SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Free translation of the original document filed with the Comissão de Valores Mobiliários - CVM

1.1 – Individual declarations and identities of persons responsible

Declaration by the Chief Executive Officer

Name of the person responsible for the content of the form	Bernardo Pinto Paiva
Position of the person responsible	General Manager

The aforementioned executive officer declares that:

a.                   He has reviewed the reference form;

b.                   All information contained in the form complies with the provisions of CVM Instruction 480, especially sections 14 and 19; and

c.                   the combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the issuer and the risks inherent to its business, as well as the securities issued by it.

Declaration by the Investor Relations Officer

Name of the person responsible for the content of the form	Ricardo Rittes de Oliveira Silva
Position of the person responsible	Chief Financial and Investor Relations Officer

The aforementioned executive officer declares that:

a.                   He has reviewed the reference form;

b.                   All information contained in the form complies with the provisions of CVM Instruction 480, especially sections 14 and 19; and

c.                   the combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the issuer and the risks inherent to its business, as well as the securities issued by it.

2.1/2.2- Auditors’ Identification and Compensation

Does issuer have an auditor?	YES
CVM Code	287-9
Type of auditor	Domestic
Name/Business Name:	PricewaterhouseCoopers Auditores Independentes
Taxpayer ID	61.562.112/0001-20
Period when services were rendered	January 1, 2013 to December 31, 2013
Description of the service retained

Audit or accounting review of the Company’s financial statements and advisory in order to comply with the rules of the Securities and Exchange Commission – SEC within the scope of the merger of shares described in this reference form.

Total compensation of the independent auditors, segregated by type of service

The total compensation of PricewaterhouseCoopers Auditores Independentes for the services rendered during the year 2013, with regard to the services rendered to Companhia de Bebidas das Américas - Ambev, incorporated by the Company, as approved at the extraordinary general meetings of the Company and of Companhia de Bebidas das Américas – Ambev held on January 2, 2014, was R$12,129,703.00, of which R$1,161,000.00 refer to audit services for reviewing the 2013 financial statements, including the quarterly reviews, and R$4,332,112.00 for services also related to the audit for compliance with the rules of the Securities and Exchange Commission – SEC) within the scope of the merger of shares described in this reference form. The total compensation amount takes into account the fees referring to the audit at the subsidiaries, in the amount of R$6,636,591.00.

Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable, since there was no replacement.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Eduardo Rogatto Luque	January 1, 2013 to December 31, 2013	142.773.658-84	Av. Francisco Matarazzo – Torino Tower, 1400, Água Branca, São Paulo - SP, Brazil, Postal Code 05001-903 Telephone: (11) 36743816 Fax: (11) 36742035 Email: Eduardo.luque@br.pwc.com

Does issuer have an auditor?	YES
CVM Code	287-9
Type of auditor	Domestic
Name/Business Name:	PricewaterhouseCoopers Auditores Independentes
Taxpayer ID	61.562.112/0001-20
Period when services were rendered	January 1, 2014 to December 31, 2014
Description of the service retained

Audit or accounting review of the Company’s financial statements, tax advisory and advisory in order to comply with the rules of the Securities and Exchange Commission - SEC within the scope of the merger of shares described in this reference form.

Total compensation of the independent auditors, segregated by type of service

The total compensation of PricewaterhouseCoopers Auditores Independentes for services rendered to Ambev S.A. during the year 2014 was R$6,597,337.00, of which R$3,041,388.00 refer to audit services for reviewing the 2014 financial statements, including the quarterly reviews, R$2,910,720,00 referring to the audit of the subsidiaries and R$645,229.00 referring to other services.

Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable, since there was no replacement.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Eduardo Rogatto Luque	January 1, 2014 to December 31, 2014	142.773.658-84	Av. Francisco Matarazzo - Torino Tower, 1400, Água Branca São Paulo - SP, Brazil, Postal Code 05001-903 Telephone: (11) 36743816 Fax: (11) 36742035 Email: Eduardo.luque@br.pwc.com

Does issuer have an auditor?	YES
CVM Code	385-9
Type of auditor	Domestic
Name/Business Name:	Deloitte Touche Tohmatsu Auditores Independentes
Taxpayer ID	49.928.567/0001.11
Period when services were rendered	January 1, 2015 to December 31, 2015
Description of the service retained	Audit or accounting review of the Company’s financial statements and tax advisory.
Total compensation of the independent auditors, segregated by type of service

The total compensation of Deloitte Touche Tohmatsu Auditores Independentes for services rendered to Ambev S.A. during the year 2015 was R$7,998,191.03, of which R$4,877,704.45 refer to audit services for reviewing the 2015 financial statements, including the quarterly reviews, R$2,438,352.12 referring to the audit of the subsidiaries and R$682,134.46 referring to other services.

Justification for the replacement	The replacement served to comply with the mandatory rotation of the independent auditors pursuant to section 31 of CVM Instruction 308/99.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Vagner Ricardo Alves	January 1, 2015 to December 31, 2015	084.811.888-08	Rua Henri Dunant, 1383 – 9th floor São Paulo - SP, Brazil, Postal Code 04709-111 Telephone: (11) 5186-1185 Fax: (11) 5186-1333 Email: valves@deloitte.com

Does issuer have an auditor?	YES
CVM Code	385-9
Type of auditor	Domestic
Name/Business Name:	Deloitte Touche Tohmatsu Auditores Independentes
Taxpayer ID	49.928.567/0001.11
Period when services were rendered	January 1, 2016 (current year)
Description of the service retained	Audit or accounting review of the Company’s financial statements.
Total compensation of the independent auditors, segregated by type of service	Not applicable.
Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

Name of the Technical Person Responsible	Period when services were rendered	Taxpayer ID (CPF)	Address
Vagner Ricardo Alves	January 1, 2016	084.811.888-08	Rua Henri Dunant, 1383 – 9th floor São Paulo - SP, Brazil, Postal Code 04709-111 Telephone: (11) 5186-1185 Fax: (11) 5186-1333 Email: valves@deloitte.com

2.3 - Other material information

There is no other material information about the subject matter that has not already been disclosed in this section.

3.1- Financial Information – Consolidated

(In Reais)	31/Dec/2015	31/Dec/2014	31/Dec/2013
Shareholders’ equity	50,333,633,000.00	43,644,669,000.00	44,224,695,000.00
Total Assets	90,176,234,000.00	72,143,203,000.00	69,085,180,000.00
Net Revenue	46,720,141,000.00	38,079,786,000.00	35,079,107,000.00
Gross Result	30,658,770,000.00	25,265,198,000.00	23,506,564,000.00
Net Result	12,879,141,000.00	12,362,019,000.00	11,399,437,000.00
Number of Shares, ex-Treasury (Units)	15,685,094,439	15,712,201,835	15,662,925,973
Equity Value per Share (Reais per Unit)	3.209	2.778	2.824
Basic earnings per common share	0.79	0.77	0.75
Diluted earnings per common share [1]	0.78	0.76	0.75

[1] Technical Pronouncement CPC 41, approved by CVM Deliberation 636, dated August 6, 2010, defines the concept and manner for calculating the basic earnings per share and the diluted earnings per share.

3.2- Non-accounting measurements

a) Amount and b) Reconciliations between the amounts disclosed and the amounts in the audited financial statements

The Company discloses non-accounting measurements, such as Adjusted EBIT (earnings before interest and taxes, excluding non-recurrent items) and Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, excluding non-recurring items).

Reconciliation of Net Income/Adjusted EBITDA
(Description of the Account in millions of Reais)	Years ended:
	31/Dec/2015	31/Dec/2014

Net Income - Ambev	12,423.77	12,065.51
Minority interests	455.37	296.51
Expenses with income and social contribution taxes	3,634.25	2,006.56
Pre-tax Income	16,513.39	14,368.58
Equity income from affiliates and subsidiaries	(3.09)	(17.38)
Net Financial Income	2,268.20	1,475.40
Non-recurring items (1)	357.16	89.01
Adjusted EBIT	19,135.66	15,915.62
Depreciation, amortization & impairment (excluding non-recurring items)	3,074.08	2,360.21
Adjusted EBITDA	22,209.74	18,275.83

(1) Non-recurring items consist of the following:

Non-recurring items	Years ended:
Description of the Account (in millions of Reais)	31/Dec/2015	31/Dec/2014
Restructuring	(63.32)	(48.93)
Administrative proceedings	(239.14)	-
Costs of new acquisitions	(48.92)	-
Impairment of property, plant and equipment	-	(32.30)
Other non-recurring expenses	(5.78)	(7.78)
Non-recurring items	(357.16)	(89.01)

c) Reason why it is assumed that this measure is more appropriate for correctly understanding the Company’s financial condition and result of operations

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) is a financial indicator used to assess a company’s results without the influence of its capital structure, tax effects and other accounting effects with no direct impact on the company’s cash flow. Whenever the term “adjusted” is used in this report, it refers to measurements of performance (EBITDA, EBIT, Net Income, EPS) before non-recurring items. Non-recurring items are revenues or expenses that do not usually arise in the course of the Company’s normal business. They are shown separately, given their importance for understanding the Company’s performance, due to their nature or magnitude. Adjusted measurements are additional measurements used by management, and they must not substitute the measurements calculated according to the IFRS, as an indicator of the Company’s performance.

It should also be emphasized that Adjusted EBITDA is used by management to measure performance, for which reason the Company believes it is important to include it in this reference form. The Company’s management believes that Adjusted EBITDA is a practical measurement for assessing its operating performance, while enabling a comparison with other companies in the same segment, even though other companies may calculate it differently.

3.3- Events subsequent to the latest financial statements

i)       In January 2016, the Company, through its subsidiaries CRBS S.A. and Ambev Luxembourg, closed a transaction under which it acquired control of the companies of the Mark Anthony group, consisting of a range of beer and cider products, for R$1.4 billion.

ii)     In the minutes of the Meeting of the Company’s Board of Directors, on January 15, 2016, the directors approved the distribution of interest on shareholders’ equity (JCP), to be deducted from the result for the year 2015 and entered against the mandatory minimum dividend for the same period, at the ratio of R$0.13 per Company share. The distribution of JCP will be taxed in accordance with current legislation, resulting in a net distribution of IOC of R$0.1105 per Company share. This payment will be made on February 29, 2016 (ad referendum to the Company’s Annual General Meeting referring to the year ended December 31, 2015) based on the shareholding position of January 29, 2016 (inclusive), in the case of the BM&FBOVESPA, and February 3, 2016, in the case of the NYSE, free and clear of monetary restatement.

3.4 – Earnings distribution policy

	2013	2014	2015
a) Rules on retention of earnings

The Company’s bylaws stipulate that an amount not exceeding 60% of the annual net income be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.

The Company’s bylaws stipulate that an amount not exceeding 60% of the annual net income be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.

The Company’s bylaws stipulate that an amount not exceeding 60% of the adjusted annual net income be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.

a.1) Retained Earnings Amounts	R$1,323,966,378.8	R$1,521,049,965.9	R$3,258,060,978.5
b) Rules on dividend distribution	The Company’s bylaws stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.	The Company’s bylaws stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.	The Company’s bylaws stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.
c) Frequency of dividend distributions

Annual and interim. At any time, the board of directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.

Annual and interim. At any time, the board of directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.

Annual and interim. At any time, the board of directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.

d) Occasional restrictions on dividend distribution imposed by legislation or by special regulations applicable to the Company by contract, court, administrative or arbitration rulings.

The Company’s bylaws state that 5% of annual net income be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76

The Company’s bylaws state that 5% of annual net income be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76

The Company’s bylaws state that 5% of annual net income be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76

3.5- Distribution of dividends and retention of net income

(Reais)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Adjusted Net Income	12,515,891,819.00	12,133,442,158.00	7,338,458,196.00
Dividend distributed in relation to the adjusted net income	73.97	91.35	81.96
Rate of return on issuer’s shareholders’ equity	28.32	28.21	27.94
Total dividend distributed	9,257,830,840.00	11,083,875,001.42	6,014,491,816.81
Net income retained	3,258,060,979.00	1,521,049,965.90	1,323,966,378.78
Retention approval date	29/Apr/2016	29/Apr/2015	28/Mar/2014

	Year ended December 31, 2015		Year ended December 31, 2014		Year ended December 31, 2013
Net income retained	Amount	Dividend paid	Amount	Dividend paid	Amount	Dividend paid
Interest on Shareholders’ Equity
Common	2,039,170,956.94	29/Feb/2016	471,482,809.59	31/Mar/2015	2,412,164,522.31	23/Jan/2014
Common	2,352,754,159.20	30/Dec/2015	1,508,371,376.16	30/Jan/2015
Common	1,570,550,571.40	29/Jun/2015	2,042,586,238.55	14/Jan/2015
Common	942,965,619.18	31/Mar/2015	1,569,242,027.00	28/Aug/2014
Mandatory Dividend
Common	2,352,389,533.35	28/Sep/2015	3,454,030,839.38	13/Nov/2014	1,566,340,598.90	23/Jan/2014
Common			941,545,216.20	25/Aug/2014	2,035,986,695.60	27/Sep/2013
Common			1,096,616,494.54	25/Apr/2014

3.6 – Declaration of dividends for the account of retained earnings or reserves

Event	Approval	Earnings	Paymt. Commences	Year	Type/Class of share	Earnings per share	Total Earnings (in thousands of Reais)
RCA	23/Feb/2015	Interest on shareholders’ equity	31/Mar/2015	2014	Common	0.0300	471,483
RCA	25/Mar/2014	Dividends	25/Apr/2014	Not applicable	Common	0.0600	939,957

3.7- Indebtedness

Year	Sum of current and non-current liabilities	Ratio type	Indebtedness Ratio	Description and reason for using a different ratio
31/Dec/2015	39,842,601.0	Indebtedness Ratio	0.79	-

3.8 – Obligations according to their nature and maturity period

The following table shows the Company’s consolidated obligations, according to their nature and maturity period as of December 31, 2015:

Year ended December 31, 2015 (in thousands de Reais)
Type of obligation: loans	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral	131,523	8,167	0	0	139,689
With Floating Guarantee	-	-	-	-	-
Unsecured	29,335,506	4,973,641	987,780	2,705,242	38,002,168
With other types of guarantee or privilege	-	-	-	-	-
Total	29,467,028	4,981,808	987,780	2,705,242	38,141,857

Year ended December 31, 2015 (in thousands de Reais)
Type of obligation: financing (BNDES and FINAMEs)	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral	188,481	55,926	12,138	213,827	470,372
With Floating Guarantee	-	-	-	-	-
Unsecured	486,403	320,673	12,856	36,067	856,000
With other types of guarantee or privilege	-	-	-	-	-
Total	674,885	376,599	24,994	249,894	1,326,372

Year ended December 31, 2015 (in thousands de Reais)
Type of obligation: debt securities (debentures, bonds, etc.)	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral	0	275,505	98,866	0	374,372
With Floating Guarantee	-	-	-	-	-
Unsecured	0	0	0	0	0
With other types of guarantee or privilege	-	-	-	-	-
Total	0	275,505	98,866	0	374,372

3.9 - Other material information

During 2015, the Company, through its subsidiaries, engaged in the following strategic acquisitions and alliances:

In March 2015, a subsidiary of the Company acquired Wäls Brewery, a local boutique brewery in the State of Minas Gerais. In 2014, Wäls received the reward for the best ‘dubbel’ beer, with its “Wäls Dubbel” brand at the World Beer Cup.  Also in March 2015, the Company and Whirlpool created B. Blend, a joint venture to develop and trade the world’s first all-in-one capsule beverage machine.

In April 2015, the Company, through one of its subsidiaries, acquired the Bogota Beer Company (“BBC”) and Cervecería BBC SAS (“Cerveceria BBC”), both in Colombia.

In July 2015, a Company subsidiary acquired Beertech Bebidas e Comestíveis Ltda., also known as Colorado, a traditional boutique brewery in the city of Ribeirão Preto, State of São Paulo, which produces using local ingredients.

Also in July 2015, we announced a strategic alliance with The Central America Bottling Corporation, or CBC, in Peru, under which AmBev Peru will focus on its beer business there, while CBC will be responsible for the soft drinks business in Peru.

In October 2015, Labatt Brewing Company Limited (“Labatt”), a Company subsidiary, announced it had purchased Mill Street Brewery, a boutique brewery in Toronto, with a portfolio of 70 exclusive and innovative beers. Founded in 2002, Mill Street is a prize-winning boutique brewery and Canada’s largest producer of certified organic beer, with recognized brands such as Mill Street Original Organic Lager, 100th Meridian Amber Larger, Tankhouse Ale and Cobblestone Stout. Mill Street also operates popular beer bars in Toronto and Ottawa.

In November 2015, through our subsidiary Labatt, we entered into an agreement to acquire a group of mixed drink brands, ciders and special beers on the Canadian market, belonging to the Mark Anthony Group. The brands acquired include well-known and innovative brands such as Palm Bay, Mike’s Hard Lemonade e Okanagan Cider, leveraging our near beer platform by expanding our portfolio in the mixed beverages and ciders segments, which are showing rapid growth in Canada. The agreement also includes the Turning Point Brewery, in British Columbia, which produces the Stanley Park family of beers. The acquired brands will be managed by our subsidiary, Labatt Breweries of Canada. The deal was closed on January 20, 2016.

In December 2015, a subsidiary of the Company acquired a controlling shareholding in Banks Holdings Company, or BHL, a corporation whose shares are traded on the Barbados Stock Exchange, and which focuses on producing and distributing beers and non-alcoholic beverages. BHL produces and sells the main beers in Barbados, including the beers Banks and Deputy, as well as soft drinks, juices and dairy products.

4.1- Description of Risk Factors

The investment in securities issued by the Company involve significant risks. The Commpany’s current and potential investors must carefully consider all information contained in this Reference Form, including the risks described in this section, the financial statements, and their accompanying notes, before deciding to maintain or increase their investment in the Company’s securities. The Company’s business, financial condition and operational results could be significantly affected by the risks listed below. The market price of shares may fall due to the occurrence of any of the risks listed below; thus, investors may lose a portion or all the investment made in the Company’s shares. Risks that are currently unknown to us, or that we usually consider as irrelevant, may also have a material adverse effect on our business, financial condition, operational results and the trading price of our shares.

For purposes of this section 4, “Risk Factors”, except when otherwise stated in this Reference Form, and where the context so requires, mentioning the fact that a risk, uncertainty or problem may cause or have “adverse” or “negative” effects on us, or similar expressions, means that such risk, uncertainty or problem may have significant adverse effects on the business, financial condition, operational results, cash flow, liquidity and/or future business of the Company and/or its subsidiaries, as well as on the price of the securities issued by the Company. Similar expressions included in this section 4, “Risk Factors”, must be understood within this context. Notwithstanding the subdivision of this section 4, “Risk Factors”, certain risk factors included in one item may also be applicable to other items regarding the Company.

a) With regard to the Company:

We rely on the reputation of our brands and damages to their reputation may have an adverse effect on our sales.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event or series of events that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly or not possible.

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited channel for advertising beer and other alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Defective or contaminated products manufactured by us may subject the Company to product recall or other responsibilities.

In the event that contamination or a defect does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications before the applicable agency. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient to protect our intellectual property rights portfolio or that third parties will not infringe upon or misappropriate the Company’s proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.

We face various challenges inherent in the management of a large number of employees over diverse geographical regions. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill at an equivalent cost. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

Information technology failures could disrupt our operations.

We increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. Our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hacker attacks or other security issues. These or other similar interruptions could disrupt our operations, cash flows or financial condition.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. The concentration of processes in shared services centers means that any disruption could impact a large portion of our business. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. As with all information technology systems, our system could also be penetrated by outside parties with the intent of extracting or corrupting information or disrupting business processes. Such interruptions could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future.

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events.

Should a material uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

Our shareholders may not receive any dividends.

According to our bylaws, we generally pay our shareholders 40% of our annual adjusted net income, calculated according to Brazilian Law No. 6404/76, as amended (the “Brazilian Corporate Law”), as presented in our unconsolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, that net income may not be available to be paid out to our shareholders in a given year.

We might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any such distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations.

Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws. It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell the Company’s securities at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries, and those investments are generally considered speculative in nature.

Brazilian investments, such as investments in our common shares and ADSs, are subject to economic and political risks, involving, among other factors:

•         changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•         restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell the Company’s securities at the price and time you desire.

Future share issues may reduce the value of equity held by the current shareholders, significantly affecting the future market price of Company’s shares.

The Company may need to raise additional capital in the future, also by means of the issue of shares or debt securities convertible into shares. Any additional capital obtained from the issue of shares may reduce the proportional interest held by the investors in the Company’s capital, and reduce the earnings per share and the net equity value per share; thus, any issue made by the Company or its major shareholders may have adverse effects on the future market price of the Company’s shares.

Court decisions not favorable to the Company may adversely affect its results of operations, cash flows and financial condition.

The Company is a party to court and administrative proceedings arising from the normal course of business, and other actions may be filed in the future. Such proceedings relate to tax, civil and labor issues, among other. Some of them involve significant amounts.

The results of court and administrative proceedings are uncertain, and, regardless of the merits of the claims, litigation can be expensive, lengthy and adversely affect the Company. We can give no assurance that the decisions or resolutions in any particular action will be favorable to the Company. In case we do not obtain a favorable decision in a given action filed against us, we may be subject to loss, fines or injunctions.

Unfavorable court decisions may adversely affect our business, financial condition and results of operations. For further information about the Company’s court and administrative contingencies, see items 4.3 to 4.7 of this Reference Form.

Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev N.V./S.A., or ABI, resulting in adverse limitations to our operations.

Ambev and its subsidiaries are a party to certain joint venture, distribution and other agreements, guarantees and instruments that may contain restrictive provisions that our contractual counterparties may try to interpret as being triggered upon the consummation of certain unrelated transactions of ABI, including the combination of ABI and SABMiller plc, or SABMiller. Some of those contracts may be material and, to the extent they may contain any such restrictive provisions, our counterparties may seek to enforce certain contractual remedies that may curtail material contractual rights and benefits that we have thereunder under the argument that ABI’s consummation of certain transactions has triggered the referred provisions. Similarly, unrelated transactions consummated by ABI may subject us to further antitrust restrictions in the countries in which we already operate. Any such restrictions may limit the amount and quality of business we conduct in each of those countries

b) In regard to the Company’s direct or indirect controlling shareholder, or the controlling group:

Our controlling shareholders may adopt several corporate measures without the approval of non-controlling shareholders.

As of December 31, 2015, our two direct controlling shareholders, that is, Interbrew International B.V. and AmBrew S.à.r.l., which are subsidiaries of Anheuser-Busch InBev N.V./S.A., together with Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência, held a 71.9% interest in the Company’s stock, except for treasury shares. As of the same date, Anheuser-Busch InBev N.V./S.A. indirectly held a 62.0% interest in the Company, except for treasury shares. Accordingly, Anheuser-Busch InBev N.V./S.A. controls the Company, although (i) Anheuser-Busch InBev N.V./S.A. is still subject to the shareholders’ agreement entered into with Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência; and (ii) Anheuser-Busch InBevN.V./S.A. is jointly controlled by Messrs. Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, and the former shareholders in Interbrew International B.V.

Our controlling shareholders are able to elect the majority of the members of our Board of Directors and Fiscal Council, and generally determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of materials assets and bylaw amendments. Under Brazilian Law No. 6404/76, as amended, or the Brazilian Corporation Law, the protections afforded to non-controlling security holders may differ from, or be less comprehensive than, the corresponding protections and fiduciary duties of directors applicable in the U.S. or other jurisdictions.

c) In regard to the Company’s shareholders

Please check item (b) above. There are no other risk factors regarding the Company’s shareholders.

d) In regard to the Company’s subsidiaries and affiliates

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 43.7% (R$20.4 billion) of our total net revenues of R$46.7 billion in 2015 came from our foreign subsidiaries. In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our direct or indirect foreign subsidiaries, this could negatively impact our business, results of operations and financial condition.

e) In regard to the Company’s suppliers

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on key third‑party suppliers, including third‑party suppliers for a range of raw materials for beer and soft drinks, and for packaging material, including aluminum cans, glass, kegs and PET bottles.

We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer and soft drinks, and have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our business, operations and financial results could be adversely affected.

f) In regard to the Company’s clients

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health concerns regarding obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products of our business segment. Failure by us to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact our business, results of operations and financial condition.

g) In regard to the sector in which the Company operates

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2015 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2015	Fluctuation
Aluminum (US$/ton)................................	1,978.00	1,435.50	1,681.15	37.8%
Sugar (US$ cents/pounds)........................	15.92	10.39	13.12	53.2%
Corn (US$ cents/bushel)...........................	433.50	347.75	376.67	24.7%
Wheat (US$ cents/bushel).........................	614.75	452.25	507.38	35.9%
PET (US$/ton)..........................................	1,072.50	804.50	922.41	33.3%

If we do not successfully comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation and sales to suffer.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our management, employees or representatives may take actions that violate applicable laws and regulations prohibiting the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the U.S. Foreign Corrupt Practices Act, or the FCPA.

In addition, on January 29, 2014 the Brazilian government enacted Law No. 12846/13 imposing strict liability on companies for acts of corruption perpetrated by their employees, or the Brazilian Antibribery Act. According to the Brazilian Antibribery Act, companies found guilty of bribery could face fines of up to 20% of their gross annual income for the previous year or, if gross income cannot be estimated, such fines could range from R$6 thousand to R$60 million. Among other penalties, the Brazilian Antibribery Act also provides for the disgorgement of illegally obtained benefits, the suspension of corporate operations, asset confiscation and corporate dissolution. The adoption of an effective compliance program may be taken into consideration by Brazilian authorities when applying a penalty under the Brazilian Antibribery Act.

Despite the new Brazilian Antibribery Act, Brazil still has a perceived elevated risk of public corruption, which may, to a certain degree, leave us exposed to potential violations of the FCPA or other anti-bribery laws. The same applies to other countries where the Company now operates, such as El Salvador, Peru, Colombia, Bolivia, Argentina, Ecuador, Guatemala, Dominican Republic, Nicaragua and Paraguay, in which the level of perception of corruption risk exceeds that perceived for Brazil. Moreover, a number of high profile corporate corruption allegations have surfaced, principally since the beginning of 2014. In that respect, Brazilian authorities currently investigating alleged corruption cases have in 2014 released a list of companies that had contracted consulting services from a firm part-owned by a former elected government official who has been convicted of corruption and racketeering by Brazil’s highest court. Years ago, we retained the services of this consulting firm in connection with a specific matter and, thus, have been cited among these consultant’s clients. We have reviewed our internal control and compliance procedures in relation to these services and have not identified any evidence of misconduct.

Although we have implemented what we understand to be a very robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption laws, which includes a strict requirement prohibiting our employees and agents from violating these laws, there remains some degree of risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating potential misconduct.

Another potential fallout from having our name or brands associated with any misconduct is adverse press coverage, which, even if unwarranted or baseless, could damage our reputation and sales. Therefore, if we become involved in any investigations under the FCPA, the Brazilian Antibribery Act or other applicable anti-corruption statutes, our business could be adversely affected.

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.

Globally, brewers compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beer industry continues.

Competition may divert consumers and customers from our products. Competition in our various markets could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends.

Additionally, the unfair pricing practices in some markets and the lack of transparency, or even certain illicit practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

Negative publicity focusing on our products or on the way we conduct our operations may harm our business.

Media coverage and publicity generally can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over (i) alcohol-related problems, including drunk driving, (ii) underage drinking, as well as (iii) health consequences resulting from the excessive consumption of beer and soft drinks (for example, alcoholism and obesity). Factors such as negative publicity regarding the consumption of beer, other alcoholic beverages or soft drinks, publication of studies indicating a significant health risk from consumption of those beverages, or changes in consumer perceptions affecting them could adversely affect the sale and consumption of our products and harm our business, results of operations, cash flows or financial condition to the extent consumers and customers change their purchasing patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

h) In regard to the regulations of the sector in which the Company operates

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business, and they may adversely affect our results.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Ambev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•                     devaluations and other exchange rate movements;

•                     inflation;

•                     investments;

•                     exchange control policies;

•                     employment levels;

•                     social instability;

•                     price instability;

•                     energy shortages;

•                     water rationing;

•                     interest rates;

•                     liquidity of domestic capital and lending markets;

•                     tax policy; and

•                     other political, diplomatic, social and economic developments in or affecting Brazil.

Any of the situations above may have material adverse effects on the Company’s financial condition and results.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 6.1% in 2011, 6.2% in 2012, 5.6% in 2013, 6.2% in 2014 and 11.3% in 2015. Brazil may experience high levels of inflation in the future. There can be no assurance that the lower levels of inflation experienced in Brazil through 2014 will return or that inflation going forward will not continue the upward trend of 2015. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, in 2010, the Real appreciated by 4.5% resulting in an exchange rate of R$1.666 per US$1.00 as of December 31, 2010. However, since 2011 the real has been depreciating continuously, having depreciated by 12.5%, 8.9%, 14.6%, 13.4% and 47.0% against the U.S. dollar in 2011, 2012, 2013, 2014 and 2015, respectively, closing at R$3.905 per U.S. $1.00 as of December 31, 2015. As of February 29, 2016, the exchange rate was R$3.980 per US$1.00.

Devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

In addition, Brazil faced a series of economic and political difficulties in 2015. These adversities included increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in Brazil’s primary accounts, shrinking gross domestic product, rising inflation above recently observed ceilings, increasing uncertainties with regards to Congressional decisions and the significant devaluation of the real. Moreover, the political crisis in recent months could worsen economic conditions in Brazil, which may adversely affect our results of operations and financial condition. All these factors contributed to Brazil’s loss of its investment grade rating and an economic recession. It is also difficult to assess the impact that the Brazilian political scenario will have in the Brazilian economy, and as a result on our future operations and financial results.

Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products. Besides moving in concert with changes in per capita income, consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income. Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages and soft drinks, as well as our results of operations. Moreover, the recently experienced instability and uncertainties in the Brazilian economic and political scenario may adversely affect the demand for our products, which in turn may lead to negative impacts on our operations and financial results.

Increases in taxes levied on beverage products in Brazil and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in Brazil’s already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the Brazilian government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business.

In January 2015 the Brazilian federal government enacted Law No. 13097, which introduced a new federal taxation model for beer and soft drinks. The law is a result of the combined efforts of the Brazilian federal government and beverage companies with a view to creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the Excise Tax (Imposto sobre Produtos Industrializados), or the IPI Excise Tax, the Social Integration Program Contribution (Programa de Integração Social), or the PIS and the Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS, are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem). Moreover, in 2015 the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Ceará and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and soft drinks, while the state of Minas Gerais and the Federal District once again increased the ICMS Value-Added Tax rate applicable to beer and soft drinks. No assurance can be given that the Brazilian government, at both state and/or federal levels, will not consider further tax increases on beverages in the future.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. The federal government issued regulations requiring the mandatory installation of production (volume) control systems, known as “SICOBE”, in all Brazilian beer and carbonated soft drinks, or CSD, factories in order to assist governments to fight tax evasion in the beverage industry. The installation of this equipment in the production lines has been completed and it covers more than 98% of our total volume. Though the objective of reducing tax evasion is being achieved for federal taxes, and while state governments have started using data from the SICOBE in order to identify potential state tax evasion, there can be no assurance that unfair competition arising from tax evasion will be eliminated from the Brazilian beverage industry.

We are subject to regulation on alcoholic and CSD beverages in the countries in which we operate.

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties. Recently, the federal government as well as certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of alcoholic beverages at certain points of sale (e.g., highways), and prohibiting the sale of CSDs in schools. The Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. In addition, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages. These rules and restrictions may adversely impact our results of operations.

In addition, there is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

Moreover, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil and Canada have been involved in class actions and other litigation seeking damages. If any of these types of litigation were to result in fines, damages or reputational damage for us, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

We are subject to Brazilian and other antitrust regulations.

We have a substantial share of the beer market in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities. In addition, in connection with the 1999 business combination of Companhia Cervejaria Brahma and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos for incorporation of the Company, we entered into a performance agreement with the Brazilian antitrust authorities, which required us to comply with a number of restrictions, including the divestment of certain assets. Since July 28, 2008, we have been deemed to have complied with all those restrictions, according to Brazil’s highest antitrust authority, the Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense), or the CADE. Nevertheless, we cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

Additionally, our participation in the Argentine beer market increased substantially following the acquisition of our interest in Quilmes Industrial Société Anonyme. Our operation in Argentina is subject to constant monitoring by Argentinean antitrust authorities. We cannot assure you that Argentinean antitrust regulation will not affect our business in Argentina in the future, and therefore, impact the benefits that Ambev anticipates will be generated from this investment, and, consequently, the Company’s results.

i) In regard to the foreign countries where the Company operates

Deterioration in economic and market conditions in other emerging market countries, as well as in developed economies, may adversely affect the market price of our common shares and ADSs.

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, have historically triggered securities market volatility in other emerging market countries, including Brazil. For example, the deceleration of the Chinese economy in 2015 resulted in the depreciation of the currencies of several emerging economies, including Brazil, and a drop in the stock indices of the stock exchanges of those countries, including the BM&FBOVESPA. In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev. Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring outside of Brazil.

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which in 2015 corresponded to 24.1% of our consolidated results of operations. LASI is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

For example, in the early 2000s, Argentina experienced political and economic instability. A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation. In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future. We cannot assure you that the Argentine economy will not rapidly deteriorate as in the past. Additionally, in 2014 the Argentinean peso underwent a significant devaluation, losing 15.7% of its value relative to the Real, impacting the net assets, results and cash flows of our Argentinean operations. Further devaluations of the peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. See “4.2 – Description of key market risks – Our results of operations are affected by fluctuations in exchange rates.”

In addition, on July 30, 2014 Argentina entered into a selective default of its restructured debt. The full consequences of the default on Argentina’s political and economic landscape, and on our operations there, are still unclear. The devaluation of the Argentine peso, along with inflation and deteriorating macroeconomic conditions in Argentina, could have, and may continue to have, a material adverse effect on our Latin America South operations and their results, as well as in our ability to transfer funds from and within Argentina. Despite the recent election of a new presidential government that seems more committed to fiscal responsibility, our liquidity and operations and our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if additional foreign exchange restrictions are implemented in Argentina.

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Despite the recent relaxation in U.S. foreign policy towards Cuba, this country is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

In January 2014, one of our wholly-owned subsidiaries acquired from Anheuser-Busch InBev N.V./S.A., or ABI, the indirect equity held by ABI in Cerbuco Brewing Inc., a controlling interest of 50% in Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. Bucanero’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our other subsidiaries. In 2015, Bucanero sold 1.5 million hectoliters of beer, representing about 1.2% of our total beer volume of 125.2 million hectoliters for the year. Although Bucanero production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba. Although our operations in Cuba are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the fact that Cuba remains a target of U.S. economic and trade sanctions.

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. Although the United States government has recently ceased to identify Cuba as a state sponsor of terrorism, this position may be revised by action of the U.S. government’s executive branch. If U.S. government policy towards Cuba were to be reversed, with that country being once again designated as a state sponsor of terrorism, Cuba could return to being a target of possible restrictions for U.S. investment. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future. Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of this company. Although ABI and we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claim or as to the claimants’ standing to pursue it.

j. In regard to environmental issues:

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations, and water scarcity or poor quality could negatively impact our production costs and capacity.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

We also face water scarcity and quality risks. The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, cyber-attacks, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Our operations are subject to safety and environmental regulations, which could lead to additional costs for the Company, as well as material contingencies that may affect its results.

Our operations are subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability which might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with greater emphasis on enforcement.

There can be no assurance that we will not incur substantial environmental liability or those applicable environmental laws and regulations will not change or become more stringent in the future, which could adversely affect the Company’s financial condition and results.

4.2- Description of the main market risks

The Company’s operating results are affected by fluctuation in commodity prices.

This risk involves the possibility of fluctuations in the prices of the products sold by the Company or by its subsidiaries, or in the price of raw materials and other inputs used in the production process. Since it operates in a commodities market, sales revenues and costs of sales of the Company and its subsidiaries can be affected by changes in the international prices of the products they sell and the raw materials they purchase.

The Company’s results of operations are affected by variances in currency rates.

The Company reports its consolidated results in Reais and, historically speaking, Companhia de Bebidas das Américas – Ambev, currently extinct, did the same. In 2015, the Company obtained approximately 43.7% of its revenues from companies that operate with functional currencies other than the Brazilian Real (that is, in most cases, the local currency of the respective operation). Consequently, any movement in exchange rates between the functional currencies of these operations and the Brazilian Real will affect the Company’s consolidated statement of results and balance sheet. Depreciation of the functional currencies of our operations against the Brazilian Real will tend to reduce the contribution of these operations in terms of the our financial position and operating results.

Besides currency conversion risks, the Company incurs currency risks whenever one of its operations engages in transactions denominated in currencies other than its functional currency, including purchase and sale transactions or when issuing or assuming debt. Although the Company and its operating companies, currently have hedge policies to manage exchange rate and commodity price risks, so as to mitigate exposure to currencies other than the functional currencies of the operations, there is no guarantee that, where costs are concerned, these hedge policies will successfully and effectively mitigate the effects of this exchange rate exposure, especially in the long term.

The depreciation of the Brazilian real against other currencies, including the US dollar, may adversely affect the Company’s financial performance.

Most of the Company’s sales are in Brazilian Reais, while a significant portion of its debt is denominated in other foreign currencies, including the US dollar. Furthermore, a significant portion of the Company’s production costs, especially those involving packaging, such as cans and PET bottles, as well as sugar, hops and malt, are denominated in or linked to the US dollar, which appreciated significantly against the Brazilian Real in 2015.

In this case, any depreciation of the Brazilian Real against those foreign currencies may increase financial expenses and operating costs, affecting the Company’s ability to meet its foreign currency obligations. Although the Company’s current policy is to hedge practically all its US dollar-denominated debts and production costs, the Company cannot guarantee that it will always be possible to hedge in the future.

Sensitivity analysis

The Company manages its non-derivative financial assets and liability risks substantially by entering into derivative financial instruments. Within this context, the Company has identified the main risk factors that could lead to losses in its transactions with derivative financial instruments and, therefore, it has developed a sensitivity analysis based on three scenarios that may affect its future results and/or cash flows, as described below:

1 – Probable Scenario: management’s expectation of a deterioration in the principal risk factor of each transaction. To estimate the possible effect on the results from derivative transactions, the Company calculates Value at Risk –parametric VaR. VaR is a statistical measurement arrived at by estimating standard deviations and correlations between the returns from the different risk factors. The outcome of this model is the expected stop-loss for an asset during a given time frame and reliability interval. According to this methodology, we have used as calculation parameters the potential exposure of each financial instrument, a reliability interval of 95% and a horizon of 21 days commencing December 31, 2015, which are shown in the module.

2 – Adverse Scenario: a 25% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2015.

3 - Remote Scenario: a 50% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2015.

					Consolidated
Transaction	Risk	Fair Value	Probable Scenario	Adverse Scenario	Remote Scenario

Hedge commodities	Drop in commodity prices	(292,840)	(602,846)	(881,588)	(1,470,335)
Purchase of inputs		292,840	602,846	881,588	1,470,335
Currency hedge	Foreign currency depreciation	434,340	(587,589)	(2,035,629)	(4,505,597)
Purchase of inputs		(434,340)	587,589	2,035,629	4,505,597
Effect on costs		-	-	-	-

Currency hedge	Foreign currency depreciation	63,753	(218,641)	(495,362)	(1,054,477)
Capex purchases		(63,753)	218,641	495,362	1,054,477
Effect on property, plant and equipment		-	-	-	-

Currency hedge	Foreign currency appreciation	(2,683,408)	(3,223,361)	(3,815,727)	(5,045,783)
Expenses		2,683,408	3,223,361	3,815,727	5,045,783
Effect on expenses result		-	-	-	-

Currency hedge	Foreign currency appreciation	952,542	934,436	913,978	875,415
Cash		(952,542)	(1,034,397)	(1,126,886)	(1,301,231)
Interest rate hedge	Interest rate increase	(38,633)	(73,846)	(136,341)	(158,135)
Interest revenue		38,633	73,846	136,341	158,135
Effect on cash		-	(99,961)	(212,908)	(425,816)

Investment hedge	Foreign currency depreciation	(679,528)	(696,305)	(701,007)	(736,491)
Investment abroad		679,528	696,305	701,007	736,491
Effect on Investments Abroad		-	-	-	-
		-	(99,961)	(212,908)	(425,816)

4.3 – Non-confidential and material judicial, administrative or arbitration proceedings

The Company and its subsidiaries are parties to judicial and administrative proceedings, as described below.

i. Labor claims

As of December 31, 2015, the Company and its subsidiaries were parties to approximately 22,000 labor claims filed by former and current employees, primarily involving matters concerning overtime, dismissals, severance payments, health hazard and risk premiums and supplementary retirement benefits, among other issues, all of them in progress in court.

As of December 31, 2015, there were approximately 52 proceedings involving litigation between the Company and the National Institute of Social Security – INSS, involving an amount of R$0,2 million. The chances of loss in these proceedings is classified as possible. In them, the Company and the National Institute of Social Security are disputing, among other issues, payment of social charges on bonus payments, paid prior notice, constitutionally mandated one-third additional vacation payments and paid day off.

There are no labor claims where the Company and its subsidiaries appear as defendant or plaintiff which are individually material to their business.

ii. Tax proceedings

As of December 31, 2015, the Company and its subsidiaries were parties to approximately four thousand judicial and administrative tax proceedings.

The pending tax proceedings include suits filed by the Company against the tax authority, alleging the unconstitutionality of certain taxes. These proceedings include matters involving income tax, as well as ICMS, IPI and PIS/COFINS taxes. Since these proceedings depend on obtaining favorable court rulings, the corresponding assets that may arise in the future will only be recognized by the Company when it is certain of receiving the amounts previously paid and deposited.

Tax Recovery Program

The Company decided to include in the Tax Recovery Program, introduced by Federal Law 11941/09, some of the tax proceedings in which it is involved. Thus, it is expected that the Company will pay an amount of approximately R$374,8 million over a period of 180 months. As of December 31, 2013, the remaining balance of the program was R$239,2 million, booked under “Other taxes, charges and contribution taxes”. In June 2014, the Company paid in full and in cash the installment plan debits within this 2009 Installment Payment Program of the Brazilian Federal Revenue Service.

Pursuant to Law 12865/13, which permitted the inclusion of additional challenged tax amounts in the 2009 Tax Recovery Program provided for in Law 11941/09, the Company included in this program certain additional challenged taxes that had previously been the subject of litigation. As of December 31, 2013, the tax liabilities we included during 2013 in the 2009 Tax Recovery Program amounted to R$178,4 million. In November 2014, the Company settled the debits included in the installment payment program of Law 12965/13, as well as the debits added to this installment payment plan under the program of Law 12896/14, amounting to R$201 million, part in cash and part by availing itself of tax losses of subsidiaries. On December 31, 2014, the Company paid off the total amount involving both the 2013 and the 2014 Installment Payment Programs. As of December 31, 2015, having paid in full the amount referring to the 2013 and 2014 Installment Payment Programs, the Company is waiting for the Brazilian Federal Revenue Service to approve the payment.

We give below the key proceedings for the Company’s business and that of its subsidiaries:

Proceeding 16327.000530/2005-28
a. court	São Paulo
b. level	Administrative
c. date filed	2005
d. parties to the proceeding	Brazil x Eagle S.A.
e. amounts, assets or rights involved	R$2.1 billion
f. primary facts

Administrative proceeding filed by the Brazilian Federal Revenue Service to collect IRPJ and CSLL taxes on earnings obtained abroad through the Company’s subsidiaries and affiliates. In December 2008, the Administrative Court rendered a decision on the tax assessment notice. The ruling was partially favorable to the Company while, in the case of the outstanding portion, the Company filed an appeal with the Tax Administration Council and is awaiting a decision.

g. chances of loss	Possible.
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16561.720087/2011-81
a. court	São Paulo
b. level	Administrative
c. date filed	2011
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$4.6 billion
f. primary facts

Disallowance of premium amortization expenses for the years 2006 to 2010, arising from merger of InBev Holding Brasil S.A. In November 2014, the Administrative Court reached a final decision on the appeal. Bearing in mind that the ruling was partially favorable, AmBev appealed to the Higher Chamber of Tax Appeals and is awaiting its decision.

g. chances of loss	Possible.
h. analysis of the impact in case of loss

Amount of the proceeding; should the Company be required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount (70%) proportional to the benefit it obtained from said premium amortization, as well as the respective costs.

Proceeding 16561.720109/2013-74
a. court	São Paulo
b. level	Administrative
c. date filed	2013
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$1.3 billion
f. primary facts

Disallowance of premium amortization expenses arising from the merger of Quinsa S.A. In December 2014, Company filed an appeal against the unfavorable administrative ruling of the lower court, and is awaiting the decision of the Administrative Court.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16643.720059/2013-15
a. court	São Paulo
b. level	Administrative
c. date filed	2013
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$1.3 billion
f. primary facts

Administrative proceeding filed by the Brazilian Federal Revenue Service to collect IRPJ and CSLL taxes on earnings obtained abroad through the Company’s subsidiaries and affiliates. The proceeding is pending a decision at the Judgment Office of the Brazilian Federal Revenue Service.

g. chances of loss	Partly possible and partly probable
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16561.720159/2014-32
a. court	São Paulo
b. level	Administrative
c. date filed	2014
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$1.3 billion
f. primary facts

The tax assessment was based, generally speaking, on the disallowance of interest expenses incurred on financial instruments. The Company has filed an opposition and is awaiting the ruling of the Judgment Office of the Brazilian Federal Revenue Service.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 16561.720180/2015-19
a. court	São Paulo
b. level	Administrative
c. date filed	2015
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$0.8 billion
f. primary facts

The tax assessment refers to the reversal of credits referring to taxes paid abroad by group companies, proof of which is being questioned by the Tax Authority, in addition to the reversal of financial expenses. The Company has filed an opposition and is awaiting the ruling of the Judgment Office of the Brazilian Federal Revenue Service.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

Proceeding 10872.720001/2015-53
a. court	DRJ Ribeirão Preto
b. level	Administrative
c. date filed	2015
d. parties to the proceeding	Brazil x Company
e. amounts, assets or rights involved	R$0.6 billion
f. primary facts

The tax assessment involves IPI tax allegedly owed on the remittance of finished goods from the Nova Rio unit to other Company units. The Company has filed an opposition and is awaiting the ruling of the Judgment Office of the Brazilian Federal Revenue Service.

g. chances of loss	Possible
h. analysis of the impact in case of loss	The amount of the proceeding.

iii. Civil and Criminal proceedings

As of December 31, 2015, the Company and its subsidiaries appeared as the plaintiffs in approximately 1,327 civil (including environmental) and criminal lawsuits. On the same date, the Company and its subsidiaries were defendants in approximately 5,275 civil (including environmental) and criminal lawsuits.

We give below the key proceedings for the Company’s business and that of its subsidiaries:

Proceeding 2008.61.03.007791-6
a. court	1st Lower Court of the Judicial Subsection of São José dos Campos
b. level	Lower court
c. date filed	28/Oct/2008
d. parties to the proceeding	The Company, FEMSA – Fomento Econômico Mexicano S.A. and Primo Schincariol Indústria de Cervejas e Refrigerantes S.A.
e. amounts, assets or rights involved	R$2.1 billion
f. primary facts

Lawsuit filed by the Federal Prosecutor’s Office against three beer manufacturing companies, requiring the defendants to indemnify the “increase in damage caused by investments in beer-type alcoholic beverage advertisements”, in addition to sentencing them to invest the same amount earmarked for alcoholic beverage advertisements in programs for preventing and treating the “damage caused by alcohol consumption”. The amount claimed by the Federal Prosecutor’s Office in the public action, bearing in mind only the portion applicable to the Company, is approximately R$2.1 billion. However, with the NGO - "Instituto Barão de Mauá" joining the proceeding as co-plaintiff and claiming the same amount of indemnification, the total amount of the lawsuit is now R$5.5 billion. In January de 2015, the requests for production of evidence filed with the lower court were rejected. A ruling is pending.

g. chances of loss	Remote
h. analysis of the impact in case of loss

The chance of the Company having to pay the amount claimed by the Federal Prosecutor’s Office is remote. However, in the event of a loss, in addition to this indemnification, the Company will have to channel the same amount spent in advertising to programs for preventing and treating problems arising from the consumption of alcohol.

Riachuelo River Basin

In 2004, an environmental complaint was filed by several neighbors residing in the Riachuelo River Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 companies (including Cerveceria y Malteria Quilmes S.A., the Company’ subsidiary in Argentina) whose facilities are located in the Riachuelo River Basin, or which dump their waste in the Riachuelo River; In this complaint, the Supreme Court of Justice of Argentina ruled that the State of Argentina and the Province and city of Buenos Aires remain primarily liable for cleaning up the environment, and also, that the Riachuelo River Basin Authority, an environmental body created in 2006 under Argentine Law No. 26,168, was to be responsible for implementing a Remediation Plan for the Riachuelo River Basin. The Supreme Court of Justice of Argentina has not yet ruled on the matter of the liability for environmental damage, but it has already decided that each of the parties will bear the costs of their court expenses.

4.3.1. Indicate the total amount provisioned, if any, for the proceedings described in section 4.3.

i. Labor claims

Not applicable, given that there are no labor claims where the Company and its subsidiaries appear as defendant or plaintiff which are individually material to their business.

ii. Tax proceedings

As of December 31, 2015, the Company held provisions of R$38.0 million for the cases described in the foregoing section.

iii. Civil and Criminal proceedings

As of December 31, 2015, the Company held no provisions for the cases described in the foregoing section.

4.4 – Non-confidential judicial, administrative or arbitration proceedings whose opposing parties are managers, former managers, majority shareholders, former majority shareholders or investors

The Company is party to the following judicial, administrative or arbitration proceedings whose opposing parties are managers or former managers, majority shareholders or former majority shareholders or investors:

Warrants (Subscription Bonuses)

0047299-63.2003.8.19.0001
a. court	Rio de Janeiro
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Romanche Investment Corporation LLC x Company
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses. The historical amount attributed to the case is R$3.1 million (restated up to December/2015, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$6.2 million).

The historical amount attributed to the case is R$98.5 million (restated up to December/2015, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$196.5 million).

f. primary facts

The complaint requested sentencing of the Company (i) to the issuance of shares that would be entitled to the subscription bonuses held by the plaintiff, at the price the latter understands to be correct, which is less than that published by the Company and ratified by the Brazilian Securities Commission – CVM, adjusted according to the capital increases that occurred in the period from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company employees, and other subscription bonuses issued in 1993, in addition to (ii) the payment of material damages.

The lower court denied the claims made in the main lawsuit, and accepted the counterclaim filed by the Company. The sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court. The motion to annul was denied by three votes to two and the Company filed a special appeal against the decisions on the appeal and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, the judge-rapporteur, Justice Aldir Passarinho Junior denied the appeal in the Company’s special appeal. The Company then filed a regulatory appeal against this decision. On August 2, 2011, continuing with the trial, and after an opinion by Justice João Otávio de Noronha, disagreeing with the judge-rapporteur, Justice Aldir Passarinho Junior, who had denied the appeal, a majority vote of the Justices of the Second Panel of the Superior Court of Justice granted the Company’s regulatory appeal to grant the special appeal and determine that the special appeal be sent to the higher court. On October 11, 2012, the special appeal was assigned, by prevention, to Justice Marco Buzzi (judge-rapporteur). Since then, the case has been held by the judge-rapporteur under advisement.

g. chances of loss	Possible.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

0047841-81.2003.8.19.0001
a. court	Rio de Janeiro
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Banco do Brasil Employees’ Pension Fund – PREVI and the Federal Savings Bank Employees’ Foundation – FUNCEF X Company
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

The historical amount attributed to the case is R$60.3 million (restated up to December/2015, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$128.5 million). The historical amount attributed to the counterclaim is R$399.8 million (restated up to December/2015, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$845.0 million).

f. primary facts

The complaint requested sentencing of the Company to the issuance of shares that would be entitled to the subscription bonuses held by the plaintiff, at the price the latter understands to be correct, which is less than that published by the Company and adjusted according to the capital increases that occurred in the period from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company employees, and other subscription bonuses issued in 1993.

The lower court denied the claims made in the complaint, and accepted the counterclaim filed by the Company. The sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court. The motion to annul was denied by three votes to two and the Company filed a special appeal against the decisions on the appeal and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, Justice Aldir Passarinho Junior took cognizance of the appeal to partially grant the special appeal and determine the reduction in the fees arbitrated in the counterclaim to 2% of the restated amount of the case. The Company and the Banco do Brasil Employees’ Pension Fund – PREVI filed interlocutory appeals against this decision. Following the vote of Justice Aldir Passarinho Junior, denying the Company’s regulatory appeal, Justice João Otávio de Noronha requested to see the record. Continuing with the trial, after the opinion of Justice João Otávio de Noronha granting the Company’s regulatory appeal and determining that the special appeal be sent to the higher court to be better appreciated, thus differing from judge-rapporteur Justice Aldir Passarinho Junior, who had denied the appeal, by a majority vote the Panel granted the regulatory appeal to grant the appeal and determine that the special appeal be sent to the higher court. On December 7, 2011, the proceeding was assigned, by prevention, to Justice Marco Buzzi (judge-rapporteur).

f. primary facts (continued)

The Banco do Brasil Employees’ Pension Fund - PREVI and the Federal Savings Bank Employees’ Foundation – FUNCEF filed a request for substitution of collateral, arguing that the National Treasury Bills - LFT's offered as collateral bore a maturity date of March 7, 2012. Served of process, the Company agreed to the request for substitution. Accordingly, the Judge-Rapporteur approved the substitution of the National Treasury Notes, series B - NTN-B, shown in the correspondence accompanying the petition filed by the Banco do Brasil Employees’ Pension Fund - PREVI and by the Federal Savings Bank Employees’ Foundation – FUNCEF. Case held by the Judge-Rapporteur under advisement on September 25, 2012. On December 1, 2015, the plaintiffs filed a petition containing the opinion of Prof. Ary Oswaldo Mattos Filho on the case. Since that date, the case has been held by the Judge-Rapporteur under advisement.

g. chances of loss	Possible.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

03.047.887-1
a. court	São Paulo
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Economus Instituto de Seguridade Social (Economus Institute of Social Security) X Company
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses. The historical amount attributed to the case is R$1.0 million (restated up to December/2015, in accordance with the Practical Table of the Appellate Court of the State of São Paulo: R$2.1 million). In regard to the counterclaim, the historical amount attributed to the case is R$4.4 million (restated up to December/2015, in accordance with the Practical Table of the Appellate Court of the State of São Paulo: R$9.1 million).

f. primary facts

The action was filed on April 28, 2003. On May 19, 2003, the Company filed an answer, counterclaim and opposition to the amount of the lawsuit. On August 17, 2005, a sentence was published denying the claims made in the lawsuit and in the counterclaim. On September 29, 2005, the Company filed an appeal against the part of the sentence referring to the counterclaim. On September 28, 2005, the Economus Institute of Social Security filed an appeal against the part of the sentence referring to the lawsuit. On May 13, 2011, the appeals filed both by the Company and Economus Institute of Social Security were added to the trial docket of May 26, 2011; however, at the request of the third judge, after the votes of the judge-rapporteur and the judge-reviewer denying the appeals, the trial was adjourned until June 9, 2011, on which date both appeals were denied, with the declaration of concurrent vote by the judge-reviewer. On July 28, 2011, Economus filed a motion for clarification against the appellate decision that had denied its appeal. On August 11, 2011, the motion for clarification was rejected. On October 6, 2011, Economus filed a special appeal. On May 5, 2012, the special appeal was assigned to the Fourth Panel Justice Raul Araújo, pending a decision. On December 12, 2013, Justice Raul Araújo decided not to entertain the appeal. Against this decision, Economus filed an appeal, which was granted, for cognizance of the Special Appeal. On October 27, 2015, the Special Appeal by Economus was denied by the STJ. Economus filed a motion for clarification against the appellate decision that denied the special appeal. The motion for clarification was rejected on March 10, 2016 by the Fourth Panel of the STJ.

g. chances of loss	Main lawsuit: possible. Counterclaim: possible.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

03.047.412-4
a. court	São Paulo
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Herta TH. Carola Stinglwagner, Arnim Loree Margot Stinglwagner X Companhia
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

The historical amount attributed to the case is R$0.4 million (restated up to December/2015, in accordance with the Practical Table of the Appellate Court of the State of São Paulo: R$0.87 million). In regard to the counterclaim, the historical amount attributed to the case is R$13.8 million (restated up to December/2015, in accordance with the Practical Table of the Appellate Court of the State of São Paulo: R$29.0 million).

f. primary facts

The action was filed on April 28, 2003. On May 14, 2003, the Company filed an answer, counterclaim and opposition to the amount of the lawsuit. On March 28, 2006, a sentence was published denying the claims made in the lawsuit and in the counterclaim. On May 31, 2006, the Company filed an appeal against the part of the sentence referring to the counterclaim and, on August 9, 2006, the plaintiffs filed an appeal against the part of the sentence referring to the lawsuit. On December 18, 2007, a majority of votes partly granted the plaintiffs’ appeal so as to assure them of the right to subscribe the defendant's equity at the lowest issuance price between February 1996 and April 2003; however, the claim for damages was denied. The Company’s appeal was held to be moot, given the partial granting of the plaintiffs’ appeal. On April 7, 2008, the Company filed a motion to annul. On October 7, 2008, the motion to annul was tried and the sentence denying the claims made in the lawsuit and in the counterclaim was upheld. On March 5, 2009, the plaintiffs filed a special appeal against the decision granting the motion to annul. On the same date, the Company also filed a special appeal against the part of the sentence that upheld the denial of the claims made in the counterclaim. On July 17, 2009, a sentence was rendered granting the special appeal filed by the plaintiffs, while the Company's special appeal was denied. On August 2, 2011, the trial of the appeals began, with the vote of Justice-Rapporteur João Otávio de Noronha against both appeals. Thereafter, the case records were excluded from the trial docket at the request of Justice Luis Felipe Salomão to see the records.

f. primary facts (continued)

On December 1, 2011, the trial began on August 2, 2011 continued, and Justice Luis Felipe Salomão voted for partially granting the special appeal filed by the Plaintiffs and for denying the appeal filed by the Company. After Justices Raul Araújo and Maria Isabel Gallotti accompanied the vote of the judge-rapporteur, the appeal was once again excluded from the trial docket at the request of Justice Antonio Carlos Ferreira. On September 4, 2012, a majority vote of the Fourth Panel denied both appeals, as determined in the vote of the judge-rapporteur. Justices Luis Felipe Salomão and Antonio Carlos Ferreira, who took cognizance of and partially granted the appeal filed by the plaintiffs, and Justice Antonio Carlos Ferreira, who held the Company’s appeal to be moot, were defeated. Against this appellate decision, the plaintiffs filed a motion for clarification, rejected by the Fourth Panel of the STJ on September 17, 2015. On February 11, 2016, the plaintiffs filed an appeal against a divergent decision, which is pending trial at the Special Court of the STJ.

g. chances of loss	Main lawsuit: possible. Counterclaim: possible.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

0047983-85.2003.8.19.0001
a. court	Rio de Janeiro
b. level	STJ
c. date filed	2003
d. parties to the proceeding	Tempo Capital Fundo de Investimento em Ações (Tempo Capital Equity Investment Fund) x Company
e. amounts, assets or rights involved

Currently unascertainable. In the event the Company loses the case, current shareholders may experience dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

The historical amount attributed to the case is R$1.2 million (restated up to December/2015, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$2.5 million). The historical amount attributed to the counterclaim is R$7.9 million (restated up to December/2015, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro: R$16.6 million).

f. primary facts

The complaint requested sentencing of the Company to the issuance of shares that would be entitled to the subscription bonuses held by the plaintiff, at the price the latter understands to be correct, which is less than that published by the Company and ratified by the Brazilian Securities Commission – CVM, adjusted according to the capital increases that occurred in the period from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company employees, and other subscription bonuses issued in 1993, and the payment of material damages arising from delay in issuing shares. The lower court denied the claims made in the lawsuit, and granted the counterclaim filed by the Company. This sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court. The motion to annul was denied by three votes to two and the Company filed a special appeal against the appellate decisions and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, Justice Aldir Passarinho Junior denied the Company’s appeal.

f. primary facts (continued)

The Company filed a regulatory appeal against this decision. On August 2, 2011, continuing with the trial, and after an opinion by Justice João Otávio de Noronha disagreeing with the judge-rapporteur, Justice Aldir Passarinho Junior, who had denied the appeal, the Justices of the Second Panel of the Superior Court of Justice, by a majority vote, agreed to grant the Company’s regulatory appeal to grant the interlocutory appeal and determine that the special appeal be sent to the higher court. On March 8, 2012, the special appeal was assigned, by prevention, to Justice Marco Buzzi (judge-rapporteur) of the Fourth Panel of the Superior Court of Justice. Case held by the Judge-Rapporteur under advisement since March 8, 2012.

g. chances of loss	Possible.
h. analysis of the impact in case of loss

In the event the Company loses the case, the main effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription bonuses.

4.4.1. Indicate the total amount provisioned, as the case may be, for the proceedings described in section 4.4.

As of December 31, 2015, the Company held no provisions for the cases described in the foregoing section.

4.5 – Relevant confidential proceedings

Not applicable, as the Company and/or its subsidiaries are not parties to confidential proceedings.

4.6- Repetitive or related non-confidential judicial, administrative or arbitration proceedings collectively material

i. Labor law proceedings

There are no repetitive or related non-confidential judicial, administrative or arbitration proceedings that are collectively material.

ii. Tax proceedings

1.              Ambev S.A. has been charged in legal proceedings by the State of Rio de Janeiro whose subject matter is the collection of ICMS tax on unconditional discounts granted by Ambev S.A. between January 1996 and February 1998. In 2015, these legal proceedings were with the Superior Court of Justice and the Federal Supreme Court for trial. In 2013, 2014 and 2015, Ambev S.A. received similar tax assessment notices issued by the states of Pará and Piauí. In October 2015 and January 2016, Ambev paid the taxes involving the proceedings in the State of Rio de Janeiro, within the scope of the state-sponsored payment incentive program that offers discounts on tax debits, amounting to approximately R$271 million. Ambev S.A. estimates that the amount involved in the proceedings as of December 31 de 2015 is approximately R$861,6 million, classified as a possible loss and, therefore, unprovisioned. With the aforementioned payment in January 2016, the amount involved in the proceedings has been reduced to approximately R$491.5 million.

2.              Products manufactured in the Manaus Free Zone for dispatch to other places in Brazil are exempt from Federal VAT (IPI tax). Units of Ambev S.A. recorded presumed credits on the acquisition of exempt inputs manufactured there. Since 2009, Ambev S.A. has received a series of tax assessments referring to disallowance of such presumed credits. As yet, there is no settled precedent about this issue. Ambev S.A. estimates the amount involved in these proceedings to be approximately R$1.8 billion, classified as a possible loss.

3.              During 2014 and 2015, Ambev S.A. was notified of tax assessments by the Brazilian Federal Revenue Service, which was attempting to collect IPI tax allegedly due on the remittance of finished goods to other Company units. Ambev S.A. estimates the amount involved in these proceedings to be approximately R$1.3 billion as of December 2015. No provision has been made in this respect.

4.              Over the years, the Company has received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, among others, involving the discussion as to the legality of availing of ICMS credits arising from fiscal incentives granted by other states of the Federation. The amount under discussion as of December 31, 2015, is approximately R$1.7 billion. These proceedings are considered as possible losses, therefore no relevant provisions have been made.

5.              In June 2015, Ambev was notified of a tax assessment notice issued by the State Finance Department of Pernambuco, attempting to collect the difference in ICMS tax for alleged non-compliance with the rules envisaged in the Pernambuco Development Program – “PRODEPE” for February 2014. In September 2015, Ambev was notified about a new assessment of R$563.6 million, referring to the period from March 2014 to July 2015, for which reason it has filed an objection against the first assessment. In the fourth quarter of 2015, new assessments were received involving this same Program. Ambev S.A. estimates that the amount involved in the proceedings is approximately R$665.9 million, as of December 31, 2015, classified as a possible loss and, therefore, unprovisioned. In March 2016, Ambev obtained a partial victory in respect of the first assessment, whose penalty was canceled in the administrative court, in a final and unappeallable decision. Bearing in mind that the second proceeding partly involves the same penalty, in March 2016 Ambev classified its chances of loss regarding the corresponding amount as remote, taking into account the fact that it will probably be canceled by the administrative court. Therefore, at the end of March 2016, the amount in dispute considered as a possible loss was reduced to approximately R$370 million, with no provision having been made.

6.              Over the years, the Company has received tax assessments that attempt to collect the differences in ICMS taxes that certain states deem to be owed under the tax substitution regimen, in situations where the selling price of the products from the plant reaches levels in excess of the amount established in the tax listing. Considering that this charge i illegal, since the tax listing assumes an average price, the Company is questioning the assessments whose amounts it classifies as a possible loss, with no relevant provisions. In 2015, the Company was assessed for approximately R$331.6 million, increasing the contingency to R$796 million as of December 2015.

7.              During the first quarter of 2005, the Company and several of its subsidiaries received tax assessments from the Brazilian Federal Revenue Service referring to tax on earnings by subsidiaries domiciled overseas. In December 2008, the Administrative Tax Appeals Council of the Ministry of Finance – CARF ruled on one of the assessments, with a decision that partially favored the Company. With regard to the outstanding portion, the Company filed a voluntary appeal to the Superior Chamber of the CARF and is now awaiting a decision. As of December 31, 2015, Ambev S.A. estimates the possible losses involving these assessments to be approximately R$4.5 billion, and has classified the loss as possible, and approximately R$38.2 million classified as a probable loss.

8.              Between 2014 and 2015, the Company received tax assessments for the collection of IRPJ and CSLL taxes whose subject matter is the reversal of credits on income tax paid overseas by the Company’s subsidiaries The Company has submitted its defense for all cases and is waiting for a decision from the lower court for the cases received in 2015, and by the Administrative Tax Appeals Council of the Ministry of Finance – CARF for the others. Ambev estimates that the possible losses arising from these assessments are approximately R$1.8 billion (restated as of December 31, 2015).

9.              The Company and one of its subsidiaries are parties to tax assessments filed by the Brazilian Federal Revenue Service for the purpose of collecting an alleged tax credit arising from the Federal Tax Authority’s disagreement with the full availments of accumulated tax losses rebated from the taxable income by companies in their final year of existence, arising from merger. In February 2016, the Superior Court of the Administrative Tax Appeals Council ruled on two of the Company’s cases. Given the unfavorable decision, Ambev is awaiting to be notified of the decisions in order to file an administrative appeal or a legal action, should the need arise. Management estimates the possible losses involving these assessments to be approximately R$454 million as of December 31, 2015.

iii. Civil and Criminal proceedings

There are no repetitive or related non-confidential legal, administrative or arbitration proceedings, whether civil or criminal, that are collectively material.

4.6.1. Indicate the total amount provisioned, if any, for the proceedings described in section 4.6.

As of December 31, 2015, the Company held a provision of R$38.2 million for the tax cases described in the foregoing section.

4.7 – Other material contingencies

Competition Issues

In the past, we have had a series of competition issues with the Brazilian Anti-Trust body - CADE and the Brazilian courts. However, in July 2015 we resolved the last substantial competition lawsuit referring to the “Tô Contigo” (Count on Me) customer loyalty program extinguished years ago. The controversy began in 2004, following an investigation by the CADE, and was litigated at the federal courts until it was resolved in 2015. Under the terms of the settlement, all lawsuits filed against the Company concerning this program were closed in exchange for payment of R$229.1 million in six installments. There are currently no competition issues pending against the Company, either with the Brazilian anti-trust authorities or in the courts.

Class Action against Brewers Retail, Inc.

On December 12, 2014, a class lawsuit was filed with the Court of Justice of the Province of Ontario, Canada, against the Liquor Control Board of Ontario (“LCBO”), Brewers Retail Inc. (“The Beer Store” or “TBS”) and the shareholders of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP (“Brewers”)). Under the rules governing class actions at the higher courts of Ontario, the lawsuit seeks, among other things: (1) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beers sold in Ontario, since June 1, 2000; (2) obtain a declaration that Brewers conspired to fix, increase and/or maintain the prices charged to Ontario licensees (in the market) for beer, and the fees charged by the TBS to other competitor breweries looking to sell their products through the TBS; and (3) indemnification for unjust enrichment. As part of this third claim, the plaintiffs allege illegal commercial practices by Brewers. They claim indemnification of C$1.4 billion (approximately R$3.9 billion); punitive, exemplary and aggravated damages of C$5 million (R$14.1 million); and changes/revocations in the legislation affected. We have booked no provision in respect of this lawsuit.

4.8 – Rules of the country of origin and the country where the securities are held in custody

Not applicable, since the Company’s principal place of business is located in Brazil.

5.1. With regard to the risks mentioned in section 4.1, inform:

(a) whether the issuer has a formalized risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

The Company does not have a single policy for managing the risks indicated in section 4.1 of this reference form. These are managed in a variety of manners, among which we highlight the main ones below.

Code of Conduct

The Company’s Code of Conduct establishes the guidelines for the behavior that all Company employees must abide by. Worthy of note are:

(i)                   relations with customers, suppliers, competitors, employees and government bodies and representatives must be based on compliance with all applicable laws and regulations;

(ii)                 restrictions on postings on social networks so as to preserve the Company’s image;

(iii)                use of the Company’s entire assets solely for legitimate corporate purposes;

(iv)               prohibition on disclosing or assigning passwords to others, whether temporarily or permanently;

(v)                 prohibition on offering gifts or favors to customers, suppliers, resellers, shareholders and others, or receiving gifts from them;

(vi)                reporting any conflicts of interest with Company, should these arise;

(vii)              commercial practices and policies require approval by the Company’s Compliance Area;

(viii)            prohibition on offering or delivering, directly or indirectly, any type of contribution, donation, favor or sending gifts to governmental entities or civil servants, so that they act or use their influence for the purpose of helping the Company to win a deal or obtain unfair advantage;

(ix)               hiring of and payment to service providers that may have occasional contact with government employees, on behalf of the Company, must abide by the rules defined by the Company’s Compliance Area;

(x)                 upholding the proper professional standards in documentation involving accounting and financial matters;

(xi)               promoting responsible consumption; and

(xii)              maintaining relationships of respect and trust with the Company’s suppliers and resellers, as well as integrity and honesty where the Company’s consumers are concerned.

(xii)

The Company’s Board of Executive Officers is responsible for managing the Code of Conduct, receiving advice from Compliance, which evaluates how the entire procedures contained in the Code of Conduct are applied, so as to ensure their efficacy and effectiveness. In addition, it rules on and manages infringements of the Code of Conduct, taking the necessary measures.

The Code of Conduct is available at the following electronic address: http://ri.ambev.com.br, in the field "Governança Corporativa", "Políticas e Códigos", "Código de Conduta".

Manual on Disclosure and Use of Information and Policy on Trading Securities

The Manual on Disclosure and Use of Information and Policy on Trading Securities (“Manual”) sets the rules regarding:

(i)                   the use, notification and disclosure of material information involving the Company’s business and activities, arising from decisions by its management bodies or controlling shareholders, among others, which might reflect on how the negotiable securities of Ambev are traded on the market;

(ii)                 the policy on trading the Company’s securities pending disclosure of a material act or fact, including during certain blackout periods, so as to avoid improper use of inside information; and

(iii)                the adoption of mechanisms that ensure control and transparency of trades involving the Company’s securities, among others.

For further details about the Manual see sections 20 and 21 of this Reference Form. The Manual is available at the following electronic address: http://ri.ambev.com.br, in the field "Governança Corporativa", "Políticas e Códigos", "Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Ambev".

Insurance

The Company goes to the market to take out coverage compatible with its size and operations. Coverage is taken out for amounts considered by the Company to be sufficient to meet any claims arising, bearing in mind the nature of its business, the risks involved in its operations and the advice from its insurance consultants.

Provisions

The Company constitutes provisions in certain situations, as explained in its financial statements. Generally speaking, provisions are recognized when: (i) the Company has a current (legal or not formalized) obligation arising from past events; (ii) future disbursement is likely to be required to liquidate a current obligation; and (iii) the amount can be estimated with reasonable certainty. Provisions for disputes and litigation are recognized when it is more likely than not that the Company will be required to make future payments arising from past events. These payments include, but are not limited to various claims, proceedings and lawsuits filed both by third parties and by the Company, involving competition laws, breaches of distribution and licensing agreements, environmental issues, labor claims, assessments by the tax authorities and other litigation issues. Provisions are also recorded in case of doubtful debtors.

(b) the objectives and strategies of the risk management policy, as the case may be, including:

(i)                  risks against which hedging is sought;

The risk management policies adopted, as described in the previous section, seek to protect against a diverse range of risks identified in section 4.1 of this reference form and which might have negative effects on the objectives set out by the Company’s management, among which the highlights are: (i) damage to the Company’s reputation; (ii) liability risks for products and other losses the Company might suffer; (iii) information technology crashes; (iv) unfavorable decisions in lawsuits; (v) risks associated with transactions between related parties; (vi) risks in the relationship with suppliers and customers; and (vii) imposition of anti-trust and anti-corruption legislation.

(ii)                hedging instruments used for protection; and

The instruments used and the strategy of each policy adopted are described in the previous section.

(iii)              organizational risk management structure

The organizational risk management structure varies according to each policy, and we have identified above and in other items of this reference form such structure responsible for each risk managed.

The advisory committees to the Board of Directors, under the terms of the respective internal regulations, monitor the Company’s business and conduct, including with regard to management of the risks to which it is subject. For further information about the responsibilities and attributions of the Operations, Finance and Compensation Committee and the Compliance Antitrust and Related Parties Committee, see section 12 of this reference form.

The Fiscal Council, the Board of Directors and the Executive Board of the Company also monitor its business and conduct, including with regard to how it manages the risks to which it is subject, in accordance with the respective attributions and responsibilities, as described in section 12 of this reference form.

(c) suitability of the operating and internal controls structure for assessing the effectiveness of the policy adopted.

Although the Company does not have a single risk management policy, it believes that its operational and internal controls structure is sufficient for ensuring the effectiveness of its risk management practices.

5.2 – With regard to the risks mentioned in section 4.2, inform:

a) whether the issuer has a formalized market risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

Market risks, such as exposure in foreign currency, interest rates, commodity prices, liquidity and credit risk arise during the normal course of the Company’s business. The Company analyses each of these risks both individually and on an interconnected basis, defining strategies for managing the economic impact on its performance in line with its financial risk management policy approved at the meeting of the board of directors of Companhia de Bebidas das Américas on February 2, 2005 (“Policy”).

b) the objectives and strategies of the market risk management policy, as the case may be, including:

The policy aims to provide guidelines for managing the financials inherent to the capital markets in which the Company closes its transactions. The policy covers four major points: (i) capital structure, financing and liquidity; (ii) business-related transactional risks; (iii) balance sheet conversion risks; and (iv) financial counterparty credit risks.

The policy sets out the procedures and controls required for identifying, whenever possible, measuring and mitigating market risks, such as variations in foreign exchange rates, interest rates and commodities that might affect the Company’s revenues, costs and/or investments. The Policy stipulates that the risks currently on the books (for example, foreign exchange and interest rate risks) must be hedged by contracting derivative instruments.

i. Risks against which hedging is sought

Interest rate risk

The Company uses interest rate swap instruments to manage the risks associated with changes in interest rates. The difference payable or receivable is booked as a change in interest rates and recognized as interest income or interest expense, respectively, during the effectiveness of the specific agreements. The Company is exposed to interest rate volatility in the case of cash and cash equivalents, short-term financial investments and fixed and floating rate debts. The Company’s US dollar-denominated cash equivalents normally include post-fixed interest rates.

The Company is exposed to interest rate volatility regarding existing debt issues at fixed rates, debt issues at variable post-fixed rates, forward currency swaps and futures agreements, cash and cash equivalents and short-term financial investments. The Company manages its debt portfolio according to changes in interest and currency rates, periodically writing off, redeeming and repurchasing debt and using derivative financial instruments.

By way of example, the table below shows information about the Company’s key interest rate-sensitive instruments. In the case of floating interest rate debt, the rates shown are the weighted average calculated as of December 31, 2015. The maturity terms of these instruments have been divided into categories, according to the expected maturity dates:

Indebtedness Profile and Maturities Schedule as of December 31, 2015

(in millions of R$, except for percentages)

Derivative Instruments (1)	2016	2017	2018	2019	2020	Later	Total	Fair Value

BM&F DI Futures:
Notional Amount ....................	370.0	300.0	-	(425.0)	-	-	245.0	0.3
Average Interest Rate...............	11.5%	11.7%	-	12.4%	-	-	10.15%	-
FIXED IRS x CDI (2):
Notional Amount ....................	-	300.0	-	-	-	-	300.0	(28.3)
Average Interest Rate...............	-	11.7%	-	-	-	-	11.7%	-
FIXED IRS x TJLP (2):
Notional Amount ....................	-	-	-	-	-	97.4	97.4	(0.0)
Average Interest Rate...............	-	-	-	-	-	7.5%	7.5%	-
FIXED IRS x TR (2):
Notional Amount ....................	-	-	-	-	-	192.2	192.2	(10.3)
Average Interest Rate...............	-	-	-	-	-	11.3%	11.3%	-

(1)           Negative notional amounts represent an excess of liabilities over assets at a given moment.

(2)           Interest rate swap.

Part of the floating rate debt incurs interest at the TJLP (Long-Term Interest Rate). During the period shown below, the TJLP was:

	2015	2014	2013
4th Quarter	7.00	5.00	5.00
3rd Quarter	6.50	5.00	5.00
2nd Quarter	6.00	5.00	5.00
1st Quarter	5.50	5.00	5.00

Foreign Exchange Rate Risk

The Company is exposed to movements arising from fluctuations in foreign exchange rates, since a significant portion of its operating expenses, specifically those involving hops, malt, sugar and aluminum, are also denominated in or linked to the US dollar. The Company contracts derivative financial instruments to manage and reduce the impact of foreign exchange rate variances on its US dollar-denominated or linked debt. From January 1, 2013 to December 31, 2015, the Brazilian Real depreciated by 91.1% against the USs dollar, and as of December 31, 2015, the commercial rate to buy US dollars was R$3.905 per USD 1.00. The Brazilian Real depreciated against the US dollar by 14.6% in 2013, 13.4% in 2014 and 47.0% in 2015.

The Company’s exposure to foreign currency creates market risks associated with variations in foreign exchange rates, primarily with regard to the US dollar. By way of example, Ambev’s foreign currency-denominated liabilities as of December 31, 2015 included debt of R$1,444.8 million.

As of December 31, 2015, the Company’s derivative transactions consisted of forward foreign exchange contracts, exchange rate swaps, options and futures contracts. The table below provides information about the most important foreign exchange rate-sensitive instruments as of December 31, 2015. The maturity terms for these instruments have been divided into according to the expected maturity dates.

Derivative Instruments (1)	2016	2017	2018	2019	2020	Later	Total	Fair Value
	(in millions of Reais, except for percentages)
BM&F Dollar Futures:
Notional Amount	5,892.3	390.5	-	-	-	-	6,282.8	110.9
Average Unit Price	4.1	4.5	-	-	-	-	4.0	-
BM&F Euro Futures:
Notional Amount	231.6	-	-	-	-	-	231.6	4.1
Average Unit Price	4.3	-	-	-	-	-	4.3	-
US$ x R$ NDF:
Notional Amount	1,565.8	-	(292.9)	(937.2)	-	-	335.7	(3,141.6)
Average Unit Price	4.1	-	5.2	6.0	-	-	(2.1)	-
C$ x US$ FDF:
Notional Amount	1,254.5	-	-	-	-	-	1,254.5	62.7
Average Unit Price	1.3	-	-	-	-	-	1.3	-
C$ x US$ NDF:
Notional Amount	-	-	-	-	-	-	-	383.2
Average Unit Price	-	-	-	-	-	-	-	-
C$ x EUR FDF:
Notional Amount	239.1	-	-	-	-	-	239.1	6.9
Average Unit Price	1.5	-	-	-	-	-	1.5	-
C$ x R$ NDF:
Notional Amount	-	-	(1,689.8)	(2,196.7)	-	-	(3,886.5)	(610.9)
Average Unit Price	-	-	3.9	4.5	-	-	4.2	-
ARS x US$ NDF:
Notional Amount	1,579.2	-	-	-	-	-	1,579.2	273.0
Average Unit Price	12.0	-	-	-	-	-	12.0	-
CLP x US$ NDF:
Notional Amount	476.5	-	-	-	-	-	476.5	57.0
Average Unit Price	688.4	-	-	-	-	-	688.9	-
UYU x US$ NDF:
Notional Amount	174.2	-	-	-	-	-	174.2	4.9
Average Unit Price	31.9	-	-	-	-	-	31.9	-
BOB x US$ NDF:
Notional Amount	236.6	-	-	-	-	-	236.6	(0.7)
Average Unit Price	7.1	-	-	-	-	-	7.1	-
PYG x US$ NDF:
Notional Amount	364.9	11.7	-	-	-	-	376.6	29.3
Average Unit Price	5,786.4	6,686.0	-	-	-	-	5,814.4	-
PEN x US$ NDF:
Notional Amount	21.2	-	-	-	-	-	21.2	2.3
Average Unit Price	3.3	-	-	-	-	-	3.3	-
EUR x R$ NDF:
Notional Amount	212.5	-	-	-	-	-	212.5	(59.3)
Average Unit Price	4.2	-	-	-	-	-	4.2	-
MXN x US$ NDF:
Notional Amount	186.8	-	-	-	-	-	186.8	(36.6)
Average Unit Price	0.1	-	-	-	-	-	0.1	-
EUR x COP NDF:
Notional Amount	3.0	-	-	-	-	-	3.0	(0.1)
Average Unit Price	3,748.8	-	-	-	-	-	3,748.8	-
MXN x CLP NDF:
Notional Amount	122.4	-	-	-	-	-	122.4	(5.2)
Average Unit Price	42.13	-	-	-	-	-	42.13	-
MXN x COP NDF:
Notional Amount	128.7	-	-	-	-	-	128.7	(3.0)
Average Unit Price	189.99	-	-	-	-	-	189.99	-
PEN x MXN NDF:
Notional Amount	(2.0)	-	-	-	-	-	(2.0)	(0.1)
Average Unit Price	4.96	-	-	-	-	-	4.96	-
USD x COP NDF:
Notional Amount	39.0	-	-	-	-	-	39.0	(0.2)
Average Unit Price	3,277.29	-	-	-	-	-	3,277.29	-

(1)           Negative notional amounts represent an excess of liabilities over assets at a given moment

Commodity Risk

The Company uses a large volume of agricultural goods to manufacture its products, including malt and hops for beer, sugar, guaraná, and other fruits and sweeteners for soft drinks. The Company purchases a significant part of its malt and all of its hops outside of Brazil, and purchases the remaining malt, sugar, guaraná, and other fruits and sweeteners on the domestic market. The Company also purchases significant amounts of aluminum cans.

The Company believes that adequate supplies of the commodities that it uses are currently available; however, it cannot predict the future availability of these commodities or the prices that will have to be paid for them. The commodity markets have experienced and will continue experiencing price fluctuations. The Company believes that the future price and supply of agricultural products will be determined, among other factors, by the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture; it also believes that aluminum and sugar prices will be strongly influenced by prices on international markets.

The Company pays for all the hops it procures on international markets outside of South America in US Dollars. Moreover, despite procuring aluminum cans and sugar in Brazil, the prices it pays are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2015, the Company’s operations in commodity derivatives consisted of contracts for sugar, wheat, aluminum, corn, oil, heating oil, and resins. The table below provides information on the most important instruments sensitive to commodity risks as of December 31, 2015. The terms contracted for these instruments have been categorized based on the foreseen maturity dates and are measured at market prices.

	Commodities Derivatives Maturity Schedule as of December 31, 2015
Derivative instruments(1)	2016	2017	2018	2019	2020	After	Total	Fair Value
Sugar Derivatives	(in millions of Reais, except price per tonne/gallon/barrel/gigajoule)
Notional value	251.7	110.7	-	-	-	-	362.4	(15.0)
Average Price (R$/tonne)	1,281.0	1,299.9	-	-	-	-	1,286.8	-
Wheat Derivatives:
Notional value	113.6	-	-	-	-	-	113.6	(9.7)
Average Price (R$/tonne)	674.3	-	-	-	-	-	674.3	-
Aluminum Derivatives:
Notional value	1,077.2	106.6	-	-	-	-	1,183.8	(171.5)
Average Price (R$/tonne)	5,033.6	5,511.6	-	-	-	-	5,076.7	-
Heating Oil Derivatives:
Notional value	40.0	-	-	-	-	-	40.0	(13.9)
Average Price (R$/gallon)	4.4	-	-	-	-	-	4.4	-
Natural Gas:
Notional value	8.1	-	-	-	-	-	8.1	(1.7)
Average Price (R$/GJ)	3.4	-	-	-	-	-	3.4	-
Corn Derivatives:
Notional value	294.8	-	-	-	-	-	294.8	(21.2)
Average Price (R$/tonne)	581.5	-	-	-	-	-	581.5	-
Resin Derivatives:
Notional value	352.3	-	-	-	-	-	352.3	(59.8)
Average Price (R$/tonne)	3,516.5	-	-	-	-	-	3,516.5	-

(1) Negative notional values represent an excess of liabilities over assets at a given moment.

A significant portion of our production costs include commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2015. The increase in these commodities’ prices affects our operating costs directly. Although our current policy is to mitigate our exposure to risks associated with commodity prices whenever financial instruments are available, we cannot guarantee that such hedging will be possible at all times in the future.

Commodities	Highest Price	Lowest Price	Average in 2015	Fluctuation
Aluminum ($/Tonne)	1,978.00	1,435.50	1,681.15	37.8%
Sugar (Cents/Pounds)	15.92	10.39	13.12	53.2%
Corn (Cents/Bushel)	433.50	347.75	376.67	24.7%
Wheat (Cents/Bushel)	614.75	452.25	507.38	35.9%
PET ($/Tonne)	1,072.50	804.50	922.41	33.3%

Credit risk

In order to minimize the credit risk of its investments, the Company has cash allocation and investment policies, taking into consideration financial institution credit limits and ratings, not allowing credit concentration, i.e., the credit risk is monitored and minimized because the negotiations are carried out only with a select group of highly qualified counterparties.

The definition of financial institutions authorized to operate as a counterparty for the Company is described in our Policy, which establishes maximum exposure limits for each counterparty based on each counterparty’s risk rating and capitalization.

Cash accounting amounts and cash equivalents, financial investments, accounts receivable, excluding prepayments, tax assets, and derivative financial instruments are presented in the Company’s financial statements net of recognized impairment provisions and represent the maximum credit risk exposure as of December 31, 2015. There was no credit risk concentration with any counterparts as of December 31, 2015.

Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents, and short-term investments, along with derivative financial instruments and access to loan facilities are sufficient to fund its capital expenditures, financial liabilities, and dividend payments in the future.

ii. Asset protection strategy (hedge):

The asset protection strategy adopted to mitigate each of the risks is described in section “i”, above.

In short, risks arising from financial transactions are managed by applying the Policy and the strategies defined by the Company’s Financial Department, and the financial transactions must be carried out in accordance with the best possible alternatives, financially and economically, for the Company.

iii. Instruments used for asset protection (hedge).

The derivative financial instruments authorized by the risk policy are futures contracts traded on stock exchanges, deliverable forwards, non-deliverable forwards, swaps and call options, as indicated in section “i,” above.

iv. Parameters used to manage market risks

The Company’s use of derivatives strictly follows the provisions set forth under our Policy, which was approved by the Board of Directors. The aim of the policy is to provide guidelines for managing financial risks inherent to the capital markets in which the Company carries its operations out, as follows:

(i) The capital structure, funding, and liquidity may expose the Company to the risk of financial instability, since external factors, such as changes in market variables (interest rates and exchange rates), shortage of liquidity (refinancing risk), and unexpected cash needs may have significant impact on the Company’s strategic investments, as well as on the meeting of obligations to third parties. Thus, the Company actively manages its capital structure, always seeking to ensure levels of flexibility and financial leverage through the control of the debt profile and covenants, contingency plans for unexpected cash needs, and the analysis of solvency under different cash flow scenarios.

(ii) The Company’s margin is directly exposed to market risk factors, such as commodity prices and exchange rates. These risks impact, mainly, the cost of goods sold. The Company believes that it is impossible to completely eliminate this exposure. However, the Company’s hedging policy allows it to maintain price stability during the protected period and, therefore, delay the effect of these possible cost shocks. Thus, it is important to note that, in the long term, the Company must respond to these shocks through cost management, the use of substitute raw materials and, possibly, by increasing its products’ prices.

(iii) Transactional exposures coming from balance conversions are not hedged. The Company constantly evaluates the diversification of its cash flows in different currencies, seeking to identify any type of undesirable concentration.

(iv) The definition of financial institutions authorized to operate as counterparties for the Company is described in our policy. The Policy sets maximum exposure limits for each counterparty based on each counterparty’s risk rating and capitalization. In order to minimize the credit risk with its counterparties in significant derivative transactions, the Company adopts bilateral “trigger” provisions. According to these provisions, whenever the fair value of a transaction exceeds a percentage of its notional value (usually 10% to 15%), the debtor must settle the difference with this limit in favor of the creditor.

v. If the issuer deals in financial instruments for a variety of hedging purposes and what these objectives are

The Company does not make speculative investments in derivatives or other risky financial assets.

vi. Organizational structure of risk management control

The Company’s Financial Office is responsible for monitoring market risk management and for implementing and compliance with the Policy. Assessments of the identified risks are presented periodically to the Operations, Finance, and Compensation Committee, as well as to the Company’s Audit Committee. Thus, they monitor the corporate risk management and, by exercising their duties, manage the Company’s risk and control environment.

c) Adaptation of the internal control and operational structure in order to verify the effectiveness of the policy adopted

The Company has an integrated risk management control organizational structure, as mentioned in the previous section, which considers the impact on the business, not only the market risk, but also operating and strategic risks. The Company believes that this integrated infrastructure, which encompasses different types of business ventures, allows it to increase the management’s ability to assess the business-associated risks, thus ensuring our policy’s effectiveness. The Company believes, therefore, that it has an operational structure and internal controls that are appropriate for its policy.

5.3 - Regarding the controls the issuer adopts to ensure the preparation of reliable financial statements, indicate:

a) main internal control practices and the level of efficiency of such controls indicating occasional imperfections and measures adopted to correct them

The Company has established and maintains internal controls to provide reasonable assurance regarding the reliability of its financial statements and other financial information for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. During the year, any weaknesses identified in control implementation are corrected through the application of action plans in order to ensure their proper implementation at year end closing.

Based on the criteria set forth under the “Internal Control Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO 2013, and, according to this methodology, the Company’s executive board concluded that the design and operation of the Company’s controls and disclosure procedures are effective to ensure the information requested and disclosed in the Company’s reports.

There were no significant changes in the Company’s internal controls with respect to the preparation of financial reports for the period covered by this report that materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

b) organizational structures involved

The Company’s Controllership - Internal Controls department, organizationally allocated within the financial department’s structure, is responsible for monitoring, managing, and ensuring the compliance of the Company’s internal controls.

Control design and test efficiency assessments are presented regularly to the Chief Financial Officer, the Board of Directors, and to the Company’s Audit Committee.

c) form of supervision of internal control efficiency by the company’s management

The internal control efficiency evaluation process is divided into 3 stages:

i)                     Planning: The purpose of this step is the definition of the risk matrix for each account and of the work scope and implementation schedule. The Company’s Controllership Manager, assisted by an Internal Control Expert, is responsible for this process step.

ii)                   Analysis of the control design defined by management: The purpose of this step is to verify that the control continues being carried out in order to ensure information reliability. The Company’s Controllership Manager, assisted by an Internal Control Expert, reviews the working papers prepared by the areas responsible for controls.

iii)                  Control efficiency test: The purpose of this step is to verify the compliance of the internal controls at the Company. The Company’s Controllership Manager, assisted by an Internal Control Expert, reviews the working papers prepared by the areas responsible for controls.

After the completion of each of the steps described above, the results are presented to the Chief Financial Officer, the Board of Directors, and to the Audit Committee including, if applicable, the action plan for any deficiency that may be pointed out during any of these steps.

In addition, any exception noted in the activities that may impact the financial statements are reported promptly for the needed corrective actions to be taken, in line with best practices recommended by the Internal Control Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) - 2013.

d) deficiencies and recommendations on internal controls set forth in the independent auditor’s report

The study and evaluation of the accounting system and of the Company’s internal controls, conducted by the independent auditors in connection with the audit of the Financial Statements, were intended to determine the nature, timing and extent of the application of the audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the internal controls.

The Company’s board has the policy of reporting, at least, significant deficiencies and related recommendations made by the independent auditor regarding the scope of the internal controls, as per section 10.2.5 of OFFICIAL NOTICE/CVM/SEP/No. 02/2016. Nevertheless, as a result of this study and evaluation, control improvement suggestions were submitted to the Company and, in the Company management’s assessment, none of these is deemed as a significant deficiency in the accounting system and internal controls.

e) management’s comments about the shortcomings identified in the independent auditor’s detailed report and about the corrective measures adopted

Not applicable, since no significant deficiencies were identified in the report that the auditor submitted to management.

5.4 - Report whether, with regard to the last fiscal year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, also remarking on any expectations with regard to the reduction or increase in the issuer’s exposure to such risks

The Company had no significant changes in the key risks it is exposed to or in the risk policy adopted during the last fiscal year. Any expectations concerning the reduction or increase in the Company’s exposure to the main risks to which it is exposed are already indicated in the risks described in this Reference Form.

5.5       Other material information

Not applicable, since all material information was provided in the other sections.

6.1 / 6.2 / 6.4 – Incorporation of the issuer, term of duration and date of registration with the CVM

Date Issuer Incorporated	7/8/2005
Issuer Form of Incorporation	Publicly-held corporation
Country of Incorporation	Brazil
Duration Period	Indefinite
Date of Registration with the CVM	10/30/2013

6.3 - Brief history of the issuer

The Company was incorporated as Gimba Suprimentos de Escritório S.A. on July 8, 2005. On October 26, 2005, the Company was acquired by Interbrew International B.V., turned into a joint-stock corporation, had its name changed to InBev Participações Societárias Ltda. and its corporate purpose became holding direct and indirect stakes in any company. On April 22, 2009, the Company was turned into a public-held corporation, under the InBev Participações Societárias S.A. denomination, and its corporate purpose was maintained as holding direct and indirect stakes in any company.

Between November 2005 and January 2006, the Company acquired 296,900,000 preferred shares issued by Companhia de Bebidas das Américas - Ambev on the stock exchange. Additionally, on July 3, 2009, the Company subscribed 9,874 preferred shares of Companhia de Bebidas das Américas - Ambev.

In August 2007 and in December 2010, the capital of Companhia de Bebidas das Américas - Ambev was grouped and split, respectively, which resulted in the Company’s holding, in Companhia de Bebidas das Américas - Ambev, of 14,894,370 preferred shares, representing 0.476% of the total capital of Companhia de Bebidas das Américas - Ambev until June 17, 2013.

On March 1, 2013, the Company had its name changed to Ambev S.A. and, on that same date, its corporate purpose was changed, as follows, whether directly or through stakes in other companies: (a) the production and trading of beer, concentrates, soft drinks, and other drinks and food in general, including liquid blends ready for consumption, flavored liquid preparations, powder or stick guaraná; (b) the production and trade of raw materials required to manufacture beverages and their byproducts, such as malt, barley, ice, carbon dioxide, as well as devices, machinery, equipment and everything else that is necessary or helpful to the activities listed in letter “a” above, including the production and sale of packaging for drinks and the production, trade, and industrial exploitation of the raw materials necessary for the production of packaging; (c) the production, certification, and trade of seeds and grain, as well as the trading of fertilizers, fungicides, and other related activities, as necessary or useful for the development of the Company’s main activities, as provided for in its bylaws; (d) the preparation and packaging of any of its own products or third-party products; (e) farming and agricultural development activities, in the field of cereals and fruits that are the raw materials for use in the Company’s industrial activities, as well as in other sectors that require a more dynamic approach in the exploitation of the Brazilian soil, particularly in the food and health areas; (f) operations in the areas of research, prospecting, extraction, processing, manufacturing, marketing, and distribution of spring water, throughout the Brazilian territory; (g) the processing, purging, and other phytosanitary services, and the manufacturing of products resulting from the activities listed in section “d” above, either for meeting the purposes of its industry or for trading, including of its byproducts, including, for example, byproducts for animal feed; (h) the advertising of its own products and products of third parties, and the trading of promotional and advertising materials; (i) the provision of technical assistance, market, and administrative services and others related directly or indirectly to the Company’s core activities; (j) the importation of anything necessary for its industry and trade; (k) the exports of its products; (l) the exploitation, directly or indirectly, of bars, restaurants, coffee shops and the like; and (m) the procurement, sale and/or distribution of its products and those of its subsidiaries, directly or through third parties, using the transport necessary for the distribution of such products, byproducts or accessories, and the adoption of any system or guidance which, at the discretion of the board of directors, leads to the envisaged purpose; and (n) the printing and reproduction of recorded media, including print activity, prepress services and graphic finishing and the reproduction of materials recorded in any medium. In addition, the Company may hold stakes in other companies, both commercial and civil, as a partner or shareholder, in Brazil or abroad, or join them.

Ever since its establishment, the Company had only held stakes in Companhia de Bebidas das Américas - Ambev in its investment portfolio, not being the holder of any other equity interest.

On December 7, 2012, Companhia de Bebidas das Américas - Ambev announced its intention to propose to its shareholders a corporate restructuring aimed at migrating its current ownership structure, with two classes of shares (ordinary and preferred), to one with a single type of common shares, at simplifying the corporate structure, and at improving the governance of Bebidas das Américas - Ambev in order to increase share liquidity and the flexibility of the management of its capital structure.

The proposal submitted to shareholders of Companhia de Bebidas das Américas - Ambev, by means of a Material Fact published on May 10, 2013, foresaw that the restructuring would be accomplished through the merger, by the Company, of all of the shares issued by Companhia de Bebidas das Américas - Ambev which were not owned by the surviving company, under the terms of the Brazilian Corporate Law (“Merger of Shares”) in which all of the shares issued and outstanding of Companhia de Bebidas das Américas - Ambev, including shares in the form of American Depositary Receipts (“ADRs”), except shares and ADRs of Companhia de Bebidas das Américas - Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. By virtue of the Merger of Shares, each share issued by Companhia de Bebidas das Américas - Ambev, whether common or preferred, or ADR representative of a share, common or preferred, of Companhia de Bebidas das Américas - Ambev, would make its holder entitled to receive five common shares issued by the Company or five ADRs of the Company, as appropriate.

On May 10, 2013, the board of directors and the audit committee of Companhia de Bebidas das Américas - Ambev held meetings, and there was a meeting of the Company’s board of directors, in which these bodies approved the Merger of Shares proposal, pursuant to the terms of the Merger of Shares Protocol and Justification issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A.

As a preliminary step to the Merger of Shares, on June 17, 2013, the contribution to the capital of the Company of all of the shares issued by Companhia de Bebidas das Américas - Anheuser-Busch owned by Ambev InBev NV/S.A., held through of Interbrew International B.V. and AmBrew S.à.r.l (formerly AmBrew S.A.) was made. As a result, the Company became the holder of 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas - Ambev, thus becoming its controlling shareholder. The contribution had no effect for the purposes of the proposed replacement ratio in the Merger of Shares or for the dilution of Companhia de Bebidas das Américas - Ambev shareholders.

On July 30, 2013, the extraordinary general meetings of Companhia de Bebidas das Américas - Ambev and of the Company were held, which approved, among other issues, the Protocol and Justification of the Merger of Shares issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A., the valuation report of the shares and the Merger of Shares, as well as the increase in the Company’s capital subscribed by the management of Companhia de Bebidas das Américas - Ambev and fully paid through the transfer of all shares of Companhia de Bebidas das Américas - Ambev, excluding those held by the Company.

As a result of the Merger of Shares, Companhia de Bebidas das Américas - Ambev became a wholly-owned subsidiary of the Company and the former shareholders of Companhia de Bebidas das Américas - Ambev became holders of the same proportion of shares in the Company that they had previously held in Companhia de Bebidas das Américas - Ambev.

On October 30, 2013, the Brazilian Securities Commission (“CVM”) granted the Company’s registration as a category “A” securities issuer, pursuant to CVM Instruction 480, of December 7, 2009, as amended. The Company’s shares and American Depositary Receipts were admitted for trading, respectively, on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA S.A. Exchange and on the New York Stock Exchange, on November 11, 2013.

Through a material fact published on December 3, 2013, the proposed mergers into the Company, of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A. was disclosed. The mergers aimed at simplifying the group’s corporate structure and at reducing operating costs, so that the Company would continue to engage in the production and trade of beer, concentrates, soft drinks and other beverages, directly, and no longer only through its wholly-owned subsidiaries, as applicable.

On January 2, 2014, the Extraordinary General Meetings of the Company, of Companhia de Bebidas das Américas - Ambev and of Ambev Brasil Bebidas S.A. were held, through which the above-mentioned mergers were approved. As a result of the mergers, the Company received, for their respective book values, all of the assets, rights, and obligations of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A., which were extinguished, had their shares canceled, and were then succeeded by the Company, under the law.

The merger of Companhia de Bebidas das Américas - Ambev was completed without an increase or decrease in the Company’s equity or capital, since Companhia de Bebidas das Américas - Ambev was a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., in turn, resulted in an increase in the Company’s capital in an amount equivalent to the portion of the equity of Ambev Brasil Bebidas S.A. corresponding to the investment of the minority shareholders of Ambev Brazil, i.e., R$156,566.05, with the Company’s capital going on to be R$57,000,946,244.65, considering the capital increases approved and homologated by the Board of Directors at meetings held on October 17, 2013 and December 19, 2013, pursuant to Article 8 of the Company’s bylaws and Article 168 of act 6404/76, due to the exercise of share purchase options by the beneficiaries of the Company’s Stock Option Plan.

6.5 - Information of filing for bankruptcy on the basis of material amount or judicial or extrajudicial reorganization.

There is no filing for bankruptcy, request for judicial or extrajudicial reorganization in relation to the Company.

6.6- Other material information

There is no other material information on the issue that has not been disclosed in this section.

7.1 Description of the activities of the issuer and its subsidiaries

The Company’s corporate purpose, whether directly or through interest in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other drinks, as well as food in general, including liquid blends ready for consumption, flavored liquid preparations, powder or stick guaraná;

b)      the production and trade of raw materials required for the manufacturing of beverages and byproducts, such as malt, barley, ice, carbon dioxide, as well as devices, machinery, equipment and everything else that is necessary or useful for the activities under letter “a,” above, including the production and sale of packaging for drinks and the production, trade, and industrial exploitation of the raw materials necessary for the production of such packaging;

c)      the production, certification, and trade of seeds and grain, as well as the trade of fertilizers, fungicides, and other related activities, as necessary or useful for the development of the Company’s main activities, as provided for in its bylaws;

d)      the packaging of any of its own product or products of third parties;

e)      farming and agricultural development activities, in the field of cereals and fruits that are the raw materials for use in the Company’s industrial activities, as well as in other sectors that require a more dynamic approach in the exploitation of the Brazilian soil, particularly in the food and health areas;

f)      operations in the areas of research, prospecting, extraction, processing, manufacturing, marketing, and distribution of spring water, throughout the Brazilian territory;

g)      the processing, purging, and other phytosanitary services, and the manufacturing of products resulting from the activities listed in letter “d,” above, either for meeting the purposes of its industry or for trading, including of its byproducts, including, for example, byproducts for animal feed;

h)      the advertising of its own products and products of third parties, and the trading of promotional and advertising materials;

i)       the advertising of its own products and products of third parties, and the trading of promotional and advertising materials;

j)       the import of anything necessary for its industry and trade;

k)      the export of its products;

l)       the operation, directly or indirectly, of bars, restaurants, coffee shops and the like;

m)    the procurement, sale and/or distribution of its products and those of its subsidiaries, directly or through third parties, using the transport necessary for the distribution of such products, byproducts or accessories, and the adoption of any system or guidance which, at the discretion of the board of directors, leads to the envisaged purpose; and

n)      the printing and reproduction of recorded media, including print activity, prepress services and graphic finishing and the reproduction of materials recorded in any medium.

In addition, the Company may hold stakes in other companies, both commercial and civil, as a partner or shareholder, in Brazil or abroad, or become their affiliate.

The Company’s current corporate purpose was adopted on March 1, 2013, through a resolution at the general meeting which approved the amendment of its bylaws. Prior to this amendment, the Company’s corporate purpose had been to hold stakes, directly or indirectly, in companies of any nature, as a partner or shareholder. Although the Company’s corporate purpose has been amended to provide for the undertaking, among other things, of activities related to the production and marketing of beverages, the Company operated as a holding until January 2, 2014, the date on which the Company approved the merger of Companhia de Bebidas das Américas - Ambev.

From said merger and, considering the extinction of Companhia de Bebidas das Américas - Ambev, the Company succeeded Companhia de Bebidas das Américas - Ambev in all its rights and obligations and went on to undertake the activities described in this section directly.

The Company and its subsidiaries undertake, mainly, beer, draft beer, soft drink and other non-alcoholic beverage production, marketing, and distribution activities. Together with its subsidiaries, the Company is the largest brewer in Latin America in terms of sales volume and one of the world’s largest brewers, according to Company estimates.

The Company and its subsidiaries have a large geographic diversification, with operations in 19 countries in the Américas, and, according to Company analyses, it is a market leader in Brazil, Argentina, Canada, Paraguay, Uruguay, Bolivia, the Dominican Republic, and Barbados, serving around 2 million points of sale in Latin America, and owns two brands of beer that are among the 15 most consumed in the world: Skol and Brahma.

In addition, the Company is one of the largest independent bottlers of PepsiCo in the world.

The Company conducts its operations through three business units, as described below:

•        Latin America North, which includes (i) operations in Brazil, where two divisions operate: (a) beer trade (“Cerveja Brasil”) and (b) the trade of soft drinks and non-carbonated beverages (“RefrigeNanc Brasil”); and (ii) operations in Central America and the Caribbean, or CAC, which last year we designated as “HILA-Ex,” which currently include our operations in the Dominican Republic, Saint Vicent, Antigua, Dominica, Cuba, Guatemala (which also supplies El Salvador and Nicaragua), and, from 2016, Barbados.

•        Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Colombia, Peru, and Ecuador.

•        Canada, represented by the operations of Labatt Brewing Company Limited, which includes domestic sales in Canada and a few exports to the North American market.

The following map illustrates the main locations where the Company’s business units operate:

7.2 - Information on operating segments

Due to the Company’s merger of Companhia de Bebidas das Américas - Ambev, approved at an Extraordinary General Meeting held on January 2, 2014, Companhia de Bebidas das Américas - Ambev was extinguished and succeeded, in all rights and obligations, by the Company. Thus, Ambev S.A. took over, directly, the disclosed operating segments of the now extinct Companhia de Bebidas das Américas - Ambev, which we kept below for illustrative purposes in the following periods:

a) goods and services sold by the Company

In the last three fiscal years, the Company’s revenues and those of the now extinct Companhia de Bebidas das Américas - Ambev were the outcome mainly of operations involving the production and marketing of beer, soft drinks and other non-carbonated drinks, malt, and byproducts.

b) income from the segment and its share in the Company’s net income

The tables below feature a few highlights of the financial information per business segment for the years ended as of December 31, 2015, 2014, and 2013:

			Net revenue from sales
Years ended December 31
	%		%		%	%		%
	2015	Contrib	Variation	2014	Contrib	Variation	2013(1)	Contrib
	In millions of Reais, except percentages
Latin America North	29,654.9	63.5%	12.0%	26,470.7	69.5%	11.4%	23,767.3	67.8%
Brazil	26,326.1	56.4%	8.0%	24,382.9	64.0%	10.6%	22,040.8	62.8%
Cerveja Brasil	22,441.3	48.1%	9.6%	20,468.7	53.8%	11.2%	18,407.1	52.5%
RefrigeNanc(2)	3,884.8	8.3%	-0.8%	3,914.2	10.3%	7.7%	3,633.7	10.4%
CAC(3)	3,328.8	7.1%	59.4%	2,087.8	5.5%	20.9%	1,726.5	4.9%
Latin America South	11,255.6	24.1%	61.8%	6,955.7	18.3%	-1.4%	7,051.7	20.1%
Canada	5,809.7	12.4%	24.8%	4,653.4	12.2%	9.2%	4,260.1	12.1%
Ambev Consolidated	46,720.2	100.0%	22.7%	38,079.8	100.0%	8.6%	35,079.1	100.0%

(1)   Beer operation of the now extinct Companhia de Bebidas das Américas - Ambev in Brazil.

(2)   Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)   Beer and soft drink operation in Central America and the Caribbean (“CAC”), which in the past we designated as “HILA-Ex.”

c) Profit or loss resulting from the sector and its share in the issuer’s net income

Net income
Years ended December 31
		%			%			%
	2015	Contrib	Margin	2014	Contrib	Margin	2013(1)	Contrib	Margin
	In millions of Reais, except percentages
Latin America North	9,032.1	70.1%	30.5%	9,775.1	79.1%	36.9%	9,078.5	79.6%	38.2%
Brazil	8,407.3	65.3%	31.9%	9,370.6	75.8%	38.4%	8,814.8	77.3%	40.0%
Cerveja Brasil	6,683.8	51.9%	29.8%	7,667.3	62.0%	37.5%	7,200.7	63.2%	39.1%
RefrigeNanc(2)	1,723.5	13.4%	44.4%	1,703.3	13.8%	43.5%	1,614.1	14.2%	44.4%
CAC(3)	624.8	4.8%	18.8%	404.5	3.3%	19.4%	263.7	2.3%	15.3%
Latin America South	2,176.2	16.9%	19.3%	1,380.5	11.2%	19.8%	1,098.1	9.6%	15.6%
Canada	1,670.8	13.0%	28.8%	1,206.4	9.7%	25.9%	1,222.8	10.7%	28.7%
Ambev Consolidated	12,879.2	100.0%	27.6%	12,362.0	100.0%	32.5%	11,399.4	100.0%	32.5%

(1)   Beer operation of the now extinct Companhia de Bebidas das Américas - Ambev in Brazil.

(2)   Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)   Beer and soft drink operation in Central America and the Caribbean (“CAC”), which in the past we designated as “HILA-Ex.”

7.3 - Information on products and services related to operating segments

Due to the Company’s merger of Companhia de Bebidas das Américas - Ambev, approved in an Extraordinary General Meeting held on January 2, 2014, Companhia de Bebidas das Américas - Ambev was extinguished and succeeded, in all rights and obligations, by the Company.

Thus, in this section, when mention is made of the term “Company” in the period before January 2, 2014, it should be understood as making reference to Companhia de Bebidas das Américas - Ambev and, after such date, as making reference to the Company itself or to the Company as the successor of Companhia de Bebidas das Américas - Ambev.

Below is the information on the products and services related to the Company’s operating segments as the successor of Companhia de Bebidas das Américas - Ambev.

a) characteristics of the production process

Beer

The basic manufacturing process for most beers is linear, involving, however, significant knowledge in quality and cost control. The most important stages are mash and fermentation, followed by aging, filtering, and packaging. Although the malted barley (malt) is the main ingredient, other grains, such as unmalted barley, maize, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials vary according to regional taste preferences and to the type of beer.

The first step in the mashing process is the production of the mash, blending the malt with hot water and gradually heating it to about 75°C in mixing tanks to dissolve the starch and transform it into a mixture called “mash,” comprising maltose and other sugars. The grains used are filtered and the liquid, now called “wort,” is boiled. At this point, hops are added, giving the beer its special bitter taste and flavor and helping to preserve it. The wort is boiled for one to two hours to sterilize and concentrate it and to extract the flavor from the hops. The product is then cooled using a heat exchanger. The hopped wort is saturated with air and oxygen, essential for the creation of yeast at the next stage.

Yeast is a microorganism that consumes the sugars contained in the mash, generating alcohol and CO2. This fermentation process takes 5 to 11 days to be completed, after which the wort is finally transformed into beer. Different types of beer are produced using different yeast filtering processes and wort compositions. In some varieties of yeast, the cells reach the top at the end of the fermentation process. Alcoholic beverages and wheat beers are made this way. Pilsen beers are produced using yeast cells that settle to the bottom.

During the maturation process, the liquid is cleared by the precipitation of yeast and other particles. Additional filtering clears beer further. Maturation varies according to the type of beer and may take up to three weeks to be completed. After this period, the beer is ready for bottling in kegs, cans, or bottles.

Soft drinks

Soft drinks are made by mixing water, flavored concentrate, and sugar or sweetener. Water is processed to eliminate the mineral salts and filtered to remove impurities. Purified water is combined with processed sugar or, in the case of diet soft drinks, artificial and concentrated sweeteners. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately after carbonation, the mixture is bottled. In addition to these inputs, distributing the product to consumers requires packaging such as PET or glass bottles, aluminum cans, labels, and plastic or metal caps. The technology used in the soft drink manufacturing process is common to the market, with no need to own unique equipment or proprietary technologies to carry it out.

Non-Carbonated Beverages

The non-carbonated beverage production process begins with the dissolution of the sugar at the amounts described in the preparation formulation, and of simple syrup in fresh, dechlorinated water in stainless steel tanks, with homogenization. The syrup is heated and transferred, via piping, to the plate filter and then cooled by a plate exchanger. Bottling begins with the dissolution, in the product preparation tank, of the citric acid and mineral salts previously dissolved in dechlorinated water. Flavoring is then added at the amount provided for in the formulation. All of these steps take place under homogenization. To ensure the product’s microbiological preservation, it is subjected to flash pasteurization and packaged aseptically to, then, be labeled and boxed. The Company currently uses specific indicators to measure productivity and efficiency, such as: extract loss; carbon dioxide balance; water consumption; infusorial earth consumption, and heat energy consumption. The technology used in the non-carbonated beverage manufacturing process is common to the market, with no need for unique equipment or proprietary technologies to carry it out.

Installed capacity

For illustrative purposes we report that in 2015, the Company’s total beer and soft drink production capacity was 269.9 million hectoliters per year, of which 192.4 million hectoliters of beer and 77.5 million hectoliters of soft drinks. In 2015, the Company’s production totaled 124.0 million hectoliters of beer and 42.0 million hectoliters of soft drinks.

Maintenance

The Company’s equipment maintenance process is carried out at least annually, always in a reverse cycle to production peaks.

Risks inherent to the process

The risks inherent to the process that may lead to activity shutdowns, such as fire, explosions, labor strikes, among others, exist, but the impacts of such occurrences are minimized in the Company’s operations, given that if there is an unexpected shutdown of a plant, we can transfer production to another plant with no loss to supply in most cases. However, in the period of the greatest use of the capacity due to business seasonality, the Company may experience some loss due to the loss of part of the sales volume, but this will have no significant impact on its results. In addition, all of the Company’s plants hire insurance for the event of accidents.

Productivity indicators

There are no productivity indicators typical of the beverage industry. However, the Company has internal goals for water, energy, and extract use, among others. Water consumption per hectoliter of beverage, for example, was reduced by 2.2% in 2015, compared to 2014. Regarding Manufacturing Productivity, there was a 5 percent increase in 2015 compared to 2014. The evolution in the performance indicators in 2015 was mainly due to the use of new technologies added to the Company’s management system.

b) characteristics of the distribution process

i.             Latin America North

Beer distribution in Brazil

Distribution is an important feature in this market, since the retail channel is fragmented into nearly a million points of sale. The Company’s distribution is structured in two separate ways, namely: (i) network of exclusive third-party distributors, involving around 136 operations; and (ii) the owned direct distribution system, involving more than 112 distribution centers across most Brazilian regions and using outsourced logistics without their own fleet of trucks. The owned direct distribution centers, as well as the factories, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. In addition, the sale can be made directly from the factory to a few larger customers.

Soft drink distribution in Brazil

The soft drink and non-carbonated beverage segment products are sold through the same distribution system used for beer.

Beer and soft drink distribution in CAC

The distribution system on the Dominican Republic market comprises direct distribution and third-party distributor operations. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. In addition, the sale can be made directly from the factory to a few larger customers. Direct distribution is done through outsourced logistics, with the exception of the Dominican Republic, which has its own fleet.

In the Central America operations, including Guatemala, El Salvador and Nicaragua, beer is sold predominantly in returnable bottles at small retail stores. The Company markets the Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden brands, which are distributed through the distribution system belonging to The Central America Bottling Corporation, or CBC, together with the CBC soft drink portfolio. CBC has its own fleet of trucks.

The Company and CBC, the PepsiCo bottler anchor in Central America, agreed to establish a joint venture in which the Company and CBC are each holders of half of the capital of AmBev Central America, whose goal is collaboration in manufacturing, importing, distributing, marketing, and selling of beverages, especially beer, in Guatemala and other Central American countries.

ii.            Latin America South

The Company distributes its products in eight countries in Latin America South (Argentina, Bolivia, Chile, Paraguay, Uruguay, Colombia, Peru, and Ecuador) through direct distribution and also outsourced distributors. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the points of sale, which are determined for each distributor and direct distribution, according to their geographical location. In addition, the sale can be made directly from the factory to a few larger customers.

iii.           Canada

The Company’s distribution system in Canada is structured in different ways across the country, varying according to the specific characteristics of each region. Logistics is organized based partly on outsourced and partly on owned trucks.

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we have, in partnership with other breweries, a retail and distribution company named Brewers Retail Inc., established in 1927, the retail component of which does business under the name The Beer Store, or TBS. In 2015, we completed a new Master Framework Agreement, or MFA, with the government of Ontario that specifies, contractually, TBS’ functions as a beer retailer and distributor.

According to the new MFA, until 2025, TBS will continue to be the dominant retailer for packages larger than those with six bottles or cans of beer. The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores belonging to the government of Ontario, will continue being allowed to sell beer. Most LCBO stores are restricted to selling packages containing six or fewer bottles or cans of beer. According to the new MFA, up to 450 grocery stores will also hold a license to sell beer in packages of six or fewer bottles or cans of beer.

The ownership of TBS is currently available to all qualified breweries based in Ontario. The new Board of Directors of TBS, consisting of 15 members, will have the following composition: Four directors appointed by Labatt; four directors appointed by the Molson-Coors; four independent directors appointed by a committee represented jointly by the Province of Ontario, Labatt, and Molson-Coors; two directors appointed by the largest breweries that have sales in TBS above 50,000 hectoliters per year; and one director appointed by small breweries based in Ontario with sales of less than 50,000 hectoliters per year by TBS.

TBS operates pursuant to a cost recovery model, according to which the fees are charged based on volume for the services provided to breweries. The nature of TBS’ activities requires compliance with laws and regulations and supervision of the Province of Ontario. The laws that control and license alcoholic beverages, the Liquor Control Act, Liquor License Act, and Gaming Regulation and Public Protection Act, are applied by the Ministry of Finance or by the Attorney General, which controls the alcoholic beverage industry through the Liquor Control Board of Ontario and the Liquor and Gaming Commission of Ontario.

Distribution in Quebec

Quebec is the Canadian province with the second highest consumption of beer. In this province, there are no exclusive rights for beer sales and sales channels for consumption, both within and outside of the establishments are mostly composed of private stores. The Société des Alcools du Quebec - SAQ, a liquor store controlled by the government, sells a few select beer brands that are not available in the private retail system.

The Company (as well as our competitors) sells its products in Quebec through a direct sales and distribution system.

Distribution in the Western Provinces

Molson Coors Canada and Labatt Brewing Company Limited hold stakes in Brewers Distributors Limited, which operates a beer distribution network in the four western provinces of British Columbia, Alberta, Manitoba, and Saskatchewan and three territories (Yukon, the Northwest Territories and Nunavut). In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provinces markets there are both private retail stores (such as in Alberta and British Columbia) and government-controlled stores (such as in British Columbia, Manitoba, and Saskatchewan).

Distribution in the Atlantic Provinces

The Company distributes and sells its products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia, and Prince Edward Island) through (i) government-controlled distribution and retail networks in the provinces of Nova Scotia, New Brunswick, and Prince Edward Island; and (ii) private distributors in Newfoundland.

Exports to the United States

As a result of antitrust review in the United States of a transaction involving InBev N.V./S.A. (as ABI used to be called at the time) and Anheuser-Busch, in February 2009, InBev USA, LLC, a subsidiary of InBev N.V./S.A., ceased to act as the exclusive importer of the Labatt branded beer in the US for Labatt. At that time, KPS Capital Partners LP, or KPS, was granted a perpetual license from Labatt to produce the Labatt branded beer in the United States and Canada solely for sale for consumption in the United States and to use the trademarks and intellectual property needed to do so. In addition, Labatt agreed to continue producing and supplying Labatt branded beer for KPS during a transitional period that lasted until March 2012. In 2011 and in the first quarter of 2012, KPS’ volumes were discontinued in favor of Molson Coors Canada as part of the production contract signed in August 2010. Separately, aiming to ensure that AmBev is adequately compensated, ABI also agreed to indemnify AmBev in connection with certain events related to the perpetual license.

c) characteristics of the markets of operation

i              Latin America North

The beer market in Brazil

In 2015, Brazil was one of the world’s largest beer markets in terms of volume, reaching 126.5 million hectoliters, according to Company estimates. Beer is predominantly sold in bars for consumption on the premises, in standardized returnable 600-ml glass bottles. The second preference in terms of packaging presentation is the non-returnable 350-ml aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2015 we held a 67.5% market share in Brazil in terms of beer sale volumes, mainly through our three main brands: Skol, Brahma, and Antarctica. Our closest competitors are Cervejaria Petrópolis, with a 12.8% market share; Heineken, at 9.3%; and Kirin Brazil, with an 8.4% market share, according to our estimates.

Near-Beer

Some of our recent innovations have extended beyond the typical beer consumption occasions, such as Skol Beats Senses and Skol Beats Spirit, which are sweeter drinks, with higher alcohol content, and Brahma 0.0%, non-alcoholic beer. These innovations are designed to increase the Near-Beer category and improve our market share in beverage categories other than beer, focusing on changing trends and consumer preferences. In late 2015, this new segment Skol Beats Sense and Skol Beats Spirit created already represented 1.0 percent of our total beer volume in Brazil, while, according to our estimates, Brahma 0.0% is the leader in Brazilian non-alcoholic beer segment and represents another 1.0 percent of our total beer volume in the country.

The soft drink market in Brazil

The soft drink and non-carbonated beverage market in Brazil covers various segments, including soft drinks, bottled water, sports and energy drinks, and iced tea. The soft drink segment is the most significant for our business, representing approximately 95% of the volumes of our RefigeNanc unit.

According to Company estimates, the leading soda flavors in Brazil are: (1) cola (with 52.1% of the market), (2) Guaraná (3) orange, and (4) lime. Most of the carbonated soft drinks in Brazil are sold in supermarkets in non-returnable 2-liter PET bottles for domestic consumption. The non-returnable 350-ml aluminum can is also an important package for our business, being sold mainly in supermarkets and restaurants.

The Company’s main competitor on this market is The Coca-Cola Company. In 2015, according to our estimates, The Coca-Cola Company’s family of brands held a 60.7-percent stake of the Brazilian carbonated soft drink market, while we had a 19.1-percent share. In addition to The Coca Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” B Brands compete mainly in price, usually being sold at a lower price than our products.

Our main carbonated soft drink brands are Guaraná Antarctica (including Guaraná Antarctica Black, an extension of the Guaraná Antarctica brand launched in 2015), a leader in the “different from cola” flavor segment with a 10.4-percent market share in Brazil in 2015, and Pepsi Cola, with a 4.6-percent market share this year, in both cases according to our estimates. Pepsi Cola is sold under our exclusive production and bottling contract with PepsiCo. Our portfolio of non-alcoholic beverage brands also includes Gatorade, on the sports drinks market, H2OH!, on the flavored water market, Lipton Ice Tea, on the iced tea market, also sold under license from PepsiCo, Monster, on the energy drinks market under a license from Monster Energy Company, and Fusion, a proprietary brand that, in 2015, became the third-largest brand on the energy market in Brazil.

The market in Central America

In Guatemala, our most important operation in Central America, the main packages are the returnable 12-oz bottle and the 16-oz can. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company controlled by local investors.

In El Salvador, our primary packaging is the returnable 1-liter glass bottle. Our main competitor in El Salvador is Industrias La Constancia, a local subsidiary of SABMiller, which is the market leader in that country.

In Nicaragua, our primary packaging is the returnable 1-liter glass bottle. Our main competitor in Nicaragua is the market leader, Compañía Cervecera de Nicaragua, a joint venture between Cerveceria Centro Americana, of Guatemala, and Florida Ice & Farm Co., an investor group from Costa Rica.

In Honduras, we are currently selling imported brands such as Budweiser and Bud Light. Our main competitor in Honduras is Cerveceria Hondureña, a local subsidiary of SABMiller.

On all these markets, beer is sold predominantly in returnable bottles in small retail stores. We market our Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Special, Beck, Leffe, and Hoegaarden beer brands in Central America, which are distributed through the distribution system belonging to CBC together with CBC’s carbonated soft drink portfolio. According to our estimates, the total annual sales volume of these beer markets was 6.8 million hectoliters in 2015.

The beer market in the Caribbean

In Cuba, our primary packaging is the 12-ounce can. Our main competitor in Cuba is the State Brewery. We also sell the Bucanero, Cristal, Mayabe, and Cacique local Cuban brands. According to our estimates, the total annual sales volume on the Cuban beer market was approximately 2.5 million hectoliters in 2015.

In the Dominican Republic, the annual sales volume on the beer market was 3.9 million hectoliters in 2015, according to our estimates. The main packages on the Dominican beer market are the returnable 650-ml and 1-liter glass bottles, predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic, after our acquisition of CND, with a portfolio of leading brands, such as Presidente, Brahma Light, Presidente Light, Bohemia, The One, Corona, Stella Artois, and Budweiser.

In Barbados, the annual sales volume on the beer market was 0.2 million hectoliters in 2015, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL. In 2015, these brands had a market share of approximately 83.4 percent in Barbados, according to our estimates. Growth on the Barbados beer market in the last three years has been driven by domestic and imported brands. The main packaging in Barbados are the 250-ml and 275-ml returnable glass bottles.

The soft drink market in the Caribbean

According to our estimates, the total annual sales volume on the Dominican soft drink market was approximately 5.5 million hectoliters in 2015. The main packaging on the Dominican soft drink market is the returnable half-liter glass or PET bottle, which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, leads the Soft Drink Market in the Dominican Republic, followed by Ajegroup, which adopts a low-price strategy. Ambev is currently the third competitor on this market.

Our main soft drink brands in the Dominican Republic are Red Rock, Pepsi Cola and Seven UP, all marketed under an exclusive bottling agreement with PepsiCo.

In Barbados, the annual sales volume on the soft drink market was 0.3 million hectoliters in 2015, according to our estimates. Barbados Bottling Co. Ltd., a wholly owned subsidiary of BHL, is the soft drink market leader, holding a market share of approximately 66.7 percent in 2015, according to our estimates. BHL produces and distributes Coca and its associated brands under franchise, in addition to the proprietary “Frutee” brand, which is composed of ten flavors. BHL, through other subsidiary, also manufactures and markets juices and milk products in Barbados.

ii. Latin America South

Argentina is one of our most important regions, second only to Brazil in terms of volume. We are present in more than 314,000 points of sale throughout Argentina, both directly and through our exclusive third-party distributors.

The beer market in Argentina

According to our estimates, the total annual sales volume on the Argentine beer market was approximately 17.3 million hectoliters in 2015. With a population of approximately 43 million people, Argentina is the largest and most important market for beer in Latin America South.

Per capita beer consumption in Argentina has grown in recent years, but remained stagnant in 2015, reaching the 40-liter mark that year, steady compared to 2014. Since year 2000, beer has become the number one alcoholic beverage in Argentina in terms of hectoliters sold, according to our estimates.

Our main package in Argentina is the returnable 1-liter glass bottle, which accounted for approximately 90.8 percent of our sales in 2015.

According to our estimates, consumption in bars and restaurants accounted for 20.0 percent of beer volumes in Argentina in 2015, with sales in supermarkets representing 13.4 percent of the beer volume. The main consumer channels in volume in Argentina are kiosks and small stores.

Our main beer brands in Argentina are Quilmes Cristal, Brahma, and Stella Artois. We are the leading beer producer in Argentina, with 76.9-percent market share in 2015, according to our estimates. Our main competitor in Argentina is Compañía Cervecerías Unidas S.A., which had an approximate market share of 19.1 percent in 2015, according to our estimates.

The soft drink market in Argentina

According to our estimates, the total annual sales volume on the Argentine soft drink market was approximately 44.8 million hectoliters in 2015. Non-returnable bottles accounted for 85.6 percent of our soft drink sales in that country in 2015.

We are the exclusive Pepsi bottlers in Argentina, and our most important soft drink brand in that country is Pepsi. We had a 19.9-percent share of the Argentine soft drink market in 2015, according to our estimates, and on this market we were only behind of The Coca Cola Company.

The beer market in Bolivia

According to our estimates, the total annual sales volume on the Bolivian beer market was approximately 3.3 million hectoliters in 2015. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory, and tax policies.

Our main package in Argentina is the returnable 620-ml glass bottle, which accounted for approximately 74.4 percent of our sales in 2015.

Our most important beer brands in Bolivia are Paceña, Taquiña, and Huari. The Company is the leading beer producer in Bolivia, with a 97.5-percent market share in 2015, according to our estimates.

The soft drink market in Bolivia

In March 2009, through Quinsa, we acquired from S.A.B. Miller plc, 100 percent of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive Pepsi bottler in Bolivia.

According to our estimates, the total annual sales volume on the Bolivian soft drink market was approximately 4.0 million hectoliters in 2015.

In addition, 96.9 percent of our soft drink sales in that country are made in non-returnable bottles.

The market in Chile

According to our estimates, the total annual sales volume on the Chilean beer market was approximately 7.5 million hectoliters in 2015. Beer consumption in Chile has increased every year since 2009. Our most important beer brands in Chile are Becker, Báltica and Stella Artois, where our market share has been growing in recent years.

In 2015, we became the exclusive distributor of the Corona brand in Chile and, since January 2016, have also started to import and distribute Budweiser in the country.

Colombia

According to our estimates, the total annual sales volume on the Colombian beer market was approximately 21.2 million hectoliters in 2015. Our Latin America South business unit manages business in Colombia from a facility based in the country. Our main package is the non-returnable 355-milliliter glass bottle, which accounted for approximately 82 percent of our sales in 2015. Our most important beer brands are premium brands such as Corona and Budweiser, with a 0.5-percent market share in 2015, according to our estimates.

The market in Paraguay

According to our estimates, the total annual sales volume on the Paraguayan beer market was approximately 2.9 million hectoliters in 2015.

The beer market in Paraguay has traditionally distinguished itself from the Southern Cone countries in some respects, because (1) beer does not face significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has been facing strong competition from imported beers, which account for a far higher market share in Paraguay than in neighboring countries; and (3) our products’ seasonality is lower due to warmer weather throughout the year.

Our main package in Paraguay is the can, which accounted for approximately 53.4 percent of our sales in 2015.

Our most important beer brands in Paraguay are Brahma and Ouro Fino, and our market share in the country was 74.9 percent in 2015, according to our estimates. From March 2009, we also became the exclusive distributor of the Budweiser brand in Paraguay.

The beer market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan beer market was approximately 0.9 million hectoliters in 2015. Our Latin America South business unit conducts its beer and soft drink activities in Uruguay from an establishment based in that country.

Our main package in Uruguay is the returnable 1-liter glass bottle, which accounted for approximately 83.2 percent of our sales in 2015. Our most important beer brands in Uruguay are Pilsen and Patricia, and our market share in the country was 95.3 percent in 2015, according to our estimates.

The soft drink market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan soft drink market was approximately 4.0 million hectoliters in 2015.

Non-returnable bottles accounted for 85.2 percent of our soft drink sales in that country in 2015. Our most important brand in Uruguay is Pepsi, and our main competitor is The Coca-Cola Company.

The market in Ecuador

We estimate that our share of the Ecuadorian beer market in urban centers was approximately 4.4 percent in 2015. The main packaging on the Ecuadorian soft drink market is the returnable 600-ml glass bottle, which is predominantly sold in small retail stores. The beer market leader in Ecuador is SABMiller.

Our main beer brands in Ecuador are Brahma and Budweiser.

The beer market in Peru

We estimate that our beer market share in the Peruvian capital city, Lima, was approximately 4.4 percent in 2015. The main packaging is the returnable 630-ml glass bottle, which is predominantly sold in small retail stores. The beer market leader on the Peruvian market is SABMiller.

Our main beer brands in Peru are Brahma, Löwenbräu, Corona, and Stella Artois.

iii. Canada

Our business segment in Canada is represented by Labatt’s operations, which include the sales of domestic beer brands, and of ABI, a portfolio of mixed beverage and cider brands, as well as the export of the Kokanee beer brand to the United States.

We estimate that the annual sales volume on the Canadian beer market was 22.2 million hectoliters in 2015, of which Labatt, the market leader, had a volume share of 42.4 percent. The main packaging in this country is the returnable 341-ml glass bottles and the 355-ml aluminum can, sold predominantly in retail stores owned by the private and public sector as well as private establishments for on-site consumption. Our main competitor in Canada is Molson Coors, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are: Budweiser and Bud Light (manufactured and sold under a license from the ABI subsidiary, Anheuser-Busch, Inc., or Anheuser-Busch), and Corona Labatt Blue, Alexander Keith’s, Stella Artois, and Kokanee.

d) possible seasonality

For illustrative purposes, we report that beverage sales in the Company’s markets are seasonal. Overall, sales are higher during the summer and major holidays. Therefore, in the Southern Hemisphere (Latin America North and Latin America South), the overall sales volume is higher in the fourth quarter due to early summer and year-end festivities. In Canada, the sales volume is higher in the second and third quarters due to the summer season in the region. The table below demonstrates this, showing the Company’s sales volume per quarter and business unit:

	2015 Quarterly Volumes
	(percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2015
Latin America North	25.3%	22.3%	23.8%	28.6%	100%
Brazil	25.6%	22.1%	23.7%	28.6%	100%
Cerveja Brasil	25.9%	21.7%	23.9%	28.6%	100%
RefrigeNanc(1)	24.9%	23.5%	23.1%	28.6%	100%
CAC(2)	21.8%	23.7%	25.7%	28.8%	100%
Latin America South	28.0%	21.5%	21.8%	28.7%	100%
Canada	18.9%	28.4%	28.5%	24.2%	100%
Ambev Consolidated	25.5%	22.5%	23.7%	28.4%	100%

(1)       Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(2)       Beer and soft drink operation in Central America and the Caribbean (“CAC”), which in the past we designated as “HILA-Ex.”

e) main inputs and raw materials

i.             description of the relationship with suppliers, including whether they are subject to government control or regulation

ii.            possible dependence on few suppliers

iii.           possible volatility in prices

Beer

The main raw materials used in the Company’s manufacturing process are: malt, non-malted cereals, hops, and water.

Malt and Barley

Malt is widely available, and the Company’s needs are met by domestic and international suppliers, as well as its own malting facilities. In the case of the beer operations in Brazil, about 80 percent of our malt needs are supplied by owned malting facilities, located in southern Brazil, Argentina, and Uruguay.

To meet the rest of our demand, our main malt supplier is the Cooperativa Agroindustrial Agrária, in Brazil. Malt market prices are volatile and depend on the quality and level of production of the global barley crop, as well as on the intensity of demand.

The Company acquires barley for its malting facilities directly from farmers in South America. Barley prices depend on the barley crop quality and wheat prices on the major world markets. The Company enters into futures contracts or financial instruments to avoid the impact of short-term volatility in barley and malt prices on its production costs.

Hops

There are two types of hops used in beer production: The variety that gives beer its bitter taste, usually imported from the United States, and the hops responsible for the distinctive aroma of beer, usually imported from Europe. A few international companies concentrate hops supply, especially the Barth-Haas Group, Hopsteiner, HVG and Kalsec.

Unmalted Cereals

Corn syrup is purchased from Ingredion, Cargill, and Tereos Syral. Corn is purchased for the internal production of grits at a few plants, and rice and corn grits are purchased from other local supplier plants and are generally widely available.

Water

Water represents a small portion of the Company’s raw material costs. The Company gets the water it needs from various sources such as lakes and reservoirs, deep wells located near its breweries, rivers adjoining its factories, and from utilities. The Company monitors the quality, taste, and composition of the water it uses, treats it to remove impurities, and observes strict quality standards and regulations. Due to technological advances, the Company has continuously reduced water consumption per hectoliter produced.

Soft drinks

The main raw materials the Company uses in soft drink manufacturing are concentrate (including guaraná extract), sugar, sweetener, fruit juices, water, and carbon dioxide gas. Most of these materials are procured from local suppliers.

Guaraná Fruit

The Company has 1,070 hectares of land that supplies it with 26 tons of guaraná seeds (berries) per year, or about 9 percent of its needs. The remainder is purchased directly from independent farmers in the Amazon region and in other guaraná producing regions in Brazil. Our property’s focus is to provide guaraná seeds to local farmers and promote sustainable guaraná in the Amazon region. Approximately 50,000 seeds are donated annually.

Concentrates

The Company has a concentrate facility in northern Brazil, which produces the concentrates required for it to meet its own Guaraná Antarctica brand production needs, among others. Concentrates for Pepsi soft drink products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased by our regional procurement entity. The Company has derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.

Juices

Orange, lemon, lime, and grapes are purchased only in Brazil. Our main suppliers are Louis Dreyfus Commodities, Dohler, Citrus Juice, Citrosuco, Golden, and Tecnovin.

Others

The Company procures all of the fruit juice, pulp, and concentrates it uses to manufacture its fruit-flavored soft drinks from local suppliers.

Package

Packaging costs include the cost of the glass and PET bottles, aluminum cans, plastic film (vacuum packaged and stretched), paper labels, plastic closures, metal caps, and cardboard. The Company has derivative instruments to mitigate the impact of short-term volatility in aluminum prices on our production costs. With respect to other materials, the company usually sets a fixed price for the period, according to the prevailing macroeconomic conditions.

In April 2008, we started operating of a glass bottle production plant in Rio de Janeiro, which we expanded in November 2015. This facility currently has an annual production capacity of 212,000 tons of glass, a 114-percent increase compared to our capacity in the previous year.

Our main aluminum can suppliers are: Rexam and Crown. The main glass bottle suppliers are: Verallia (part of the St. Gobain group), Owens-Illinois Glass Containers, and Vidroporto, and part of the Company’s glass bottle needs is being produced internally by the glass bottle factory production unit, located in Rio de Janeiro.

Beer and soft drink labeling is purchased mostly from local suppliers. In Brazil, most of the Company’s requirements are met by a print shop belonging to the Antonio e Helena Zerrenner Foundation, which the Company operates under a lease agreement.

Plastic closures are purchased mainly from America Tampas (formerly Crown-Cork) and Ravi. The PET pre-formats are purchased mainly from Plastpak, belonging to the Lorenpet Group (CPR, Centralpet, LEB, and Lorenpet), from Logoplaste, and from Amcor. The metal caps the Company uses in Brazil come mainly from its vertical operation in Manaus (Arosuco), but part of the volume used is produced by Mecesa, Aro, and by Tapon Corona (Mexico). Such metal cap producers, as well as Allucaps (Mexico), Pelliconi (USA), Tapas Antillanas (Dominican Republic), and Fadesa (Ecuador), also supply the Company’s CAC operations.

7.4 - Customers accounting for over 10% of total net revenue

Not applicable, since the Company does not currently have any customer who accounts for more than 10 percent of its total net revenue.

7.5 - Material effects of state regulations on activities

Due to the Company’s merger of Companhia de Bebidas das Américas - Ambev, approved in an Extraordinary General Meeting held on January 2, 2014, Companhia de Bebidas das Américas - Ambev was extinguished and succeeded, in all rights and obligations, by the Company.

Thus, in this section, when mention is made of the term “Company” in the period before January 2, 2014, it should be understood as making reference to Companhia de Bebidas das Américas - Ambev and, after such date, as making reference to the Company itself or to the Company as the successor of Companhia de Bebidas das Américas - Ambev.

Below is the information on the material effects of state regulation of the Company’s activities, as the successor of Companhia de Bebidas das Américas - Ambev.

a)            need for government authorizations to perform the activities and history of relationship with the government administration to obtain such authorizations

Several Company operations are subject to regulation and local government supervision, including (i) labor laws; (ii) social security laws; (iii) public health, health surveillance, product regulation, consumer and environmental protection laws; (iv) securities laws, and (v) competition defense laws. In addition, there are regulations to (a) ensure health and safety conditions in beverage production, bottling, and distribution, and (b) impose restrictions on beer consumption advertising.

Environmental laws in the countries where the Company operates are mostly related to: (i) compliance of the Company’s operating procedures with environmental laws regarding, among other issues, the emission of gaseous and liquid effluents; and (ii) disposal of non-returnable packaging.

The Company has at its disposal competent and trained professionals with knowledge about the demands and requirements imposed by regulatory agencies and who have allowed it to keep valid the licenses necessary for the proper functioning of its operations and a positive history with securing and/or renewing the licenses required for its activities.

b)            Environmental policy of the issuers and costs incurred to comply with the environmental regulation and, if applicable, of other environmental practices, including the commitment to comply with the international environmental protection standards

The Company has established a goal policy that monitors the continuous evolution of its eco-efficiency, the Environmental Management System, in order to reduce environmental impacts and ensure business sustainability. Such a system has been in use for more than 20 years and is present at all plants.

The Company also maximizes raw material use in the production process in order to avoid wasting natural resources, reduce the organic load for disposal, and improve productivity.

In addition to controlling the raw materials it uses in production, the Company constantly seeks to reduce the generation of solid waste in its processes and to promote recovery, reuse, recycling, and composting. In 2015, the company secured incremental revenue of approximately R$121.7 million from the sale and recycling of waste from the beverage production process. In 2015, more than 99 percent of the byproducts were reused.

The Company monitors greenhouse gases and has adopted broader inventory monitoring, going on to encompass all its plants, including the five verticalized plants (glass, corks, labels, extract, and syrup) and the five malting plants (Musa, Cympay, Pampa, Navegantes, and Passo Fundo). In 2015, KPMG carried out an audit of the inventory and confirmed the both the system and the reliability of the reported data.

As mentioned above, the environmental laws in the countries where the Company operates are mostly related to: (i) the compliance of the operating procedures with environmental laws regarding, among other issues, the emission of gaseous and liquid effluents; and (ii) the disposal of non-returnable packaging.

During fiscal year 2015, the Company allocated approximately R$93.0 million to comply with regulations and adhere to the best environmental practices, divided as follows (approximately): (i) investment in fixed assets: R$41.8 million; (ii) water and wastewater treatment: R$25.2 million, and (iii) disposal of waste: R$26.0 million.

c.             dependence on relevant patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of activities

Trademarks

The Company owns several trademarks, registered or applied for at the National Institute of Industrial Property - INPI, in the market segment class in which it operates, the most relevant of which to the performance of its activities being as follows: “AMBEV”, “Skol”, “Skol Beats”, “Skol Litrão”, “Skol 360°”, “Skol Redondinha”, “Skol Beats Senses”, “Skol Ultra”, “Brahma”, “Brahma Zero”, “Brahma Extra”, “Brahma Black”, “Brahma Chopp”, “Antarctica”, “Antarctica Sub Zero”, “Cerveja Original Pilsen – Antarctica”, “Serramalte”, “Bohemia”, “Caracu”, “Brahva Chopp”, “Kronenbier”, “Liber”, “Quilmes”, “Labatt”, “Guaraná Antarctica”, “Guaraná Antarctica Zero”, “Guaraná Champagne Antarctica”, “Sukita”, “Soda Antarctica,” and “Tônica Antarctica.” For more information about the Company’s brands, including those at the registration stage, see item 9.1 of this Reference Form.

Patents

The Company has no patents that currently are relevant to the development of its activities.

Licenses and Royalties Contracts

Since 1997, the Company has had long-term agreements with PepsiCo under which the Company was granted the exclusive right to bottle, sell, and distribute certain brands in PepsiCo’s soft drink portfolio in Brazil, including PepsiCola, SevenUp, H2OH! and Gatorade. The agreements will expire on December 31, 2017 with automatic renewal for an additional ten-year period if certain conditions laid down in the contracts are met.

In addition, the Company has agreements with PepsiCo to manufacture, package, distribute, and market some of its brands in the Dominican Republic. Through its operations in Latin America South, the Company is also PepsiCo’s bottler in Argentina, Uruguay, and Bolivia. In 2015, the sales volumes of PepsiCo products represented approximately 31 percent of total sales of the RefrigeNanc segment in Brazil, nearly 65 percent of total RefrigeNanc sales in the Dominican Republic, and the entire volume of the RefrigeNanc segment in Argentina, Bolivia, and Uruguay. In July 2015, we announced a strategic alliance with CBC in Peru, under which AmBev Peru will focus its beer business on the country, while CBC will be responsible for the soft drinks business, including the agreement with PepsiCo to manufacture, bottle, sell, distribute, and market some of its brands in certain regions of Peru.

Labatt Brewing Company Limited entered into long-term licensing agreements with Anheuser-Busch InBev N.V./S.A., or “ABI,” through which Labatt Brewing Company Limited was granted the exclusive right and license to manufacture, package, sell, distribute, and market a few of ABI’s brands, including the Budweiser and BudLight brands in Canada, and the right to use ABI trademarks for these purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2015, the ABI brands sold by Labatt Brewing Company Limited accounted for approximately 60 percent of its total sales volume. Company estimates currently indicate that Budweiser is the best-selling brand, while BudLight is the third brand with the most sales in terms of volume in Canada.

Labatt Brewing Company Limited also has a reciprocal brand licensing agreement with ABI, signed in 2012, for a 5-year term, renewable for an equal period, to produce and distribute certain ABI brands, such as Rolling Rock, Shock Top, O’Douls, Michelob, and Goose Island, in Canada, and for the production and distribution of the Alexander Keith’s and Kokanee brands by ABI in the United States. In addition, under the Indemnification Agreement signed on November 13, 2008 between the Company and ABI, ABI agreed to transfer the distribution of brands other than those of the Labatt family in the US to the Anheuser-Busch International, Inc. distribution network.

The Company also has a license agreement with ABI, through which it has exclusive production, distribution, and marketing rights for Budweiser in Brazil. The Company also has sales and distribution agreements for these brand products (i) Budweiser, in Ecuador, Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Peru, Uruguay and, from 2016, Chile; and (ii) Corona, in Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru, Guatemala, El Salvador, Panama, Nicaragua, and Canada.

The Company and ABI have also been parties to a reciprocal licensing agreement since 2005, whereby the Company is authorized to manufacture, package, market, and distribute beer under the Stella Artois and Beck’s brands in Latin America and Canada, exclusively, and ABI is allowed to produce, package, market, and distribute beer under the Brahma brands in Europe, Asia, Africa, and the United States, also exclusively.

An ABI subsidiary, Metal Container Corp. is one of the Company’s can suppliers.

The Company also has a licensing agreement with Grupo Modelo, S.A.B., an ABI subsidiary, to import, promote, and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico, and Negra Modelo) in Latin America, including Brazil, as well as in Canada. Additionally, in April 2009, a Company subsidiary in Paraguay, Cervecería Paraguay (Cervepar) signed a distribution agreement with ABI to distribute Budweiser in Paraguay.

Concessions

The Company has no concessions that are currently relevant to the development of its activities.

Franchises

The Company is a franchiser of the following franchises in the bar segment: Nosso Bar, Seu Boteco, Bar Brahma, Quiosque Chopp Brahma, Carrinho Chopp Brahma, Chopp Brahma Express, and Pit Stop Skol.

7.6 - Material foreign revenue

Due to the Company’s merger of Companhia de Bebidas das Américas - Ambev, approved in an Extraordinary General Meeting held on January 2, 2014, Companhia de Bebidas das Américas - Ambev was extinguished and succeeded, in all rights and obligations, by the Company. Thus, in this section, when mention is made of the term “Company” in the period before January 2, 2014, it should be understood as making reference to Companhia de Bebidas das Américas - Ambev and, after such date, as making reference to the Company itself or to the Company as the successor of Companhia de Bebidas das Américas - Ambev.

a) revenue from clients attributed to the issuer’s country of origin and its share in the Company’s total net revenue

Revenues from clients attributed to the country where the Company’s headquarters are located totaled R$26,326.2 million for the year ended December 31, 2015, representing 56.3 percent of its total net revenue. Revenues from clients attributed to the country where the Company’s headquarters are located totaled R$24,382.8 million for the year ended Wednesday, December 31, 2014, representing 64.0 percent of its total net revenue. Finally, for the year ended December 31, 2013, the revenue totaled R$22,040.8 million, representing a stake of 62.8 percent in the Company’s total net revenue.

b) revenue from clients attributed to each foreign country and its share in the Company’s total net revenue

For the year ended December 31, 2015, net revenue from the countries that make up Latin America South totaled R$11,255.6 million, 24.1 percent of the Company’s total net revenue. Revenues from Canada totaled R$5,809.7 million, representing 12.4 percent of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$3,328.8 million, representing 7.1 percent of the Company’s total net revenue.

For the year ended December 31, 2014, net revenue from the countries that make up Latin America South totaled R$6,955.7 million, 18.3 percent of total net revenue. Revenues from Canada totaled R$4,653.4 million, representing 12.2 percent of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$2,087.8 million, representing 5.5 percent of the Company’s total net revenue.

For the year ended December 31, 2013, net revenue from the countries that make up Latin America South totaled R$7,051.7 million, 20.1 percent of the Company’s total net revenue. Revenues from Canada totaled R$4,260.1 million, representing 12.1 percent of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$1,726.5 million, representing 4,9 percent of the Company’s total net revenue.

c) Total revenue from other countries and its share in the total net revenue of Companhia de Bebidas das Américas - Ambev

In the year ended December 31, 2015, the Company’s total revenues from foreign countries where it operates totaled R$20,394.0 million, representing a stake of 43.7 percent in its total net revenue.

In the year ended December 31, 2014, the Company’s total revenues from foreign countries where it operates totaled R$13,696.9 million, representing a stake of 36.0 percent in its total net revenue.

In the year ended December 31, 2013, the Company’s total revenues from foreign countries where it operates totaled R$13,038.3 million, representing a stake of 37.2 percent in its total net revenue.

7.7 - Effects of foreign regulations on activities

Due to the Company’s merger of Companhia de Bebidas das Américas - Ambev, approved in an Extraordinary General Meeting held on January 2, 2014, Companhia de Bebidas das Américas - Ambev was extinguished and succeeded, in all rights and obligations, by the Company.

Thus, in this section, when mention is made of the term “Company” in the period before January 2, 2014, it should be understood as making reference to Companhia de Bebidas das Américas - Ambev and, after such date, as making reference to the Company itself or to the Company as the successor of Companhia de Bebidas das Américas - Ambev.

Below is the information on the material effects of foreign regulation of the Company’s activities, as the successor of Companhia de Bebidas das Américas - Ambev.

Government restrictions on beer consumption on the markets where the Company operates vary from one country to another and, in some cases, from a local region to another. The most relevant restrictions are:

•       The laws of each country determine a minimum age for alcohol consumption, established by the government (the age for beer consumption varies between 18 and 21 years), or in some countries, laws impose time limits during which liquor sales are allowed;

•       A few local and federal governments require that retail stores secure special licenses to sell alcohol; this is the case in some regions of Argentina and Canada;

•       Some local governments in Canada set a minimum price for beer sales, which is named Social Reference Price, or SRP. There is a specific SRP for each package presentation. The SRP may vary from one district to another;

•       Beer sales outside of bars and restaurants in the Canadian provinces of New Brunswick, Newfoundland, Nova Scotia, Prince Edward Island and Saskatchewan are restricted to specific state stores, and

•       Beer sales outside of bars and restaurants in the Province of Ontario, Canada, are limited to two chains of retail stores. One is the Liquor Control Board of Ontario, a state company, and the other is The Beer Store, controlled jointly by Labatt Brewing Company Limited and other breweries. The Ontario Alcohol and Gamin Commission regulates the alcohol industry.

Many governments also impose restrictions on beer divulging, which may affect, among other things, (i) the media channels used, (ii) the content of advertising campaigns, and (iii) the time and places where beer can be advertised.

7.8 - Social and Environmental Policies

a) indicate whether the issuer discloses social and environmental information

The Company publishes its Annual and Sustainability Report, in which it discloses its sustainability strategy, initiatives, and results achieved on its World Wide Web website. In addition, the Company’s financial reporting also features information on its social and environmental programs.

b) the methodology followed in the preparation of this information

The Company’s Annual and Sustainability Report follows the guidelines of the latest version of the GRI - Global Reporting Initiative (G4 - essential level). In addition, the Company considers the “AA 1000 - Accountability 1000” standard in the process through which it engages its stakeholders for defining the material issues of the sustainability strategy.

c) if the information is audited or reviewed by an independent entity

The Annual and Sustainability Report for the year 2015 will be audited by an independent entity regarding the GRI and AA1000, indicated in item (b) above.

d) the page on the World Wide Web where the information can be found

www.ambev.com.br

7.9 - Other material information

There is no other relevant information regarding the Company that have not been described in previous sections.

8. Extraordinary Business

8.1 - Acquisition or disposal of any material asset that does not fit as normal operating business of the issuer

Not applicable, since the Company made no acquisition or disposal of any material asset in the last three fiscal years that does not fit under a normal operation in the Company’s business.

8.2 Significant changes in the way the issuer’s business is conducted

Not applicable, since there were no significant changes in the last three fiscal years in the conduction of the Company’s business.

8.3 - Material contracts entered into by the issuer and its subsidiaries not directly related to operating activities

Not applicable, since neither the Company nor its subsidiaries entered into contracts with third parties that are not directly related to its operating activities the last three fiscal years.

8.4- Other material information

There is no other material information on the issue that has not been disclosed in this section.

9.1 – Other relevant non-current assets

Not applicable, since the Company does not have other relevant non-current assets.

9.1.a - Property, plant and equipment

Description of property, plant and equipment	Country of location	State of location	City of location	Type of property
Latin America - North
Brewery	Brazil	SP	Agudos	Owned
Brewery	Brazil	MA	Equatorial	Owned
Brewery	Brazil	SP	Jacareí	Owned
Brewery	Brazil	SC	Lages	Owned
Brewery	Brazil	RN	Natal	Owned
Brewery	Brazil	SP	Guarulhos	Owned
Brewery	Brazil	MG	Sete Lagoas	Owned
Brewery	Brazil	MG	Uberlândia	Owned
Brewery	Brazil	RJ	Petrópolis	Owned
Brewery	Brazil	PR	Ponta Grossa	Owned
Brewery	Brazil	MG	Belo Horizonte (Wäls)	Owned
Brewery	Brazil	SP	Ribeirão Preto (Colorado)	Owned
Mixed plant	Brazil	SE	Águas Claras	Owned
Mixed plant	Brazil	CE	Aquiraz	Owned
Mixed plant	Brazil	BA	Camaçari	Owned
Mixed plant	Brazil	GO	Cebrasa	Owned
Mixed plant	Brazil	MT	Cuiabá	Owned
Mixed plant	Brazil	SP	Jaguariúna	Owned
Mixed plant	Brazil	PB	João Pessoa	Owned
Mixed plant	Brazil	PE	Itapissuma	Owned
Mixed plant	Brazil	RJ	Nova Rio	Owned
Mixed plant	Brazil	AM	Manaus	Owned
Mixed plant	Brazil	MG	Juatuba	Owned
Mixed plant	Brazil	PI	Teresina	Owned
Mixed plant	Brazil	RS	Águas Claras do Sul	Owned
Mixed plant	Brazil	RJ	Piraí	Owned
Soft drinks plant	Brazil	PR	Curitibana	Owned
Soft drinks plant	Brazil	MG	Contagem	Owned
Soft drinks plant	Brazil	SP	Jundiaí	Owned
Soft drinks plant	Brazil	RS	Sapucaia	Owned
Labels plant	Brazil	SP	São Paulo	Owned
Metal caps plant	Brazil	AM	Manaus	Owned
Glass bottles plant	Brazil	RJ	Campo Grande	Owned
Concentrates plant	Brazil	AM	Manaus	Owned
Malting plant	Brazil	RS	Navegantes	Owned
Malting plant	Brazil	RS	Passo Fundo	Owned
CAC (Central America and the Caribbean)
Brewery	Guatemala	-	Teculután	Owned
Brewery	Dominican Republic	-	Santo Domingo	Owned
Soft drinks plant	Dominican Republic	-	Hato Nuevo	Owned
Mixed plant	Saint Vincent	-	Campden Park	Owned
Mixed plant	Dominica	-	Roseau	Owned
Brewery	Cuba	-	Holguín	Owned
Latin America - South
Brewery	Peru	-	Huachipa	Owned
Brewery	Ecuador	-	Guyaquil	Owned
Brewery	Argentina	-	Quilmes	Owned
Brewery	Argentina	-	Zarate	Owned
Brewery	Argentina	-	Acheral	Owned
Brewery	Bolivia	-	La Paz	Owned
Brewery	Bolivia	-	Santa Cruz	Owned
Brewery	Bolivia	-	Cochabamba	Owned
Brewery	Bolivia	-	Huari	Owned
Brewery	Bolivia	-	Tarija	Owned
Brewery	Chile	-	Santiago	Owned
Brewery	Colombia	-	Bogota	Owned
Brewery	Uruguay	-	Minas	Owned
Brewery	Paraguay	-	Ypane	Owned
Mixed plant	Argentina	-	Mendonza	Owned
Mixed plant	Argentina	-	Corrientes	Owned
Mixed plant	Uruguay	-	Montevideo	Owned
Soft drinks plant	Argentina	-	Cordoba	Owned
Soft drinks plant	Argentina	-	Trelew	Owned
Soft drinks plant	Argentina	-	Tucuman	Owned
Soft drinks and juices plant	Argentina	-	Buenos Aires	Owned
Soft drinks plant	Bolivia	-	Sacaba	Owned
Soft drinks plant	Bolivia	-	El Alto	Owned
Metal caps plant	Argentina	-	Coroplas	Owned
Bottles plant	Paraguay	-	Ypane	Owned
Cans plant	Bolivia	-	Enalbo	Owned
Malting plant	Argentina	-	Tres Arroyos	Owned
Malting plant	Argentina	-	Llavallol	Owned
Malting plant	Argentina	-	Puan (Malteria Pampa)	Owned
Malting plant	Uruguay		Paysandú (Cympay)	Owned
Malting plant	Uruguay		Nueva Palmira (Musa)	Owned
Canada
Brewery	Canada	-	Montreal	Owned
Brewery	Canada	-	Creston	Owned
Brewery	Canada	-	Edmonton	Owned
Brewery	Canada	-	London	Owned
Brewery	Canada	-	Halifax	Owned
Brewery	Canada	-	St. John’s	Owned
Brewery	Canada	-	Scarborough (Mill Street)	Owned
Brewery	Canada	-	Delta (Turning Point)	Owned

9.1.b – Intangible assets, such as patents, trademarks, licenses, concessions, franchises, technology transfer agreements and Internet domain names.

Type	Trademarks
Description	AMBEV
Term	Jul. 2, 1999 to Sep. 9, 2023
Events that may cause loss of rights

It is incumbent on the Instituto Nacional da Propriedade Industrial – INPI (National Institute of Industrial Property) to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. According to article 142 of Law 9279/96 (LPI), other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or based on the opposition by third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL
Term	Dec. 2, 1963 to Jul. 10, 2015 (application for extension filed on Jul. 1, 2015) Sep. 4, 2007 to Jan. 19, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or based on the opposition by third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of the rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS
Term	Apr. 1, 2004 to Aug. 7, 2017
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL LITRÃO
Term	Jan. 1, 2011 to Jan. 1, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL 360º
Term	Apr. 9, 2013 to Apr. 9, 2023
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL REDONDINHA
Term	Jan. 18, 2011 to Jan. 18, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS SENSES
Term	Mar. 22, 2016 to Mar. 21, 2026
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS (THREE-DIMENSIONAL TRADEMARKS)
Term	Jan. 20, 2009 to Jan. 20, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL ULTRA
Term	Feb. 4, 2009 to Sep. 27, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	SKOL BEATS SPIRIT
Term	10 years as from the concession date
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA
Term	Oct. 11, 1966 to Oct. 11, 2016 Dec. 28, 1978 to Dec. 28, 2018 Jul. 31, 2012 to Jul. 31, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA ZERO
Term	Jan. 11, 2011 to Jan. 11, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA EXTRA
Term	May 13, 1971 to Oct. 27, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA INTERNACIONAL (THREE-DIMENSIONAL TRADEMARK)
Term	Nov. 10, 2004 to Nov. 24, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA BLACK
Term	Aug. 17, 2006 to Jun. 16, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA CHOPP
Term	Feb. 12, 1982 to Jul. 26, 2013
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJA ANTARCTICA
Term	Feb. 14, 1992 to Nov. 23, 2023
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or consider the challenge of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ANTARCTICA
Term	Apr. 20, 1943 to Apr. 20, 2018
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJA PILSEN ANTARCTICA SUB ZERO
Term	May 8, 2012 to May 8, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ANTARCTICA SUB ZERO
Term	Sep. 27, 2011 to Sep. 27, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJA ORIGINAL PILSEN – ANTARCTICA
Term	Jun. 16, 1989 to Jul. 16, 2021
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SERRAMALTE
Term	Nov. 30, 1962 to Oct. 4, 2018
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BOHEMIA
Term	Nov. 7, 1990 to Nov. 3, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CARACU
Term	Jan. 29, 1958 to Jan. 29, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHVA CHOPP
Term	Aug. 8, 2002 to Dec. 9, 2018
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	KRONENBIER
Term	Sep. 3, 1991 to Oct. 24, 2015 (application for extension filed on Aug. 14, 2015)
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	LIBER
Term	Mar. 17, 2003 to Aug. 25, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	QUILMES
Term	Feb. 23, 1989 to Oct. 3, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	LABATT
Term	Nov. 8, 1995 to Jun. 30, 2018
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ ANTARCTICA
Term	Feb. 8, 2002 to Dec. 9, 2018 Jul. 31, 2012 to Jul. 31, 2022
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ ANTARCTICA ZERO
Term	Jun. 15, 2010 to Jun. 15, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ CHAMPAGNE ANTARCTICA
Term	Feb. 24, 1992 to Jun. 7, 2024
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	GUARANÁ ANTARCTICA BLACK
Term	10 years as from the concession date
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SODA LIMONADA ANTARCTICA
Term	Jun. 24, 1988 to Sep. 11, 2020
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ÁGUA TÔNICA DE QUININO ANTARCTICA
Term	Oct. 21, 1991 to Jul. 6, 2023
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SUKITA
Term	Jan. 22, 1959 to Jul. 22, 2019
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	SUKITA ZERO
Term	10 years as from the concession date
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	FUSION ENERGY DRINK
Term	10 years as from the concession date
Events that may cause loss of rights

It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

Consequences of the loss of rights

Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	ambev.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding domain maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domain implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet domain. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	skol.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	brahma.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	antarctica.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	coronacerveja.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	antarcticasubzero.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	budweiser.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	stellartoisbrasil.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	bohemia.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	polar.rs
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	guaranaantarctica.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	sukita.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	fusionenergydrink.com.br
Term	1 year, renewed on a yearly basis
Events that may cause loss of rights

Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

Consequences of the loss of rights

Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

9.1.c – Equity interests

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(ix) Percentage appreciation/devaluation of equity interest relating to book value			(xi) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2015	(Subsidiary/Affiliate)		12/31/2015	2015	2014	2013	2015	2014	2013
RPO Latam Estratégia em Compras Ltda. CNPJ: 04.294.012/0001-27	Rua Gomes de Carvalho, 1327/1329, conjuntos 61 e 62, Vila Olímpia, São Paulo – SP – Brazil

(i) Professional and management development training; (ii) Business management consulting activities, except for specific technical consulting; (iii) Intermediation activities and commissioning of services and business in general, except real estate; (iv) Provision of IT services other than those previously specified; (v) Information Technology consulting services; (vi) Express delivery services; (vii) Cargo commissioning, except sea transportation; (viii) Highway cargo transportation, except hazardous products and moves, municipal; (ix) Loading and unloading; (x) Purchase and sale of own real estate; (xi) Other commercial representatives and agents specializing in products other than those previously specified; (xii) Equity interest in other companies.

			100.00%	Subsidiary	No	4,933	-41%	-19%	89%	0	0	0
Cervejaria ZX S.A. CNPJ: 01.131.570/0001-83	Avenida Antarctica, 1891, Fazenda Santa Úrsula - Jaguariúna – SP – Brazil	(i) Manufacturing of beer and draft beer; (ii) cultivation of cereals, other than those previously specified; (iii) Manufacturing of food products other than those previously specified; (iv) Manufacturing of common ice; (v) Manufacturing of soft drinks; (vi) Wholesale trade of beer, draft beer, and soft drinks; (vii) Bars and other establishments specializing in serving beverages; (viii) Snack bars, tea houses, juice houses and the like; (ix) Manufacturing of miscellaneous products other than those previously specified; (x) Non-financial institution holding companies.	100.00%	Subsidiary	No	57,504	-22%	24%	-41%	0	33,658,171	70,628,248
Arosuco Aromas e Sucos Ltda. CNPJ: 03.134.910/0001-55	Avenida Buriti, 5385, Distrito Industrial - Manaus – AM – Brazil

(i) Manufacturing of other food products; (ii) Manufacturing of beer and draft beer manufacturing; (iii) Manufacturing of malt, including malt whisky; (iv) Grinding and manufacturing of plant origin; (v) Manufacturing of common ice; (vi) Manufacturing of industrial gases; (vii) Production of certified seeds; (viii) Wholesale trade of beer, draft beer and soft drinks, among other; (ix) Wholesale trade of machines and equipment, parts and pieces; (x) Wholesale trade of pesticides, manure, fertilizers and soil preparers; (xi) Experimental research and development in physical and natural sciences; (xii) Manufacturing and wholesale trade of metal packaging; (xviii) Sales promotion; (xiii) Market research and polls; (xiv) Equity interest in other companies.

			99.70%	Subsidiary	No	3,321,292	3%	26%	99%	128,739,398	433,637,266	880,027,947
B.Blend Máquinas e Bebidas Ltda. CNPJ: 22.172.203/0001-06	Rua Olimpíadas, 66, 5º andar, conjunto 52, São Paulo – SP – Brazil	(i) Wholesale trade specializing in food products other than those previously specified; (ii) Retail trade specializing in parts and accessories for home appliances, other than IT and communication products; (iii) Wholesale trade of consumer electronics and home appliances; (iv) Retail trade specializing in home appliances and audio and video equipment; (v) Market research and polls.	50.00%	Joint Venture	No	120,203	100%	0%	0%	0	0	0
CRBS S.A. CNPJ: 56.228.356/0001-31	Avenida Antarctica, 1891, Fazenda Santa Úrsula - Jaguariúna – SP - Brazil	(i) Wholesale trade of beer, draft beer and soft drinks; (ii) Wholesale trade of bottled water; (iii) Wholesale trade specializing in food products other than those previously specified; (iv) Wholesale trade of packaging; (v) Sales promotion; (vi) Equity interest in other companies.	71.91%	Subsidiary	No	1,109,299	28%	-28%	33%	0	0	64,259
Dahlen S.A. CNPJ: N/A	Calle Juncal, 1305 piso 21 - Canelones - 02 Uruguay	Non-financial institution holding companies	100.00%	Subsidiary	No	328,702	47%	13%	112%	0	0	0
Hohneck S.A. CNPJ: N/A	Alsina 655, Piso 5º, Ciudad Autónoma de Buenos Aires - Argentina	Non-financial institution holding companies	50.69%	Subsidiary	No	942,128	34%	16%	80%	0	0	0
Ambev Luxemburgo S.à R.L CNPJ: N/A	5, Gabriel Lippmann, L - 5365 Munsbach – Luxembourg	Non-financial institution holding companies	89.83%	Subsidiary	No	35,387,557	29%	24%	86%	4,753,998,060	0	167,713,200
Lambic Holding S.A. CNPJ: N/A	Salguero 2835 4º A - Ciudad Autónoma de Buenos Aires - Argentina	Non-financial institution holding companies	87.10%	Subsidiary	No	712,770	22%	16%	88%	0	0	0
Lizar Administradora de Carteira de Valores Mobiliários Ltda. CNPJ: 56.022.585/0001-03	Rua Dr. Renato Paes de Barros, 1.017, Edifício Corporate Park, 3º andar, conjuntos 31 e 32 (parte), Itaim Bibi, São Paulo – SP – Brazil	(i) Fund administration activities through agreement or commissioning; (ii) Other secondary financial services activities not specified above.	100%	Subsidiary	No	24,030	6%	1%	126%	0	0	0
Maltería Pampa S.A. CNPJ: N/A	Salguero 2835 4º A, Ciudad Autónoma de Buenos Aires – Argentina	The business purpose of Maltería Pampa S.A. is to produce malt for use in beer manufacturing.	60.00%	Subsidiary	No	1,420,891	26%	31%	90%	0	0	0
Tenedora CND S.A. CNPJ: N/A	Autopista 30 de Mayo, Distrito Nacional, Dominican Republic	Non-financial institution holding companies	55.00%	Subsidiary	No	5,719,736	45%	100%	0%	0	0	0
Ice Tea do Brasil Ltda. CNPJ: 01.985.609/0001-20	Rod. Dom Gabriel Paulino Bueno Couto, km. 66 – parte, Jundiaí – SP - Brazil	(i) Manufacturing of refreshers, syrups and powder for refreshers, except fruit refreshers; (ii) Manufacturing of fruit, green and vegetable juices, except concentrates; (iii) Manufacturing of mate tea and other ready-to-drink teas; (iv) Manufacturing of other non-alcoholic beverages not mentioned above.	50.00%	Joint Venture	No	(13,171,015)	14%	14%	6%	0	0	0

Reasons for acquisition and maintenance of such interest

(For all business listed above)

All equity purchases made by the Company are based on strategic decisions that are made by the management aiming at achieving the corporate purpose stated in the Company’s by-laws. Decisions regarding the purchase and maintenance of equity are intended to boost our commercial and economic growth, whether through the optimization of production and/or the performance of strategic investments. The Company holds equity in certain inputs producing and trading companies. The equity held in these companies is part of the Company’s strategy to optimize the management of its production processes. The equity held in companies located outside Brazil is part of the Company’s strategy to expand its activities abroad.

9.2 - Other material information

Not applicable, since all material information has been provided in other items.

10.1– General financial and asset conditions

a) general financial and asset conditions.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term. As of December 31, 2015, the Company had total current assets in the amount of R$28,314.5 million, of which R$13,620.2 million were cash and cash equivalents, while current liabilities amounted to R$30,141.9 million. The current liquidity ratio, used to assess the Company’s capacity to meet its short-term commitments, was 0.9x.

As of December 31, 2014, the Company had total current assets in the amount of R$20,728.5 million, of which R$9,722.1 million were cash and cash equivalents. As of December 31, 2014 its current liabilities totaled R$21,824.8 million. The current liquidity ratio, used to assess the capacity of the Company to meet its short-term commitments, was 0.9x.

As of December 31, 2013, the Company had total current assets in the amount of R$20,809.0 million, of which R$11,538.2 million were cash and cash equivalents. Current liabilities totaled R$17,352.7 million. The current liquidity ratio was 1.2x.

As seen above, the Company’s current liquidity ratio remained stable year on year, at around 1, thus confirming its ability to meet its short term obligations. In other words, its short-term assets are very close to its short-term obligations. Additionally, the Company’s cash, cash equivalents and current investment securities have been increasing year by year, and totaled R$13,602.2 million on December 31, 2013.

(R$ millions)	12/31/2015	12/31/2014	12/31/2013
Total Current Assets	28,314.5	20,728.5	20,809.0
Total Current Liabilities	30,141.9	21,824.8	17,352.7
Net Working Capital Ratio (CA-CL)	(1,827.4)	(1,096.3)	3,456.3

b) capital structure and possibility of redemption of shares or quotas(in thousands of Reais).

The Company’s capital structure was the following: (i) as of December 31, 2013 - 64% of equity and 36% of third party financing; (ii) as of December 31, 2014 – 60% of equity and 40% of third party financing, (iii) as of December 31, 2015 – 56% of equity and 44% of third party financing.

Additionally, its cash position net of bank overdrafts and cash net of debt during the same period behaved as follows: (i) as of December 31, 2013, - cash net of bank overdraft of R$11,538.2 million and cash net of debt of R$8,632.4 million; (ii).as of December 31, 2014 – cash net of bank overdrafts R$9,623,0 million and cash net of debt of R$7,000.4 million; and (iii) as of December 31, 2015 – cash net of bank overdrafts of R$13,617.6 million and cash net of debt of R$10,018.1 million.

The level of net debt maintained throughout recent years is adequate to allow the Company to implement its business plan and meet its short and medium-term obligations.

c) payment capacity in relation to financial commitments undertaken

In view of the Company’s debt profile, as described in 10.1(f) below (total debt of R$3,599.5 million as of December 31, 2015, of which R$1,282.6 million is short term debt), its cash flow and liquidity position evidenced by total current assets (R$28,314.5 million), cash and cash equivalents (R$13,620.2 million), current liquidity ratio (0.9x) and cash net of debt (R$10,018.1 million), all as of December 31, 2015, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2013, and as of December 31, 2015 it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings.

f) levels of indebtedness and characteristics of debts

In the fiscal years ended on December 31, 2015, 2014 and 2013, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Economico e Social (“BNDES”), where collateral was provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provided only personal guarantees as collateral, or are unsecured. Most of the loan contracts contained financial covenants including:

• Financial covenants, including restrictions on new borrowing;

• Going-concern;

• Maintenance, in use or in good condition for the business, of the Company's properties and assets;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; and/or

• Prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the loan agreement in question, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates.

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

Moreover , below additional information in relation to each of the following financial years:

2015

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017; and (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from BNDES.

As at December 31, 2015, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Ambev Debt Profile as of December 31, 2015

Debt Instruments	2016	2017	2018	2019	2020	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	131.8	27.2	-	-	-	-	159.0
UMBNDES + Average Pay Rate	1.74%	1.7%	-	-	-	-	1.7%
TJLP BNDES Debt floating rate
Notional Amount	426.6	198.3	144.9	60.7	-	-	830.5
TJLP + Average Pay Rate	9.7%	9.8%	9.8%	9.8%	-	-	9.8%
International Debt
Other Latin-American currencies fixed rate	177.1	240.0	-	-	-	-	417.5
Average Pay Rate	9.1%	9.4%	-	-	-	-	9.3%
US dollar – fixed rate	-	-	-	-	-	15.7	15.7
Average Pay Rate	-	-	-	-	-	6.0%	6.0%
Average Pay Rate – floating rate	379.7	448.2	3.8	20.8	-	-	852.5
Average Pay Rate	1.7%	1.5%	6.0%	6.0%	-	-	1.8%
Debt in Reais - ICMS fixed rate
Notional Amount	34.3	34.4	31.1	22.3	13.2	46.7	182.0
Average Pay Rate	4.6%	4.6%	4.6%	4.6%	4.6%	4.7%	4.6%
Debt in Reais - fixed rate
Notional Amount	133.1	423.8	136.6	103.2	31.9	313.7	1,142.3
Average Pay Rate	5.6%	8.1%	5.6%	5.8%	5.2%	9.8%	7.7%
Total indebtedness	1,282.6	1,372.3	316.4	207.0	45.1	376.1	3,599.5

2014

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most relevant interest rates are: (i) fixed rate for the 2017 Bonds; and (ii) Currenciesbasket (UMBNDES) and Long Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) for BNDES loans.

As at December 31, 2014, the Company was in compliance with its contractual obligations for its loans and financings.

Ambev Debt Profile as of December 31, 2014

Ambev Debt Profile as of December 31, 2014
Debt Instruments	2015	2016	2017	2018	2019	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	139.4	78.4	18.5	-	-	-	236.2
UMBNDES + Average Pay Rate	1.47%	1.74%	1.70%	-	-	-	1.58%
TJLP BNDES Debt floating rate
Notional Amount	480.6	382.7	154.8	102.1	42.6	-	1,162.9
TJLP + Average Pay Rate	7.20%	7.23%	7.31%	7.31%	7.31%	-	7.24%
International Debt
Other Latin-American currencies floating rate	1.9	-	-	-	-	-	1.87
Average Pay Rate	9.01%	-	-	-	-	-	9.01%
Other Latin-American currencies – fixed rate	68.2	-	-	-	-	-	68.2
Average pay rate	10.09%	-	-	-	-	-	10.09%
US dollar – fixed rate	19.5	-	-	-	-	-	19.5
Average Pay Rate	4.09%	-	-	-	-	-	4.09%
Average Pay Rate – floating rate	186.8	85.0	1.9	1.1	15.2	12.0	302.0
Average Pay Rate	1.39%	1.96%	4.27%	6.00%	6.00%	7.92%	2.08%
Debt in Reais - fixed rate
Notional Amount	53.4	23.2	26.1	16.3	17.2	45.7	181.9
Average Pay Rate	4.56%	4.56%	4.56%	4.56%	4.56%	5.36%	4.76%
Debt in Reais - fixed rate
Notional Amount	38.2	68.8	349.0	63.4	58.3	72.2	650.0
Average Pay Rate	4.41%	5.43%	8.70%	5.54%	5.46%	3.52%	6.93%
Total indebtedness	988.1	638.1	550.3	183.0	133.2	129.9	2,622.6

2013

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most relevant interest rates are: (i) fixed rate for the 2017 Bonds; and (ii) Currencies basket (UMBNDES) and Long Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) for BNDES loans.

As at December 31, 2013, the Company was in compliance with its contractual obligations for its loans and financings.

Ambev Debt Profile as of December 31, 2013

Ambev Debt Profile as of December 31, 2012
Debt Instruments	2014	2015	2016	2017	2018	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	153.3	102.9	69.8	16.5	-	-	342.5
UMBNDES + Average Pay Rate	1.76%	1.75%	1.74%	1.70%	-	-	1.75%
TJLP BNDES Debt floating rate
Notional Amount	513.3	412.7	275.7	52.7	-	-	1,254.4
TJLP + Average Pay Rate	7.16%	7.17%	7.18%	7.30%	-	-	7.17%
International Debt
Other Latin-American currencies floating rate	17.9	-	-	11.1	-	-	29.0
Average Pay Rate	9.01%	-	-	6.54%	-	-	8.07%
US dollar – fixed rate	123.4	36.8	-	-	-	-	160.2
Average Pay Rate	0.69%	0.69%	-	-	-	-	0.69%
Average Pay Rate – floating rate	171.1	61.4	90.2	34.5	3.4	18.6	379.2
Average Pay Rate	1.82%	2.42%	1.35%	2.06%	6.00%	6.00%	2.07%
Debt in Reais - fixed rate
Notional Amount	26.9	52.4	34.1	7.3	15.0	54.6	190.3
Average Pay Rate	3.01%	3.01%	3.01%	3.01%	3.01%	3.01%	3.01%
Debt in Reais - fixed rate
Notional Amount	35.1	29.1	21.8	307.1	24.1	75.2	492.4
Average Pay Rate	4.50%	4.22%	3.61%	8.97%	3.93%	3.62%	7.07%
Total indebtedness	1,040.6	695.3	549.2	418.1	42.5	148.4	2,894.1

g) borrowing limits contracted and percentages utilized

As of December 31, 2015, the Company had loans with BNDES, FINEP and FINAME credit facilities and other lines of credit with private banks, in the amount of R$4,661.7 million. Of this total, R$3,599.5 million (77.2%) are being used, with R$1,062.2 million (22.8%) still available.

h) significant changes to each item of the Financial Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

BALANCE SHEET

(R$ millions)	As of December 31,
Assets	2015	2014	2013

Cash and cash equivalents	13,620.2	9,722.1	11,538.2
Short-term investments	215.1	713.0	288.6
Derivative financial instruments	1,512.4	882.5	609.6
Trade receivables	4,165.7	3,028.9	2,972.8
Inventories	4,338.2	3,411.3	2,835.6
Taxes and contributions receivable	3,194.9	1,581.9	1,397.0
Other assets	1,268.0	1,388.8	1,167.2
Current Assets	28,314.5	20,728.5	20,809.0

Short-term investments	118.6	68.0	63.8
Derivative financial instruments	51.4	5.5	1.7
Taxes and contributions receivable	892.8	1,161.2	474.1
Deferred income tax and social contribution	2,749.9	1,392.5	1,647.8
Other assets	2,140.2	1,736.5	1,795.5
Employee Benefits	8.6	12.8	23.5
Investments	714.9	40.4	26.5
Property, plant and equipment	19,140.1	15,740.1	14,005.6
Intangible assets	5,092.2	3,754.9	3,214.0
Goodwill	30,953.1	27,502.9	27,023.7
Non-current assets	61,861.8	51,414.8	48,276.2

Total assets	90,176.3	72,143.3	69,085.2

Liabilities and shareholders’ equity

Accounts payable	11,833.7	8,708.7	8,007.7
Derivative financial instruments	4,673.0	1,909.2	945.6
Loans and financing	1,282.6	988.1	1,040.6
Bank overdrafts	2.5	99.1	-
Salaries and charges	915.6	598.4	722.1
Dividends and interest on shareholders’ equity payable	598.6	2,435.3	1,174.2
Income tax and social contribution payable	1,245.3	640.4	897.1
Taxes, charges and contributions payable	3,096.8	2,903.3	2,235.2
Other liabilities	6,370.7	3,403.1	2,185.2
Provisions	123.1	139.2	145.0
Current liabilities	30,141.9	21,824.8	17,352.7

Accounts payable	110.1	73.9	69.4
Derivative financial instruments	145.1	29.9	32.5
Loans and financing	2,316.9	1,634.6	1,865.2
Deferred tax liabilities	2,473.6	1,737.6	2,095.7
Taxes, charges and contributions payable	910.0	610.9	883.0
Other liabilities	1,023.6	286.7	572.0
Provisions	499.5	543.2	431.7
Employee benefits	2,221.9	1,757.0	1,558.3
Non-current liabilities	9,700.7	6,673.8	7,507.8

Total liabilities	39,842.6	28,498.6	24,860.5

Shareholders’ equity
Capital Stock	57,614.1	57,582.4	57,000.8
Reserves	62,574.8	59,907.1	61,220.3
Equity Valuation Adjustment	(71,857.0)	(75,267.9)	(75,228.6)
Controlling shareholders’ interest	48,331.9	42,221.6	42,992.5
Non-controlling interest	2,001.8	1,423.1	1,232.2
Total shareholders’ equity	50,333.7	43,644.7	44,224.7

Total liabilities and shareholders’ equity	90,176.3	72,143.3	69,085.2

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets as of December 31, 2015 and December 31, 2014

(R$ millions, except percentages)	As of December 31,
		Vertical		Vertical	Change
	2015	Analysis	2014	Analysis	2015/2014
Assets

Cash and cash equivalents	13,620.2	15.1%	9,722.1	13.5%	40.1%
Financial investments	215.1	0.2%	713.0	1.0%	-69.8%
Derivative financial instruments	1,512.4	1.7%	882.5	1.2%	71.4%
Accounts receivable	4,165.7	4.6%	3,028.9	4.2%	37.5%
Inventories	4,338.2	4.8%	3,411.3	4.7%	27.2%
Tax and contributions receivable	3,194.9	3.5%	1,581.9	2.2%	102.0%
Other assets	1,268.0	1.4%	1,388.8	1.9%	-8.7%
Current assets	28,314.5	31.4%	20,728.5	28.7%	36.6%

Financial investments	118.6	0.1%	68.0	0.1%	74.4%
Derivative financial instruments	51.4	0.1%	5.5	0.0%	834.5%
Tax and contributions receivable	892.8	1.0%	1,161.2	1.6%	-23.1%
Deferred income and social contribution taxes	2,749.9	3.0%	1,392.5	1.9%	97.5%
Other assets	2,140.2	2.4%	1,736.5	2.4%	23.2%
Employee benefits	8.6	0.0%	12.8	0.0%	-32.8%
Investments	714.9	0.8%	40.4	0.1%	1669.6%
Property, plant and equipment	19,140.1	21.2%	15,740.1	21.8%	21.6%
Intangible assets	5,092.2	5.6%	3,754.9	5.2%	35.6%
Goodwill	30,953.1	34.3%	27,502.9	38.1%	12.5%
Non-current assets	61,861.8	68.6%	51,414.8	71.3%	20.3%

Total assets	90,176.3	100.0%	72,143.3	100.0%	25.0%

Liabilities and shareholders’ equity

Accounts payable	11,833.7	29.7%	8,708.7	30.6%	35.9%
Derivative financial instruments	4,673.0	11.7%	1,909.2	6.7%	144.8%
Loans and financing	1,282.6	3.2%	988.1	3.5%	29.8%
Overdraft account	2.5	0.0%	99.1	0.3%	-97.5%
Salaries and charges	915.6	2.3%	598.4	2.1%	53.0%
Dividends and interest on shareholders’ equity payable	598.6	1.5%	2,435.3	8.5%	-75.4%
Income and social contribution taxes payable	1,245.3	3.1%	640.4	2.2%	94.5%
Taxes, charges and contributions payable	3,096.8	7.8%	2,903.3	10.2%	6.7%
Other liabilities	6,370.7	16.0%	3,403.1	11.9%	87.2%
Provisions	123.1	0.3%	139.2	0.5%	-11.6%
Current liabilities	30,141.9	75.7%	21,824.8	76.6%	38.1%

Accounts payable	110.1	0.3%	73.9	0.3%	49.0%
Derivative financial instruments	145.1	0.4%	29.9	0.1%	385.3%
Loans and financing	2,316.9	5.8%	1,634.6	5.7%	41.7%
Deferred income and social contribution taxes	2,473.6	6.2%	1,737.6	6.1%	42.4%
Taxes, charges and contributions payable	910.0	2.3%	610.9	2.1%	49.0%
Other liabilities	1,023.6	2.6%	286.7	1.0%	257.0%
Provisions	499.5	1.3%	543.2	1.9%	-8.0%
Employee benefits	2,221.9	5.6%	1,757.0	6.2%	26.5%
Non-current liabilities	9,700.7	24.3%	6,673.8	23.4%	45.4%

Total liabilities	39,842.6	100%	28,498.6	100.0%	39.8%

Shareholders’ equity
Capital stock	57,614.1	63.9%	57,582.4	79.8%	0.1%
Reserves	62,574.8	69.4%	59,907.1	83.0%	4.5%
Adjustment to equity valuation	(71,857.0)	-79.7%	(75,267.9)	-104.3%	-4.5%
Controlling shareholders’ equity	48,331.9	56.3%	42,221.6	58.5%	14.5%
Minority interests	2,001.8	2.2%	1,423.1	2.0%	40.7%
Total shareholders’ equity	50,333.7	55.8%	43,644.7	60.5%	15.3%

Total liabilities and shareholders’ equity	90,176.3	100.0%	72,143.3	100.0%	25.0%

Assets

Cash and cash equivalents

As of December 31, 2015 the balance of cash and cash equivalents and short-term investments totaled R$13,835.3 million compared to R$10,435.1 million as of December 31, 2014. The increase of R$3,400.2 million or 32.6% is primarily due to an increase in the cash generated from operations, boosted by a better operating performance and a substantial improvement in working capital during all four quarters of 2015, partly offset by a 17.1% higher CAPEX expenditure than in 2014 and the acquisitions of subsidiaries during the year.

Trade receivables

As of December 31, 2015, the balance of receivables totaled R$4,165.7 million, compared to R$3,028.9 million on December 31, 2014, an increase of R$1,136.8 million, or 37.5%

Inventories

As of December 31, 2015, the inventories balance totaled R$4,338.2 million compared to R$3,411.3 on December 31, 2014. The increase of R$926.9 million or 27.2% was primarily due to the increase in the stock of finished goods and raw materials in 2015, together with the effect of currency translation of our overseas operations:

(R$ millions)	2015	2014
Finished goods	1,572.5	1,109.5
Work in progress	304.7	243.3
Raw material	1,857.4	1,578.5
Consumables	50.6	45.2
Storeroom and other	420.4	356.8
Prepayments	239.4	147.3
Impairment losses	(106.8)	(69.3)
	4,338.2	3,411.3

Income tax and social contribution receivable

As of December 31, 2015, the balance of current and non-current taxes and contributions receivable totaled R$4,087.7 million, compared to R$2,743.1 million as of December 31, 2014. The increase was due mainly to the accumulation of tax credits from overseas to be offset in future years.

Property, plant and equipment

As of December 31, 2015 the balance of property, plant and equipment totaled R$19,140.1 million compared to R$15,740.1 million on December 31, 2014. The change that resulted in a net increase of R$3,400.0 million, or 21.6%, is demonstrated in the table below:

(R$ millions)	2015					2014
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Initial balance	6,521.0	18,713.8	3,314.1	1,828.8	30,377.7	27,167.7
Effect of movements in foreign exchange	490.7	1,277.4	226.1	64.9	2,059.1	286.5
Acquisitions through business combinations	6.3	91.4	16.9	8.9	123.5	-
Sale through business combinations	(10.5)	(111.4)	(24.0)	-	(145.9)	-
Acquisitions	11.7	1,150.7	241.7	3,887.0	5,291.1	4,143.7

Disposals	(7.2)	(717.5)	(108.0)	(0.4)	(833.1)	(920.5)
Transfers from (to) other asset categories	706.3	1,965.2	798.3	(3,656.5)	(186.7)	5.3
Other	-	-	-	(0.1)	(0.1)	(305.0)
Balance at end	7,718.3	22,369.6	4,465.1	2,132.6	36,685.6	30,377.7
Depreciation and Impairment
Initial Balance	(1,898.4)	(10,649.5)	(2,089.7)	-	(14,637.6)	(13,162.1)
Effect of movements in foreign exchange	(125.2)	(788.9)	(152.6)	-	(1,066.7)	(170.6)
Sale through business combinations	3.4	75.2	13.0	-	91.6	-
Depreciation	(233.6)	(1,927.4)	(556.7)	-	(2,717.7)	(2,113.1)
Impairment losses	(0.9)	(106.6)	(3.2)	-	(110.7)	(101.8)

Disposals	2.2	660.5	99.8	-	762.5	803.0
Transfers from (to) other asset categories	8.5	158.5	(49.5)	-	117.5	(61.6)
Other	-	15.6	-	-	15.6	168.6
Balance at end	(2,244.0)	(12,562.6)	(2,738.9)	-	(17,545.5)	(14,637.6)
Carrying amount:	-	-	-	-	-	-
December 31, 2014	4,622.6	8,064.3	1,224.4	1,828.8	15,740.1	15,740.1
December 31, 2015	5,474.3	9,807.0	1,726.2	2,132.6	19,140.1

Intangible Assets

As of December 31, 2015, the intangible assets balance totaled R$5,092.2 million, compared to R$3,754.9 million on December 31, 2014. The net increase of R$1,337.3 million, or 35.6%, is primarily due to  currency conversion and acquisitions of new brands.

Goodwill

As of December 31, 2015 the goodwill balance totaled R$30,953.1 million, compared to R$27,502.9 million on December 31, 2014.  The movement that resulted in a net increase of R$3,450.2 million is demonstrated in the table below:

	2015	2014
Initial Balance	27,502.9	27,023.7
Effect of movements in foreign exchange	2,858.6	486.4
Acquisition of Subsidiaries	591.6	-
Other	-	(7.2)
Balance at end	30,953.1	27,502.9

Liabilities

Accounts payables

As of December 31, 2015, the balance accounts payable totaled R$111,833.7 million compared to R$8,708.7 million on December 31, 2014, an increase of R$3,125.0 million

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$3,599.5 million as of December 31, 2015, compared to R$2,622.7 million as of December, 31, 2014.  The increase of R$976.8 million, or 37.2% in gross indebtedness in the fiscal year ended December 31, 2015, is primarily due to impact of currency conversion on our consolidated debt position in foreign currency.

Income tax and social contribution

As of December 31, 2015, the balance of income tax and social contribution totaled R$1,245.3 million compared to R$640.4 million on December 31,2014. The increase of R$604.9 million, or 94.5%, was primarily due to the increase in the effective tax rate from 14% in 2014 to 22% in 2015.

Equity

As of December 31, 2015, the equity totaled R$50,333.7 million compared to R$43,644.7 million on December 31, 2014. This increase was primarily due to the gains in shareholders’ equity due to the conversion of overseas operations, for a total of R$3,414.2 million, and the partial destination of net profit for the year to set up revenue reserves totaling R$3,258.1 million.

Deferred tax (Assets and Liabilities)

As of December 31, 2015, the balance of deferred tax (assets and liabilities) totaled R$276.3 million in assets compared to R$345.1 million in liabilities on December 31, 2014. The change of R$621.4 million is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(R$ millions)	2015
	Assets	Liabilities	Net
Financial investments	9.1	-	9.1
Intangible assets	5.8	(774.6)	(768.8)
Employee benefits	570.3	-	570.3
Accounts payable – currency variation	2,138.4	(357.1)	1,781.3
Accounts receivable	38.5	-	38.5
Derivatives	59.3	(131.7)	(72.4)
Loans and financing	-	(0.7)	(0.7)
Inventories	223.5	(66.4)	157.0
Property, plant and equipment	-	(737.3)	(737.3)
Tax on operations abroad	-	(1,027.6)	(1,027.6)
Interest on shareholders’ equity	-	-	-
Profits from specific regime abroad	-	-	-
Tax credits	308.4	-	308.4
Provisions	251.2	(32.0)	219.3
Other items	-	(200.6)	(200.6)
Gross deferred tax assets / (liabilities)	3,604.4	(3,328.1)	276.3
Offsetting	(854.6)	854.6	-
Net deferred tax assets / (liabilities)	2,749.9	(2,473.5)	276.3

(R$ millions)	2014
	Assets	Liabilities	Net
Financial investments	8.9	-	8.9
Intangible assets	5.1	(625.2)	(620.1)
Employee benefits	494.7	-	494.7
Accounts payable – currency variation	-	(303.6)	(303.6)
Accounts receivable	259.9	-	259.9
Derivatives	48.2	(13.9)	34.3
Loans and financing	-	(0.5)	(0.5)
Inventories	223.0	(5.0)	218.1
Property, plant and equipment	-	(674.9)	(674.9)
Tax on operations abroad	-	(680.3)	(680.3)
Interest on shareholders’ equity	506.2	-	506.2
Profits from specific regime abroad	-	(198.2)	(198.2)
Tax credits	522.4	-	522.4
Provisions	238.9	(31.0)	207.9
Gross deferred tax assets / (liabilities)	-	(119.8)	(119.8)
Offsetting	2,307.2	(2,652.4)	(345.1)
Net deferred tax assets / (liabilities)	(914.7)	914.7	-
	1,392.5	(1,737.6)	(345.1)

Comparative analysis of Operating Results as of December 31, 2015 and 2014

Please find below the consolidated results of the Company:

Highlights of the Consolidated Financial Information

(in million of Reais, except for amounts relating to volume, percentages and earnings per share*)

	Year ended December 31,
		Vertical		Vertical	Change
	2015	Analysis	2014	Analysis	2015/2014

Sales volume (000 hectoliters)	169,078.2		171,765.7		-1.6%

Net revenues	46,720.2	100%	38,079.8	100.0%	22.7%
Cost of sales	(16,061.4)	-34.4%	(12,814.6)	-33.7%	25.3%
Gross profit	30,658.8	65.6%	25,265.2	66.3%	21.3%

Logistics expenses	(5,833.2)	-12.5%	(4,847.3)	-12.7%	20.3%
Selling expenses	(5,344.7)	-11.4%	(4,311.5)	-11.3%	24.0%
Administrative expenses	(2,281.3)	-4.9%	(1,820.0)	-4.8%	25.3%
Other operating revenues (expenses), net	1,936.1	4.1%	1,629.2	4.3%	18.8%
Operating profit before special items	19,135.7	41.0%	15,915.6	41.8%	20.2%
Special items	(357.2)	-0.8%	(89.0)	-0.2%	301.3%
Operating profit	18,778.5	40.2%	15,826.6	41.6%	18.7%

Financial expenses	(3,562.4)	-7.6%	(2,648.6)	-7.0%	34.5%
Financial revenues	1,294.2	2.8%	1,173.2	3.1%	10.3%
Financial income, net	(2,268.2)	-4.9%	(1,475.4)	-3.9%	53.7%

Share of results of subsidiaries and associates	3.1	0.0%	17.4	0.0%	-82.2%
Net profit before income tax and social contributions	16,513.4	35.3%	14,368.6	37.7%	14.9%

Income tax and social contributions	(3,634.2)	-7.8%	(2,006.6)	-5.3%	81.1%
Net profit for the year	12,879.2	27.6%	12,362.0	32.5%	4.2%
Share of controlling shareholders	12,423.8		12,065.5
Minority interests	455.4		296.5

*Amounts may not add due to rounding

Financial Highlights by Business Segment

Please find below some financial highlights by business segment for the years ended on December 31, 2015 and 2014:

	Year ended on December 31,
	2015					2014
	Brazil	CAC(1)	LAS (2)	Canada	Total	Brazil	CAC(1)	LAS (2)	Canada	Total
Net sales	26,326.1	3,328.8	11,255.6	5,809.7	46,720.2	24,382.9	2,087.8	6,955.7	4,653.4	38,079.8
Cost of sales	(8,358.3)	(1,563.0)	(4,306.8)	(1,833.3)	(16,061.4)	(7,833.2)	(974.3)	(2,607.3)	(1,399.8)	(12,814.6)
Gross profit	17,967.8	1,765.8	6,948.8	3,976.4	30,658.8	16,549.7	1,113.5	4,348.4	3,253.6	25,265.2
Sales. marketing and administrative expenses	(7,667.5)	(905.9)	(2,770.4)	(2,115.4)	(13,459.2)	(7,055.9)	(596.9)	(1,676.4)	(1,649.6)	(10,978.8)
Other operating income /(expenses)	1,871.6	(0.1)	60.4	4.2	1,936.1	1,623.9	(3.0)	11.6	(3.3)	1,629.2
Special items	(265.5)	(8.4)	(39.9)	(43.4)	(357.2)	(11.6)	(38.6)	(28.8)	(10.0)	(89.0)
Income from operations	11,906.4	851.4	4,198.9	1,821.8	18,778.5	11,106.1	475.0	2,654.8	1,590.7	15,826.6

(1) Beer and soft drinks operations in Central America and the Caribbean (“CAC”), which in the past we referred to as “HILA-Ex”.

(2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Colombia, Peru and Ecuador.

Net Sales

For further information on net sales, please refer to item 10.2(b) of this Reference Form.

Cost of Sales

Total cost of sales has increased 25.3% for the year ended December 31, 2015, from R$12,814.6 in the same period of 2014, to R$16,061.4 million. As a percentage of our net revenues, total cost of sales increased to 34.4% in 2015, from 33.7% in 2014.

		Cost of Sales per hectoliter
		Year ended on December 31,
	2015	2014	% Variation
		(R$. except for percentages)
Latin America North	80.4	70.2	14.4%
Brazil	73.1	66.7	9.6%
Beer Brazil(1)	79.2	70.9	11.7%
Cold drinks & Nanc(2)	55.2	54.6	1.0%
CAC(3)	171.6	123.2	39.3%
Latin America South	119.9	70.8	69.4%
Canada	189.0	147.0	28.5%
Ambev Consolidated	95.0	74.6	27.3%

(1)Beer and “near beer” operations of the Company in Brazil.

(2)Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean (“CAC”), which we previously referred to as “HILA-Ex”.

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 6.7% for the year ended on December 31, 2015 to R$8,358.3 million against R$7,833.2 million in the same period in 2014.  The cost of sales per hectoliter of our Brazilian operations increased 9.6% for the year ended on December 31, 2015, to R$73.1/hl in relation to R$66.7/hl in the same period in 2014.

Beer Operation in Brazil.

The cost of Sales of our Brazilian beer and “near beer” operation increased 9.7% to R$6,757.6 million for the year ended on December 31, 2015.  The cost of sales per hectoliter presented an increase of 11.7%.  Such increase was mainly driven by the adverse impact of foreign currency transactions, higher industrial depreciation, the increase of inflation in Brazil and the negative effect of the product mix, due mainly from the increased weight of premium beer products, these effects being partially offset by savings in supplies and productivity gains, as well as the benefit of our currency and commodities hedging.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil.

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages (CSD & NANC) in Brazil fell by 4.2%, totaling R$1,600.7 million.  The cost of sales per hectoliter increased 1.0% to R$55.2, driven by the adverse effect of foreign currency transactions, more depreciation and higher inflation in Brazil, almost totally offset by the substantial benefits of our commodities hedging together with savings in supply costs and productivity gains.

Operations in Central America and the Caribbean (“CAC”)

The cost of sales of our operations in CAC increased 60.4% in 2015 to R$1,563.0 million. The cost of sales per hectoliter increased by 39.3% in reported terms, but increased 2.4% in organic terms isolating the effects of currency effects on conversion into Reais. The increase in cost per hectoliter in local currency is explained by the increased cost of certain raw materials and of packaging.

Latin America South (“LAS”) Operations

The cost of sales of our Latin America South (LAS) operations was of R$4,306.8 million in 2015, representing a 65.2% growth compared to 2014. The cost of sales per hectoliter presented a 69.4% increase for the year in reported terms, but 36.6% in organic terms, ignoring currency variation effects on conversion into Reais.  Such increase in costs was driven by the adverse effects of foreign currency transactions, and higher inflation in Argentina, partially offset by the benefits of our currency and commodities hedging.

Operation in Canada

The cost of sales of our Canadian operations increased 31.0% for the year ended on December 31, 2015, totaling R$1,833.3 million, compared to R$1,399.8 million in 2014.  The increase per hectoliter was 28.5%, primarily due to the effect of conversion in Reais with the appreciation in average exchange rates of the Canadian dollar, the increase in the distribution costs of Corona and other imported Modelo brands, and the adverse effect of foreign currency transactions, partly offset by currency and commodities hedging.

Gross Profit

Our gross profit increased by 21.3% for the year ended on December 31, 2015 to R$30,658.8 million, compared to R$25,265.2 million in the same period of 2014.  The table below shows the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2015				2014
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	19,733.6	64.4%	66.5%	17,663.2	69.9%	66.7%
Brazil	17,967.8	58.6%	68.3%	16,549.7	65.5%	67.9%
Beer Brazil(1)	15,683.7	51.2%	69.9%	14,306.3	56.6%	69.9%
Soft drinks & Nanc(2)	2,284.1	7.5%	58.8%	2,243.4	8.9%	57.3%
CAC(3)	1,765.8	5.8%	53.0%	1,113.5	4.4%	53.3%
Latin America South	6,948.8	22.7%	61.7%	4,348.4	17.2%	62.5%
Canada	3,976.4	13.0%	68.4%	3,253.6	12.9%	69.9%
Ambev Consolidated	30,658.8	100.0%	65.6%	25,265.2	100.0%	66.3%

(1) Beer and “near beer” operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and carbonated soft drink operations in Central America and the Caribbean (“CAC”), which we previously referred to as “HILA-Ex”.

Sales, marketing and administrative expenses

Our sales, marketing and administrative expenses totaled R$13,459.2 million for the year ended on December 31, 2015, representing a 22.6% growth compared to the same period in 2014.  Please find below an analysis of sales, marketing and administrative expenses for each business unit.

Latin America North Operations

Brazilian Operations

Sales, marketing and administrative expenses in Brazil totaled R$7,667.5 million for the year ended on December 31, 2015, an 8.7% increase compared to the same period in 2014.

Brazilian Beer Operation.

Sales, marketing and administrative expenses totaled R$6,786.8 million for the year ended on December 31, 2015, a 9.1% increase compared to the same period in 2014.  This increase is explained mainly by (i) higher logistics costs as a result of growth in volume and a larger share of direct distribution, (ii) more administrative costs, in line with higher inflation in Brazil, (iii) an increase in sales and marketing expenses, since we continued to invest in our brands, but with the benefits of gains in efficiency and an easier comparative base, because of the investments made during the FIFA World Cup in 2014, and (iv) more depreciation due to increased investments in fixed assets.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil.

Sales, marketing and administrative expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$880.7 million for the year ended on December 31, 2015, a 5.6% increase compared to the same period in 2014 due mainly to higher logistic costs, the increase in inflation in Brazil in 2015, and more depreciation because of increased investments in fixed assets.

Central American and Caribbean (“CAC”) Operations

Sales, marketing and administrative expenses for our operations in CAC totaled R$905.9 million for the year ended on December 31, 2015, a 51.8% increase compared to the same period in 2014, driven principally by the impact of currency conversion and higher depreciation. In organic terms, ignoring currency effects, sales, marketing and administrative expenses increased 12.0%.

Latin America South Operations (“LAS”)

Our sales, marketing and administrative expenses amounted to R$2,770.4 million for the year ended on December 31, 2015, an increase of 65.3% when compared with the year 2014. This increase was primarily due to for the adverse effect of currency conversion and the increase in transport and labor costs driven especially by the high level of inflation in Argentina.

Canada operations

The sales and marketing expenses of our Canada operations totaled R$2,115.4 million for the year ended December 31, 2015, an increase of 28.2% over the year 2015, because of the adverse effect of currency conversion, increased sales, marketing and administrative expenses, and higher inflation in Canada.

Other Operating Income (Expenses), Net

The net balance of other operating income and expenses for the year 2015 showed a gain of R$1,936.1 million against a gain of R$1,629.2 million registered in 2014. The 18.8% increase can be attributed primarily to higher government subsidies relating to long-term ICMS incentives in Brazil.

Special Items

Special items amounted to expenses of R$357.2 million in 2015,  an increase of 301,3% over the 2014 figure of R$89,0 million, due mainly to administrative costs in the second quarter of 2015 related to the agreement between Ambev and CADE, the Administrative Economic Defense Council, to finally settle the court case connected with the “Tô Contigo” program special.

Income from operations

Income from operations increased 18.7% during the period ended on December 31, 2015, reaching R$18,778.5 against R$15,826.6 in the same period of 2014, due primarily to higher gross profit, partly offset by an increase in sales, marketing and administrative expenses and non-recurring items.

Net Financial Result

The financial result for the year ended December 31, 2015, comprised expenses of R$2,268.2 million, against expenses of R$1,375.4 million in 2014. This 53.7% increase can be explained primarily by (i) higher interest costs, of which approximately R$600 million relates to a non-cash expense involving the put option associated with our investment in CND and (ii)  greater losses from derivative instruments resulting mainly from the carrying cost of our currency hedges, related, for the most part, to our exposure to the cost of goods sold in Brazil and Argentina, partially offset by carrying gains from our foreign currency cash positions, which are hedged in terms of Reais.

Our total indebtedness for  the year ended December 31, 2015, increased R$976.8 million in comparison with 2014, while current cash and cash equivalents, net of overdrafts, and investment securities increased by R$3,496.7 million, showing our strong cash generation during the year.

Income tax expense

Expenses for income tax and social contribution in 2015 amounted to R$3,634.2 million, up by 81.1% from the R$2,006.6 million in 2014. The effective rate was 22.0%, against the previous year’s rate of 14.0%. The main factors that led to this lower effective rate during 2015 were 1) higher non-taxable net financial income and other revenues due mainly to the devaluation of the Real, (2) a non-deductible expense declared in the second quarter of 2015 relating to an agreement of R$229.1 million between Ambev and CADE to finally settle the court case related to the “Tô Contigo” program, (3) more profits abroad taxable in Brazil, due to the devaluation of the Real and, chiefly, the new Brazilian legislation on taxation of profits abroad, (4) fewer positive effects of recognition of interest  on shareholders’ equity when compared to 2014, and (5) other negative tax adjustments amounting to R$615.8 million due to (i) the extraordinary impact of R$350.0 million in intragroup company loans, resulting in taxable profits being generated in certain affiliates which were not offset by equivalent deductible expenses due to the lack of sufficient taxable profits in the corresponding affiliates, together with (ii) higher provision for withholding tax due to the currency variation on undistributed profits in international subsidiaries, given the substantial devaluation of the Real against the functional currencies of the countries in which those subsidiaries are located..

Net Profit

Our net profit for the year ended on December 31, 2015 was R$12,879.1 million, representing an increase of 4.2% compared to the R$12,362.0  million in 2014.

Comparative analysis of Operating Results as of December 31, 2014 and 2013

Please find below the consolidated results for the Company:

Highlights of the Consolidated Financial Information

(in million of Reais, except for amounts relating to volume, percentages and earnings per share*)

	Year ended December 31,
		Vertical		Vertical	Change
	2014	Analysis	2013	Analysis	2014/2013

Sales volume (000 hectoliters)	171,765.7		166,468.3		3.2%

Net revenues	38,079.8	100.0%	35,079.1	100.0%	8.6%
Cost of sales	(12,814.6)	-33.7%	(11,572.5)	-33.0%	10.7%
Gross profit	25,265.2	66.3%	23,506.6	67.0%	7.5%

Logistics expenses	(4,847.3)	-12.7%	(4,297.6)	-12.3%	12.8%
Selling expenses	(4,311.4)	-11.3%	(3,762.3)	-10.7%	14.6%
Administrative expenses	(1,820.0)	-4.8%	(1,748.3)	-5.0%	4.1%
Other operating revenues (expenses), net	1,629.2	4.3%	1,761.7	5.0%	-7.5%
Operating income before special items	15,915.6	41.8%	15,460.0	44.1%	2.9%

Restructuring	(48.9)	-0.1%	(29.2)	-0.1%	67.5%
Impairment of fixed assets	(32.3)	-0.1%	-	0.0%	0.0%
Other non-recurring expenses	(7.8)	0.0%	-	0.0%	100.0%
Operating profit	15,826.6	41.6%	15,430.8	44.0%	2.6%

Financial expenses	(2,648.6)	-7.0%	(2,495.0)	-7.1%	6.2%
Financial revenues	1,173.2	3.1%	933.6	2.7%	25.7%
Financial income, net	(1,475.4)	-3.9%	(1,561.4)	-4.5%	-5.5%

Share of results of subsidiaries and associates	17.4	0.0%	11.4	0.0%	52.2%
Net profit before income tax and social contribution	14,368.6	37.7%	13,880.8	39.6%	3.5%

Income tax and social contributions	(2,006.6)	-5.3%	(2,481.4)	-7.1%	-19.1%
Net profit for the year	12,362.0	32.5%	11,399.4	32.5%	8.4%
Share of controlling shareholders	12,065.5		9,557.3
Minority interests	296.5		1,842.1

* Differences in summing up the amounts are due to rounding.

Financial Highlights by Business Segment

Please find below some financial highlights by business segment for the years ended on December 31, 2014 and 2013:

	Year ended on December 31,
	2014					2013
	Brazil	CAC(1)	LAS (2)	Canada	Total	Brazil	CAC(1)	LAS (2)	Canada	Total
Net sales	24,382.9	2,087.8	6,955.7	4,653.4	38,079.8	22,040.8	1,726.5	7,051.7	4,260.1	35,079.1
Cost of sales	(7,833.2)	(974.3)	(2,607.3)	(1,399.8)	(12,814.6)	(6,911.8)	(815.4)	(2,605.1)	(1,240.2)	(11,572.5)
Gross profit	16,549.7	1,113.5	4,348.4	3,253.6	25,265.2	15,128.9	911.1	4,446.6	3,019.9	23,506.5
Sales, marketing and administrative expenses	(7,055.9)	(596.9)	(1,676.4)	(1,649.6)	(10,978.8)	(6,205.4)	(520.1)	(1,671.7)	(1,411.0)	(9,808.2)
Other operating income /(expenses)	1,623.9	(3.0)	11.6	(3.3)	1,629.2	1,775.4	(7.4)	(12.3)	5.9	1,761.6
Special items	(11.6)	(38.6)	(28.8)	(10.0)	(89.0)	(6.3)	(6.4)	(9.9)	(6.6)	(29.2)
Income from operations	11,106.1	475.0	2,654.8	1,590.8	15,826.6	10,692.7	377.2	2,752.7	1,608.2	15,430.8

(1)  Beer and soft drinks operations in Central America and the Caribbean (“CAC”) which in the past we referred to as “HILA-Ex”.

(2)  Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Colombia, Peru and Ecuador.

Net Sales

For further information on net sales, please refer to item 10.2(b).

Cost of Sales

Total cost of sales has increased 10.7% for the year ended December 31, 2014, from R$11,572.5 in the same period of 2013, to R$12,814.6 million. As a percentage of our net sales, total cost of sales increased to 33.7% in 2014, from 33.0% in 2013.

	Cost of Sales per hectoliter
	Year ended on December 31,
	2014	2013	% Variation
	(In Reais, except for percentages)
Latin America North	70.2	64.2	9.4%
Brazil	66.7	61.1	9.1%
Beer Brazil(1)	70.9	64.2	10.5%
Refrige Nanc(2)	54.6	52.6	3.7%
CAC(3)	123.2	112.2	9.8%
Latin America South	70.8	70.6	0.3%
Canada	147.0	135.8	8.3%
Ambev Consolidated	74.6	69.5	7.3%

(1) Beer and near beer operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 13.3% for the year ended on December 31, 2014 to R$7,833.2 million against R$6,911.8 million in the same period in 2013.  The cost of sales per hectoliter of our Brazilian operations increased 9.1% for the year ended on December 31, 2014, to R$66.7/hl in relation to R$61.1/hl in the same period in 2013.

Beer Operation in Brazil

The cost of Sales of our Brazilian beer and near beer operation increased 15.8% to R$6,162.4 million for the year ended on December 31, 2014.  The cost of sales per hectoliter presented an increase of 10.5%.  Such increase was mainly driven by the costs of raw materials indexed in U.S. dollars and hedged to Brazilian Reais at a higher rate compared to that of previous year, higher industrial depreciation, and negative impact from the package mix. These effects were partially offset by commodities hedged by lower prices compared to the previous year, and savings in supplies.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil.

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil increased 5.2%, totaling R$1,670.8 million.  The cost of sales per hectoliter increased 3.7% to R$54.6, due to costs of raw materials indexed in U.S.  dollars and hedged to Brazilian Reais at a higher rate compared to the previous year, partially offset by commodities hedged by prices lower than those of the previous year, and savings in supplies.

Central America and the Caribbean (CAC) Operations

The cost of sales of our operations in CAC increased 19.5% in 2014 to R$974.3 million. The cost of sales per hectoliter increased by 9.8% in reported terms, but increased 3.9% in organic terms isolating the effects of currency changes. The increase in cost per hectoliter in local currency was driven by the effects of inflation on certain raw materials and package costs.

Latin America South (LAS) Operations

The cost of sales of our LAS operations was of R$2,607.3 million in 2014, representing a 0.1% growth compared to 2013. The cost of sales per hectoliter presented a 0.3% increase for the year.  Such increase in costs was driven by inflation rates in Argentina and unfavorable currency hedge, which were partially offset by the benefit of commodities hedges, and exchange variation effects on currency conversion into Reais, due to the devaluation of the Argentine Peso.

Operation in Canada

The cost of sales of Labatt Brewing Company Limited increased 12.9% for the year ended on December 31, 2014, totaling R$1,399.8 million, compared to R$1,240.3 million in the previous year.  The increase per hectoliter was 8.3%, primarily due to the effects of currency conversion into Reais, given the appreciation in average exchange rates of the Canadian dollar, and unfavorable currency hedges, which were partially offset by the benefit of commodities hedged by prices lower than those of the previous year, and savings in supplies.

Gross Profit

Our gross profit increased by 7.5% for the year ended on December 31, 2014 to R$25,265.2 million, compared to R$23,506.6 million in the same period of 2013.  The table below sets forth the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2014			2013
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	17,663.2	69.9%	66.7	16,040.1	68.2%	67.5%
Brazil	16,549.7	65.5%	67.9%	15,128.9	64.4%	68.6%
Beer Brazil(1)	14,306.3	56.6%	69.9%	13,083.3	55.7%	71.1%
RefrigeNanc(2)	2,243.4	8.9%	57.3%	2,045.6	8.7%	56.3%
CAC(3)	1,113.5	4.4%	53.3%	911.1	3.9%	52.8%
Latin America South	4,348.4	17.2%	62.5%	4,446.6	18.9%	63.1%
Canada	3,253.6	12.9%	69.9%	3,019.9	12.8%	70.9%
Ambev Consolidated	25,265.2	100.0%	66.3%	23,506.6	100.0%	67.0%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and carbonated soft drink operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

Sales, Marketing and Administrative expenses

Our sales, marketing and administrative expenses totaled R$10,978.7 million for the year ended on December 31, 2014, representing a 11.9% growth compared to the same period in 2013.  Find below an analysis of sales, marketing and administrative expenses for each business unit.

Latin America North Operations

Brazilian Operations

Sales, marketing and administrative expenses in Brazil totaled R$7,055.9 million for the year ended on December 31, 2014, an 13.7% increase compared to the same period in 2013.

Beer Operation in Brazil.

Sales, marketing and administrative expenses totaled R$6,221.8 million for the year ended on December 31, 2014, a 15.0% increase compared to the same period in 2013.  Such increase was mainly driven by higher sales and marketing expenses chiefly related to the 2014 FIFA World Cup, and higher logistic costs due to volume increase and higher weight of direct distribution.

Operations of Carbonated Soft Drinks and Non-alcoholic and Non-carbonated Beverages in Brazil

Sales, marketing and administrative expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$834.2 million for the year ended on December 31, 2014, a 4.7% increase compared to the same period in 2013 chiefly due to higher logistic costs.

 Operations in Central America and the Caribbean (CAC)

Sales, marketing and administrative expenses for our operations in CAC totaled R$596.9 million for the year ended on December 31, 2014, a 14.7% increase compared to the same period in 2013, chiefly driven by higher sales and marketing expenses, and the effects of currency conversion into Reais. In organic terms, if the effects of exchange rate variations are not to be considered, our sales, marketing and administrative expenses increased by 8.4%.

Latin America South (LAS) Operations

Our sales, marketing and administrative expenses amounted to R$1,676.4 million for the year ended on December 31, 2014, an increase of 0.3% when compared with the year 2013. This increase was primarily due to the impact from inflation in Argentina on distribution, sales and marketing expenses, which were largely offset by the effects of currency conversion into Reais, chiefly due to the devaluation of the Argentine Peso.

Canada Operations

The sales and marketing expenses of Labatt Brewing Company Limited totaled R$1,649.5 million for the year ended December 31, 2014, an increase of 16.9% over the year 2013, primarily because of the deconsolidation of a distribution joint venture; higher sales, marketing and logistic expenses, including the beginning of the distribution of Corona and Modelo Brands; and the effects of currency conversion into Reais, due to the appreciation of the average rate of the Canadian dollar.

Other Operating Income (Expenses), Net

The net balance of other operating income and expenses for the year 2014 showed a gain of R$1,629.2 million against a gain of R$1,761.7 million registered in 2013. The decrease of  7.5% can be attributed primarily to specific gains of R$300.0 million regarding the recovery of restricted assets in 2013, which were partially offset by higher government subsidies relating to the ICMS tax.

Special Items

Special items amounted to expenses of R$89.0 million in 2014, due primarily to impairment of property, plant and equipment, compared to non-recurring expenses of R$29.2 million in 2013, resulting from restructuring costs.

Income from Operations

Income from operations increased 2.6% during the period ended on December 31, 2014, reaching R$15,826.6 million against R$15,430.8 million in 2013, due primarily to higher gross profit, which was partially offset by the increase in administrative, sales and marketing expenses, and lower gains from other operating revenues.

Net Financial Result

The financial result in the period ended December 31, 2014 comprised expenses of R$1,475.4 million, against expenses of R$1,561.4 million in 2013. The 5.5% reduction can be explained primarily by lower losses from non-derivative instruments and specific non-cash expenses regarding impairment losses on our investment in Venezuela, which were registered in “Other Financial Expenses, Net” in 2013.

Our total indebtedness in the year ended December 31, 2014 decreased R$283.2 million in comparison with 2013, while current cash and cash equivalents and investment securities decreased by R$1,490.9 million, showing our strong cash generation during the year. As a result, there was a decrease of R$1,207.7 million in our net debt.

Income tax expense

Expenses with income tax and social contribution in 2014 amounted to R$2,006.6 million, down by 19.1% from  R$2,481.4 million in 2013. The effective rate was 14.0%, against the previous year’s rate of 17.9%. The main factors that led to this lower effective rate in 2014 were the higher tax breaks from equity interest, which were partially offset by a decrease in other income tax benefits and goodwill amortization benefits.

Profit

Our profit for the year ended on December 31, 2014 was R$12,362.0 million, representing an increase of 8.4% compared to the R$11,399.4  million in 2013.

Cash Flow for the Year Ended on December 31, 2015 compared to that of 2014

Operating Activities

Our cash flow from operating activities increased 48.3% to R$23,580.9 million for the year ended on December 31, 2015, against R$15,895.7 million in 2014, mainly due to stronger operating performance and improved management of working capital.

Investment Activities

As of December 31, 2015, the cash flow used by the Company in investment activities totaled R$5,997.1 million, compared to R$4,768.1 million in 2014, chiefly explained by the acquisition of subsidiaries and higher investments in property, plant and equipment, and intangible assets.

Financing Activities

As of December 31, 2015, the cash flow from financing activities totaled an outflow of R$15,327.9 million, compared to the outflow of R$13,143.8 million in 2014, primarily due to the payment of loans, net cash financing costs, other than interest, and repurchase of shares in 2015, which were partially offset by funds from new loans.

Cash Flow for the Year Ended on December 31, 2014 compared to that of 2013

Operating Activities

Our cash flow from operating activities increased 3.8% to R$15,895.7 million in the year ended on December 31, 2014 compared to R$15,314.8 million in 2013, primarily due to stronger operating performance and improved management of working capital.

Investment Activities

As of December 31, 2014, the cash flow used by the Company in investment activities totaled R$4,768.1 million, compared to R$3,811.2 million in the same period of 2013, primarily due to the increase in investments made in property, plant and equipment.

Financing Activities

As of December 31, 2014 the cash flow from financing activities totaled an outflow of R$13,143.8 million, compared to the outflow of R$9,506.7 million in 2013, chiefly as a result of the increase in dividends and equity interest paid in 2014.

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, near beer, carbonated soft drinks and non-carbonated and non-alcoholic beverages through the operations described in Item 10.1 above.  To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2015

In Brazil, in addition to a difficult comparison basis with the 2014 FIFA World Cup, the macroeconomic environment continued to worsen in all quarters of the year. Despite that, we maintained our focus on aspects that we could manage and delivered higher net revenues and operating income, while facing pressure from the decrease in volumes of beer and soft drinks manufacturers in the country.

In Central America and the Caribbean (CAC), we had another year of sound growth in all major countries in which we operate in the region, while continuing to capture significant opportunities of growth in net revenues and expansion of the EBITDA margin, focused on organic and inorganic growth strategies.

In South America (LAS), we strengthened our strategy in the mainstream, premium and near beer segments, being able to reduce the effects of volatility in Argentina, and increasing our EBITA above the average inflation rates registered in the region.

In Canada, we accelerated growth of net revenues with an excellent balance between volume and prices, through growth in the mainstream segment and expansion in the premium segment, including craft beers.

2014

In the period, the 2014 FIFA World Cup favored the Brazilian cold drinks industry, especially in the first half of the year. However, in the second half, we started to face a challenging macroeconomic environment, with strong downturn in the actual income of consumers. Despite that, we registered growth in volumes in the second half, closing the year with increased volume, net revenues and operating income.

In Central America and the Caribbean (CAC), our volumes continued to grow, with important contributions from Dominican Republic and Guatemala. We had another year of expansion in EBITDA margin, due to the capture of additional synergies in our operations in the region, which boosted the Company’s net revenues and operating income for the year.

In South America (LAS), despite a still adverse macroeconomic environment in Argentina, we continued to improve our revenues consistently, strengthening our brands and protecting the Company’s profitability.

In Canada, we resumed growth of our market share with Corona as from March, when we started to distribute this brand in the country, and managed to accelerate our EBITDA performance throughout the year, after a challenging first half.

2013

In the period, Brazil’s cold beverages industry was impacted by climate, price transfers due to higher taxes in the fourth quarter of 2012, and inflation on food products, which reached two digits in the first half of 2013. However, both revenue and operating income rose in this period due to commercial initiatives such as premium brands and innovations.

Regarding CAC, we had better results due to the synergy obtained from the strategic alliance with Cervecería Nacional Dominicana, S.A. (CND). Additionally, our volumes and market share continued to increase in the region with the operations in Guatemala.

In Latin America South, despite of the challenging macroeconomic environment in Argentina, we managed to increase our net revenues and operational income.

In Canada, despite the decrease in the sector last year, particularly in the first half, we managed to increase our net revenues and operating income for the year.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Sales – Comparison between figures as of December 31, 2015 and 2014

Net sales increased 22.7% in the year ended on December 31, 2015, to R$46,720.2 million against R$38,079.8 million 2014.

	Net Sales
	Year ended on December 31,
	2015		2014		% Variation
	R$ million, except for percentages
Latin America North	29,654.9	63.5%	26,470.7	69.5%	12.0%
Brazil	26,326.1	56.4%	24,382.9	64.0%	8.0%
Beer Brazil(1)	22,441.3	48.1%	20,468.7	53.8%	9.6%
RefrigeNanc(2)	3,884.8	8.3%	3,914.2	10.3%	-0.8%
CAC(3)	3,328.8	7.1%	2,087.8	5.5%	59.4%
Latin America South	11,255.6	24.1%	6,955.7	18.3%	61.8%
Canada	5,809.7	12.4%	4,653.4	12.2%	24.8%
Ambev Consolidated	46,720.2	100.0%	38,079.8	100.0%	22.7%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

	Sales Volume
	Year ended on December 31,
	2015		2014		% Variation
	(in thousands of hectoliters, except for percentages)
Latin America North	123,463.5	73.0%	125,418.3	73.0%	-1.6%
Brazil	114,354.2	67.6%	117,508.9	68.4%	-2.7%
Beer Brazil(1)	85,330.9	50.5%	86,903.9	50.6%	-1.8%
RefrigeNanc(2)	29,023.3	17.2%	30,605.0	17.8%	-5.2%
CAC(3)	9,109.2	5.4%	7,909.4	4.6%	15.2%
Latin America South	35,914.5	21.2%	36,826.4	21.4%	-2.5%
Canada	9,700.3	5.7%	9,520.9	5.5%	1.9%
Ambev Consolidated	169,078.2	100.0%	171,765.7	100.0%	-1.6%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

	Net Revenues per Hectoliter
	Year ended on December 31,
	2015	2014	% Variation
	(In Reais, except for percentages)
Latin America North	240.2	211.1	13.8%
Brazil	230.2	207.5	10.9%
Beer Brazil(1)	263.0	235.5	11.7%
RefrigerNanc(2)	133.9	127.9	4.7%
CAC(3)	365.4	263.9	38.5%
Latin America South	313.4	188.9	65.9%
Canada	598.9	488.8	22.5%
Ambev Consolidated	276.3	221.7	24.6%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

Latin America North Operations

Brazilian Operations

Net sales from our Beer and RefrigeNanc operations in Brazil increased 8.0% in 2015, to R$8,358.3 million.

Beer Operations in Brazil

Net revenues from beer sales in Brazil increased 9.6% in 2015, to R$22,441.3 million, especially as a result of an 11.7% increase in revenue per hectoliter, which amounted to R$263.0, more than offsetting the 1.8% drop in volume. The increase in net revenues per hectoliter was due to the management of our revenues, the greater mix of premium brands, and the greater weight of direct distribution.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net sales from RefrigeNanc operations in 2015 dropped 0.8%, to R$3,884.8 million, chiefly due to lower sales volume. Volumes decreased by 5.2% in 2015, and market share gains were partially offset by the downturn in the sector. Net revenues per hectoliter in Brazil’s RefrigeNanc segment increased by 4.7% in 2015, to R$133.9, especially due to the management of revenues and higher weight of direct distribution.

Central America and the Caribbean (CAC) Operations

Ambev’s CAC operations showed an increase in net revenues in 2015 of 59.4%, rising to R$3,328.8 million, due to the increase of 15.2% in volume; organic growth of net revenues per hectoliter; and the effects of currency conversion into Reais.

Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$11,255.6 million to Ambev’s consolidated revenues in 2015, representing an increase by 61.8%. Despite the decrease in our volumes in the period (-2.5%), revenues by hectoliter grew by 29.7% in local currency due to our revenues management strategy.

Canada Operations

Our operations in Canada contributed R$5,809.7 million to our consolidated revenues in 2015, an increase of 24.8% over the previous year. This is primarily due to the 1.9% increase in volume, with market share gains year-on-year; the increase in revenues per hectoliter, up by 2.2% in local currency; and the positive effects of the appreciation of the Canadian dollar against the Brazilian Real.

Net Sales – Comparison between figures as of December 31, 2014 and 2013

Net sales increased 8.6% to R$38,079.8 million in the year ended on December 31, 2014 from R$35,079.1 million in 2013.

	Net Sales
	Year ended on December 31,
	2014		2013		% Variation
	In R$ million, except for percentages
Latin America North	26,470.7	69.5%	23,767.3	67.8%	11.4%
Brazil	24,382.9	64.0%	22,040.8	62.8%	10.6%
Beer Brazil(1)	20,468.7	53.8%	18,407.1	52.5%	11.2%
RefrigeNanc(2)	3,914.2	10.3%	3,633.7	10.4%	7.7%
CAC(3)	2,087.8	5.5%	1,726.5	4.9%	20.9%
Latin America South	6,955.7	18.3%	7,051.7	20.1%	-1.4%
Canada	4,653.4	12.2%	4,260.1	12.1%	9.2%
Ambev Consolidated	38,079.8	100.0%	35,079.1	100.0%	8.6%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex.

	Sales Volume
	Year ended on December 31,
	2014		2013		% Variation
	(In thousand hectoliters, except for percentages)
Latin America North	125,418.3	73.0%	120,415.4	72.3%	4.2%
Brazil	117,508.9	68.4%	113,148.0	68.0%	3.9%
Beer Brazil(1)	86,903.9	50.6%	82,973.9	49.8%	4.7%
RefrigeNanc(2)	30,605.0	17.8%	30,174.1	18.1%	1.4%
CAC(3)	7,909.4	4.6%	7,267.4	4.4%	8.8%
Latin America South	36,826.4	21.4%	36,917.7	22.2%	-0.2%
Canada	9,520.9	5.5%	9,135.2	5.5%	4.2%
Ambev Consolidated	171,765.7	100.0%	166,468.3	100.0%	3.2%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

	Net Revenues per Hectoliter
	Year ended on December 31,
	2014	2013	% Variation
	(In R$, except for percentages)
Latin America North	211.1	197.4	6.9%
Brazil	207.5	194.8	6.5%
Beer Brazil(1)	235.5	221.8	6.2%
RefrigeNanc(2)	127.9	120.4	6.2%
CAC(3)	264.0	237.6	11.1%
Latin America South	188.9	191.0	-1.1%
Canada	488.8	466.3	4.8%
Ambev Consolidated	221.7	210.7	5.2%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC), which we used to call “HILA-Ex”.

Latin America North Operations

Brazilian Operations

Net sales of our Beer and RefrigeNanc operations grew by 10.6% in 2014, to R$24,382.8 million.

Beer Operations in Brazil

Net revenues from beer sales in Brazil in 2014 increased 11.2% to R$20,468.6 million. This increase was due to a 4.7% increase in sales volumes, plus a 6.2% increase in revenues per hectoliter, which reached R$235.5 as a result of revenues management, more premium brands in the mix, and the higher weight of direct distribution.

Operations of Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages in Brazil

Net Sales from RefrigeNanc operations in 2014 increased 7.7%  to R$3,914.2 million. The main drivers of this performance were a 1.4% increase in sales volumes and a 6.2% increase in revenues per hectoliter, resulting from revenues management and higher weight of direct distribution.

Central America and the Caribbean (CAC) Operations

Ambev’s CAC operations recorded an increase in net revenues of 20.9% in 2014, to R$2,087.8 million, due to the 8.8% increase in volume; the organic growth in net sales by hectoliter; and the effects of exchange variation on currency conversion into Reais.

Latin America South Operations (LAS)

Latin America South Operations contributed R$6,955.7 million to Ambev’s consolidated revenues in 2014, or a 1.4% drop. Although our volumes remained practically stable in the period (-0.2%), revenues per hectoliter increased 18.2% in local currency due to our revenues management strategy, being offset by the effects of depreciation of the Argentine Peso on the conversion to Reais.

Canada Operations

The operations of Labatt contributed R$4,653.4 million to our consolidated revenues in 2014, an increase by 9.2% in relation to the previous year. This performance results from a 4.2% increase in volume, chiefly due to the inclusion of Corona and Modelo brands in our portfolio, and the effects of the appreciation of the Canadian Dollar against the Real.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2015

The cost of products sold in Brazil in 2015 was adversely affected by the Real/US Dollar hedging rate, which was once again higher than the average rate recorded in the previous year. On the other hand, the price of commodities was hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South continued to adversely affect our local labor and logistic costs, in addition to the devaluation of the Real against the functional currencies of our principal operations in the region. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Real.

2014

The cost of products sold in Brazil in 2015 was adversely affected by the Real/US Dollar hedging rate, which was once again higher than the average rate recorded in the previous year. On the other hand, the price of commodities was hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South continued to adversely affect our local labor and logistic costs. In Reais, this impact was largely offset by the devaluation of the Argentine Peso. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Real.

2013

The cost of products sold in Brazil in 2013 was adversely affected by the Real/US Dollar hedging rate, which remained at a higher level than in the previous year. On the other hand, the price of commodities, such as aluminum and sugar, had a positive effect, since hedging costs were lower than in 2012. Once again, inflationary pressures in Latin America South adversely affected labor costs. In Canada, costs increased mainly as a result of the negative impact of the increase in the average Canadian Dollar rate against the Real.

2015 vs. 2014

Our net financial income was up 53.7% in 2015, to R$2,268.2 million, against R$1,475.4 million in 2014. This result is explained primarily by (1) the increase in interest expenses, of which approximately R$600 million refers to cash-neutral expenses in connection with the put option for our investment in CND, and (2) higher losses on derivative instruments, basically as a result of currency hedging costs chiefly related to our exposure to cost of goods sold in Brazil and Argentina, which were partially offset by the hedging of our cash positions in foreign currency against the Real.

2014 vs. 2013

In the period ended December 31, 2014, the net finance result recorded expenses in the amount of R$1,475.4 million, compared to expenses of R$1,561.4 million in 2013. The 5.5% drop can be explained primarily by losses from non-derivative instruments and specific non-cash expenses regarding impairment losses on our investment in Venezuela, which were recorded in Other Financial Expenses, Net in 2013.

10.3 - Events with effective or expected material effects on the Financial Statements and Income

a) introduction or divestment of operating segment

Not applicable, since there was no introduction or divestment of operating segments.

b) organization, acquisition or disposal of equity interest

The proposal submitted to the shareholders of Companhia de Bebidas das Américas – Ambev, announced as a Material Fact on May 10, 2013, provided for a corporate restructuring to involve the merger by the Company of all the shares of Companhia de Bebidas das Américas – Ambev which it did not already hold, pursuant to the Corporate Law (“Merger of Shares”), under which all the issued and outstanding shares of Companhia de Bebidas das Américas – Ambev, including those in the form of American Depositary Receipts (“ADRs”), with the exception of those already held by the Company, would be exchanged for common shares and ADRs issued by the Company. Under the Merger of Shares, each share issued by Companhia de Bebidas das Américas – Ambev, whether common or preferred, and each ADR representing a share, whether common or preferred, in Companhia de Bebidas das Américas – Ambev, would give its holder the right to receive five common shares, or five ADRs, of the Company, respectively.

On May 10, 2013, meetings of the board of directors and the fiscal council of Companhia de Bebidas das Américas – Ambev, and a meeting of the board of directors of the Company were held, at which the proposal for the Merger of Shares by the Company was approved, pursuant to of the Protocol and Justification of Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev.

As a preliminary step to the Merger of Shares, all the shares of Companhia de Bebidas das Américas – Ambev held by Anheuser-Busch InBev N.V/S.A., through InterBrew International B.V. and AmBrew S.A., were transferred to the Company as a capital contribution on June 17, 2013. As a result, the Company, being now the holder of 1,301,670,110 common shares and 637,049,453 preferred shares of Companhia de Bebidas das Américas – Ambev, became its parent company (“Contribution of Shares”).

Companhia de Bebidas das Américas – Ambev and the Company held Extraordinary Shareholders’ Meetings on July 30, 2013, to approve, among other matters, the Protocol and Justification of Merger by the Company of Shares Issued by Companhia de Bebidas das Américas – Ambev, the share valuation report and the Merger of Shares, as well as the Company’s capital increase subscribed by the managers of Companhia de Bebidas das Américas - Ambev and paid up by means of the transfer of all the shares of Companhia de Bebidas das Américas – Ambev, excluding those already held by the Company.

As a consequence of the Merger of Shares, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company, and the former shareholders of Companhia de Bebidas das Américas – Ambev became holders of the same proportion of the Company shares as they had previously held in Companhia de Bebidas das Américas – Ambev.

A material fact published on December 3, 2013 disclosed the proposal of merger of Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. into the Company. The purpose of the mergers was to simplify the group’s corporate structure and to reduce operating costs, allowing the Company to continue to concentrate on making and selling beer, soft drinks and other beverages directly, rather than only through its subsidiaries, whether wholly-owned and otherwise.

Extraordinary Shareholders’ Meetings of the Company, Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. were held on January 2, 2014, to approve the above-mentioned mergers. As a result of these mergers, the Company received, at their respective book values, all assets, rights and obligations of Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A., which. The latter two were dissolved, their shares were cancelled, and they were succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas – Ambev was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since it was already a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., for its part, resulted in an increase in the capital stock of the Company amounting to the equivalent of the shareholders’ equity of Ambev Brasil Bebidas S.A. corresponding to the investment of the minority shareholders of Ambev Brasil, i.e., by R$156,566.05. The capital stock of the Company was thus raised to R$57,000,946,244.65, taking into account also the capital increases approved and ratified by the Board of Directors in meetings held on October 17 and December 19, 2013, pursuant to Article 8 of the by-laws and Article 168 of Law No. 6404/76, given the exercise of stock options by the beneficiaries of the Company Stock Options Plan.

On January 28, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s interest in Cerbuco Brewing Inc., which holds 50% of Bucanero S.A., the leading company in the Cuban beer market.

c) unusual events or transactions

There were no unusual events or transactions in the period.

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2015: consolidated and separate financial statements

Except for the change in the accounting practice relating to the consolidation of an exclusive fund by the parent company, as described in Note 32 – “Summarized Statements of the Parent Company” to Ambev’s Consolidated Financial Statements for the year ended December 31, 2015, there were no significant changes in the accounting policies of the individual and consolidated financial statements as of December 31, 2015, or in the calculation methods applied, compared to those presented in the financial statements for the year ended December 31, 2014.

a.II) Regarding the financial statements for the year ended on December 31, 2014: consolidated and separate financial statements

There were no significant changes in the accounting practices applicable to the Company’s financial statements.

a.III) Regarding the financial statements for the year ended December 31, 2013: consolidated and separate financial statements

As a result of the Contribution of Shares and Merger of Shares referred to in item 10.3(b) of this Reference Form, Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) became a wholly-owned subsidiary of the Company, and the Company accordingly began to consolidate its financial information with effect from June 30, 2013, having adopted the predecessor basis of accounting.

Business combinations involving companies under common control have not yet been addressed specifically by the accounting practices adopted in Brazil (“CPCs”) or by the International Financial Reporting Standards (“IFRS”). Accordingly, in line with paragraph 11 of Pronouncement IAS 8 / CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, Management considered applying the requirements and guidance of the Pronouncements, Interpretations and Guidelines which deal with similar and related issues.

Alternatively, as also permitted by CPC 23, in the absence of guidance as to a Conceptual Structure for the Preparation and Presentation of Financial Statements, Management may also take into account the most recent technical positions adopted by other accounting regulatory bodies which use a conceptual structure similar to that of the CPC to issue accounting pronouncements, or other accounting literature and practices generally accepted in the sector, provided that they do not conflict with the sources cited in CPC 23.

Accordingly, the predecessor basis of accounting is thus an accounting alternative, and is in line with other countries’ practices, such as the US GAAP and the UK GAAP, which allow this method to be used in corporate restructuring and other transactions between entities under common control.

Since ABI, which is the ultimate parent company of the Company and Companhia de Bebidas, has maintained its interest in Companhia de Bebidas, both before and after the Contribution of Shares, Management has chosen the predecessor cost as the accounting practice that best represents this transaction, providing investors with the most relevant information.

The adoption of the predecessor basis of accounting, and its retroactive application, represents a change in accounting practices as defined in CPC 23. As such, its effects are being presented for comparison for all the periods shown.

The presentation of the accounting effects of the Contribution of Shares for periods before June 17, 2013 does not alter the corporate acts or facts dated prior to that date. The accounting information prior to June 17, 2013 is intended to give users of this document accounting information that is comparable with the historic information for the period beginning on that date.

With the adoption of the predecessor basis of accounting, the Company’s accounting information has been prepared to reflect:

• historical results of operations and financial position of Companhia de Bebidas (consolidated) and the Company on a combined basis, adjusted to eliminate balances, transactions and unrealized gains and losses;

• the effects of the initial acquisition of Companhia de Bebidas by Anheuser-Busch InBev N.V./S.A. (“ABI”), representing the accounting information of ABI on which its investment in Companhia de Bebidas was based; and

• non-controlling interests in Companhia de Bebidas (the shares not held by ABI), determined by their proportionate share in identifiable net assets and in net income.

The Contribution of Shares was a restructuring of entities under common control, and is being recognized on a basis consistent with the amounts recognized by the ultimate parent company, or the highest level of common control (the ABI accounting base). As such, the Company’s accounting information includes entries to reflect certain business combination adjustments recognized by ABI, the ultimate parent company, at the time of the acquisition of Companhia de Bebidas in 2004, and additional investments made subsequently.

The entries resulting from the adoption of the predecessor basis of accounting are detailed below:

	2012	2011
Shareholders' equity of Companhia de Bebidas	28,863,744	25,761,101
Contribution of shares	61.88%	61.88%
Value of investment in subsidiary	17,861,419	15,941,446

Initial investment in subsidiary at acquisition cost	(249,663)	(249,663)
Derecognition of adjustment to market value of initial interest, net of income tax	(676,497)	(496,800)
Recognition of investment in subsidiary	16,935,259	15,194,983

Goodwill registered in ABI consolidated financial statements	6,674,495	6,360,153
Adjustment to fair value of property, plant and equipment registered in ABI financial statements, net of income tax	619,639	732,790
Adjustments to ABI accounting base	7,294,134	7,092,943

Adjustment for adoption of predecessor basis of accounting	24,229,393	22,287,926

Attributed in the Statement of Shareholders’ Equity to:
Adjustment to amount of securities available for sale	(676,497)	(496,800)
Reflex effects of other comprehensive income	(2,941,030)	-
Accounting adjustments of inter-partner transactions	27,846,920	22,784,726

The balancing entry for the effects of the predecessor basis of accounting was recorded against equity valuation adjustments. On the date of the Contribution of Shares, the effects of the corporate events were registered in the corresponding capital and reserves accounts, with a balancing entry to equity valuation adjustments.

The balances of the other reserves were also adjusted to reflect the corporate events approving the Contribution of Shares. As from June 17, 2013, therefore, there is no difference between the historic accounting information and the accounting information on the predecessor basis of accounting.

The impact of these entries on the income statements of the Company was as follows:

	2013	2012
Net income of Companhia de Bebidas for the year	10,338,000	10,385,598
Equity interest after Contribution of Shares	100%	61.88%
Recognition of investment in subsidiary	10,338,000	6,426,800

Equity income after contribution	(8,080,667)	-

Increase in depreciation and amortization	(68,463)	(171,293)
Deferred income tax on the above adjustment	23,277	58,234
Adjustments to ABI accounting base	(45,186)	(113,059)

Adjustment for adoption of the predecessor basis of accounting (i)	2,212,147	6,313,741

(i) The adjustment refers to the recognition of 61.88% of the income of Companhia de Bebidas for the year 2012 and up to the date of the contribution in 2013.

b) Significant effects of changes in accounting practices

b.1) Regarding the financial statements for the year ended on December 31, 2015:

Except for the change in the accounting practice relating to the consolidation of an exclusive fund of the parent company, as mentioned in item a.I) above, there were no significant changes in our accounting policies.

b.2) Regarding the financial statements for the year ended on December 31, 2014:

None

b.3) Regarding the financial statements for the year ended on December 31, 2013:

The effects of the adoption of the predecessor basis of accounting are detailed in item a.III) above.

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to an understanding of its results:

(i)                 Predecessor basis of accounting:

See item 10.4 hereof.

(ii) Business combinations:

Ambev S.A. uses the investment cost as the accounting method for recording business combinations. The consideration paid for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity instruments issued by Ambev S.A. Costs related to an acquisition are booked in income for the period when incurred. The assets, liabilities and contingent liabilities acquired / assumed in a business combination are recognized initially at fair value on the acquisition date. Ambev S.A. recognizes non-controlling interests in the subsidiary acquired both at fair value and according to the proportion held by minority shareholders in the fair value of the net assets acquired. Non-controlling interests are measured for each acquisition made.

The surplus (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, is recorded as goodwill. When the sum of the above three items is less than the fair value of the net assets acquired, the gain is recognized directly in the income statement for the year.

All transactions, balances and gains not realized in intercompany transactions are eliminated. Non-realized losses are also excluded, except when the transaction provides evidence of impairment of the asset transferred.

In accordance with IFRS 3 – Business Combinations, goodwill is booked at cost and is not amortized, but instead tested for impairment at least once a year, or whenever there are indications of impairment to the cash generating unit to which it is allocated. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the book value of goodwill relating to the entity sold.

Goodwill is expressed in the currency of the subsidiary or the joint operation to which it refers, and is converted into Reais at the exchange rate in force at the end of the year.

In the case of affiliates and joint ventures, the book value of goodwill is included in the book value of the interest in the affiliate and/or the joint venture.

When the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities recognized exceeds the cost of a business combination, the surplus is recognized immediately in the income statement.

Goodwill generated internally is booked as expense as incurred.

(iii) Impairment:

Impairment of financial assets

A financial asset or group of financial assets is tested on a quarterly basis for impairment, and where indication exists, impairment is estimated. An asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and may be reliably estimated.

Impairment of non-financial assets

The book values of non-financial assets like property, plant and equipment, goodwill and intangible assets are reviewed at least annually for impairment. If any indication exists, the asset’s recovery value is estimated.

Goodwill, intangibles not yet available for use and intangibles with an indeterminate useful life are tested for impairment at least on an annual basis at the business unit level (which is one level below the reported segment) or whenever there are indications of impairment.

Impairment is recognized whenever the book value of an asset or cash generation unit exceeds its recovery value. Impairment losses are recognized in the income statement

The recovery value of intangible assets with an indeterminate useful life is based primarily on a fair value criterion by which multiples are applied to reflect current market transactions at indicators that determine the profitability of an asset or the flow of royalties that could be obtained by licensing the intangible asset to third parties on an arm’s length basis.

The recovery value of other assets is calculated as being the greater of their fair value, minus sales costs, and their value in use. In the case of assets that do not generate significant individual cash flows, the amount recoverable is determined for the cash generation unit to which the asset belongs. The recoverable value of the cash generation units to which goodwill and intangible assets with indeterminate useful lives belong is based on future cash flows discounted at a rate that reflect current market valuations of the value of money over time and the specific risks of the asset. These calculations are supported by valuation multiples, quoted share prices for publicly-held subsidiaries or other available indicators of fair value.

When measuring value in use, the estimated cash flows are discounted at present value using a pre-tax discount rate that reflects current market valuations of the value of money over time and the specific risks of the asset.

Non-financial assets, except goodwill, are reviewed for possible reversal of impairment on the presentation date. Impairment is only reversed insofar as the book value of the asset does not exceed the book value that would be determined, net of depreciation or amortization, in the event no impairment loss had been recognized.

(iv) Provisions:

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

Provisions are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation. The increase in the provision is recognized as a financial expense.

Restructuring

A restructuring provision is recognized when the Company has a detailed and approved restructuring plan and when the restructuring has already been initiated or announced. Expenses involving regular activities and the company’s future actions are not provisioned; rather they are recognized when an expense is incurred. The provision includes commitments related to the benefits to be paid by the Company to employees terminated during the restructuring.

Disputes and litigation

Provisions for disputes and litigation are recognized when it is more likely than not that the Company will be forced to make future payments resulting from past events. These payments include, but are not limited to, various claims, proceedings and lawsuits filed both by third parties and by the Company in respect of anti-trust laws, violations of distribution and licensing agreements, environmental matters, labor disputes, assessments by tax authorities and other litigations.

(v) Share-based compensation:

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares.

The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against shareholders’ equity. When the options are exercised, shareholders’ equity increases by the amount of the proceeds received.

(vi) Employee benefits:

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner (formerly Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência - FAHZ). Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Uruguay, Bolivia and Canada.

Ambev maintains funded and unfunded plans.

vi.1) Defined contribution plans

A defined contribution plan is a pension plan under which Ambev pays fixed contributions into a fund. Ambev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

Payments to defined contribution plans are recognized as an expense in the income statement when incurred.

vi.2) Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs involving restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the period in which the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of assets ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and management are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues. Bonuses paid in shares are treated as share-based payments.

(vii) Current and deferred income tax

Income tax and social contribution for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases the tax effect is also recognized directly in the comprehensive income statement or equity account (except equity interest, as per Note 3 (v)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

(viii) Joint arrangements

Joint arrangements are all entities over which Ambev shares control with one of more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(ix) Measurement of financial instruments, including derivatives

The Company classifies its financial assets and liabilities under the following categories: (1) measured at fair value through income, (2) loans and receivables, (3) held to maturity, and (4) available for sale. The classification will depend on the purpose for which the financial instruments were purchased. Management determines the classification of the financial assets at their initial recognition.

ix.1) Financial assets and liabilities at fair value through income

“Financial assets and liabilities at fair value through income” are financial instruments held for trading. Financial assets are classified in this category especially when they are purchased for purposes of short-term sales. Derivatives are also classified as assets held for trading, except when assigned as hedge instruments.

As a rule, financial instruments under this category are classified as short-term financial investments in current assets. Instruments originally maturing in more than one year may be classified as short-term financial investments, based on the intention and ability of Management to redeem these instruments within a period not later than one year; or taking into account their high-liquidity nature and considering that they represent cash available for current operations.

ix.2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, which are not traded in active markets. They are recognized under current assets, except for those maturing in more than 12 months after the date of issue of the balance sheet (which are recorded in non-current assets).

ix.3) Assets held to maturity

Assets held to maturity are financial assets purchased based on the intention and financial capacity to maintain them in the portfolio until their maturity dates.

ix.4) Financial assets available for sale

Financial assets available for sale are non-derivative instruments that are not recorded in any other category. They are recognized in non-current assets, except when Management intends to sell them within 12 months after the balance sheet date.

They are recorded in investments in debt securities and equity securities, which are investments on which the Company has no significant influence or control.

Derivative financial instruments

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IAS 39/CPC38 - Financial Instruments: Recognition and Measurement, such as the maintenance of the documentation required, including hedge effectiveness testing.

10.6 – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

The Company has no material assets or liabilities that are not reflected in this document and in its financial statements, including the notes thereto.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

10.7 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

Our investments in 2015 totaled R$5.3 billion, of which R$3.1 billion invested in Brazil alone in maintenance and expanding our production and distribution capacity in Brazil.

In 2016, we plan to invest with the purpose of strengthening our commercial platforms and improving our operational excellence through innovations that may put us in a better position to best attend to the consumer market. CAPEX investments in Brazil in 2016 are expected to be lower than those made in 2015.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

Additionally, during the meetings held on August 28, 2015, and October 14, 2015, the Company approved the first (1st) issue of debentures not convertible into shares, unsecured, of a single series, in the amount of One billion Reais (R$1,000,000,000.00), intended for public distribution with restricted distribution efforts. Said issue was conducted according to article 1, item I, of Law 12431. Accordingly, the funds raised by the Company will be exclusively allocated to the investment projects (including reimbursements, as provided for in Law 12431) described in the relevant deed of issue, as amended, and included in the scope of the Company’s investment plan (capex).

iii. relevant divestments in progress and anticipated

Until this moment there are no divestments in progress or anticipated.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.  The most significant projects announced in 2013 were the launch in the non-alcoholic segment of Brahma 0.0% and Skol Beats Extreme. The total expenditure on research and development of new products at the Ambev Technology Development Center in 2013 was R$9 million.

In 2014, our principal launches were “Skol Beats Senses” and the limited editions of Bohemia Bela Rosa, Caá-Yari and Japutipa.

In 2015, we launched Skol Ultra and extensions of Brahma Extra in order to address different consumption situations and strengthen the value of Skol and Brahma mother-brands. Additionally, we expanded our near beer portfolio with the launch of Skol Beats Spirit, and improved the experience of consumers at the bars with the launch of Cubo Skol, a new generation of coolers, and Skol Draft, which is already available in over 10,000 points of sales in Brazil. We have also announced an investment of R$180 million in a new technological development center in Rio de Janeiro, seeking to boost product innovation and the development of new liquids and new packages. The development center should start operating in 2017.

10.9– Other factors with material influence

As informed in item 10.4(a) "III", as from June 30, 2013, the Company started to has adopted the predecessor basis of accounting. The adoption of this practice, as well as its retroactive application, means changing the accounting practice, according to CPC 23. Thus, the effects thereof are being presented on a comparative basis as a comparison, for all periods reported. The presentation of the accounting effects for periods prior to June 17, 2013, does not change the corporate acts and facts that occurred before this date.

11.1- Projections released and assumptions

a) purpose of projection

In its annual earnings release on February 25, 2016, the Company reported its initial projections for 2016. On July 29, 2016, in its second quarter earnings release, the Company updated its projections for 2016.

Therefore, the Company expects in 2016:

  Top line in Brazil to be flat in the full year instead of mid to high single digit as previously expected;
  Cash COGS (Cost of Goods Sold) in Brazil to grow mid to high single digit in the full year instead of low to mid teens as previously expected.

There were no changes to the Company SG&A and capex guidance. The Company continues to expect:

  Brazil cash SG&A (Selling, General & Administrative) to grow low single digit in the full year;
  Capex in Brazil to decline year over year.

Note that projections are hypothetical and do not amount to promises concerning performance.

b) projection horizon and validity

The projection horizon for net revenues, cost of goods sold (excluding depreciation and amortization), selling, general and administrative expenses (excluding depreciation and amortization) and CAPEX in Brazil is the year 2016 and validity December 31, 2016.

c) assumptions made for the projection, stating which may be influenced by the issuer's management and which are beyond its control

Projections for the growth of the Company's net revenue in Brazil are based on the macroeconomic, competitive and tax scenario at the time of updating the projections on July 29, 2016, including a new scenario for the returnable glass bottles in the year and their impact on net revenue per hectoliter. External factors such as deterioration of the macroeconomic environment or changes in the competitive scenario in the country are beyond the control of the Company.

The projection in relation to cost of goods sold (excluding depreciation and amortization) in Brazil assumes the Company's ability to maintain its efficient cost control, increase in the volume of returnable glass bottles, and advance knowledge of the impact of currency fluctuations on cost of goods sold due to our hedging policy (our average currency hedge rate in 2016 was 3.24 BRL/USD against 2.31 BRL/USD in 2015).  However, the Company is unable to hedge all commodities to which it is exposed. In addition, external factors such as international commodity prices cannot be controlled and may become adverse factors for the projection in question. The Company's management may influence internal factors such as efficiency of lines and management of business.  Whereas the abovementioned external factors are beyond the Company's control.

The projection for selling, general and administrative expenses (excluding depreciation and amortization) in Brazil assumes the Company's ability to maintain its efficient control of expenses. The Company's management may influence internal factors such as efficiency and business management. Whereas external factors such as inflation, new legislation, among others, are beyond its control.

Projections for investment in Brazil depends mainly on the Company's growth strategy, but can also be affected by varying volume growth and Brazil's macroeconomic environment.

d) values of indicators projected

Net revenue in Brazil in 2015 was R$26,326.2 million and showed 8.0% growth on the previous year.

Cost of goods sold (excluding depreciation and amortization) in Brazil in 2015 was R$7,065.2 million this showing a 4.0% increase on the previous year. Selling, general and administrative expenses (excluding depreciation and amortization) in Brazil totaled R$7,031.8 million in 2015 to show an increase of 8.3% on the previous year.

Investments in fixed assets in the Brazilian operations totaled approximately R$3.1 billion in 2015.

11.2 - In the event of the issuer having disclosed projections for evolution of its indicators during the last 3 fiscal years

Due to the merger of Companhia de Bebidas das Americas (Ambev) by the Company approved at the Extraordinary General Meeting of January 2, 2014, Companhia de Bebidas das Americas (Ambev) was extinguished and succeeded in all its rights and obligations by the Company.

However, in this item, for comparison purposes, we present below data for the 2013 period for the now extinct Companhia de Bebidas das Americas (Ambev).

a) State which are being replaced by new projections included in the form and which are being repeated in the form

Growth of net revenues, cost of goods sold (excluding depreciation and amortization), selling, general and administrative expenses (excluding depreciation and amortization) and investments in Brazil projected by the Company for 2015 were also projected for 2016.

Growth of net revenues and investments in Brazil projected by Company for 2014 were also projected for 2015.

Volume growth for the beer industry, cost of goods sold per hectoliter and selling, general and administrative expenses in Brazil were projected by the Company for 2014 but were no longer projected in 2015.

Increased costs of goods sold (excluding depreciation and amortization) and selling, general and administrative expenses (excluding depreciation and amortization) in Brazil were not in the Company's projections in 2014, but were included in 2015’s.

b) for projections related to past periods, compare data projected with actual performance of indicators, clearly showing the reasons for differences in projections

2015

Growth of net revenue in Brazil in 2015 was projected in the Company's February 26, 2015 earnings release, which estimated mid-range single-digit growth for the year 2015. In its May 6, July 30 and October 30, 2015 earnings releases, the Company reaffirmed this projection.

At the end of 2015, net revenues in Brazil grew 8.0%, which was within the upper limit of our original expectation posted on February 26, 2015.

Cost of goods sold (excluding depreciation and amortization) in Brazil in 2015 was projected in the Company's earnings release of February 26, 2015, when it estimated growth between an average digit and a high digit for the year 2015. In the May 6 and July 30 earnings releases, this projection was maintained. On October 30, for our third quarter earnings release we updated the projection with estimated growth at the lower end of our original mid-range single-digit estimate. In fiscal year 2015, cost of goods sold (excluding depreciation and amortization) in Brazil increased 4.0% in the year, which was in line with our projected increase.

An increase in selling, general and administrative expenses (excluding depreciation and amortization) in Brazil in 2015 was projected in the Company's February 26, 2015 earnings release which estimated the increase would be less than inflation, which was maintained for the May 6, July 30 and October 30, 2015 earnings releases. At the end of 2015, selling, general and administrative expenses (excluding depreciation and amortization) in Brazil increased 8.3%, in line with our projection since headline inflation reached a cumulative 10.67% for the year in Brazil.

Investment in Brazil in 2015 was projected in the Company's February 26, 2015 earnings release which estimated levels similar to or lower than the R$3.1 billion that we posted in 2015. In FISCAL YEAR 2015 we invested a total of R$3.1 billion in Brazil, which was at the upper limit of our projection.

2014

Volume growth of the beer industry in Brazil in 2014 was projected in the Company's February 26, 2014 earnings release, which projected a recovery in the industry's growth. In its April 30, July 31 and October 31, 2014 earnings releases the Company reaffirmed this projection.

At the end of 2014, the beer industry returned to growth in terms of volume (+ 4.3% according to our estimates), in line with the expectation originally announced by the Company on February 26, 2014 and maintained throughout the year.

Growing net revenue in Brazil in 2014 was projected in the Company's February 26, 2014 earnings release, which estimated mid-range double-digit growth for the year 2014.  This projection was maintained in the April 30 earnings release. In our second-quarter earnings release on July 31, we updated the projection to low double-digit growth at the upper limit of our original estimate. This projection was maintained on October 31, 2014. In FISCAL YEAR 2014, net revenue in Brazil increased 10.6%, which was at the upper limit of our original expectations disclosed on February 26, 2014.

Our cost of goods sold per hectoliter in Brazil in 2014 was projected in the Company's February 26, 2014 earnings release, which estimated mid-range single digit growth in the year for a constant product mix. Subsequently, our April 30, July 31 and October 31, 2014 earnings releases maintained these estimates. At the end of 2014, cost of goods sold per hectoliter in Brazil increased 9.1% in the year. On excluding the impact of the 2014 FIFA World Cup packaging mix in 2Q14 and 3Q14, our cost of goods sold per hectoliter increased to a mid-range single-digit number, in line with our projection.

Increased in selling, general and administrative expenses in Brazil in 2014 were projected in the Company's February 26, 2014 earnings release, which estimated growth between a high single-digit and low double-digit number for the year, which was maintained our April 30, July 31 and October 31, 2014 earnings releases. In FISCAL YEAR 2014, sales, general and administrative expenses in Brazil increased 13.7%, which was slightly above our expectations due to greater depreciation, which rose 23% in the year.

Investment in Brazil in 2014 was projected in the Company's February 26, 2014 earnings release, which estimated investments of around R$2.8 billion. In its subsequent April 30, 2014, earnings release, the Company altered this projection to below the previous years R$2.8 billion investments as a result of the negative impact on volume expected after the announcement of higher taxes, and this was maintained in the Company's July 31 and October 31, 2014 earnings releases.

At the end of 2014, we invested a total of R$3.1 billion in Brazil, which was higher than our estimate, due to an acceleration of investments in direct distribution, earlier dates for the Ponta Grossa plant and certain commercial investments such as coolers and sales and marketing initiatives.

2013

Beer industry volume growth in Brazil in 2013 was projected in the February 27, 2013 earnings release for Companhia de Bebidas das Americas (Ambev) which projected beer industry growth at around the same levels as 2012 (+ 3.2%) and a challenging first quarter mainly due to the carnival holiday being earlier than the previous year and to worse weather conditions. The April 30, 2013 earnings release from Companhia de Bebidas das Americas (Ambev) altered this projection to a stable scenario for the industry or a low single-digit fall for the year 2013, and this projection was maintained in the July 31, 2013 release.

The subsequent October 31, 2013 earnings release from Companhia de Bebidas das Americas (Ambev) stated that the expectation was that the industry's growth rate would remain closer to the lower limit of the abovementioned range. These alterations were made mainly due to the beer industry's performance in Brazil in the first and third quarters, which were more challenging than expected, and due to the outlook for the remainder of the year.

At the end of 2013, beer industry volume was down 3.5% according to our estimates, in line with the latest expectations posted by Companhia de Bebidas das Americas (Ambev) on October 31, 2013.

Growth of net sales per hectoliter in Brazil in 2013 was projected in the February 27, 2013 earnings release from Companhia de Bebidas das Americas (Ambev), which estimated high single-digit growth for the year 2013. Subsequently, the April 30, July 31 and October 31, 2013 releases reaffirmed this projection. In FISCAL YEAR 2013, net revenues per hectoliter grew 9.1% in line with the expected high single-digit number.

Cost of goods sold per hectoliter in Brazil in 2013 was projected in the February 27, 2013 earnings release from Companhia de Bebidas das Americas (Ambev) which estimated a mid-range double-digit increase for the year. RefrigeNanc's cost of goods sold per hectoliter was projected to increase from 17% to 19%. Subsequently, the April 30, July 31 and October 31, 2013 earnings maintained these numbers. At the end of 2013, cost of goods sold per hectoliter in Brazil increased 12.0% in the year, which was within the expected interval from a high single-digit to a low double-digit number. However, RefrigeNanc's cost of goods sold per hectoliter increased 14.6%, which was less than the expected 17% to 19% increase, due mainly to better dilution of fixed costs and product mix.

The increased selling, general and administrative expenses (excluding depreciation and amortization) in Brazil in 2013 was projected in the April 30, 2013 earnings release from of Companhia de Bebidas das Americas (Ambev), which estimated growth below inflation for the year, which was maintained in the July 31 and October 31, 2013 earnings releases. In FISCAL YEAR 2013, selling, general and administrative expenses (excluding depreciation and amortization) in Brazil increased 8.2%, which was above our expectation of "below inflation", due mainly to higher distribution expenses related to the increased weighting of direct distribution in our total distribution.

Investment in Brazil in 2013 was projected in the February 27, 2013 earnings release from Companhia de Bebidas das Americas (Ambev) which estimated investments of around R$3.0 billion in the country. In the April 30, July 31 and October 31, 2013 earnings releases, this projection was reaffirmed. At the end of 2013, we invested a total of R$2.8 billion in Brazil, according to the estimate.

c) in relation to projections for currently ongoing periods, state whether they remain valid on the date of submitting this Form; if not explain why they were dropped or replaced.

The projections for 2016 remain valid as described in the above items.

12.1- Description of management structure

a) responsibilities of each body and committee, stating whether they have their own internal regulations

The Company is managed by a board of directors and an executive board.

The board of directors consists of at least three and not more than 15 members (plus two to 15 alternates, who may not be specifically attached to a full member), and at least two members of the board must be independent members under Article 15, paragraph 4, of the Company's by-laws. The board also has two co-chairpersons with the same prerogatives and duties, who are elected by a majority vote of its members.

The Company's executive board consists of at least two and not more than 15 members. Directors and officers are elected for three-year terms of office and may be reelected.

The by-laws enable the board of directors to set up advisory committees, consisting of a majority of members of the board of directors, to analyze and discuss matters defined as within their competence, and to formulate of proposals and recommendations for resolution by the board of directors.

The Company's board of directors has two advisory committees, an Operations, Finance and Compensation Committee consisting of five members, which is the main link between policies and decisions made by the board of directors and the Company's management, and an Compliance Antitrust and Related Parties Committee consisting of four members to advise the board of directors on specific matters.

The Company's fiscal council is a standing body that will consist of at least three and not more than five members (and the same number of alternates) whose terms of office run until the first annual general meeting to be held after their election and they may be reelected.

Board of Directors

Under the by-laws and without prejudice to other legally attributed powers, the board of directors:

(a)       sets the general course of the Company's business, approving guidelines, company policies and basic objectives for all the main segments of business in which the Company operates;

(b)       approves annual operating budgets for the Company's investments;

(c)       approves the Company's strategic three-year plan ;

(d)       elects and removes the Company's directors and officers and determines their attributions;

(e)       supervises the activities of directors, at any time examine the Company's books and documents and request information in any agreements entered into or due to be entered into by the Company;

(f)        from the overall amount of compensation decided by the general meeting, attribute monthly fees for each of the members of the Company's management ;

(g)       define the general criteria for compensation and benefit policy (fringe benefits, profit and/or revenue sharing programs) for the Company's management and senior employees (those holding equivalent management positions);

(h)        designate the Company's independent auditors;

(i)        resolve on issues of shares and warrants within the limit of the Company's authorized capital ;

(j)         previously state their opinion of management's report, the executive board's accounts and financial statements for the year and examine monthly interim balances;

(k)       submit a proposal to the General Meeting as to allocation of the period's net income ;

(l)        convene an annual general meeting and, where considered appropriate, the extraordinary general meeting;

(m)     approve any business arrangements or agreements between the Company and/or any of its subsidiaries (except wholly controlled subsidiaries ), its directors and/or shareholders (including direct or indirect partners of the Company's shareholders), without prejudice to the provisions in item "q" below;

(n)       approve the  Company's creation, subscription, acquisition, assignment, transfer, encumbrance and/or disposal under any title or in any form, for any amount, of shares, ownership interests and/or any securities issued by any company controlled by the Company or associated with the Company, except in cases of transactions involving only the Company and companies wholly controlled by it, or debt transactions, and in the latter case the provisions of paragraph "o" below shall be applicable;

(o)       approve the Company's debt transactions for amounts exceeding 10% of shareholders' equity as stated in the Company's latest audited balance sheet, this amount to be applied for a single transaction or a series of related transactions;

(p)       approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or any of its subsidiaries, except in cases of licensing marks for use on gifts, promotional materials or publicity in events for periods of less than 3 years;

(q)       approve lending and provisions of guarantees of any kind by the Company in amounts exceeding 1% of shareholders' equity as stated in the Company's latest audited balance sheet, for any third party unless for the Company's subsidiaries;

(r)       approve the Company's entering into long-term contracts (for more than one year duration) involving an amount exceeding 5% of shareholders' equity as stated in the Company's latest audited balance sheet, this amount to be applied for a single transaction or a series of related transactions;

(s)        decide on the Company's holdings in other companies, or other undertakings, including consortiums or unincorporated joint ventures;

(t)        decide on suspension of Company activities, except in cases of stoppages for maintenance of its equipment;

(u)       authorize the acquisition of Company shares to be held in treasury for subsequent cancellation or disposal, or the cancellation or subsequent sale of these shares subject to applicable laws;

(v)       decide on the issue of promissory notes for public distribution pursuant to CVM Instruction 134;

(w)      decide, within the limits of authorized capital, on the issue of convertible debentures, specifying the limit of capital increase resulting from conversion of debentures, number of shares, and types and classes of shares that may be issued, under article 59, paragraph 2 of Law 6404/76;

(x)       authorize the disposal of fixed assets, except those referred to in item "n" above, and providing security interest worth more 1% of the Company's shareholders' equity as stated in its latest audited balance, this amount to be applied for a single transaction or a series of related transactions;

(y)       exercise other legal attributions conferred on it by the general meeting or under by-laws; and

(z)       to resolve any omissions from by-laws and exercise other attributions that the law or its by-laws do not attribute to another Company body.

The board of directors may, based on a plan approved by the general meeting, grant stock options to members of management, employees or individuals providing services to the Company or companies under its control.

Under its by-laws, the board of directors may decide to have balance sheets compiled at half-year or shorter intervals and approve distribution of dividends and/or interest on shareholders' equity based on the profits posted in said balance sheet, subject to the provisions of Article 204 of Law No. 6404/76, and may also resolve to distribute interim dividends and/or interest on shareholders' equity using retained earnings or profit reserves in the latest annual balance sheet.

Executive Board

The executive board is the Company's representative body and is responsible for all business management acts and measures.

For Company's executive board members' specific attributions, see item 12.1 (d) below.

Operations, Finance and Compensation Committee

As stated in its internal regulations, the purpose of the Company's Operations, Finance and Compensation Committee is to advise the board of directors on the following matters:

(a)       monitoring the Company's three-year plan ;

(b)       issuing its opinion on decisions taken by the board of directors on compensation policy for Company directors and high-performance employees, including their individual compensation packages in order to ensure alignment of interests between shareholders and beneficiaries of compensation packages, and ensure the latter have adequate compensation and incentives to achieve exceptional performance;

(c)       monitoring the evolution of the Company's actuarial liabilities and investments in pension plans;

(d)       issuing its opinion on any technical feasibility study prepared by the board in relation to the expectation of generating future taxable income discounted to present value that will enable the realization of deferred tax assets;

(e)       monitoring investor relations strategy and the evolution of the Company's ratings placed by risk rating agencies;

(f)        monitoring the evaluation of board members, key executives and talents and their respective succession plans;

(g)       issuing its opinion on the Company's annual investment planning (Capex) ;

(h)       issuing its opinion on the board's proposals in relation to opportunities for corporate restructuring, mergers, acquisitions, spin-offs, consolidations or disposals of equity interests involving the Company;

(i)        monitoring the Company's capital structure and cash flow and issuing its opinion on strategy for remunerating the Company's shareholders; and

(j)        verifying compliance with the Company's financial risk management policy.

Compliance Antitrust and Related Parties Committee

As stated in its internal regulations, the role of the Compliance Antitrust and Related Parties Committee is to advise the Board of Directors on the following matters:

(a)       situations of conflict of interest in general, between the Company and related parties;

(b)        the Company's compliance with legal, regulatory and statutory provisions relating to related party transactions;

(c)        the Company's compliance with legal, regulatory and statutory provisions relating to competitive behavior; and

(d)       other matters that the board judges relevant and in the Company's interests.

The meeting held on June 26, 2015 altered its name from "Compliance Committee" to "Compliance Antitrust and Related Parties Committee".

Fiscal Council

Under the law, the Company's by-laws and its internal regulations, the Fiscal Council shall:

(a)        through any of its members, supervise management's actions and verify compliance with their legal and statutory duties;

(b)       issue its opinion on management's annual report, including any supplementary information it judges necessary or useful for the general meeting's deliberation;

(c)        issue its opinion on proposals from management bodies to be submitted to a general meeting relating to alterations in share capital, debenture issues or subscription warrants, investment plans or capital budgets, dividend distributions, transformation, consolidation, merger or spin-off;

(d)        any of its members may report errors, frauds or crimes found to management bodies and, if the latter fail to take the necessary measures to protect the Company's interests, report them to the general meeting, and suggest useful measures for the Company;

(e)        call an annual general meeting if the management bodies delay doing so for more than one month, or call an extraordinary general meeting whenever there are serious or urgent reasons for doing so, and having any matters they believe necessary placed on the meeting's agenda;

(f)         on a quarterly basis or more often, analyze the balance sheet and other financial statements periodically prepared by the Company;

(g)       examine each fiscal year's financial statements and  issue their opinion on them;

(h)       exercise the above duties during liquidation, in view of the special provisions regulating the latter;

(i)         in its internal regulations determine procedures for receiving, registering and treatment to be given to complaints received regarding accounting, internal accounting controls and related matters to the Company's auditors, as well as any other communication received on such matters;

(j)        attend meetings of the board of directors that deliberate on matters on which it should state its opinion;

(k)       attend or at least be represented by one of its members at general meetings that decide on matters on which it should state its opinion, and respond to requests for information made by the Company's shareholders;

(l)         whenever so requested by shareholders or group of shareholders representing at least 5% of the Company's capital, provide information exclusively on matters within its competence;

(m)      ask the company's management to provide clarification or information related to its supervisory function or preparation of special financial or accounting statements;

(n)       make annual recommendations to the Company's board of directors on proposals to engage independent auditors, including the annual audit plan and other pertinent issues;

(o)       verify certain matters stipulated in its internal regulations together with the Company's independent auditors ;

(p)       receive, register, process and examine any complaints that may be received in relation to accounting, internal accounting controls or subjects related to the Company's audit, as well as anonymous tips or reports related to accounting fraud made by employees or third parties ; and

(q)       resolve on the Fiscal Council's internal regulations.

Additionally, to the extent it is allowed to do so by Brazilian legislation, the Company's Fiscal Council undertakes the role of an audit committee for the purposes of the 2002 Sarbanes-Oxley Act. The Fiscal Council's internal regulations state that at least one of its members must meet Sarbanes-Oxley requirements for the purposes of eligibility as the Fiscal Council (audit committee) financial expert. Therefore the membership of the Fiscal Council includes a "financial expert" as required by the Sarbanes-Oxley Act, namely, Mr. José Ronaldo Vilela Rezende, who has extensive experience as a finance professional, and is "independent "as defined by the Sarbanes-Oxley Act's Rule 10A-3 (c).

b) dates when the Fiscal Council took office, unless it is permanent, and committees

The Company's Fiscal Council took office at the Annual General Meeting held on April 29, 2016 with a term of office until the ordinary general meeting that decides on the financial statements for the fiscal year ended December 31, 2016.

The Operations, Finance and Compensation committee and the Compliance Antitrust and Related Parties Committee were set up by a board of directors resolution at a meeting held on July 31, 2013 with a term of office until the ordinary general meeting that decides on the financial statements for the fiscal year ended December 31, 2015.

c) mechanisms for evaluating the performance of each body or committee and its members, identifying the method used

Members of the Board of Directors and Executive Board are objectively evaluated every six months or annually based on targets related to the Company's performance and this evaluation is used to ascertain their right to flexible compensation. Mechanisms used to evaluate the performance of members of the Board of Directors and Executive Board in relation to the Company's flexible compensation system are described in section 13.1.(d) hereof.

Additionally, board members' competencies are evaluated annually by their peers and subordinates and by self-assessment (360º evaluation).

d) in relation to board members, their individual attributions and powers

The General Manager shall:

(a)       submit annual plans and budgets, investment plans and new expansion programs for approval by the board and implement them as approved;

(b)       formulate the Company's strategies and operational guidelines, and determine criteria for the implementation of  resolutions of the general meeting and  board of directors, with the participation of the other officers;

(c)        supervise all the Company's activities, affording   guidance as appropriate for its corporate purpose;

(d)       coordinate and supervise the  executive board's activities ; e

(e)       exercise any other attributions  assigned by the board of directors.

The Chief Sales Officer shall:

(a)       develop the Company's strategic sales planning;

(b)       be responsible for managing the sales team and developing and deploying a model for acting  in this activity; and

(c)       exercise any other attributions assigned by the board of directors.

The Chief People and Management Officer shall:

(a)       manage and administer the Company's human resources; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Logistics Officer shall:

(a)       determine, manage and be responsible for  the Company's pre- and post-production distribution logistics strategy; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Marketing Officer shall:

(a)       be responsible for  directing , planning and controlling  the Company's marketing activity; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Industrial Officer shall:

(a)       manage Company branches, warehouses, factories and other business units related to industrial production; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Soft-Drinks Officer shall:

(a)       coordinate and supervise the non-alcoholic  and non-carbonated beverages sector, and determine its planning ; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Financial and Investor Relations Officer shall:

(a)       manage and be responsible for controlling the Company's budget ;

(b)       provide financial and management information;

(c)       be responsible for  control of cash flow and the Company's investments;

(d)       provide all and any information required to investors, the Brazilian Securities Commission and BM&FBOVESPA S.A.  – Bolsa de Valores, Mercadorias e Futuros;

(e)        maintain  the  Company's publicly listed registration; and

(f)        exercise any other attributions assigned by the board of directors.

The Chief Legal Officer shall:

(a)       determine , manage and coordinate  legal strategy adopted by the Company and supervise its judicial and administrative proceedings;

(b)        be responsible for  the Company's corporate acts; and

(c)       exercise any other attributions assigned by the board of directors.

The Chief Corporate Relations Officer shall:

(a)        be responsible for the Company's external communication and  for its corporate and governmental  relations; and

(b)       exercise any other attributions assigned by the board of directors.

The Chief Information Technology and Shared Services Officer shall:

(a)       be responsible for  directing, planning and controlling the Company's information technology department  and its shared services center; and

(b)       exercise any other attributions assigned by the board of directors.

The Company's directors and officers shall exercise attributions assigned to them by the board of directors, which may decide specific titles for their positions.

The General Manager and other officers, of whom two acting together in all cases, have powers to represent the Company for documents that involve commercial, banking, financial or equity liability for the Company, such as contracts in general, check endorsements, notes promissory notes, bills of exchange, trade bills and any credit securities in general, admission of debt, providing guarantees and sureties, credit facility agreements, measures taken by affiliates, powers of attorney ad negotia and ad judicia,  or any other acts involving liability for the Company or discharging obligations to third-parties or to the Company itself.

The Company's representation for the abovementioned documents may be delegated and they may be signed by an attorney together with a director or by two attorneys jointly, provided that the latter`s powers of attorney are signed by two officers.

The Company shall be represented by any of the directors or a duly authorized attorney in cases of receiving services of processes or notifications or providing personal testimony.

12.2- General meetings - rules, policies and practices

a) advance notice

Under Law 6404/76, advance notice of general meetings must be given at least 15 days before the meeting is called to order for the first time and 8 days before it is called for the second time.

The Brazilian  Securities Commission may, at its sole discretion, by reasoned decision of its collective membership, at the request of any shareholder, and having heard the Company`s submission: (i) extend for up to 30 days, as of the date on which documents relating to matters to be resolved are to be disclosed to shareholders, on giving notice of publishing the first announcement calling a general meeting of a publicly listed company if the purpose of said general meeting is to deliberate on matters that, due to their complexity, require more time to be understood and analyzed by shareholders; and (ii) suspend for up to 15 days the course of advance notice for an extraordinary general meeting of a publicly listed company in order to study and analyze proposals to be submitted to the meeting and if necessary inform the Company before the end of the period of suspension as to the reasons it believes the deliberation proposed for the meeting will violate legal or regulatory provisions.

b) powers

General meetings of the Company's shareholders have powers to decide all business matters relating to the Company's charter purpose and take any measures deemed necessary for its protection and development.

The Company's shareholders general meetings, in accordance with by-laws and Law 6404/76, have exclusive powers to:

•           amend by-laws or even alter the company`s charter purpose;

•           elect or remove members of the board of directors or fiscal council at any time,;

•           examine management's annual accounts and discuss and vote each reporting period's financial statements;

•           suspend the exercise of shareholder rights;

•           resolve on the valuation of assets that shareholders contribute to share capital;

•           authorize issues of shares;

•           resolve on conversion, consolidation, merger and de-mergers, dissolution or liquidation of the Company and termination of its state of liquidation, and elect and remove liquidators and judge their accounts;

•           authorize management to file for bankruptcy and apply for court- supervised or extrajudicial reorganization;

•           alter preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or create a more favored class;

•           issue preferred shares or add to existing class of preferred shares without retaining proportion to other classes of preferred shares;

•           reduce mandatory dividend payouts;

•           participate in groups of companies;

•           set overall compensation for directors and officers  and fiscal council members;

•           attribute bonus shares and decide on any splits;

•           decide on allocation of net income, either distributing it to shareholders or adding to the share capital (beyond the limit of authorized capital); and

•           decide on stock option programs or share subscription plans for directors and officers, employees or individuals providing services to the Company, as well as managers, employees or providers of service in companies controlled by the Company.

c) physical or electronic addresses at which documents concerning general meetings will be available for shareholders to analyze

Electronic addresses: www.ambev.com.br/investidores; http://www.cvm.gov.br; http://www.bmfbovespa.com.br.

Mail address: Rua Dr. Renato Paes de Barros, 1.017, 3º andar, CEP 04530-001, São Paulo, State of São Paulo.

d) identification and management of conflicts of interest

Law 6404/76 precludes shareholders voting in general meeting deliberations involving valuations of assets that contribute to share capital or approval of their accounts as directors or officers, or any other matter that may benefit them in particular, or that involves a conflict of interests with those of the Company. Additionally Article 19, paragraph 3 of the Company's bylaws states that "members of the board of director must not have access to information, or participate in board meetings, related to matters in which they have or represent interests conflicting with the Company's."

Any decision made as a result of shareholders voting that have a conflict of interest with the Company may be annulled; said shareholder shall be liable for damages and obliged to transfer any benefits they have obtained to the Company.

e) management’s request of proxies for exercise of voting rights

The Company has no rules, policies or practices for management's request of proxies for the exercise of voting rights at general meetings.

f) formal requirements for acceptance of shareholders’ proxies, stating whether the Company requires or waives authentication of their signatures, notarization, consularization and certified or sworn translations and whether the Company accepts proxies granted by shareholders using electronic media

Under Law No. 6404/76, shareholders may be represented at general meetings by a proxy designated within the previous year who must be a shareholder, company officer or attorney. For publicly listed companies, as is the case of the Company, a proxy may also be a financial institution or investment fund administrator representing fund shareholders.

To take part in general meetings, a shareholder represented by a proxy must have a power of attorney duly registered as per Article 126 of Law 6404/76 to be deposited at the Company's head office for the attention of the Investor Relations Department prior to the date set for a general meeting. Proxies or their legal representative must bear documents proving their identity to attend a general meeting.

The CVM Board meeting held on November 4, 2014 (CVM Case RJ2014/3578) ruled that corporate shareholders may be represented at shareholders' meetings through their legal representatives or duly appointed representatives in accordance with the company's articles of incorporation and Civil Code rules.

The Company requires authentication of signatures, notarization, consularization and certified or sworn translations of shareholders’ proxies. The Company does not accept electronically issued shareholders' proxies.

g) formal requirements for acceptance of remote votes when sent directly to the company, stating whether the issuer requires or waives authentication of signatures, notarization and consularization

Item not applicable, since CVM Instruction 570/15, postponed the applicability of CVM Instruction 561/15 until January 1, 2017 for companies that as of April 9, 2015 (the date on which CVM Instruction 561/15 was published) were listed on at least one of the IBrX-100 or Ibovespa indices, as is the Company's case.

h) whether the company has an electronic system for receiving remote voting or for remote participation

Item not applicable, since CVM Instruction 570/15 postponed the applicability of CVM Instruction 561/15 until January 1, 2017 for companies that as of April 9, 2015 (the date on which CVM Instruction 561/15 was published) were listed on at least one of the IBrX-100 or Ibovespa indices, as is the Company's case.

i) instructions for a shareholder or for groups of shareholders to include resolutions to be moved, slates or candidates for membership of the board of directors and fiscal council on the remote voting form

Item not applicable, since CVM Instruction 570/15 postponed the applicability of CVM Instruction 561/15 until January 1, 2017 for companies that as of April 9, 2015 (the date on which CVM Instruction 561/15 was published) were listed on at least one of the IBrX-100 or Ibovespa indices, as is the Company's case.

j) whether the Company offers internet forums or pages to receive and share shareholders' comments on agendas for meetings

The Company does not have internet forums or pages to receive or share shareholders' comments on agendas for meetings.

k) other information required for remote participation exercise of voting rights

The Company does not broadcast live video and/or audio of meetings.

12.3- Rules, policies and practices relating to the Board of Directors

a) number of meetings held in the last year, distinguishing between ordinary and extraordinary meetings

In 2015, 17 meetings of the Board of Directors were held, of which 8 ordinary and 9 extraordinary.

In general, the board of directors holds ordinary meetings at least quarterly and extraordinary meetings whenever necessary. Meetings of the board of directors are convened at least 24 hours in advance by any of its co-chairpersons or a majority of its members by letter, telegram, e-mail or personally.

b) provisions in the shareholders' agreement that place restrictions or conditions on the exercise of voting rights by board members, if there are any such provisions

AmBrew S.A, InterBrew International B.V and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência entered into a shareholders’ agreement regulating the exercise of voting rights arising from ownership of the Company's shares and the exercise by the Company of voting rights arising from the ownership of shares or ownership interests (quotas) representing the capital of its subsidiaries, among other matters. The abovementioned Company's shareholders' agreement was signed on April 16, 2013 and came into effect on July 30, 2013, the date on which the stock swap merger was approved, and it shall remain in effect until July 1, 2019.

Although each common share issued by the Company grants shareholders the right to vote in elections of the Company's Board of Directors, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência,  AmBrew S.A. and InterBrew International B.V. will have the prerogative of electing the majority of the Company's board members.

Under the Company's shareholders' agreement, each of the parts – Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. - shall have representation on the boards of directors of the Company and its subsidiaries and in addition to members and alternates will have the right to designate up to two observers each to attend meetings of the Company's board of directors without voting rights. The boards of directors of the Company and its subsidiaries shall consist of at least three and no more than 15 members and the same number of alternates, elected for three-year terms of office and who may be re-elected.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência will have the right to designate four board members and their respective alternates to the boards of directors of the Company and its subsidiaries, provided that it continues to hold at least 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). Under the Company's shareholders' agreement, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall not designate more than four directors even if its holding of the Company's capital increases in relation to the minimum of 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). AmBrew S.A. and Interbrew International B.V. may designate members and alternates to the board of directors of the Company and its subsidiaries in a proportion to the number of members designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência. The abovementioned proportion is based on the ratio between the Company's voting capital held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and that held by AmBrew S.A. and InterBrew International B.V.

The shareholders' agreement states that the Company will have two co-chairpersons of the board of directors with the same rights and duties, one to be designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the other jointly designated by AmBrew S.A. and InterBrew International B.V. In event of a tied vote, neither of the co-chairpersons will have a casting vote on matters submitted to the Company's board of directors.

Each party to the agreement in question may remove a director they have appointed to a board of directors of the Company or its subsidiaries, and also have the right to appoint their replacement or another alternate if the originally appointed alternate is confirmed for the vacant position.

The Company's shareholders' agreement also states that shareholders may by consensus decide to set up committees within the Company's board of directors for the purpose of analyzing specific matters requiring specific technical knowledge.

On matters submitted to a vote of the shareholders or their representatives on the board of directors of the Company or its subsidiaries, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V. shall endeavor to (i) to reach a consensus on the exercise of their voting rights in the Company and its subsidiaries, and (ii) agree as to how to instruct their representatives to vote matters on the agenda. The Company's shareholders' agreement provides that the parties must hold a preliminary meeting before any general meeting or meeting of the board of directors of the Company or its subsidiaries in order to discuss and determine a consensus position to be taken by the parties at said board meetings or general meetings.

If the parties fail to reach a consensus on a particular matter, the position to be adopted by all parties to the agreement will be determined by the shareholder or group of shareholders holding the largest number of voting shares, which is currently the group consisting of AmBrew S.A. and InterBrew International B.V. This rule does not apply in cases of (i) election of members of the board of directors, which must comply with the abovementioned specific election rules, and (ii) voting on matters requiring the unanimous approval of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A and InterBrew International B.V. The following matters require unanimous approval:

•           any alteration to the by-laws of the Company and/or any of its subsidiaries that affects: (i) its charter purposes, (ii) the duration, and/or (iii) composition, powers and duties of management bodies;

•           approval of the annual investment budget of the Company and/or any of its subsidiaries if the amount to be invested exceeds 8.7% of the Company's estimated net sales revenue for the same fiscal year;

•           appointment, removal or replacement of the Company's General Manager;

•           approval of, or amendment to, the compensation policy for the Board of Directors and management of the Company and its subsidiaries;

•           approval of stock option plans for directors and employees of the Company and/or its subsidiaries;

•           alteration of statutory dividend policy of the Company and/or its subsidiaries;

•           capital increases of the Company and/or any of its subsidiaries with or without rights of first refusal of subscriptions, creation of a new class of shares or changes in character of existing shares, capital decrease, debenture issues, convertible to shares or not, subscription warrants and creation of beneficiary parties by the Company and/or any of its subsidiaries except when such legal business matters are transacted  between the Company and its subsidiaries or between its subsidiaries;

•           mergers, spin-offs, transformations, consolidations, acquisitions and divestitures involving the Company and/or any of its subsidiaries, in the latter case (i) when it involves a company that is not directly or indirectly controlled by the Company and (ii) provided that it leads to a reduction in the average dividend paid out by the Company in the immediately previous 5 years, adjusted by the IGP-M variation calculated by Fundação Getúlio Vargas as of the date of each payout;

•           creation, acquisition, assignment, transfer, encumbrances and/or disposal under any title or form of shares and/or any securities issued by any of the subsidiaries, except those in favor of the Company and/or another subsidiary;

•           a debt transaction that leads to a debt/equity ratio of more than 1.5 being entered into by the Company and/or any of the subsidiaries;

•           execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or its subsidiaries;

•           loans and guarantees of any kind made or provided by the Company and/or any of its subsidiaries for more than 1% of the Company's shareholders’ equity recognized in the most recent audited balance sheet, to any third party, except: (i) employees of the Company and its subsidiaries; (ii) the subsidiaries themselves;

•           election of members of the Company's board of directors committees;

•           cancellation of registration of the Company and/or any of its subsidiaries as publicly traded companies;

•           application for bankruptcy or bankruptcy by the Company and/or any of its subsidiaries;

•           liquidation or dissolution of the Company and/or any of its subsidiaries; or

•           engaging external auditors for the Company and/or its subsidiaries.

The Company's shareholders' agreement stipulates that if the parties fail to reach a consensus in a preliminary meeting on any of the abovementioned matters, they will exercise their voting rights in order to avoid approval of said matter. The Company's shareholders' agreement also provides that any votes cast by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. or InterBrew International B.V., or any of the board members appointed by each one of them, that is in breach of shareholders' agreement shall be null, void and ineffective.

AmBrew S.A and InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência ("Parties") and the Company, the latter acting as intervening party, entered into a shareholders' agreement on April 16, 2013, which will come into effect as of July 2, 2019 ("New Shareholders' Agreement"), subject to the fulfillment of certain conditions. The effectiveness of the New Shareholders' Agreement was subject to the approval of the stock swap merger that took place on July 30, 2013, as mentioned in item 10.3 above, and is subject to the ownership by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência of a minimum number of Company shares on the date of entering into the New Shareholders' Agreement.

Among other matters, the New Shareholders' Agreement regulates the exercise of voting rights arising from ownership of shares and the exercise by the Company of voting rights arising from ownership of shares or ownership interest (quotas) representing the capital of its subsidiaries. The principal terms of the New Shareholders' Agreement are described below.

The New Shareholders' Agreement states that the Company's management shall consist of a board of directors and an executive board. The Company's board of directors will no longer have two co-chairpersons.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two members and their alternates to the Company's board of directors, provided that it maintains its ownership of at least 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). One of the members of the board designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to attend as an observer the meetings of the Company's Operations, Finance and Compensation Committee and its Compliance Antitrust and Related Parties Committee, as well as those of any other committee that may be set up by the board. In addition, the Parties to the New Shareholders’ Agreement promise to make their best efforts to enable said observer to attend meetings of the Fiscal Council. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove directors it appointed to the Company's board of directors and shall also be entitled to appoint replacements or new alternates if the originally appointed alternate is confirmed for the position thus vacated.

The New Shareholders’ Agreement further states that the Company's Board of Directors may set up committees. The Company's Operations, Finance and Compensation Committee and Compliance Antitrust and Related Parties Committee were set up at a meeting of the Company's Board of Directors held immediately after concluding the stock swap merge on July 31, 2013.

The abovementioned rules relating to the Company's management, to be stipulated in the New Shareholders' Agreement, do not apply to the management bodies of the Company's subsidiaries.

The Company's New Shareholders' Agreement states that the Parties shall hold a preliminary meeting before any general meeting or meeting of the Company's board of directors or its subsidiaries to discuss and determine a consensus position to be taken by the Parties at said general meetings or meetings.

If the parties fail to reach consensus on a matter in particular, the decision to be adopted by all parties to the New Shareholders' Agreement will be determined by the shareholder holding the largest number of voting shares. This rule does not apply in case of deliberation on the following matters listed below: (i) election of members of the board of directors or member of any committee set up by the board of directors, which must comply with the above-mentioned specific election rules; (ii) votes on the following matters that require unanimous approval of the Parties (a) any amendment to bylaws of the Company and/or any of its subsidiaries to alter: (a.1) its business purpose and cease its production, marketing and distribution of beverages; (a.2)  the disposal of each fiscal year's net income pursuant to the Company's by-laws and corresponding provisions in the by-laws of its subsidiaries that are sponsors of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (a.3) the minimum mandatory dividend of 40% of the Company's net income; (a.4) any other provisions that alters the rights of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência under the New Shareholders' Agreement; (a.5) the Company's conversion into a different type of legal entity.

The New Shareholders' Agreement shall be effective as of July 2, 2019, subject to the abovementioned conditions and shall remain in force for the period in which Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência continues to hold at least 1,501,432,405 shares in the Company's capital (this number to be adjusted for bonuses, splits and reverse splits). Fundação Antonio e Helena Zerrenner National Institution of Philanthropic may cancel the New Shareholders’ Agreement at any time.

c) rules for identifying and managing conflicts of interest

Under Law 6404/76 a person must not be elected as a director of the Company, unless waived by a general meeting, if they have interests conflicting with the Company's or hold positions in companies that may be considered competitors in the market, in particular, positions on their advisory boards, management bodies or fiscal councils/audit committees.

Law 6404/76 also bars directors or officers from intervening in any corporate transaction in which they have interests conflicting with the Company's interest, or in any deliberation in this respect made by the other directors; in these cases, those affected must notify their impediment and   the nature and extent of their interest must be recorded in the minutes of meeting of the board of directors or executive board. However, directors or officers and the Company may reach agreements on reasonable and fair terms similar to those prevailing in the market or terms that the Company would agree to with third parties.

In relation specifically to directors or officers who are also shareholders of the Company and as per item 12.2 (d) above, Law 6404/76 states that a shareholder may not vote in general meetings concerning valuations of assets to be added to capital stock or approval of their accounts as directors or officers, or any other deliberations that may benefit them in a particular way, or that involve conflict of interests with the Company.

Any decision made as a result of votes by shareholders that have a conflict of interest with the Company may be annulled; such a shareholder shall be held liable for damages and be obliged to transfer any benefits obtained to the Company.

12.4 - Description of arbitration clause

Not applicable, since the Company's by-laws do not stipulate commitment to arbitration to settle any disputes between shareholders or between shareholders and the Company.

12.5 - Composition and professional experience of management, fiscal council and statutory audit committee members

Name Date of birth Management body Date elected Term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office	Elected by controlling shareholder
Other issuer positions or duties
Whether the member shown is an independent member, and if so, the criterion used by issuer to determine independence Number of consecutive terms of office.

Bernardo Pinto Paiva	September 19, 1968	Executive board	September 25, 2014	January 1, 2018
927.838.997-87	Engineer	General Manager	January 1, 2015	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Ricardo Rittes de Oliveira Silva	January 24, 1975	Executive board	May 11, 2016	May 11, 2019
256.612.158-35	Engineer	Chief Financial and Investor Relations officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office in this position. Previously (from July 31, 2013) Chief Information Technology and Shared Services Officer
Pedro de Abreu Mariani	October 29, 1966	Executive board	May 11, 2016	May 11, 2019
929.007.207-53	Attorney	Legal and Corporate Relations officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Ricardo Morais Pereira de Melo	December 1, 1971	Executive board	May 11, 2016	May 11, 2019
765.157.884-87	Civil engineer	Sales Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Fernando Dias Soares	April 29, 1979	Executive board	May 11, 2016	May 11, 2019
280.100.878-82	Administrator	Soft Drinks Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Flávio Barros Torres	February 11, 1969	Executive board	May 11, 2016	May 11, 2019
761.926.526-00	Mechanical engineer	Industrial Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Cassiano De Stefano	December 07, 1974	Executive board	May 11, 2016	May 11, 2019
280.212.138-33	Civil engineer	Logistics Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Fabio Vieira Kapitanovas	July 29, 1977	Executive board	May 11, 2016	May 11, 2019
291.079.138-69	engineer	People and Management Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Paula Noqueira Lindenberg	September 20, 1975	Executive board	May 11, 2016	May 11, 2019
267.121.178-36	Administrator	Marketing Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Gustavo Pimenta Garcia	October 19, 1967	Executive board	May 11, 2016	May 11, 2019
942.769.437-87	Administrator	Chief Information Technology and Shared Services	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Rodrigo Figueiredo de Souza December 09, 1975		Executive board	May 11, 2016	May 11, 2019
200.176.968-79 Engineer		Supplies Officer	May 11, 2016	Yes
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Victorio Carlos de Marchi	November 13, 1938	Board of Directors	January 2, 2014	Until the 2017 AGM
008.600.938-91	Attorney	Co-chairman	January 2, 2014	Yes
Chairman of the Operations, Finance and Compensation Committee and the Compliance Antitrust and Related Parties Committee
Director elected by controlling shareholder
2nd term of office.
Carlos Alves de Brito	May 08, 1960	Board of Directors	January 2, 2014	Until the 2017 AGM
595.438.507-63	Engineer	Co-chairman	January 2, 2014	Yes
Not applicable, since the only position held in the Company is that of co-chairman of the board of directors
Director elected by controlling shareholder
2nd term of office.
Marcel Herrmann Telles	February 23, 1950	Board of Directors	January 2, 2014	Until the 2017 AGM
235.839.087-91	Economist	Full member	January 2, 2014	Yes
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
2nd term of office.
José Heitor Attilio Gracioso	November 20, 1931	Board of Directors	January 2, 2014	Until the 2017 AGM
006.716.908-25	Attorney	Full member	January 2, 2014	Yes
Member of the Compliance Antitrust and Related Parties Committee
Director elected by controlling shareholder
2nd term of office.
João Mauricio Giffoni de Castro Neves March 31, 1967 918.361.077-49 Engineer		Board of Directors Alternate member	September 25, 2014	Until the 2017 AGM Yes
Not applicable, since the only position held in the Company is that of member of the board of directors			January 1, 2015	Yes
Director elected by controlling shareholder
1st term of office.
Vicente Falconi Campos	September 30, 1940	Board of Directors	January 2, 2014	Until the 2017 AGM
000.232.216-15	Engineer	Full member	January 2, 2014	Yes
Not applicable, since the only position held in the Company is that of member of the board of directors
Director elected by controlling shareholder
2nd term of office.
Luis Felipe Pedreira Dutra Leite	August 3, 1965	Board of Directors	January 2, 2014	Until the 2017 AGM
824.236.447-87	Economist	Full member	January 2, 2014	Yes
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
2nd term of office.
Roberto Moses Thompson Motta	November 06, 1957	Board of Directors	January 2, 2014	Until the 2017 AGM
706.988.307-25	Engineer	Full member	January 2, 2014	Yes
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
2nd term of office.
Álvaro Antônio Cardoso de Souza	September 05, 1948	Board of Directors	January 2, 2014	Until the 2017 AGM
249.630.118-91	Economist	Full member	January 2, 2014	Yes
Member of the Compliance Antitrust and Related Parties Committee
Director elected by controlling shareholder
2nd term of office.
Paulo Alberto Lemann	March 15, 1968	Board of Directors	January 2, 2014	Until the 2017 AGM
957.194.237-53	Economist	Full member	January 2, 2014	Yes
Not applicable, since the only position held in the Company is that of member of the board of directors
Director elected by controlling shareholder
2nd term of office.
Antonio Carlos Augusto Ribeiro Bonchristiano April 1, 1967		Board of Directors	January 2, 2014	Until the 2017 AGM
086.323.078-43 Bachelor of Politics, Philosophy and Economics		Independent member	January 2, 2014	Yes
Not applicable, since the only position held in the Company is that of member of the board of directors
Independent member - as defined in our bylaws
1st term of office
Marcos de Barros Lisboa August 2, 1964		Board of Directors	January 2, 2014	Until the 2017 AGM
806.030.257-49 Economist		Independent member	January 2, 2014	Yes
Not applicable, since the only position held in the Company is that of member of the board of directors
Independent member - as defined in our bylaws
1st term of office.
José Ronaldo Vilela Rezende	June 07, 1962	Fiscal Council	April 29, 2016	Until the 2017 AGM
501.889.846-15	Accountant	Fiscal Council (full member) / elected by controlling shareholder	May 3, 2016	Yes
Not applicable, since only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
1st term of office
James Terence Coulter Wright	May 12, 1951	Fiscal Council	April 29, 2016	Until the 2017 AGM
872.316.898-68	Civil engineer	Fiscal Council (full member) / elected by controlling shareholder	May 3, 2016	Yes
Not applicable, since only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
4th term of office.
Paulo Assunção de Sousa	August 15, 1953	Fiscal Council	April 29, 2016	Until the 2017 AGM
588.584.748-72	Banking employee and employee of the Federal Savings Bank	Fiscal Council (full member) / elected by minority shareholders	May 3, 2016	No
Not applicable, since only position held in the Company is that member of the Fiscal Council
Independent member - elected by minority shareholders
2nd term of office.
Vinicius Balbino Bouhid	August 6, 1961	Fiscal Council	April 29, 2016	Until the 2017 AGM
667.460.867/04	Banking employee and employee of the Federal Savings Bank	Alternate member / elected by minority shareholders	May 3, 2016	No
Not applicable, since only position held in the Company is that of member of the Fiscal Council
Independent member - elected by minority shareholders
1st term of office
Emanuel Sotelino Schifferle	February 27, 1940	Fiscal Council	April 29, 2016	Until the 2017 AGM
009.251.367-00	Engineer	Fiscal Council (alternate) / elected by controlling shareholder	May 3, 2016	Yes
Not applicable, since only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
4th term of office.
Ary Waddington	September 25, 1932	Fiscal Council	April 29, 2016	Until the 2017 AGM
004.469.397-49	Economist	Fiscal Council (alternate) / elected by controlling shareholder	May 3, 2016	Yes
Not applicable, since only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
4th term of office.
Professional experience / Declaration of convictions, if applicable

Bernardo Pinto Paiva - 927.838.997-87

In the past five years, has held various positions at Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form, and at Anheuser-Busch InBev N.V/S.A., a company whose core business is producing and marketing beverages, and which is part of the Company's economic group. From 2008 to 2009 he held the position of president of Labatt Brewing Company Limited, and from 2009 to 2012 he was president of Quilmes Industrial Société Anonyme, both the Company’s subsidiaries whose principal activity is making, distributing and selling beer. From 2012 to 2014 he held the position of Sales Officer at Anheuser-Busch InBev N.V/S.A. Currently holds the position of General Manager of the Company. Mr. Bernardo Pinto Paiva declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Ricardo Rittes de Oliveira Silva – 256.612.158-35

 In the past five years, has held various positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, in the Company, and at Anheuser-Busch InBev N.V/S.A., a company whose core business is producing and marketing beverages and is part of the Company's economic group, including the position of Global Vice President for Treasury, Risk Management and Financial Markets. From 2012 to 2013, he held the position of Chief Information Technology and Shared Services Officer of Companhia de Bebidas das Americas (Ambev). From 2013 to 2015, he held the position of the Company's Chief Information Technology and Shared Services Officer. Currently holds the position of the Company's Chief Financial and Investor Relations Officer. Mr. Ricardo Rittes de Oliveira Silva declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Pedro de Abreu Mariani – 929.007.207-53

Since 2005, he has held the position of Chief Legal Officer of Companhia de Bebidas das Américas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014 as described in item 6.3 of this Form. Currently the Company's Chief Legal and Corporate Relations Officer. Mr. Pedro de Abreu Mariani declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Ricardo Morais Pereira de Melo – 765.157.884-87

In the past five years, held several positions in Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014 as described in item 6.3 of this Form, and at Anheuser-Busch InBev N.V./S.A., a publicly listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Sales Officer in Canada and Sales Strategy Officer in the United States. Since 2015 he has been Resellers Officer in the United States. Currently the Company's Sales Officer. Mr. Ricardo Morais Pereira de Melo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Fernando Dias Soares – 280.100.878-82

In the past five years, has held various positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in section 6.3 of this Form, and positions with the Company, including the positions of Direct Distribution Manager, Self-Service Commercial Manager, Regional Customers Manager and National Soda Sales Manager. He joined the Company’s trainee program in 2002. Since 2013, he has held the position of the Company's Corporate Officer - Self-Service Channel. He currently holds the position of the Company's Soft Drinks Officer. Mr. Fernando Dias Soares declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Flávio Barros Torres - 761.926.526-00

In the past five years, has held several positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in Section 6.3 of this Form, and positions with the Company, including as Officer for the Engineering Center. Currently holds the position of the Company's Industrial Officer. Mr. Flávio Barros Torres declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Cassiano De Stefano - 280.212.138-33

In the past five years, held various positions at Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in section 6.3 of this form and at Anheuser-Busch InBev N.V/S.A., a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including positions of Corporate Manager - Sales Systems with Companhia de Bebidas das Américas – Ambev, Corporate Manager Transport and Regional Sales Officer at Anheuser-Busch InBev N.V/S.A. and Regional Officer in Russia. He joined the Company's trainee program in 2000. Since 2014 he has held the position of the Company's Regional Officer - São Paulo. He is currently the Company's Logistics Officer. Mr. Cassiano De Stefano declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Fabio Vieira Kapitanovas - 291.079.138-69

In the past five years, held several positions in Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in Section 6.3 of this form, and positions with the Company, including as Regional Industrial Officer South /SPI, Corporate Officer for Logistics Projects and Shared Services Center Officer. He is currently the Company's People and Management Officer. Mr. Fabio Vieira Kapitanovas declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Paula Nogueira Lindenberg - 267.121.178-36

In the past five years, she has held several positions in Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, positions with the Company and at Anheuser-Busch InBev N.V/S.A., a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including as Marketing Officer for Brahma, Antarctica and Portfólio Premium, as well Global Officer for Insights. She is currently the Company's Marketing Officer. Ms. Paula Nogueira Lindenberg declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

Gustavo Pimenta Garcia – 942.769.437-87

In the past five years, has held various positions at Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, with the Company and at Anheuser-Busch InBev N.V./S.A., a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including positions as Officer for malting facilities with the Paraguay operation and in Guatemala, Officer for RefrigeNANC and Procurement in LAS. He joined the Company's trainee program in 1990. Since 2010, he has been as Chief Information Technology and Shared Services Europe. He is currently the Company's Chief Information Technology and Shared Services Officer. He is currently also a member of the Board of Directors of “Mothers at Risk”, a non-profit institution located in Brussels. Mr. Gustavo Pimenta Garcia declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Rodrigo Figueiredo de Souza– 200.176.968-79

In the past five years, held several positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, with the Company and at Anheuser-Busch InBev N.V./S.A., a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Regional Officer and Officer for Latin America North Logistics. Currently the Company's Supplies Officer. Mr. Rodrigo Figueiredo de Souza declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Victorio Carlos de Marchi – 008.600.938-91

In the past five years, was a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and the Company. In addition, from 2003 to 2009, he was co-chairman of the board of directors of Quilmes Industrial Société Anonyme, the Company's subsidiary, whose core business is making, distributing and selling beer, and which is part of the Company's economic group. Since 1985, (i) he has been a member of the board of directors of Fundação Zerrenner since 1985, a foundation whose core business is providing free health care and education, and since 2006, has been executive director of this foundation; (ii) since 2012, a member of the board of governors of Fundação Getúlio Vargas (FGV), an educational institution; (iii) since 2006, the chairman of the board of Instituto Ambev de Previdência Privada (IAPP), a private pension entity; (iv) since 2004, a member of the board of a private institute researching Brazilian industry and development, Instituto de Estudos para o Desenvolvimento Industrial (IEDI); (v) since 1994, the member representing Brazil on the Latin American Business Council (CEAL); (vi) since 1992, a member of the economic research board of the State of São Paulo Employers Association (Federação das Indústrias do Estado de São Paulo or FIESP) and since 2008, a member of the latter's strategic affairs council; (vii) since 2002, a member of the executive committee of the Latin American Brewers Association (Associação Latino Americana de Fabricantes de Cervejas – Cerveceros Latinoamericanos [ALAFACE]), and chairman of the latter's executive board since 2015; (viii) since 2003, a member of the board of the Brazilian Competition Ethics Institute (Instituto Brasileiro de Ética Concorrencial [ETCO]), and chairman of the latter's board of directors since 2012; (ix) since 2005, a member of the board of the Health and Alcohol Information Center (Centro de Informações sobre saúde e álcool (CISA); and (x) since 2014, vice-president of the Brazilian Beer Industry Association (Associação Brasileira de Indústria da Cerveja [CERVBRASIL]) and the latter's chairman from 2012 to 2014. He is also currently co-chairman of the Company's board of directors and chairman of the Company's Operations, Finance and Compensation Committee and its Compliance Antitrust and Related Parties Committee. Mr. Victorio Carlos de Marchi declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Carlos Alves de Brito – 595.438.507-63

In the past five years, was a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. Additionally, in 2005, he was General Manager for North America of Companhia de Bebidas das Americas (Ambev). From December 2005, he was also Chief Executive Officer of Anheuser-Busch InBev N.V/S.A, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Since 2006, he has been co-chairman of the board of directors of Companhia de Bebidas das Américas – Ambev. In addition, he currently holds the following positions: (i) member of the Board of Trustees and Finance Committee of Greenwich Academy, Inc., an educational entity in the United States; (ii) member of the Advisory Board of Tsinghua University School of Economics and Management, an educational entity in China; (iii) chairman of the CEO group of the International Alliance for Responsible Drinking (IARD), a nonprofit organization; and (iv) member of the Global Brewers Initiative (GBI), a worldwide consortium. He is also current co-chairman of the Company's board of directors. Mr. Carlos Alves de Brito declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Marcel Herrmann Telles – 235.839.087-91

In the past five years, a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and the Company. Currently a member of the boards of directors of the following companies (i) since 2004, Anheuser-Busch InBev N.V/S.A, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group; (ii) since 2013, Restaurant Brands International (formerly known as Burger King Worldwide Inc.), a food industry company; (iii) since 2013, Kraft Heinz Company (formerly known as H.J. Heinz Company), a food industry company; and (iv) since 2003, 3G Capital, a private equity vehicle that he founded together with Mr. Jorge Paulo Lemann and Mr. Carlos Alberto Sicupira, indirectly controlling shareholders of the Company. Additionally, he is (i) a lifetime member of the committee of Study Foundation (Fundação Estudar), a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; (ii) member of the board of the Social Institute Encouraging, Supporting and Recognizing Talents (Fundação ISMART), a private non-profit entity that identifies young low-income talents and offers them scholarships at private schools of excellence, from elementary to university level; (iii) member of the board of directors of the Management Development Institute (Instituto de Desenvolvimento Gerencial, or INDG), whose core business is developing and publicizing result-oriented managerial methods and techniques for private and public organizations; and (iv) member of the board of directors of Fundação Zerrenner, whose core business is providing free healthcare and education. He is also currently a member of the Company's board of directors and its Operations, Finance and Compensation Committee. Mr. Marcelo Herrmann Telles declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

José Heitor Attilio Gracioso – 006.716.908-25

In the past five years, a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. Currently a member of the Company's board of directors and its Compliance Antitrust and Related Parties Committee. Additionally, he is currently a member of the fiscal council of Escola Superior de Propaganda e Marketing (ESPM) and of the board of directors of Fundação Zerrenner, whose core business is providing free health care and education. Mr. José Attilio Gracioso declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

João Maurício Giffoni de Castro Neves – 918.361.077-49

In the past five years, held various positions with Companhia de Bebidas das Americas (Ambev), a listed company whose core business was the manufacture, distribution and sale of beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in Section 6.3 of this form, and with the Company. He held the following positions: ((i) from 2005 to 2006, Chief Financial and Investor Relations Officer at Companhia de Bebidas das Américas – Ambev; (ii) from 2007 to 2008, chairman of Quilmes Industrial Société Anonyme, a subsidiary of the Company whose core business is making, distributing and selling beer; (iii) from 2009 to 2014, General Manager of the Company; and (iv) from 2012 to 2015, member of the board of directors of Fundação Zerrenner, whose core business is providing free health care and education. Currently, (i) since 2015, he has been Chief Operations Officer - North America for Anheuser-Busch InBev N.V/S.A; (ii) member of the board of directors of Study Foundation (Fundação Estudar), a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; and (iii) since 2014, a member of Ambev's Private Pension Institute (Instituto Ambev de Previdência Privada). Also currently an alternate member of the Company's board of directors. Mr. João Maurício Giffoni de Castro Neves declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Vicente Falconi Campos – 000.232.216-15

In the past five years, a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. Also a member of the institutional board of the Management Development Institute (Instituto de Desenvolvimento Gerencial, or INDG), whose core business is developing and publicizing result-oriented managerial methods and techniques for private and public organizations; He is also the founder and chairman of the board of directors of Brazil's largest management consulting company, FALCONI - Consultores de Resultados. He is a consultant for Brazil's federal government and various state and municipal governments as well as the largest Brazilian companies such as Gerdau, Vale, AMIL (United Health), PETROBRAS, B2W, and many others. He graduated in Engineering from Universidade Federal de Minas Gerais (UFMG) in 1963 and holds an M.Sc. and Ph. D. in Engineering from the Colorado School of Mines, USA. He is Professor Emeritus at UFMG. Decorated with the Ordem do Rio Branco medal for services rendered to the nation. Elected by the American Society for Quality Control as ones of the “21 voices of the 21st century”. He has held the following positions (i) from 2012 to 2013, member of the board of Vigor Alimentos S.A., a Brazilian dairy company; (ii) from 2012 to 2014, member of the board of directors of Qualicorp S.A., a company whose core business is the administration, management and sale of health plans; and (iii) from 2012 to 2013, member of the board of directors of Cyrela Brazil Realty S.A. Empreendimentos e Participações, a real-estate developer and construction firm. Currently (i) chairman of the board of the Social Institute Encouraging, Supporting and Recognizing Talents (ISMART), a private non-profit entity that identifies young low-income talents and offers them scholarships at private schools of excellence, from elementary to university level; (ii) member of the advisory council of Fundação Zerrenner, whose core business is providing free health care and education; (iii) member of the board of directors of BRF S.A., a company involved in processing and selling foods, particularly animal protein products. Currently also a member of the Company's board of directors. Mr. Vicente Falconi Campos declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

In the past five years, was a member of the board of directors of Companhia de Bebidas das Americas (Ambev), a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form, and of the Company. From 2013 to 2015 he was a member of the board of Whitby School, an educational entity in the United States. Currently Chief Financial Officer of Anheuser-Busch InBev N.V/S.A, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Currently also a member of the Company's board of directors and its Operations, Finance and Compensation Committee. Mr. Luis Felipe Pedreira Dutra Leite declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Roberto Moses Thompson Motta – 706.988.307-25

In the past five years, was (i) a member of the  board of directors of Companhia de Bebidas das Américas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, and the Company; (ii) from 2004 to 2014, member of the board of directors of Anheuser-Busch InBev N.V/S.A, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Currently a member of the boards of directors of the following companies (i) since 2001, Lojas Americanas S.A., a listed company whose core business is commerce in general; (ii) since 2001, São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (iii) since 2013, of Restaurant Brands International (formerly known as Burger King Worldwide Inc.), a food industry company; and (iv) since 2005, of 3G Capital, a private equity vehicle founded by Mr. Jorge Paulo Lemann, Mr. Marcel Herrmann Telles, and Mr. Carlos Alberto Sicupira, all indirectly controlling shareholders of the Company. Currently also a member of the board of directors and the Company's Operations, Finance and Compensation Committee. Mr. Roberto Moses Thompson Motta declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Álvaro Antonio Cardoso de Souza – 249.630.118-91

In the last 5 years has held positions in the following companies for the periods shown: (i) from 2005 to March 2012, member of the Fiscal Council of Companhia de Bebidas das Americas (Ambev), a publicly listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, and of the Company, and from March 2012 member of the board of directors of Companhia de Bebidas das Americas (Ambev); (ii) from 2004 to 2013, member of the board of directors of GOL - Linhas Aéreas Inteligentes (chairman from 2009 to 2012), a publicly listed company whose core business is providing aviation services; (iii) from 2004 to 2009, member of the board of directors of Unidas S.A., a company whose core business is vehicle rentals (chairman  from 2007 to 2009); (iv) from 2009 to 2011, member of the board of directors of Banco Triangulo S/A, a financial institution; (v) from 2007 to 2009, member of the Audit Committee of Quilmes Industrial (Quinsa) Société Anonyme, whose core business is holding equity in companies making, distributing and marketing beverages; (vi) from 2003, General Manager of AdS-Gestão, Consultoria e Investimentos Ltda., a company whose core business is providing business consulting services; (vii) from 2005 to 2013, chairman of the board of the World Wildlife Fund (WWF), a non-profit organization; (viii) from 2012 to 2015, member of the board of directors of Libra Holding, a port operator and foreign trade logistics company; (ix) from 2011 to 2016, member of the board of directors of Duratex S.A., a company whose core business is trading products derived from wood, chemicals or metals; and (x) from 2002 to 2007, consultant in Brazil for British Gas, a company whose core business is distributing gas. In addition, he worked with different Citigroup companies and held positions in Brazil as associate company manager and General Manager of Banco de Investimentos Crefisul and chairman of Citibank in Brazil. He was also chairman of the board of Citibank in Switzerland, chairman of the board of Banco Crefisul and chairman of the board of Credicard in Brazil, as well as a member of the board of Citibank Equity Investments in Argentina. Álvaro was Citibank's Senior Advisor for Latin America until his retirement in September, 2003. He was also chairman of Banco ABC Roma, a financial institution, and chairman of the American Chamber of Commerce in São Paulo (AMCHAM). Currently holds the following positions: (i) since 2009, member of the board of the Brazilian Biodiversity Fund (FUNBIO), a non-profit organization; (ii) since 2012, member of the advisory board of Fundação Zerrenner, whose core business is providing free health care and education; and (iii) member of the board of directors of Banco Santander (Brasil) S.A., financial institution. He is also currently a full member of the Company's board of directors and Compliance Antitrust and Related Parties Committee Of the abovementioned companies, in addition to Companhia de Bebidas das Americas (Ambev), only Quilmes Industrial (Quinsa) Société Anonyme is part of the Company's economic group. Mr. Cardoso de Souza declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Paulo Alberto Lemann – 957.194.237-53

Founding partner of asset management firm Pollux Capital, he has been managing hedge funds since 1997. Previously he had been a founding partner of Synergy Fund, a New York based fund of funds He was previously an analyst with asset management firm Dynamo Administração de Recursos. Currently a member of the board of directors of Anheuser-Busch InBev NV/SA, a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, and Lojas Americanas S.A., a listed company whose core business is commerce in general. He is also a member of the International Council of Lone Pine Capital LLC, an investment management company and the Lemann Foundation, whose main objective is to improve the quality of public education in Brazil. From 2011, he was a member of the board of directors of Companhia de Bebidas das Américas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form. He is currently a full member of the Company's board of directors. Mr. Paulo Alberto Lemann declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Antonio Carlos Augusto Ribeiro Bonchristiano – 086.323.078-43

In the last 5 years, he has held positions in the following companies for the periods shown: (i) from 2008 to 2014, member of the board of directors of San Antonio Internacional, Ltd., whose core business is providing drilling and engineering services for the oil and gas industry; (ii) from 2014 to 2015, member of the board of directors of BRZ Investimentos S.A., whose core business is managing investment funds; (iii) from 2007 to 2013, member of the board of directors of Estácio Participações S.A., whose core business is holding equity in higher education institutions; (iv) from 2007 to 2013, member of the board of directors of Allis Participações S.A., a holding company for ownership interests in several companies in different segments such as field marketing, recruitment and relocation of professionals and outsourcing agricultural labor; (v) from 2009 to 2013, member of the board of directors of BHG S.A. - Brazil Hospitality Group, whose core business is owning and managing hotels; and (vi) from 2006 to 2013, member of the board of directors of BR Malls Participações S.A. a company that owns and runs shopping centers. Currently holds the following positions: (i) General Manager and member of the board of directors of GP Investments, Ltd., whose core business is holding ownership interest in the capital of other companies through private equity transactions; (ii) member of the board of directors of Apen Ltd. /GP Advisors Zurich, which is part of the GP Investments, Ltd group. Stated in the previous item; (iii) member of the board of Study Foundation (Fundação Estudar), a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; and (iv) serves on the boards of several non-profit organizations including the São Paulo Biennial Foundation, Museum of Art of Sao Paulo, the Bodleian Library in Oxford, UK, and the John Carter Brown Library in Providence, Rhode Island, USA. Currently he is also a member of the board of directors of the Company, a listed company whose principal activity is making, distributing and selling beer, soft drinks and other non-alcoholic products. Mr. Antonio Carlos Augusto Ribeiro Bonchristiano declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Marcos de Barros Lisboa – 806.030.257-49

In the past five years, has been Executive Officer of Unibanco S.A. and as Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A. both companies whose business is predominantly the financial sector. Until 2013, he was a member of the board of directors of Itaú Unibanco S.A. In addition, from 2003 to 2005, he was Economic Policy Secretary at the Ministry of Finance. Since the late 1980s, he has been a member of faculty of several educational institutions in Brazil and internationally. He holds a Ph.D. in Economics from the University of Pennsylvania. Currently he is (i) CEO of higher education and research institution INSPER (ii) member of the board of directors of Natura Cosméticos S.A., a company in the cosmetics, fragrances and personal care sector; and (iii) member of the board of directors of Mercedes-Benz do Brasil Ltda., the automotive vehicle manufacturer. Currently he is also a member of the board of directors of the Company, a listed company whose principal activity is making, distributing and selling beer, soft drinks and other non-alcoholic products. Mr. Marcos de Barros Lisboa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

José Ronaldo Vilela Rezende – 501.889.846-15

In the past five years, held positions with the following companies/institutions for the periods shown: (i) from 2005 to 2011, risk management partner with the consulting practice at PricewaterhouseCoopers Brasil whose core business is providing audit services; (ii) Agribusiness industry leader with PricewaterhouseCoopers in Brazil (from 2006 to 2014) and for the Americas (from 2009 to 2014); and (iii) PricewaterhouseCoopers Brasil partner in charge of delivering of Risk Assurance Services (RAS) for processes and systems from 1998. Member of the Brazilian Association of Agribusiness (ABAG) and tax advisor certified by the Brazilian Governance Institute (IBGC). Bachelor's degree in Accounting from UMA, Belo Horizonte. Master's in Agro-Energy from Fundação Getúlio Vargas in São Paulo. Nominated for the position of full member of the Company's board of directors. Mr. José Ronaldo Vilela Rezende declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

James Terence Coulter Wright - 872.316.898-68

In the past five years, held positions in the following companies/institutions for the periods shown: (i) from 2006 to 2008, member of the fiscal council of and from 2008 member of the Advisory Council of Fundação Zerrenner whose core business is providing free health care and education; and (ii) from 2012 to 2014, member of the board of directors of Companhia de Bebidas das Américas – Ambev, succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form. Since 2015 he has been General Manager of the Business Administration Institute (Fundação Instituto de Administração e Negócios, or FIA), whose core business is developing research, consulting and educational projects in all fields of management, having also been director of FIA from 2010 to 2012. From 2011 to 2013, he was full professor of the Management Department at the Economics, Management and Accounting School, USP. He holds a Master's in Engineering Management from Vanderbilt University, USA. Currently member of the Company's Fiscal Council. Mr. James Terence Coulter Wright declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Paulo Assunção de Sousa - 588.584.748-72

 In the past five years he has held positions in following companies for the periods shown (i) from 2012 to 2015, member of the board of directors of BRF Brasil Foods S.A., which is in the foodstuffs business; (ii) from 2010 to 2014, head of administration of the Banco do Brasil employee pension fund (Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI); and (iii) from 2009 to 2011, member of the board of directors of Neoenergia S.A., which is active in the electric sector. Bachelor of Law from Universidade de São Paulo. Currently a full member of the Company's Fiscal Council. Mr. Paulo Assunção de Sousa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Vinicius Balbino Bouhid - 667.460.867/04

In the past five years held positions in the following companies for the periods shown (i) from 2013 to 2015, Statutory General Manager of BB Securities Ltd., a London based asset management firm, where he introduced a new governance framework including a compliance team and new processes; (ii) from 2009 to 2013, Executive Manager for corporate governance and private equity with BB Securities Ltd. in London; (iii) from 2013 to 2015, member of the board of directors of Banco do Brasil Securities in London; and (iv) from 2011 to 2013. member of the board of directors of Coelba – Companhia de Eletricidade do Estado da Bahia, in the electric sector. Civil Engineering degree from Universidade de Brasília and Executive MBA from Universidade de Mato Grosso. Nominated for the position of alternate member of the Company's Fiscal Council. Mr. Vinicius Balbino Bouhid declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Emanuel Sotelino Schifferle - 009.251.367-00

In the past five years, for the periods shown, held positions in the following companies: (i) from 1992, managing partner of ASPA Assessoria e Participações S/C Ltda., a company whose core business is advising companies on restructuring programs, acquisitions, contractual negotiations and transitional management, having managed bankrupt companies, in reorganization, restructuring and contractual renegotiations, among other business; (ii) from 2004 to 2009, member of the board of directors of ALL – América Latina Logística, a listed company whose core business is rail freight and road transportation services; (iii) from 2005 to 2014, alternate member of the board of directors of Companhia de Bebidas das Américas – Ambev, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Form; (iv) from 2007 to 2011, member of the board of directors of São Carlos Empreendimentos e Participações S.A., a listed company whose core business is the managing real estate development projects for itself and third parties; (v) from 2008, member of the board of directors of Estácio Participações S.A., a listed company whose main activities are developing and managing educational institutions; and (vi) from 2011 to 2015, member of the board of directors of Allis Participações S.A., a publicly listed company whose main activities are providing marketing and sales services for various market segments. Currently an alternate member of the Company's Fiscal Council. Mr. Emanuel Sotelino Schifferle declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Ary Waddington - 004.469.397-49

 In the past five years, held the position of (i) member of the fiscal council of Companhia de Bebidas das Americas (Ambev), succeeded by the Company from January 2, 2014, as described in item 6.3 of this Form, 2005-2014; (ii) from 2008 to 2012, chairman of the Fiscal Council of União Química Farmacêutica Nacional S.A., whose principal activities are producing and developing pharmaceutical products; (iii) member of the fiscal council of Duke Energy Geração Paranapanema S.A., a publicly listed company whose main activities are generating and selling electricity, of which he was a member from 2012 to 2015 and has been an alternate member since 2015; and (iv) since 2008, chairman of the Fiscal Council of Richard Saigh Indústria e Comércio S.A., a company whose main activities are milling wheat and producing and selling wheat flour. Also currently a partner with MAW Consultoria e Planejamento Ltda., which acts in the business consulting sector, and RAW Consultoria Econômica Ltda., which acts in the business consulting sector. Currently an alternate member of the Company's fiscal council. Mr. Ary Waddington declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

12.6- For each person who was a board of directors or fiscal council member in the latest reporting period, state their percentage attendance at meetings held in this period after the board or council members took office, in tabular format

Board of Directors	Total number of meetings held by the board after taking office*	Percentage attendance at meetings held by the board in the same period that were called after taking office
Victorio Carlos de Marchi	37	100%
Carlos Alves de Brito	37	81%
Marcel Herrmann Telles	37	92%
José Heitor Attilio Gracioso	37	84%
João Mauricio Giffoni de Castro Neves	22	14%
Vicente Falconi Campos	37	95%
Luis Felipe Pedreira Dutra Leite	37	84%
Roberto Moses Thompson Motta	37	100%
Álvaro Antônio Cardoso de Souza	37	84%
Paulo Alberto Lemann	37	97%
Antonio Carlos Augusto Ribeiro Bonchristiano	37	89%
Marcos de Barros Lisboa	37	97%

*Meetings held from January 2, 2014 (date on which all members took office except Mr. João Maurício Giffoni de Castro Neves, who took office on January 1, 2015) to April 29, 2016

Fiscal Council	Total number of meetings held by the council after taking office*	Percentage attendance at meetings held by the council in the same period that were called after taking office
José Ronaldo Vilela Rezende	Not applicable; this will be his 1st term of office.	Not applicable; this will be his 1st term of office
James Terence Coulter Wright	9	89%
Paulo Assunção de Sousa	9	100%
Vinicius Balbino Bouhid	Not applicable; this will be his 1st term of office	Not applicable; this will be his 1st term of office
Emanuel Sotelino Schifferle	9	89%
Ary Waddington	9	89%

*Meetings held from April 29, 2015 (date on which all members took office) to April 29, 2016

12.7 - Composition of statutory committees and audit, financial and compensation committees

Name Date of birth Management body Date elected Term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
Victorio Carlos de Marchi	November 13, 1938	Other - Operations, Finance and Compensation Committee	May 11, 2016	Until the 2018 AGM
008.600.938-91	Attorney	Chair	May 11, 2016
Co-chairman of the Board of Directors and chairman of the Compliance Antitrust and Related Parties Committee
Non-independent member
2nd term of office.
Marcel Herrmann Telles	February 23, 1950	Other - Operations, Finance and Compensation Committee	May 11, 2016	Until the 2018 AGM
235.839.087-91	Economist	Full member of the committee	May 11, 2016
Member of the Board of Directors
Non-independent member
2nd term of office.
Roberto Moses Thompson Motta	November 6, 1957	Other - Operations, Finance and Compensation Committee	May 11, 2016	Until the 2018 AGM
706.988.307-25	Engineer	Full member of the committee	May 11, 2016
Member of the Board of Directors
Non-independent member
2nd term of office.
Luis Felipe Pedreira Dutra Leite	August 3, 1965	Other - Operations, Finance and Compensation Committee	May 11, 2016	Until the 2018 AGM
824.236.447-87	Economist	Full member of the committee	May 11, 2016
Member of the Board of Directors
Non-independent member
2nd term of office.
Victorio Carlos de Marchi	November 13, 1938	Others – Compliance Antitrust and Related Parties Committee	May 11, 2016	Until the 2018 AGM
008.600.938-91	Attorney	Chair	May 11, 2016
Co-chairman of the Board of Directors and chairman of Operations, Finance and Compensation Committee
Non-independent member
2nd term of office.
José Heitor Attilio Gracioso	November 20, 1931	Others – Compliance Antitrust and Related Parties Committee	May 11, 2016	Until the 2018 AGM
006.716.908-25	Attorney	Full member of the committee	May 11, 2016
Member of the Board of Directors
Non-independent member
2nd term of office.
Álvaro Antônio Cardoso de Souza	September 5, 1948	Others – Compliance Antitrust and Related Parties Committee	May 11, 2016	Until the 2018 AGM
249.630.118-91	Economist	Full member of the committee	May 11, 2016
Member of the Board of Directors
Non-independent member
2nd term of office.
Bolívar Moura Rocha	March 10, 1964	Others – Compliance Antitrust and Related Parties Committee	May 11, 2016	Until the 2018 AGM
052.370.578-61	Attorney	Full member of the committee	May 11, 2016
Not applicable, since the only position held in the Company is that of member of its Compliance Antitrust and Related Parties Committee
Independent member
2nd term of office.
Everardo de Almeida Maciel February 13, 1947		Others – Compliance Antitrust and Related Parties Committee	May 11, 2016	Until the 2018 AGM
018.711.614-87 Tax consultant		Full member of the committee	May 11, 2016
Not applicable, since the only position held in the Company is that of member of its Compliance Antitrust and Related Parties Committee
Independent member
1st term of office
Professional experience/ Declaration of any convictions

Victorio Carlos de Marchi – 008.600.938-91

See summary of professional experience and declaration in item 12.6 hereof

Marcel Herrmann Telles – 235.839.087-91

See summary of professional experience and declaration in item 12.6 hereof

Roberto Moses Thompson Motta – 706.988.307-25

See summary of professional experience and declaration in item 12.6 hereof

Luis Felipe Pedreira Dutra Leite – 824.236.447-87

See summary of professional experience and declaration in item 12.6 hereof

José Heitor Attilio Gracioso – 006.716.908-25

See summary of professional experience and declaration in item 12.6 hereof

Álvaro Antônio Cardoso de Souza – 249.630.118-91

See summary of professional experience and declaration in item 12.6 hereof

Bolívar Moura Rocha – 052.370.578-61

In the past five years, partner responsible for dispute settlement, infrastructure and competition section with law firm Levy & Salomão Advogados. Bachelor's degree in Law from Universade de São Paulo and PhD in Political Science and International Law from Université de Genève. Currently member of the Company's Compliance Antitrust and Related Parties Committee. Mr. Bolívar Moura Rocha declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

Everardo de Almeida Maciel – 018.711.614-87

In the past five years, acted as tax consultant, and, since 2003 managing partner of the tax consulting firm Logos Consultoria Fiscal Ltda. Currently  (i) a member of the senior economics board of the State of São Paulo Employers Association (FIESP); (ii) member of the senior legal board of FECOMERCIO-SP; (iii) member of two research councils, Finance and Taxation, and Political and Social affairs, both of the Commercial Association of Sao Paulo; (iv) member of the Board of Directors of Fundação Zerrener, whose main activity is providing free health care and education; (v) member of the fiscal council of Instituto Fernando Henrique Cardoso; (vi) member of the scientific council of publisher Série Editorial IDP/Saraiva; (vii) member of the Innovare Award jury, (viii) member of the International Academy of Law and Economics and the Jurists for Debureaucratization Committee set up by the Federal Senate; (ix) chairman of the advisory council of the Ethical Competition Institute (ETCO). Also teaches postgraduate courses at law school Instituto Brasiliense de Direito Público (IDP) in Brasília. He has held several public positions, most recently: Federal Tax Authority Secretary (1995-2002), Federal District Finance and Planning Secretary (1991-1994), Executive Secretary of the ministries of Finance (2002), Interior (regional development) (1987) and Education (1985), also minister of the Civil Office of the Presidency (1986). Mr. Everardo de Almeida Maciel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity.

12.8- For each person who has been a member of a statutory committee or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state their percentage attendance at meetings held by the respective body in the same period, after taking office, to be shown in tabular form

Operations, Finance and Compensation Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period held after taking office
Victorio Carlos de Marchi	11	100%
Marcel Herrmann Telles	11	82%
Roberto Moses Thompson Motta	11	91%
Luis Felipe Pedreira Dutra Leite	11	73%

*Meetings held from July 31, 2013 (date on which all members took office) to April 29, 2016.

Compliance Antitrust and Related Parties Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period after taking office
Victorio Carlos de Marchi	18	100%
José Heitor Attilio Gracioso	18	94%
Álvaro Antônio Cardoso de Souza	18	94%
Bolívar Moura Rocha	18	100%
Everardo de Almeida Maciel	Not applicable; this will be his first term of office	Not applicable; this will be his first term of office

Meetings held from July, 31 2013 (date on which all members took office) to April 29, 2016.

12.9- Existence of relations of marriage or kinship to the 2nd degree related to managers of the issuer and its subsidiaries or controlling companies

a)         managers of the Company

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers

b)         manageres of the Company and those of its directly or indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly held subsidiaries.

c)          managers of the Company or its directly or indirectly held subsidiaries and the Company's directly or indirectly controlling shareholders:

Manager of issuer or subsidiary
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer no. (CNPJ)	Position
Paulo Alberto Lemann (member of the board of directors)	957.194.237-53	Ambev S.A.	07.526.557/0001-00	Member of the Board of Directors
Related person
Name	Taxpayer No. (CPF)	Business name of issuer, subsidiary or controlling company	Taxpayer No. (CNPJ)	Position
Jorge Paulo Lemann	005.392.877-68	Jorge Paulo Lemann (indirectly controlling shareholder)	-	-
Type of relationship with the manager of the issuer or subsidiary
Parent (1st degree consanguinity)

d)         managers of the Company and managers of its directly and indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly controlling companies.

12.10- Relationships of subordination, provision of service or control between managers and subsidiaries, controlling and other

a)         company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained in the last three fiscal years between the Company's managers and those of a company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)         direct or indirectly controlling shareholder of the Company:

Fiscal year ended December 31, 2015

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
Victorio Carlos de Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
|Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Álvaro Antônio Cardoso de Souza	249.630.118-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Everardo de Almeida Maciel	018.711.614-87	Subordination	Direct controlling shareholder
Member of the Company's Compliance Antitrust and Related Parties Committee
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended December 31, 2014

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Victorio Carlos de Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Álvaro Antônio Cardoso de Souza	249.630.118-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended December 31, 2013

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Victorio Carlos de Marchi	008.600.938-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
José Heitor Attilio Gracioso	006.716.908-25	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Álvaro Antônio Cardoso de Souza	249.630.118-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Direct controlling shareholder
Member of the Company's Board of Directors
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

c)         if relevant, supplier, client, debtor or creditor of the Company, its subsidiaries or controlling companies or subsidiaries of any of these persons:

Fiscal Year end December 31, 2015

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Founder of INDG and member of its Board of Directors
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Member of INDG's Board of Directors.
Note
N/A

Fiscal year ended December 31, 2014

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Founder of INDG and member of its Board of Directors
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Member of INDG's Board of Directors.
Note
N/A

Fiscal year ended December 31, 2013

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Vicente Falconi Campos	000.232.216-15	Control	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Founder of INDG and member of its Board of Directors
Note
N/A

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Marcel Herrmann Telles	235.839.087-91	Subordination	Supplier
Member of the Company's Board of Directors
Related Person
Instituto de Desenvolvimento Gerencial (INDG)	-
Member of INDG's Board of Directors.
Note
N/A

12.11- Agreements, including insurance policies, to pay or reimburse expenses incurred by managers

Article 45 of the Company's bylaws transcribed below regulates defense procedures for managers and employees fulfilling mandates in relation to issues arising from the exercise of their duties.

"Article 45 - The Company shall assure members of the board of directors, executive board and fiscal council or the members of any governing bodies whose technical functions include advising managers, defense in judicial and administrative proceedings brought by third parties, during or after their term of office for acts practiced in the exercise of their duties, including long term insurance in order to safeguard them from liability for acts arising from their position or duties, with payment of court costs, attorney fees, indemnities and any other amounts arising from said cases.

Paragraph 1 - The above assurance extends to employees regularly acting in fulfillment of mandates granted by the Company or its subsidiaries.

Paragraph 2 - If any of the persons mentioned in the main section or in Paragraph 1 is convicted in a court's final ruling due to their negligence or willful misconduct, they shall reimburse the Company for all legal advice costs and expenses.”

Additionally, Anheuser-Busch InBev N.V./S.A., the Company's indirectly controlling company, has an insurance policy with a pool of insurers stipulating payment or reimbursement of expenses incurred by its own managers and those of companies directly or indirectly controlled by it that arise from remedying damages caused to third parties or the Company, up to a guaranteed maximum coverage calculated by comparison with other companies that have similar risk profiles under the usual market conditions for such coverage.

The Company has an insurance policy with Zurich Brasil Seguros S.A. applicable to its managers and those of companies controlled by it for a guaranteed maximum coverage of US$25 million under normal market conditions for this type of coverage.

12.12- State whether the Company follows a code of good practices for corporate governance; if so, state the code followed and any corporate governance practices adopted by reason thereof

The Company's Board of Directors meeting held on July 31, 2013 approved the “Ambev S.A. Code of Business Conduct” which sets forth the main principles of ethical conduct that guide the Company's everyday routine and among other items stipulates the following practices for the Company's professionals ("Code of Conduct"):

(a)       Compliance with applicable law, in particular defense of competition legislation.

(b)       Adopting good relationship practices to ensure an excellent workplace environment, prioritizing practices such as recognizing each person's merits and affording equal opportunity for professional development depending on each employee's worth and contribution, and banning practices such as:

(i)         using a position to ask subordinates for personal favors or services;

(ii)       racial, sexual, religious or disability related discrimination; or

(iii)     offending coworkers or causing a situation that may lead to confrontation.

(c)       Adopting an "owner’s" attitude, focusing on freedom to identify opportunities and eliminate waste, thus taking the right measures for each case, prioritizing practices such as respecting the needs, integrity, expectations and privacy of customers, consumers, shareholders, colleagues, third parties, suppliers, financial institutions, local, national and international communities and governments, and barring practices such as:

(i)          removing the Company's internal material, including information relating to its operations, even if the employee has participated in their development;

(ii)       making copies - on paper, magnetic media or any other means - of documents that may contain the Company's confidential information, including information about customers, suppliers or any matter that relates to activities in the corresponding area of business;

(iii)     giving lectures or seminars or writing academic papers on the Company or matters that include or cover a professional's area of activity in the Company; or

(iv)     in the case of senior employees, not notifying the Board of Directors of their intention to run for office at municipal, state or federal government level.

(d)       Ensuring the Company's good image in all communication channels, including social networks, instant messaging applications, the internet in general, and informal conversations in the Company's external environment or by telephone, prohibiting practices such as:

(i)         expressing opinions while suggesting or implying that they represent the Company's official position;

(ii)       disclosing or sharing Company images, videos or internal that has not been disclosed through our own official channels; or

(iii)     exposing information about customers, partners or suppliers.

(e)       Protecting the Company's assets in order to ensure they will not be used for personal purposes and are used effectively.

(f)        Not offering presents to customers, suppliers, shareholders or others, or receiving them, and offering or delivering, directly or indirectly, any contribution, donation, favor or gifts to government entities or officials for them to act or use their influence in order to help the company win business or obtain undue advantage.

(g)       Neither competing with the Company nor allowing personal or family interests to exercise direct or indirect influence on the Company's business.

(h)       Dealing with customers and consumers of the Company fairly and in line with the obligation to act with integrity and honesty. No employee may take unfair advantage of anyone by misrepresentation or any unfair business practice.

(i)        Maintaining respectful and trustworthy relations with the Company's suppliers and resellers.

(j)        Not making comments about third parties, directly or indirectly, on issues related to the competition's products or services that are not based on actual or proven facts or for the purpose of publicly discrediting competitors' images.

(k)       Rejecting any actions that may be construed as anti-competitive, monopolistic or contrary to local, national or international law regulating competitive market practices.

(l)        Following the guidelines in Company's Introductory Guide to Competition Law.

(m)     Never giving information and/or interviews without prior authorization from the Company's External Communication department.

(n)        Informing the team in question of any procedures for relations with the press.

(o)       Advising suppliers not to disclose any project developed with the Company or at the stage of being deployed.

(p)       Keeping  discussion of matters pertaining to the Company restricted to the workplace

(q)       Not talking about the company's projects in airplanes, restaurants or bars.

(r)       Immediately notifying the Company's External Communication department whenever incorrect news or information is aired or broadcast that may affect the Company's image.

The full text of the Code of Conduct can be found at http://ri.ambev.com.br under “Corporate Governance”, “Policies and Codes”, “Code of Conduct”.

Other than our Code of Conduct, the Company does not follow any other code of good practices for corporate governance.

12.13 - Other relevant information

Company’s meetings held in the last 3 years:

Type	Date held	Quorum required(1)
Annual and Extraordinary General Meeting	April 29, 2016	Shareholders representing 87.9% of the company's total voting stock
Annual and Extraordinary General Meeting	April 29, 2015	Shareholders representing 87.6605% of the company's total voting stock
Extraordinary General Meeting	October 1, 2014	Shareholders representing 88.1204% of the company's total voting stock
Annual and Extraordinary General Meeting	April 28, 2014	Shareholders representing 87.5648% of the company's total voting stock
Extraordinary General Meeting	January 2, 2014	Shareholders representing 87.3751% of the company's total voting stock
Extraordinary General Meeting	July 30, 2013	Shareholders representing all share capital
Extraordinary General Meeting	June 17, 2013	Shareholders representing all share capital
Extraordinary General Meeting	April 2, 2013	Shareholders representing all share capital
Annual and Extraordinary General Meeting	March 1, 2013	Shareholders representing all share capital

(1)         In the last 3 years, there have been no meetings held after a second call to order.

13.1     Compensation policy and practice for the Board of Directors, Statutory Board of Officer, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects

a. purposes of the compensation policy or practice:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

b. compensation elements, indicating:

i a description of the elements of compensation and the purposes of each of them

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation designed to stimulate and reward significant accomplishments by means of profit sharing, remuneration based on shares, including the stock option plan and if approved, the stock plan. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable and long-term compensation, the latter reflected in profit sharing and stock options granted under the Company’s stock option plan and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights. If the Company’s stock plan is approved, the Executive Board shall also be compensated in this way.

Statutory Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3 “b” of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions.

c) Fiscal Council

The members of the Fiscal Council only receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and profit sharing. The compensation of the alternate members equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

d) Committees

All members of the Compliance Committee and the members of the Operations and Finance Committee that are part of the management of the Company do not receive any specific compensation for their activities in those committees. Members who do not meet this condition, receive annual fixed fees. Additionally, the members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

ii.           regarding the 3 last fiscal years, what is the participation of each element in total compensation

2015	Board of Directors	Statutory Board of Officers
Fixed Compensation	41.01%	19.44%
Fees	34.18%	15.56%
Direct and indirect benefits	6.84%	3.11%
Charges	0.00%	0.77%
Variable compensation	11.19%	24.04%
Share-based compensation, including stock options	47.79%	56.52%

2014 (*)	Board of Directors	Statutory Board of Officers
Fixed compensation	85.58%	72.67%
Fees	71.07%	59.11%
Direct and indirect benefits	14.51%	11.76%
Charges	0.00%	1.80%
Variable Compensation	14.42%	27.33%

2013 (*)	Board of Directors	Statutory Board of Officers
Fixed compensation	65.66%	57.11%
Fees	55.26%	43.36%
Direct and indirect benefits	10.40%	9.31%
Charges	0.00%	4.44%
Variable compensation	34.34%	42.89%

(*) Expenses with the stock options plan were not considered for determination of total compensation, since the guidelines regarding inclusion of these expenses in total compensation were disclosed by CVM at the beginning of the current year.

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to charges on remuneration (percentages applicable to the years 2015, 2014 and 2013).

iii.     methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research. It is therefore periodically reassessed to secure that the amounts paid are sufficient to meet the Company’s specific objectives in relation to the market.

Because variable compensation paid in cash is calculated as a multiple of fixed compensation, the criterion above is also applicable to this compensation element.

Regarding the determination of the value of options granted under the Company’s stock option plan, please refer to items 13.4 and 13.9 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below.

iv.                 reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short and long term results for the Company. On this regard, the Company secures a fixed compensation in line with that practiced in the market, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, the variable compensation (profit sharing) is defined according to the following basis: (i) Company’s targets must be challenging but achievable; (ii) below a certain level of target achievement, no variable compensation shall be due; on the other hand, outstanding accomplishments of targets must be compensated with profit sharing comparable to or even higher than top levels in the market; and (iii) variable compensation will only be granted if both the targets of the Company and those of the manager are achieved.

The possibility of granting options encourages the blending of interests of the shareholders and the management as a result of the investments in shares by its management, which shares shall be subject to restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional options may be granted depending on the reinvestment level of the variable compensation, and for certain stock option programs in force, the exercise of options depends on meeting the Company’s performance targets (see item 13.4 below).

If approved, the share-based compensation plan will represent another component of compensation linked to the Company’s shares, also aiming at achieving long-term results and the alignment of shareholders’ and Management’s interests.

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, since the amounts have a lock-up period of 5 or 10 years, then encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

Existence of members who do not receive compensation and the reason for that

 Three members of the Board of Directors do not receive compensation from the Company because they are also members of the Board of Directors of the Parent Company (AB Inbev), which bears payment of compensations to these employees.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for the Company and its management are: EBITDA, cash flow, sales volumes, brand preference indexes, operating revenues and fixed expenses, in addition to other specific indicators for the various departments of the Company.

Regarding the options granted under the Company stock option plan (as described in item 13.4 below), the exercise of part of the options granted in some existing stock option programs is conditioned to quantitative targets established for the Company in relation to the return on capital invested compared to the weighted average cost of capital of the Company over the long term.

d. how is the compensation structured to reflect the progress of performance indicators:

Part of the options granted, as described in item 13.4 below, may only be exercised if the return on capital invested of the Company exceeds its cost of capital by a margin specifically defined for each lot of stock options granted. In general, the target is assessed in relation to a period of three years as of the grant date. If the targeted return on capital is not met, the performance testing may be run again twice in relation to periods of four or five years, respectively, as of the date on which the options were granted.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the full closing price of preferred shares or ADRs issued by the Company at BM&FBovespa or NYSE, as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy is aligned with short, medium and long-term interests of the Company:

The fixed compensation is below compensation practiced in the market, but as the cycle is the segment of medium and long term, it is understood that granting of a substantial portion of compensation must be referring to those periods.

In this sense, the medium-term income is aligned with the compensation policy of the Company as to the payment of the annual bonus. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Company’s stock option plan requires a commitment of funds over the long-term, by virtue of the restrictions on sale applicable to the corresponding shares or the delivery of shares being contingent upon the executive continued employment with the Company.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving cash payment resulting from such Share Appreciation Rights benefits, structured to encourage the retaining of talent and appreciation of shares of the Company in accordance with the corresponding lock-up periods of five or ten years.

As such, it is understood that the compensation policy is totally in accordance with the monitoring of the Company’s performance and, therefore, reaffirms the sharing of the risk and profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

On November 25, 2008, some Company managers received stock options of shares issued by Anheuser-Busch InBev N.V./S.A. (“ABI”), the controlling shareholder of the Company, totaling approximately five million options. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half shall become on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

13.2. Regarding the compensation of the Board of Directors, Executive Management and Fiscal Council recognized in the income statement for the three previous fiscal years and forecasts for current year

Forecast for 2016	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	12.00	10.25	5.67	27.92
No. of members receiving compensation	9.00	10.25	5.67	24.92
Annual Fixed Compensation
Salary/fees	5,230,044.00	10,005,875.00	1,562,932.00	16,798,851.00
Direct and indirect benefits	-	492,826.00	-	492,826.00
Compensation for sitting on Committees	-	-	-	-
Other	1,046,009.00	2,001,175.00	312,586.00	3,359,770.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	3,736,623.00	26,124,683.00	-	29,861,306.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation, including stock options*	6,993,327.00	33,780,980.44	-	40,774,307.44
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	17,006,003.00	72,405,539.44	1,875,518.00	91,287,060.44

*The share-based compensation estimated for 2016 includes any grant to be made within the scope of the stock plan, if approved by shareholders.

2015	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	12.00	10.25	5.67	27.92
No. of members receiving compensation	9.00	10.25	5.67	24.92
Annual Fixed Compensation
Salary/fees	4,669,682.00	8,933,817.00	1,395,475.00	14,998,974.00
Direct and indirect benefits	-	440,023.00	-	440,023.00
Compensation for sitting on Committees				-
Other	933,936.00	1,786,763.00	279,095.00	2,999,794.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	1,529,566.00	13,803,619.35	-	15,333,185.35
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation. including stock options	6,530,174.00	32,445,718.00	-	38,975,892.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	13,663,358.00	57,409,940.35	1,674,570.00	72,747,868.35

2014	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	12.00	10.00	6.00	28.00
No. of members receiving compensation	9.00	10.00	6.00	25.00
Annual Fixed Compensation
Salary/fees	4,341,214.00	9,495,230.00	1,281,682.00	15,118,126.00
Direct and indirect benefits	-	289,538.00	-	289,538.00
Compensation for sitting on Committees	-	-	-	-
Other	885,995.00	1,888,482.00	256,336.00	3,030,813.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	880,992.00	4,390,571.00	-	5,271,563.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation	5,686,407.00	33,616,733.00	-	39,303,140.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	11,794,608.00	49,680,554.00	1,538,018.00	63,013,180.00

2013	Board of Directors	Executive Officers	Fiscal Council	Total
No of Members	10.00	11.00	6.00	27.00
No. of members receiving compensation	7.00	11.00	6.00	24.00
Annual Fixed Compensation
Salary/fees	3,821,215.00	9,925,110.00	1,173,929.00	14,920,254.00
Direct and indirect benefits	-	1,015,906.00	-	1,015,906.00
Compensation for sitting on Committees	-	-	-	-
Other	718,847.00	2,130,165.00	234,786.00	3,083,798.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	2,374,350.00	9,816,916.00	-	12,191,266.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation	5,327,230.00	38,096,939.00	-	43,424,169.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total	12,241,642.00	60,985,036.00	1,408,715.00	74,635,393.00

13.3. Regarding the variable compensation of the Board of Directors, the Executive Management and the Fiscal Council for the three previous fiscal years and the forecasts for current fiscal year:

Variable compensation forecast for 2016

Body	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	12.00	10.25	5.67	27.92
No. of members receiving compensation	1.00	10.25	0.00	11.25
Bonus
Minimum amount according to compensation plan	-	-	-	0
Maximum amount according to compensation plan	-	-	-	0
Amount provided for in compensation plan in case the targets are met	-	-	-	0
Profit sharing
Minimum amount according to compensation plan	177,490	1,240,922	-	1,418,412
Maximum amount according to compensation plan	3,736,623	26,124,683	-	29,861,306
Amount provided for in compensation plan in case the targets are met	2,335,389	15,640,958	-	17,976,347

Variable compensation for the fiscal year ended on 12/31/2015

Body	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	12.00	10.25	5.67	27.92
No. of members receiving compensation	1.00	10.25	0.00	11.25
Bonus
Minimum amount according to compensation plan	-	-	-	0
Maximum amount according to compensation plan	-	-	-	0
Amount provided for in compensation plan in case the targets are met	-	-	-	0
Profit sharing
Minimum amount according to compensation plan	167,207	910,379	-	1,077,586
Maximum amount according to compensation plan	3,520,145	19,165,875	-	22,686,020
Amount provided for in compensation plan in case the targets are met	2,200,090	11,978,672	-	14,178,762
Amount effectively recognized in the income statement for the fiscal year	1,529,566	13,803,619	-	15,333,185

Variable compensation for the fiscal year ended on 12/31/2014

	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	12.00	10.00	6.00	28.00
No. of members receiving compensation	1.00	10.00	0.00	11.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	861,025	5,335,001	-	6,196,026
Maximum amount according to compensation plan	3,559,794	15,002,331	-	18,562,125
Amount provided for in compensation plan in case the targets are met	2,224,871	11,813,807	-	14,038,678
Amount effectively recognized in the income statement for the fiscal year	880,992	4,390,571		5,271,563

Variable compensation for the fiscal year ended on 12/31/2013

	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	10.00	11.00	6.00	27.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	767,376	4,793,666	-	5,561,042
Maximum amount according to compensation plan	3,197,399	13,315,739	-	16,513,138
Amount provided for in compensation plan in case the targets are met	1,998,374	11,299,367		13,297,741
Amount effectively recognized in the income statement for the fiscal year	2,374,350	9,816,916	-	12,191,266

(1)          Note: As shown in the table of item 13.2 above, the Company only pays profit sharing. Therefore, bonus payment does not apply for the purposes of this item 13.3.

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Executive Management in force for the last fiscal year and forecasted for current fiscal year

a. general terms and conditions:

Under the Company Stock Option Plan (the “Plan”), senior employees and management of the Company or its direct or indirect subsidiaries (the “Beneficiaries”) are eligible to receive stock options of the Company. They may also be granted American Depositary Receipts (“ADRs”). Currently, approximately 700 people (including managers and employees) hold stock options for shares of the Company, taking all the together.

The Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013. The Plan provides for the general conditions applicable to the granting of options, the criteria to determine the acquisition price, the terms and conditions applicable to such options, restrictions on the transfer of shares acquired under the Plan, as well as several duties of the Board of Directors in the capacity of administrator of the Plan. The Board of Directors may delegate their duties under the Plan to a specific committee.

Under the Plan, the Board of Directors has powers to manage the Plan in compliance with its general conditions. The Board of Directors grants options establishing the terms and conditions applicable to each Grant through stock option programs (the “Programs”), which define the Beneficiaries, the number and type of shares of the Company subject to such grant, the exercise price, the exercise periods and the maximum term for exercising the options, rules regarding the transfer of options and potential restrictions applicable to the underlying shares, conditions to the delivery of shares acquired, rules applicable in case of termination of employment, as well as provisions regarding applicable penalties. It may also provide for targets related to the performance of the Company, and the Board of Directors may also define specific rules applicable to Beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling shareholder or its subsidiaries.

On July 31, 2013, the Board of Directors approved the migration program (“Migration Program”), with the purpose of receiving the options granted but not exercised by the Beneficiaries in the context of the Stock Option Plan of Companhia de Bebidas das Américas – Ambev, which shares were incorporated by the Company on July 30, 2013. The Extraordinary Shareholders’ Meetings of Companhia de Bebidas das Américas – Ambev and of the Company, held on January 2, 2014, approved the merger of Ambev into the Company..

The Migration Program has a total volume of 1% of Company´s capital stock as of the approval date of such Program, and its specific conditions are the same of the stock programs approved by Companhia de Bebidas das Américas – Ambev and that were effective as of the date of its shares incorporation by the Company (“Received Programs”). The rules of Received Programs remain entirely in effect to the extent that they are applicable to the options granted in the context of the Migration Program, subject to the required adjustments arising from the incorporation of shares abovementioned and from the terms and conditions defined in the Plan. The individual conditions and quantity of options granted to each Beneficiary are described in the adhesion term signed by each Beneficiary.

It was also received by the Company the granting of additional stock options approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on December 21, 2010, to some executives who are transferred to the United States of America, provided that they waive their right to a discount on the exercise price of options for the amounts of dividends and interest on own capital assigned to them until the date of the new grant and which would be assigned to them until the exercise date, provided that each new option shall comply with the approved terms of the respective Program (“Dividend Waiver”).

Additionally, the Company also received the long-term wealth incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential, denominated Share Appreciation Rights. Such incentive is beyond the scope of the Plan, since it does not involve settlement by the granting or acquisition of shares. Under the phantom stock program, each beneficiary will receive two separate lots of Share Appreciation Rights – Lots A and B – subject to lock-up periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remained at the Company or in any company of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of preferred shares or ADRs of the Company at BM&FBovespa or NYSE, respectively, at the trading session immediately before such deadlines, and each phantom stock will correspond to one preferred share or ADR, as applicable. The Share Appreciation Rights granted will not ascribe to their Beneficiary the condition of shareholder of the Company. Such beneficiaries will not be entitled to any right or prerogative as a result of such condition, and particularly, any right to receive dividends and other rights provided for by Law No. 6,404/76, as amended, as well as in the By-Laws of the Company. The benefits ascribed to the granting of Share Appreciation Rights shall be classified as variable compensation. For a better understanding, the material information regarding this compensation element is further described in this item 13.4 and its applicable sub-items.

In addition, the Share-Based Compensation Plan (“Stock Plan”) will be submitted for shareholders’ approval, on the terms described in Exhibit B.III to the Management Proposal.

b. main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to acquire shares of the Company, in the terms of the Plan, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plan.

The purposes of the phantom stock program are the same, except for the fact that such rights are not part of the Plan and that there is no physical delivery of shares. The program also seeks to promote the expansion of the business of the Company and a lining up of interests to generate value in the long and very long term, as well as encouraging talent retention.

c. how does the Plan contribute to these objectives:

The possibility of acquiring shares issued by the Company under advantageous conditions  allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term.

In the case of the Plan, Beneficiaries are invited to commit their own funds purchasing stocks and then seek for their appreciation in the future once, in some cases, restricted sale periods or, in others, delivery of stocks purchased through the exercise of call options is contingent upon continued employment with the Company. Therefore, this Plan also strives to ensure that the Company retains its executive and senior employees.

In case of Share Appreciation Rights, the beneficiaries are also encouraged to seek for the future appreciation of stocks, maximizing the amount of the benefit they may receive. Moreover, the phantom stock program was structured primarily taking into account the retention of talent deemed strategic and of high potential to the Company. Therefore, the phantom stock program provides for long terms (five and ten years) in order to receive the potential benefit, totally contingent upon continued employment of the beneficiary with the Company or companies of the group.

d. how does the Plan fit into the Company compensation policy

The Plan is part of the variable compensation mechanism of the Company, in this case strongly designed to encourage the direct commitment of its Beneficiaries with the performance of the Company in the long term. The Stock Plan, if approved, will become an integral part of this same mechanism, with the same objectives.

As described below, the Plan contains elements that encourage the commitment of Beneficiaries by giving them the option to allocate their own funds to purchase shares, allowing attractive earnings with the appreciation of the shares of the Company, in addition to ensuring shareholder payback in the long term.

The phantom stock program incentives continued employment of executives that the Company may deem highly strategic to its business and activities, so that they may receive an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term

The options granted under the Plan provide for mechanisms that enable lining up the interests of the management in different time horizons, despite of the fact that the primary purposes of the Plan are related to lining up interests in the long term.

In the short term, the managers participating in the Plan are encouraged to contribute to high earnings of the Company, as they will also have the right to receive dividends as shareholders.

Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the Beneficiary’s share in profits to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer or delivery contingent upon continued employment of the Beneficiary with the Company. For this reason, Beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up period during which they cannot be transferred (please refer to item “l” below), or a vesting period during which such shares will remain unavailable (because they were not delivered).

Furthermore, there are options that may only be exercised after a vesting period of five years. Therefore, granting those options serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of considerable gains in the event of appreciation of the stocks of the Company.

In the case of the phantom stock program, grants are essentially designed to align interests in the long and very long term. Any amounts received under such program may only be paid after the applicable lock-up period of 5 or 10 years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets.

f. maximum number of shares covered

On December 31, 2015, the maximum number of shares covered by options not yet exercised totaled 25,033,406 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all outstanding Programs.

g. maximum number of options to be granted

Under each program the following numbers of options have been granted to the members of the Board of Directors and Board of Officers:

Plan	Number of options
2006 Program:	1,438,950
2007 Program:	1,595,925
2008 Program:	1,362,800
2009 Program:	2,895,675
2009.2 Program:	318,375
2010 Program:	999,975
2010.2 Program:	58,050
2010.3 Program:	1,933,200
2011 Program:	2,882,875
2012 Program:	2,095,605
2013 Program:	1,977,101
2014 Program:	2,563,426
2015 Program:	2,081,454
Dividend waiver:	2,826,995

(1) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

(2) When necessary, the number of granted options was adjusted to reflect stock splits during the period.

h. conditions to acquire shares

(i) Programs from 2006 to 2010

The conditions applicable to the Received Programs denominated by Companhia de Bebidas das Américas – Ambev as 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs provide for a split of the granted options among Lot A, Lot B and Lot C. Lot A corresponds to the number of options equal to the net value of 50% of the profit sharing received by the Beneficiary, divided by Lot A exercise price. Lot B, in turn, may only be exercised jointly with Lot A, provided that the Beneficiary may elect not to exercise it or to exercise Lot B1 (corresponding to the remaining 50% of its profit sharing) or Lot B2 (corresponding to 25% of its share in the profits).

Lot C, also referred to as supplementary option, has its exercise necessarily conditioned to the exercise of Lots A and B, so that the decision to exercise Lot B1 will give the right to exercise Lot C1, while the decision to exercise Lot B2 will give the right to exercise Lot C2. Lot C1 consists of a number of options corresponding to 50% of the Beneficiary share in profits (calculated at gross value, this is to say before taxes), divided by the market value in the respective Programs, and multiplied by 4.6. Lot C2, in turn, consists of options corresponding to 25% of the Beneficiary share in profits (calculated at the gross value, this is to say before taxes), divided by the market value and multiplied by 2.3.

The supplementary option (Lot C) may only be exercised (i) if in compliance with a vesting period of five years as of the date of the relevant agreement entered into with the Beneficiary; and (ii) if specific quantitative targets of return on equity regarding the Company are met, so that the return on equity exceeds the Company’s cost of capital by the margin defined in each Program. Meeting this target must be initially ascertained in relation to a period of three years as of the date of the relevant Program. If such target is not met, the performance testing may be conducted two more times regarding the periods of four and five years as of the Program date

(ii) Programs beginning in 2010

Under the Received Programs denominated by Companhia de Bebidas das Américas – Ambev as 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1 and 2014.1 Programs, as well as Company’s 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs, one or two types of grant may be awarded, as follows: (i) under grant 1, the exercise price of the options must be paid on demand, although the delivery of a substantial part of the shares acquired is contingent upon continued employment with the Company for a term of five  years as of the exercise date; and (ii) under grant 2, a Beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

Share Appreciation Rights

The phantom stock program does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for Lot A and ten years for Lot B, and it is not contingent upon the Company meeting performance targets.

i. criteria to set the acquisition or exercise price

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below is the criteria to fix the acquisition or exercise price issued by the Company.

(i) Programs from 2006 to 2010

The Lot A and Lot C options must be acquired for the price corresponding to the average value of closing prices for shares of the same type traded at BM&FBOVESPA over a 30-days window prior to grant date (“Market Value”), or, in specific cases, e.g. for employees of subsidiaries with head offices abroad, the average closing price of ADRs traded at the New York Stock Exchange – NYSE (“NYSE”) over the same period, or as specifically provided by the Program. The exercise price of Lot B options shall be equal to that of Lots A and C options, applying a ten percent (10%) discount.

For the supplementary option (Lot C), the amounts corresponding to the dividends and interest on own capital effectively paid out by the Company on the underlying shares in the period between grant date and exercise date is deducted from the exercise price, except in some specific cases.

(ii) Programs beginning in 2010

Pursuant to the new model (2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs), the exercise price of grant 1 options corresponds to the closing price of similar stocks traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the closing price of American Depositary Receipts (“ADR”) traded at the New York Stock Exchange (“NYSE”) over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

This phantom stock program does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the Beneficiary. Such amount in Reais is determined at the end of the lock-up period applicable to each Lot, based on the closing price of preferred shares or ADRs issued by the Company on the trading session of BM&FBOVESPA or NYSE, as applicable, immediately before the date of payment. Each phantom stock shall correspond to one preferred share or ADR, as applicable.

j. criteria to set the final term for exercise

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below is the criteria to fix the exercise term of the options issued by the Company.

(i) Programs from 2006 to 2010

Under the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, Lot A and Lot B must be exercised immediately, concomitantly with the execution of the option grant agreement by the Beneficiary, then obtaining the immediate commitment of Beneficiaries, provided that potential gains will only be obtained in the long term, according to the purposes of the Plan. Lot C, in turn, is subject to a vesting period of five (5) years as of the date of execution of the option grant agreement. This term is necessary to meet the return targets, resulting in a long-term commitment by the Beneficiary

Once such vesting period has elapsed, the Lot C options may be exercised within an extinctive term of five (5) years, then securing to Beneficiaries a longer window to elect the best time to commit a new portion of its funds to the exercise of options.

(ii) Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs, grant 1 lots may only be exercised in full immediately upon the execution of the option grant agreement by the Beneficiary. Grant 2 lots, in turn, provide for a vesting period of five years for the options to be exercised.

Share Appreciation Rights

Lot A provides for a term of five years to receive the relevant amounts, while in the case of Lot B, such term is of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

k. form of settlement

Company intends to use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital.

The rule is that the exercise price must be paid on demand upon subscription or purchase of the corresponding shares. Regarding Lot C options, they may be paid within five days as of their exercise date.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

l. restrictions to the transfer of shares

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below is the criteria to fix the restrictions to the transfer of shares.

(i) Programs from 2006 to 2010

In relation to the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the shares resulting from the exercise of Lot A options are subject to a lock-up period of three years; while the shares resulting from the exercise of Lot B options, are subject to a lock-up period of five years, both of them as of the date of acquisition or subscription of the corresponding shares. Lot C options may only be exercised after a vesting period of five (5) years, but the shares resulting from their exercise are not subject to any lock-up period, they may be freely transferred at any time.

(ii) Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs, the shares resulting from the exercise of grant 1 options are subject to a lock-up period of five years as of the exercise date, while the shares resulting from the exercise of grant 2 options are free and clear and may be transferred at any time.

Share Appreciation Rights

The phantom stock program does neither involve the physical delivery of shares, nor the acquisition of a shareholder condition by their beneficiaries. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the phantom stock program is subject to the grace periods described in sub-item “h” above.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Plan may be amended or terminated by the Board of Directors. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or Beneficiaries in force.

In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan

(i) Programs from 2006 to 2010

In case of withdrawal or resignation of a manager of the Company, the shares resulting from the exercise of Lot A and Lot B options shall remain the property of their Beneficiary, and they shall be released from the applicable lock-up periods as described in item 13.4.l above. In this case, the relevant manager is required to return to the Company an amount corresponding to the 10% discount granted in the exercise of Lot B options.

In other cases such as retirement or permanent disability, the shares shall also remain with the manager and shall be released from the applicable lock-up periods. In these cases, the Beneficiary will only be required to return the 10% discount granted in relation to the exercise of Lot B options if he/she leaves the Company within 24 months as of the commencement of the relevant employment contract.

In case of (i) voluntary leave or resignation, or (ii) dismissal or discharge for case, Lot C option not yet exercised may be exercised within a term of ninety (90) days, while options whose vesting period has not yet elapsed will be terminated.

Should the Beneficiary leave the Company for any other reason, or should the Beneficiary retire at less than 60 (sixty) years of age, Lot C option granted less than 24 months before will lapse, while the Lot C options granted more than 24 months before may be exercised within a period of one hundred and eighty (180) days after the applicable vesting period has elapsed. However, in this case, the Beneficiary must execute a non-compete agreement with a minimum term of two years and must also comply with the lock-up periods and performance targets applicable under the corresponding Program. Also, the number of options open for exercise will be proportional to the period the Beneficiary’s employment contract or term of office remained in force after the options grant.

In case the Beneficiary retires at more than 60 years of age or is subject to permanent disability, he/she will have the right to exercise all the options not yet exercised, provided that he/she also executes the above-mentioned non-compete agreement and complies with the lock-up periods and performance targets applicable under the corresponding Program.

In case of death a Beneficiary, his/her successors shall have the right to immediately exercise, in accordance with the terms of the relevant Program, the options not yet exercised, on a pro rata basis to the term during which the employment contract or term of office of the Beneficiary remained in force after the date the options were granted. In this case, compliance with the performance targets under the Program will be waived, and no lock-up period shall apply.

(ii) Programs beginning in 2010

Under the 2010.2 Program, in the case of grant 1 options, except as provided below, upon termination of an employment contract for any reason whatsoever during the applicable vesting period, the relevant Beneficiary will lose the right to receive any shares not yet received and will be required to return to the Company the amount corresponding to the 10% discount in the exercise price.

In case the Beneficiary retires at more than 60 years of age, he/she will have the right to receive the corresponding shares, complying with the vesting period established in the Program and provided that he/she executes a non-compete agreement for a minimum term of two years and complies with the applicable lock-up periods. In the event of termination of the employment contract or term of office by virtue of dismissal for any reason other than for cause or retirement of a Beneficiary under the age of 60 years after 24 months as of the date the options were granted: (i) provided that he/she executes the non-compete agreement mentioned above, the Beneficiary will be entitled to receive, always on a pro rata basis to the number of months during which he/she has performed his/her functions, as of the grant date, any options granted, as well as the shares ascribed to him/her until the date of termination of his/her employment or tenure; (ii) must return to the Company, on a pro rata basis, the amount corresponding to the 10% discount on the exercise price; and (iii) comply with any applicable lock-up period. In case of his/her death or permanent disability, the Beneficiary (or his/her heirs or successors) shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period.

In the case of grant 2 options under the 2010.2 Program, in the event of (i) termination of the employment contract for cause or a similar reason, resignation or renouncement, a Beneficiary will lose his/her right to exercise any options not yet qualified to be exercised, and options qualified to be exercised may be exercised within 90 days as of the severance date of termination, after which term they will be canceled; (ii) termination of the employment without cause, the options that are not qualified to be exercised will lapse and those qualified to be exercised may be exercised within a term of 180 days as of the severance date, after which they will be cancelled; (iii) retirement before 60 years of age, the options not qualified to be exercised will lapse and those qualified to be exercised may be so until March 30, 2020; (iv) retirement after the age of 60, the Beneficiary may exercise any options not yet qualified to be exercised under the Program, provided that he/she executes a non-compete agreement with a minimum term of two years and complies with the applicable lock-up periods; the options already qualified to be exercised may be so until March 30, 2020; and (v) death or permanent disability, all options, either qualified to be exercised or not shall become immediately exercisable until March 30, 2020.

Under the 2010.3, 2011.2, 2012.2, 2013.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs, in the event of termination of the Beneficiary’s employment contract, the following rules shall apply: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a Beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the Beneficiary may only exercise his/her options on a pro rata basis if he/she has subscribed Lot B in the past five years, provided that he/she executes a non-compete agreement and, in case severance has occurred after 24 months, the Beneficiary may exercise his/her options on a pro rata basis provided also that he/she executes the above-mentioned non-compete agreement; (iv) in the event of severance after a Beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that any options not qualified to be exercised may be so, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, require any such exercise be contingent upon the execution of a non-compete agreement.

Under the 2011.1, 2012.1, 2013.1 and 2014.1 Programs, in case the Beneficiary’s employment contract or term of office terminates for any reason whatsoever, except as provided below, during a vesting period, the Beneficiary will lose the right to receive the respective shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the Beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the Program shall remain in force.

In the event of severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the Beneficiary will lose his/her right to receive the shares, except if the Beneficiary shall have allocated 100% of his Bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) in case severance has occurred after 24 months as of the option grant, the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors.

In the event of severance after a Beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the Program. In this case, restrictions on the transfer of shares under the Program shall remain force.

In case of death or permanent disability of the Beneficiary – in the latter case, contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

Share Appreciation Rights

In relation to Lot A: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a Beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a Beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the Beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to Lot B: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a Beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting term: the Share Appreciation Rights shall be canceled and terminated by operation of law; (b) severance between 5 and 10 years of grant date anniversary: the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

13.5 In relation to share-based payments made to the Board of Directors and Executive Management recognized in the income statement of the last three fiscal years and the forecast for current year

Share-based compensation estimated for the current fiscal year (*)

	Board of Directors	Executive Management
No. of Members	6.00	10.00
No. of members receiving compensation	6.00	10.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	16.11	16.77
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	2.97	2.16
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0388%	0.0482%
Share-based compensation – year ended on 12/31/2015
	Board of Directors	Executive Management
Nº of Members	6.00	10.00
No. of members receiving compensation	6.00	10.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	13.72	14.55
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	1.09	1.45
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0467%	0.0461%

Share-based compensation – year ended 12/31/2014

	Board of Directors	Executive Management
No. of members	6.00	10.00
No. of members receiving compensation	6.00	10.00
Weighted average exercise price:
Options outstanding in the beginning of fiscal year	10.72	11.95
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	0.92	0.32
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0289%	0.0712%

Share-based compensation – year ended 12/31/2013

	Board of Directors	Executive Management
No. of members	5.00	10.00
No. of members receiving compensation	5.00	10.00
Weighted average exercise price:
Options outstanding in the beginning of fiscal year	8.20	7.79
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	0.37
d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0525%	0.1169%

For each grant recognized in income for the past three (3) fiscal years and the current fiscal year
Current Fiscal Year (*)	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/2/2013	12/2/2013
Number of Options Granted	1,514,280	1,368,595	1,148,120	950,485	1,052,074	925,027
Vesting Period	11/30/2016	11/30/2016	11/30/2017	11/30/2017	12/2/2018	12/2/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	12/2/2023	12/2/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,496,261.20	5,871,272.55	6,440,953.20	5,332,220.85	6,428,172.14	5,651,914.97

Current Fiscal Year (*) Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	12/1/2014	12/1/2014	12/1/2015	12/1/2015	12/22/2015	12/22/2015
Number of Options Granted	1,421,323	1,142,103	484,967	1,090,569	-	505,918
Vesting Period	12/1/2019	12/1/2019	12/1/2020	12/1/2020	12/22/2020	12/22/2020
Term for exercise of the Options	12/1/2024	12/1/2024	12/1/2025	12/1/2025	12/22/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,390,879.60	5,938,935.60	3,802,141.28	8,550,060.96	-	3,966,397.12

Current Fiscal Year (*) Cont. III	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	12/1/2016	12/1/2016	12/22/2016	12/22/2016
Number of Options Granted	484,967.00	1,090,569	0	505,918
Vesting Period	12/1/2020	12/1/2020	12/22/2020	12/22/2020
Term for exercise of the Options	12/1/2025	12/1/2025	12/22/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA
Fair value of options on grant date	3,802,141.28	8,550,060.96	-	3,966,397.12

(*) Based on the best estimates of the Company’s management and on data for the fiscal year 2015.

12/31/2015	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	3/30/2010	3/30/2010	8/19/2010	8/19/2010	11/30/2010	11/30/2010
Number of Options Granted	852,850	147,125	58,050	-	811,900	1,121,300
Vesting Period	3/30/2015	3/30/2015	3/30/2015	3/30/2015	11/30/2015	11/30/2015
Term for exercise of the Options	3/30/2020	3/30/2020	3/30/2020	3/30/2020	11/30/2020	11/30/2020
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,899,690.00	500,225.00	255,746.24	-	2,934,823.64	4,053,230.39

12/31/2015 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/2/2013	12/2/2013
Number of Options Granted	1,514,280	1,368,595	1,148,120	950,485.00	1,052,074	925,027
Vesting Period	11/30/2016	11/30/2016	11/30/2017	43,069.00	12/2/2018	12/2/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	44,895.00	12/2/2023	12/2/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,496,261.20	5,871,272.55	6,440,953.20	5,332,220.85	6,428,172.14	5,651,914.97

12/31/2015 Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	12/1/2014	12/1/2014	12/1/2015	12/1/2015	12/22/2015	12/22/2015
Number of Options Granted	1,421,323	1,142,103	484,967	1,090,569	0	505,918
Vesting Period	12/1/2019	12/1/2019	12/1/2020	12/1/2020	12/22/2020	12/22/2020
Term for exercise of the Options	12/1/2024	12/1/2024	12/1/2025	12/1/2025	12/22/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,390,879.60	5,938,935.60	3,802,141.28	8,550,060.96	-	3,966,397.12

12/31/2014	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	8/28/2009	8/28/2009	3/30/2010	3/30/2010	8/19/2010	-
Number of Options Granted	701,175	1,149,850	852,850	816,825	116,100	-
Vesting Period	8/28/2014	8/28/2014	3/30/2015	3/30/2015	3/30/2015	-
Term for exercise of the Options	8/28/2019	8/28/2019	3/30/2020	3/30/2020	3/30/2020	-
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,539,936.32	4,165,216.64	2,899,690.00	2,777,205.00	511,492.00	-

12/31/2014 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2010	11/30/2010	-	2/28/2011	11/30/2011	11/30/2011
Number of Options Granted	606,825	1,774,800	-	278,050	662,005	1,776,920
Vesting Period	11/30/2015	11/30/2015	-	4/30/2012	11/30/2016	11/30/2016
Term for exercise of the Options	11/30/2020	11/30/2020	-	4/30/2017	11/30/2021	11/30/2021
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,193,526.74	6,415,476.05	-	2,490,243.61	2,840,001.45	7,622,986.60

12/31/2014 Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2012	11/30/2012	12/2/2013	12/2/2013	12/1/2014	12/1/2014
Number of Options Granted	548,870	1,702,160	467,260	1,551,126	567,819	2,135,934
Vesting Period	11/30/2017	11/30/2017	12/2/2018	12/2/2018	12/1/2019	12/1/2019
Term for exercise of the Options	11/30/2022	11/30/2022	12/2/2023	12/2/2023	12/1/2024	12/1/2024
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	3,079,160.70	9,549,117.60	3,155,725.10	10,475,810.57	3,459,586.95	13,013,740.99

12/31/2013	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	4/30/2008	4/30/2008	-	3/30/2009	8/28/2009	8/28/2009
Number of Options Granted	1,728,250	2,320,675	-	2,577,575	701,175	4,346,625
Vesting Period	4/30/2013	4/30/2013	-	3/30/2014	8/28/2014	8/28/2014
Term for exercise of the Options	4/30/2018	4/30/2018	-	3/30/2019	8/28/2019	8/28/2019
Lock-up Period	NA	NA	-	NA	NA	NA
Fair value of options on grant date	5,775,811.50	7,755,695.85	-	6,828,975.65	2,539,936.32	15,745,214.40

12/31/2013 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	3/30/2010	3/30/2010	8/19/2010	-	11/30/2010	11/30/2010
Number of Options Granted	852,850	1,433,625	116,100	-	606,825	2,066,100
Vesting Period	3/30/2015	3/30/2015	3/30/2015	-	11/30/2015	11/30/2015
Term for exercise of the Options	3/30/2020	3/30/2020	3/30/2020	-	11/30/2020	11/30/2020
Lock-up Period	NA	NA	NA	-	NA	NA
Fair value of options on grant date	2,899,690.00	4,874,325.00	511,492.48	-	2,193,526.74	7,468,455.64

12/31/2013 Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	2/28//2011	-	2/28//2011	-	2/28//2011	-
Number of Options Granted	1,406,330	-	614,910	-	522,110	-
Vesting Period	4/27/2011	-	4/27/2012	-	4/27/2013	-
Term for exercise of the Options	4/27/2016	-	4/27/2017	-	4/27/2018	-
Lock-up Period	NA	-	NA	-	NA	-
Fair value of options on grant date	12,595,260.61	-	5,507,207.91	-	4,676,079.95	-

12/31/2013 Cont. III	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/2/2013	12/2/2013
Number of Options Granted	662,005	1,976,090	548,870	1,860,395	467,260	1,737,528
Vesting Period	11/30/2016	11/30/2016	11/30/2017	11/30/2017	12/2/2018	12/2/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	12/2/2023	12/2/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,840,001.45	8,477,426.10	3,079,160.70	10,436,815.95	2,854,958.60	10,616,296.08

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) For certain stock option plans, the exercise price is restated according to the variation of the IGP-M index and deducted from the amounts of dividends and interest on own capital paid by the Company since the date the options were granted, reason why the prices informed in each table (this is to say, in relation to 2009, 2010 and 2011, respectively) are different.

(3) The potential dilution considers that 100% of the options granted are exercised on the base date of the Reference Form, namely, December 31, 2013, and that the Company issues new shares as a result of the exercise of such options. Dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance. For further information, please refer to item 13.9.

(4) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and Executive Management are exercised on the base date of this Reference Form, this is to say, December 31, 2015, and that the Company issues new shares as a result  thereof. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2015)	Potential dilution if all options are exercised
Board of Directors	04/27/06	1,438,950	15,717,615,419	0.0092%
	04/30/07	1,143,150	15,717,615,419	0.0073%
	04/30/08	989,925	15,717,615,419	0.0063%
	08/28/09	701,175	15,717,615,419	0.0045%
	03/30/10	852,850	15,717,615,419	0.0054%
	08/19/10	58,050	15,717,615,419	0.0004%
	11/30/10	811,90	15,717,615,419	0.0052%
	11/30/11	1,514,280	15,717,615,419	0.0096%
	11/30/12	1,148,120	15,717,615,419	0.0073%
	12/02/13	1,052,074	15,717,615,419	0.0067%
	12/01/14	1,421,323	15,717,615,419	0.0090%
	12/01/15	484,967	15,717,615,419	0.0031%
Executive Officers	4/30/2007	452.775	15,717,615,419	0.0029%
	4/30/2008	372,875	15,717,615,419	0.0024%
	3/30/2009	318,375	15,717,615,419	0.0020%
	8/28/2010	2,194,500	15,717,615,419	0.0140%
	3/30/2010	147,125	15,717,615,419	0.0009%
	11/30/2010	1,121,300	15,717,615,419	0.0071%
	2/28/2011	278,050	15,717,615,419	0.0018%
	6/27/2011	2,359,930	15,717,615,419	0.0150%
	11/30/2012	1,368,595	15,717,615,419	0.0087%
	12/21/2011	189,015	15,717,615,419	0.0012%
	11/30/2012	950,485	15,717,615,419	0.0060%
	12/21/2013	925,027	15,717,615,419	0.0059%
	12/1/2014	1,142,103	15,717,615,419	0.0073%
	12/1/2015	1,090,569	15,717,615,419	0.0069%
	12/22/2015	505,918	15,717,615,419	0.0032%

(1) When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.

(2) According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.6. Information regarding outstanding options held by the Board of Directors and Executive Management at the end of the last fiscal year

12/31/2015	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1.00	-	1.00	1.00	1.00	2.00	-	1.00	1.00	2.00
Nº of members receiving compensation	1.00	-	1.00	1.00	1.00	2.00	-	1.00	1.00	2.00
Grant Date	04/27/06	04/27/06	04/30/07	04/30/07	04/30/08	04/30/08	03/30/09	03/30/09	08/28/09	08/28/09
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	1,438,950	-	1,143,150	452,775	989,925	372,875	-	318,375	701,175	2,194,500
Maximum term for exercise	04/27/16	04/27/16	04/30/17	04/30/17	04/30/18	04/30/18	03/30/19	03/30/19	08/28/19	08/28/19
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price	-	0.50	-	1.03	-	2.30	-	2.81	-	4.50
Fair value of options on the last day of the fiscal year	17.63	17.63	17.21	17.21	16.02	16.02	17.33	17.33	15.82	15.82
Fair value of the total of options on the last day of the fiscal year	25,370,888.69	-	19,673,135.11	7,792,069.06	15,858,993.14	5,973,606.15	-	5,516,258.10	11,092,011.58	34,715,184.38

12/31/2015 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1.00	1.00	1.00	-	1.00	7.00	-	1.00	-	1.00
Nº of members receiving compensation	1.00	1.00	1.00	-	1.00	7.00	-	1.00	-	1.00
Grant Date	03/30/10	03/30/10	08/19/10	08/19/10	11/30/10	11/30/10	02/28/11	02/28/11	06/27/11	06/27/11
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	852,850	147,125	58,050	-	811,900	1,121,300	-	278,050	-	275,130
Maximum term for exercise	03/30/20	03/30/20	03/30/20	03/30/20	11/30/20	11/30/20	04/30/17	04/30/17	04/30/17	04/30/17
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	7.47	-	9.36	9.36	-	8.72	-	10.11
Fair value of options on the last day of the fiscal year	14.00	14.00	10.88	10.88	10.54	10.54	-	10.64	-	10.44
Fair value of the total of options on the last day of the fiscal year	11,941,173.94	2,059,969.77	631,460.22	-	8,560,555.75	11,822,824.45	-	2,958,305.59	-	2,872,407.41

12/31/2015 Cont. II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	-	1.00	-	1.00	-	1.00	5.00	9.00	-	1.00
Nº of members receiving compensation	-	1.00	-	1.00	-	1.00	5.00	9.00	-	1.00
Grant Date	06/27/11	06/27/11	06/27/11	06/27/11	06/27/11	06/27/11	11/30/11	11/30/11	12/21/11	12/21/11
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	1,514,280.00	1,368,595.00	-	-
Date on which they may be exercised	-	-	-	-	-	-	11/30/16	11/30/16	-	-
Maximum term for exercise	-	-	-	-	-	-	11/30/21	11/30/21	-	-
Lock-up Period	-	-	-	-	-	-	N/A	N/A	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	10.35	10.35	-	-
Options qualified for exercise
Number of Options	-	250,790	-	239,295	-	1,594,715	-	-	-	34,625.00
Maximum term for exercise	04/30/18	04/30/18	03/30/19	03/30/19	08/28/19	08/28/19	-	-	04/30/18	04/30/18
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	-	-	N/A	N/A
Weighted average exercise price	-	10.11	-	10.11	-	10.11	-	-	-	13.42
Fair value of options on the last day of the fiscal year	-	10.44	-	10.44	-	10.44	-	-	-	9.96
Fair value of the total of options on the last day of the fiscal year	-	2,618,293.36	-	2,498,283.47	-	16,649,115.61	-	-	-	344,775.59

12/31/2015 Cont. III	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	-	1.00	-	1.00	6.00	8.00	6.00	8.00	7.00	8.00
Nº of members receiving compensation	-	1.00	-	1.00	6.00	8.00	6.00	8.00	7.00	8.00
Grant Date	12/21/11	12/21/11	12/21/11	12/21/11	11/30/12	11/30/12	12/02/13	12/02/13	12/01/14	12/01/14
Options not qualified for exercise
Number of Options	-	-	-	-	1,148,120.00	950,485.00	1,052,074.00	925,027.00	1,421,323.00	1,142,103.00
Date on which they may be exercised	-	-	-	-	11/30/17	11/30/17	12/02/18	12/02/18	12/01/19	12/01/19
Maximum term for exercise	-	-	-	-	11/30/22	11/30/22	12/02/23	12/02/23	12/01/24	12/01/24
Lock-up Period	-	-	-	-	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	9.63	9.63	10.15	10.15	10.94	10.94
Options qualified for exercise
Number of Options	-	89,730.00	-	64,660.00	-	-	-	-	-	-
Maximum term for exercise	08/28/19	08/28/19	03/30/20	03/30/20	-	-	-	-	-	-
Lock-up Period	N/A	N/A	N/A	N/A	-	-	-	-	-	-
Weighted average exercise price	-	13.42	-	13.42	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	9.96	-	9.96	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	-	893,479.09	-	643,846.63	-	-	-	-	-	-

12/31/2015 Cont. IV	Board of Directors	Executive Management
Number of members	6.00	10.00
Number of members receiving compensation	6.00	10.00
Grant Date	12/01/15	12/01/15
Options not qualified for exercise
Number of Options	484,967.00	1,090,569.00
Date on which they may be exercised	12/01/20	12/01/20
Maximum term for exercise	12/01/25	12/01/25
Lock-up Period	N/A	N/A
Weighted average exercise price	-	-
Fair value of options on the last day of the fiscal year	11.30	11.30
Options qualified for exercise
Number of Options	-	-
Maximum term for exercise	-	-
Lock-up Period	-	-
Weighted average price	-	-
Fair value of options on the last day of the fiscal year	-	-
Fair value of the total of options on the last day of the fiscal year	-	-

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

13.7. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Executive Management in the last three fiscal years

December 31, 2015

	Board of Directors	Executive Management
No. of members	2	7
Nº of members receiving compensation	2	7
Options exercised
Number of shares	664,875	2,809,625
Weighted average exercise price	R$9.19	R$3.90
Difference between the exercise price and the market value of the shares resulting from the options exercised	6,005,494	42,711,611
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

December 31, 2014

	Board of Directors	Executive Management
No. of members	1	5
Nº of members receiving compensation	1	5
Options exercised
Number of shares	6,271,425	7,243,550
Weighted average exercise price	R$6.15	R$2.77
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$60,346,317.54	R$96,053,259.88
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

December 31, 2013

	Board of Directors	Executive Management
No. of members	-	3
Nº of members receiving compensation	-	3
Options exercised
Number of shares	-	437,950
Weighted average exercise price	-	R$3.52
Difference between the exercise price and the market value of the shares resulting from the options exercised	-	R$6,421,993.78
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

13.8. Information required to understand the data disclosed in items 13.5 to 13.7, including the pricing method applied to determine the value of shares and options)

Taking into account that the Company received the effective Programs of Companhia de Bebidas das Américas – Ambev, and that the same terms and conditions were kept, subject to the required adjustments, though the Migration Program, below is the criteria for comprehension of the information disclosed on sections 13.5 to 13.7, such as the explanation of shares and options pricing method used by Companhia de Bebidas das Américas – Ambev and now used by the Company.

In the case of Share Appreciation Rights, at the end of vesting period, the number of Share Appreciation Rights shall be converted into an amount in Brazilian Reais equal to the closing price of preferred shares or ADRs issued by the Company and traded at BM&FBovespa or NYSE, respectively, on the trading session immediately before such term, where each Share Appreciation Rights shall correspond to one preferred share or ADR, as applicable.

a. pricing model

The fair value of options granted until 2010 and received by the Company is determined based on Hull Binomial Pricing Model, amended to reflect the directive of Technical Pronouncement CPC 10 – Share-Based Payment, that the premises regarding cancellation prior to the expiration term may not affect the fair value of an option

The model is based on the core assumption that price behavior of a share in future periods may be approached by two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity.

In parallel, a tree is also constructed to represent the option value for each period. The option value is determined backwards, this is to say, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not. For grants as from 2010, the fair value of grant 1 options corresponds to the closing price of shares of the same type traded at BM&FBOVESPA on the day immediately before its grant date, or in specific cases, e.g. the employees of certain subsidiaries, the average closing price of an American Depositary Receipt (“ADR”) during the same period, traded at the New York Stock Exchange – NYSE, provided that a discount may be applied under certain conditions as provided in each program. The fair value of grant 2 options shall correspond to the closing price of shares of the same type traded at BM&FBOVESPA on the trading session immediately before the grant date, or, in the case of Beneficiaries non-resident in Brazil, the closing price of ADRs traded at NYSE on the same date.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk free interest rate

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant (in this case, the date of approval of the relevant Program).

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

Programs from 2006 to 2010

Lot A and Lot C options must be acquired for an exercise price corresponding to the average closing prices of shares of the same type traded at BM&FBOVESPA over a 30-day window before grant date (“Market Value”), or, in specific cases, e.g. to employees of subsidiaries of the Company headquartered abroad, the average closing price of ADRs traded at NYSE over the same period, or as specifically determined by the Program. The exercise price of Lot B options is the Market Value, applying a 10% discount.

In the case of the Supplementary Option (Lot C), the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

Programs beginning in 2010

For programs beginning in 2010, the exercise price of grant 1 options corresponds to the closing price of the underlying share traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the average closing price of American Depositary Receipts (“ADRs”) traded at the New York Stock Exchange (“NYSE”) over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

There is no exercise price for Share Appreciation Rights. They represent an obligation of the Company to pay to Beneficiary, on the date of expiration of the relevant terms contractually agreed, an amount corresponding to the market price of preferred shares of the Company traded at BM&FBOVESPA or ADRs traded at NYSE. There is no disbursement by the Beneficiary.

Expected volatility

The expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of Companhia de Bebidas das Americas - AmBev, which Programs were migrated to the Company under the Migration Program, since March 29, 2004. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

Programs from 2006 to 2010

According to the option granting model used by the Company, Lot A and Lot B options must be immediately exercised, since they have a duration equal to zero. The Supplementary Option, in turn, has a total duration of ten years, consisting of a five-year vesting period and a five-year exercise period.

Programs beginning in 2010

Under the 2010.2 and the 2011.1, 2012.1, 2013.1 and 2014.1 Programs, approved by Companhia de Bebidas das Americas - AmBev or the Company, as applicable, Grant 1 options must be exercised immediately, since they have a duration equal to zero. Grant 2 options under the 2010.3, 2011.2, 2012.2, 2012.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2 and 2015.3 Programs (also approved by Companhia de Bebidas das Americas - AmBev or the Company, as applicable), in turn, have total duration of ten years, consisting of the vesting period and the exercise period.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Companhia de Bebida das Américas – Ambev’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital. However, since some of the options granted are protected in terms of dividends, meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, in these cases, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained from the Central Bank of Brazil (Bacen) and refer to the rates of the Special System of Clearance and Custody (Selic) for securities with a similar maturity on the respective grant dates.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2013, 2014 and 2015:

OPTION PRICING MODEL

Assumptions	2015
Pricing Model	Hull Binomial
Fair value of options granted	7.84
Share price	18.41
Exercise price	18.41
Expected volatility(*)	27.5%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	15.9%

OPTION PRICING MODEL

Assumptions	2014
Pricing Model	Hull Binomial
Fair value of options granted	5.20
Share price	15.93
Exercise price	15.93
Expected volatility(*)	32.5%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	2.2% to 12.4%

OPTION PRICING MODEL

Assumptions	2013
Pricing Model	Hull Binomial
Fair value of options granted	6.11
Share price	17.09
Exercise price	17.09
Expected volatility(*)	32.8%
Vesting (years)	5
Expected dividends	0% to 5%
Risk-free interest rate	1.9% to 12.6%

(i) Information based on the weighted average of the programs granted,, exception made to the estimate on dividends and risk-free interest rate

(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

c. method used and assumptions made to incorporate the expected effects of early exercise of options

Based on the Hull Binomial Model used by the Company, it is assumed that all the employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Ideally, measuring past behavior of participants of the Company would be a more appropriate way to estimate future behavior, however Company’s Plan, which received, under the Migration Program, the effective programs of Companhia de Bebidas das Americas – AmBev, underwent significant changes, especially in relation to the protection of dividends, relevant factor to the decision on the exercise of the option.

Given the abovementioned situation, and considering the adoption by Companhia de Bebidas das Americas - AmBev of the Binominal Hull Model for the evaluation of the options, Companhia de Bebidas das Americas - AmBev chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart and Lang and Carpenter, who concluded that the exercise of options in a compensation program occurred when the price of the stock issued by the Company reached 2.8 times the exercise price, in the first study, and 2.2 times the exercise price, in the second study.

d. how the expected volatility is determined

For the 2009 Programs, the expected volatility (approved by Companhia de Bebida das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. For the Programs beginning 2010 (also approved by Companhia de Bebida das Américas – Ambev and received by the Company), the expected volatility is measured since March, 2004. As explained in “c”, above, the Hull binomial model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

e. has any other characteristic of the option been incorporated to the determination of its fair value

Not applicable.

13.9 Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Executive Management and Fiscal Council, grouped by body

Instruments issued by Ambev

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	42,078,150	1,973,246	11,616,764	55,668,160
Executive Management	7,003,857	2,420,943	13,416,642	22,841,442
Fiscal Council	7,225	-		7,225
Total	49,089,232	4,394,189	25,033,406	78,516,827

Instruments issued by AB Inbev

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	2,202,471	611,023	5,979,787	8,793,281
Executive Management	3,080,109	171,621	1,271,100	4,522,830
Fiscal Council	-	-	-	-
Total	5,282,580	782,644	7,250,887	13,316,111

13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Executive Management

RETIREMENT BENEFITS	Board of Directors	Executive Management
No. of members	12	10.25
Nº of members receiving compensation	10	9.25
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	3	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated amount of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$18,833,204.01	R$3,148,343.62
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$1,135,654.32	R$510,799.23
Possibility of and conditions to early redemption

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

13.11. Compensation of the Board of Directors, Executive Management and Fiscal Council in the last three fiscal years

12/31/2015

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	10,095,576.27	358,109.18	1,518,150.89
Fiscal Council	5.67	5.67	421,187.76	179,054.54	295,512.35
Executive Management	10.25	10.25	21,358,583.28	1,864,211.66	5,600,969.79

12/31/2014

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	5,960,938.00	332,920.00	1,310,512.00
Fiscal Council	6.00	6.00	372,799.00	166,460.00	256,336.33
Executive Management	10.00	10.00	22,489,382.00	2,326,654.00	4,968,055.40

12/31/2013

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	10.00	7.00	8,871,395.00	313,047.70	1,224,164.20
Fiscal Council	6.00	6.00	313,047.70	156,523.85	234,785.83
Executive Management	11.00	11.00	17,173,973.12	1,731,534.14	3,826,613.36

(1) The average compensation presented in this item is calculating taking into account the number of members of the Board of Directors that received compensation from the Company for their services.

(2) This corresponds to three (3) full members and three (3) alternate members of the Fiscal Council.

(3) Includes stock-based compensation and the Company’s Controlling Shareholders.

(4) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company)

There are no contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms to the management in case of dismissal from their job or retirement.

13.13. In relation to the three last fiscal years, give the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Executive Management and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter

December 31, 2015

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	833,588.37	13,663,358.00	6%
Fiscal Council	-	-	1,674,570.00	-
Executive Management	-	-	57,409,940.35	-
Total	5.00	833,588.37	72,747,868.35	1%

December 31, 2014

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	666,402.88	15,056,954.00	4°%
Fiscal Council	-	-	1,691,820.00	-
Executive Management	-	-	63,036,989.00	-
Total	5.00	666,402.88	79,785,763.00	1%

December 31, 2013

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	702,108.55	12,241,642.00	6%
Fiscal Council	-	-	1,408,715.00	-
Executive Management	-	-	60,985,036.00	-
Total	5.00	702,108.55	74,635,393.00	1%

(*) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.14. Regarding the three last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Executive Management or Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except for their positions.

13.15. In relation to the three last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Executive Management and Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals

Fiscal Year ended December 31, 2015

	Board of Directors	Executive Management	Fiscal Council	Total
Direct and indirect shareholders	47,916,134.70	10,768,115.39	-	58,684,250.09
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2014

	Board of Directors	Executive Management	Fiscal Council	Total
Direct and indirect shareholders	20,669,088.00	8,434,546.62	-	29,103,634.62
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2013

	Board of Directors	Executive Management	Fiscal Council	Total
Direct and indirect shareholders	33,655,736.40	19,098,738.21	-	52,754,474.61
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(*) Original amounts in dollars, but converted into Reais at the average annual rate for each year

(1) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.16. Other relevant information

As described on item 13.4 above, Company received through the Migration Program  certain programs approved by Companhia de Bebidas das Américas – Ambev. As of 2010, Companhia de Bebidas das Américas – Ambev approved stock option programs in which the exercise of the options is immediate, however the delivery of a substantial part of the shares acquired is subject to the maintenance of the Beneficiary’s relationship with the Company for the term of five years as of the date of exercise

Given the Migration Program, the charts below demonstrate the same information required for options with immediate exercise and five years lock-up, under the Companhia de Bebidas da Américas – Ambev.

Information regarding deferred shares of the Board of Directors and Executive Management at the end of the last fiscal year and the amounts recorded in the results of the last three fiscal years of Companhia de Bebidas da Américas – Ambev and received by the Company.

12/31/2015	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Nº of members	2.00	7.00	2.00	9.00	2.00	8.00	2.00	8.00	1.00	9.00
No. of members receiving compensation	2.00	7.00	2.00	9.00	2.00	8.00	2.00	8.00	1.00	9.00
Stock Options
Grant date	03/28/2011	03/28/2011	03/22/2012	03/22/2012	03/28/2013	03/28/2013	03/28/2014	03/28/2014	03/30/2015	03/30/2015
Number of options granted	272,720	227,665	105,915	62,570	85,380	72,635	106,299	103,494	13,882	62,359
Number of shares transferred upon the exercise of options during the lock up period	469,479	945,735	338,080	301,125	429,367	344,950	667,263	492,265	69,057	336,868
Lock up period of deferred shares	03/28/2016	03/28/2016	03/22/2017	03/22/2017	03/28/2018	03/28/2018	03/28/2019	03/28/2019	03/30/2020	03/30/2020
Weighted average exercise price:	9.174	9.174	14.40	14.40	17.692	17.692	16.87	16.87	18.43	18.43
Fair value of shares on exercise date	4,307,000	8,676,173	4,868,352	4,336,200	7,596,361	6,102,855	11,256,727	8,304,511	1,272,721	6,208,477
Fair value of shares on the last day of the fiscal year	8,321,985	16,764,099	5,992,806	5,337,742	7,610,959	6,114,584	11,827,904	8,725,889	1,224,104	5,971,322
Dilution after exercise of options	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%

As described in item 13.4 above, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply a dilution for other shareholders.

The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2015	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Nº of members	0.00	1.00	0.00	1.00	0.00	1.00	0.00	1.00
No. of members receiving compensation	0.00	1.00	0.00	1.00	0.00	1.00	0.00	1.00
Stock Options
Grant date	12/15/2010	12/15/2010	03/06/2012	03/06/2012	03/06/2012	03/06/2012	12/20/2012	12/20/2012
Number of options granted	-	87,385.00	-	69,985.00	-	69,985.00	-	58,145.00
Number of shares transferred upon the exercise of options during the lock up period	9.72	9.72	13.19	13.19	13.19	13.19	17.84	17.84
Lock up period of deferred shares	12/15/2020	12/15/2020	12/19/2016	12/19/2016	12/19/2021	12/19/2021	12/20/2017	12/20/2017

2015 Cont. I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Nº of members	0.00	1.00	6.00	8.00	0.00	2.00
No. of members receiving compensation	0.00	1.00	6.00	8.00	0.00	2.00
Stock Options
Grant date	12/20/2012	12/20/2012	12/22/2015	12/22/2015	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	-	58,140.00	-	442,566.00	-	442,566.00
Share quotation on grant date	17.84	17.84	18.00	18.00	18.00	18.00
Lock up period regarding share appreciation rights	12/20/2022	12/20/2022	12/22/2020	12/22/2020	12/22/2025	12/22/2025

14.1 - Description of human resources

a) Employees:

At December 31, 2015, the Company had the following employees:

Location	Activity	Total
Brazil	Production	16,888
	Sales and Distribution	13,389
	Administration	1,508
Total		31,785

At December 31, 2014, the Company had the following employees:

Location	Activity	Total
Brazil	Production	17,088
	Sales and Distribution	12,823
	Administration	1,425
Total		31,336

At December 31, 2013, the Company had the following employees:

Location	Activity	Total
Brazil	Production	17,523
	Sales and Distribution	12,182
	Administration	1,276
Total		31,025

b) Outsourcers:

On December 31, 2015, the Company had the following outsourced employees:

Location	Activity	Total
Brazil	Production	12,304
	Sales and Distribution	20,731
	Administration	115
Total		33,150

At December 31, 2014, the Company had the following outsourced employees:

Location	Activity	Total
Brazil	Production	13,661
	Sales and Distribution	20,957
	Administration	105
Total		34,723

At December 31, 2013, the Company had the following outsourced employees:

Location	Activity	Total
Brazil	Production	13,702
	Sales and Distribution	20,759
	Administration	120
Total		34,581

c) Turnover

The Company’s average turnover rates (voluntary terminations) for the years 2013, 2014 and 2015 were 7.03%, 6.67% and 5.52% respectively.

14.2 - Material changes - Human resources

Not applicable, since there have been no material changes in relation to the numbers disclosed in item 14.1 hereof, except for the merger of Companhia de Bebidas das Américas (Ambev) by the Company as reported herein.

14.3 - Description of employees’ compensation policy

a.              Salary and Variable Compensation Policy

The main purpose of the Company's compensation policy is to establish a compensation system that helps develop a high performance culture. In this respect, the policy is to provide employees with fixed compensation in line with the market plus variable compensation based on their individual performance and the Company's performance, while ensuring alignment with shareholders' interests by encouraging employees to have an "owner’s” attitude.

Variable bonuses based on employees' performance are calculated annually reflecting the extent to which targets set by the Company, department or business unit, or individual targets set by the Board of Directors, have been reached.

Bonus payments are subject to a three-level system under which the Company must initially reach efficiency targets set by the Board of Directors. Next each business unit must reach its own targets. Finally, employees must reach their individual targets.

For employees involved in operations, the Company has a collective award depending on production sites and distribution centers showing extraordinary performance. Bonus payments for distribution centers and production sites are based on classifications of different production sites and distribution centers.

b.              Benefits Policy

In view of the merger of Companhia de Bebidas das Americas (Ambev) by the Company approved at the Extraordinary General Meeting held on January 2, 2014, the Company, as successor of Companhia de Bebidas das Américas (Ambev), introduced the benefits policy of Companhia de Bebidas das Americas (Ambev). In addition to salary, Company employees receive additional benefits. Some of these benefits are mandatory as required by Brazilian law, some are governed by collective agreements and others are awarded voluntarily by the Company.

The benefit package for the Company's employees in Brazil is provided directly by the Company and indirectly by Fundação Zerrener, which provides medical, dental, educational and social assistance to active and retired company employees and their beneficiaries and covered dependents, free of charge or at reduced cost. The Company may voluntarily contribute up to 10% of its consolidated net income as determined by Brazilian corporate law and its bylaws, to assist Fundação Zerrener.

The Company provides health plans and benefits in accordance with local regulations for employees located at its operation sites outside Brazil.

c.               Characteristics of share-based compensation plan for non-management employees

As mentioned in item 13.4 above, the Company absorbed the shares issued by Companhia de Bebidas das Américas - Ambev on July 30, 2013, and at its Extraordinary General Meeting the Company approved its Plan, which, among other items, stipulated reception of options granted but not exercised by beneficiaries of the stock option plan of Companhia de Bebidas das Americas (Ambev). On the same date, the Board of Directors of Ambev approved migration programs that received the programs previously approved by the Board of Directors of Bebidas das Américas - Ambev on the same terms and conditions, subject to the necessary adjustments due to the stock swap merger ("Migration"). In view of the foregoing, it should be noted that Extraordinary General Meetings were held by the Company and Companhia de Bebidas das Americas (Ambev) on January 2, 2014, through which they approved the merger of the latter by the Company and its consequent extinction.

The Plan, which is detailed in item 13.4 hereof, sets forth the general conditions for granting the stock options, the criteria for setting their acquisition prices, terms and conditions, and restrictions affecting sale of shares acquired through the Plan, and defines various attributions of the board of directors in its capacity as administrator of the Plan. The Board of Directors may also decide to delegate its duties to a specific committee.

As a result of the migration, the following points concerning the migration programs are covered in detail in item 13.4 hereof.

c.i) Groups of beneficiaries:

 Senior employees and managers of the Company and its directly or indirectly held subsidiaries.

c.ii) Conditions for exercise:

1) five years as of option granting date; 2) payment of exercise price within five business days of vesting; and 3) reaching performance targets set by the Company.

c.iii) Exercise price:

Programs prior to 2006 = Varied

Program 2006 = R$4.05596

Program 2007 = R$4.35376

Program 2008 = R$5.36760

Program 2009 = R$3.91720

Program 2009.2 = R$5.35960

Program 2010 = R$6.95880

Program 2010.3 = R$9.35960

Program 2011.2 = R$11.9720

Program 2012.2 = R$17.198

Program 2012.3 = R$17.84

Programs 2013.2 = R$17.56

Program 2013.3 = R$16.70

Programs 2014.2 = R$16.85

Program 2014.3 = R$15.95

Program 2015.2 = R$18.64

Program 2015.3 = R$18.00

c.iv) Exercise term:

Programs prior to 2006 = Indefinite

Program 2006 = from April 27, 2011 to April 27, 2016

Program 2007 = from April 30, 2012 to April 30, 2017

Program 2008 = from April 30, 2013 to April 30, 2018

Program 2009 = from March 30, 2014 to March 30, 2019

Program 2009.2 = from August 28, 2014 to August 28, 2019

Program 2010 = from March 30, 2015 to March 30, 2020

Program 2010.3 = from November 30, 2015 to November 29, 2020

Program 2011.2 = from November 30, 2016 to November 29, 2021

Program 2012.2 = from November 30, 2017 to November 30, 2022

Program 2012.3 = from December 20, 2017 to December 20, 2022

Programs 2013.2 = from December 02, 2018 to December 02, 2023

Program 2013.3 = from December 19, 2018 to December 19, 2023

Programs 2014.2 = from December 03, 2019 to December 01, 2024

Program 2014.3 = from December 23, 2019 to December 23, 2024

Program 2015.2 = from December 1, 2020 to December 01, 2025

Program 2015.3 = from December 22, 2020 to December 22, 2025

c.v) Quantity of shares committed by the plan:

Programs prior to 2006 = 499,160 options

Program 2006 = 7,207,650 options

Program 2007 = 7,964,525 options

Program 2008 = 7,904,925 options

Program 2009 = 2,352,415 options

Program 2009.2 = 16,615,845 options

Program 2010 = 10,659,920 options

Program 2010.3 = 10,281,950 options

Program 2011.2 = 10,117,550 options

Program 2012.2 = 8,781,750 options

Program 2012.3 = 1,759,250 options

Program 2013.2 = 7,725,697 options

Program 2013.3 = 1,002,229 options

Program 2014.2 = 9,652,230 options

Program 2014.3 = 1,306,807 options

Program 2015.2 = 8,065,142 options

Program 2015.3 = 4,200,798 options

14.4 - Description of relations between issuer and unions, stating whether there were stoppages or strikes in the last 3 fiscal years

All the Company's employees in Brazil are represented by labor unions but less than 5% are active members. The number of union members in the administrative and distribution sectors is not significant. Salary negotiations are conducted annually between the workers' unions and the Company. Collective bargaining agreements are negotiated separately for each unit or distribution center for one or two year durations, and the Company normally signs new agreements on the date of the expiration of existing ones or before that.

The Company holds negotiations with unions in accordance with local legislation for employees located at its operations in countries other than Brazil.

The Company has not been subject to stoppages or strikes in the last three fiscal years, except for a strike at the Manaus AM plant in May 2014, which lasted approximately five (5) days.

14.5 Provide other information the issuer deems relevant

Not applicable, since all relevant information has been provided in other items.

15.1/ 15.2 - Shareholding position

1. Business name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of shares held			e) Percentage holding			g) Shareholders Agreement	h) Legal representative's name and taxpayer no.	i) Date last altered
			Common	Preferred	Total	Common	Preferred	f) Total
1. InterBrew International BV	Holland	06.614.548/0001-08	8,441,956,047	-	8,441,956,047	53.71	-	53.71	Yes	Letícia Rudge Barbosa Kina CPF No. 255.726.488-17	July 12, 2016
1.1. Anheuser-Busch InBev Nederland Holding BV	Holland	-	402,073	-	402,073	100	-	100	-	N/A	May 20, 2009
1.1.1. InBev Belgium S.A.	Belgium	-	10,315	-	10,315	57.30	-	57.30	-	N/A	May 13, 2009
1.1.1.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	June 30, 2010
1.1.2. Anheuser-Busch InBev N.V/S.A	Belgium	-	7,686	-	7,686	42.70	-	42.70		N/A	May 13, 2009
1.1.2.1 Stichting Anheuser-Busch InBev	Holland	-	663,074,832	-	663,074,832	41.2671	-	41.2671	Yes	N/A	December 11, 2012
1.1.2.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	December 20, 2010
1.1.2.1.2 BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	December 20, 2010
1.1.2.1.2.1 BRC - Global Sarl	Luxembourg	-	23,402,667		23,402,667	100		100	No	N/A	September 1, 2012
1.1.2.1.2.1.1 BR Global Investments Limited	Bahamas	-	186,012,500	-	186,012,500	100	-	100	No	N/A	September 1, 2012
1.1.2.1.2.1.1.1 S-BR Global Investments Limited	Bahamas	-	338,606	420,193	758,799	91.10	76.33	82.28	Yes	N/A	December 12, 2015
1.1.2.1.2.1.1.1.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3407	55.3448	No	N/A	December 18, 2013
1.1.2.1.2.1.1.1.1.1 INPAR Investment Fund	Holland	-	99,992	-	99,992	100	-	100	No	N/A	December 18, 2013
1.1.2.1.2.1.1.1.1.1.1 Inpar VOF	Holland	-	-	-	-	100		100	No	N/A	February 17, 2016
1.1.2.1.2.1.1.1.1.1.1.1.1 Jorge Paulo Lemann	Brazil/Switzerland	005.392.877-68	99	-	99	99.6	-	99.6	-	N/A	February 17, 2016
1.1.2.1.2.1.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	May 16, 2012
1.1.2.1.2.1.1.2.1. Santa Carolina CV	Holland	-	49,996	-	49,996	99.9920	-	99.9920	No	N/A	June 30, 2010
1.1.2.1.2.1.1.2.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	99	-	99	99.9800	-	99.9800	-	N/A	June 30, 2010
1.1.2.1.2.1.1.1.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7279	No	N/A	May 16, 2012
1.1.2.1.2.1.1.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	99.9920	-	99.9920	-	N/A	December 22, 2011
1.1.2.1.2.1.1.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	100	-	N/A	December 22, 2011
1.1.2.1.2.1.1.3.1.1.1. Santa Maria Isabel CV	Holland	-	35,371,743	-	35,371,743	100	-	100	No	N/A	December 22, 2011
1.1.2.1.2.1.1.4.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91	-	-	-	-	-	99.86	-	N/A	June 30, 2010
1.1.2.2 InBev Foundations	Belgium	-	12,483,080		12,483,080	0.7769	-	0.7769	-	N/A	December 20, 2010
1.1.2.3 BRC Sarl	Luxembourg	-	32,966,462	-	32,966,462	2.0517	-	2.0517	Yes	N/A	February 9, 2012
1.1.2.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.3065	-	8.3065	Yes	N/A	December 20, 2010
2. AmBrew S.à.r.l	Luxembourg	06.250.266/0001-79	1,279,926,158	-	1,279,926,158	8.14	-	8.14	Yes	Letícia Rudge Barbosa Kina CPF No. 255.726.488-17	July 12, 2016
2.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	December 15, 2010
2.1.1. Stichting Anheuser-Busch InBev	Holland	-	663,074,832	-	663,074,832	41.2671	-	41.2671	Yes	N/A	December 11, 2012
2.1.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	December 20, 2010
2.1.1.2. BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	December 20, 2010
2.1.1.2.1 BRC - Global Sarl	Luxembourg	-	23,402,667		23,402,667	100		100	No	N/A	September 1, 2012
2.1.1.2.1.1 BR Global Investiments Limited	Bahamas	-	186,012,500	-	186,012,500	100	-	100	No	N/A	September 01, 2012
2.1.1.2.1.1.1 S-BR Global Investments Limited	Bahamas	-	338,606	420,193	758,799	91.10	76.33	82.28	Yes	N/A	December 12, 2015
2.1.1.2.1.1.1.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76.3407	55.3448	No	N/A	December 18, 2013
2.1.1.2.1.1.1.1.1 INPAR Investment Fund	Holland	-	99,992	-	99,992	100	-	100	No	N/A	December 18, 2013
2.1.1.2.1.1.1.1.1.1.Inpar VOF	Holland	-	-	-	-	100	-	100	No	N/A	February 17, 2016
2.1.1.2.1.1.1.1.1.1.1.1 Jorge Paulo Lemann	Brazil/Switzerland	005.392.877-68	99	-	99	99.6	-	99.6	-	N/A	February 17, 2016
2.1.1.2.1.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19.9273	No	N/A	May 16, 2012
2.1.1.2.1.1.2.1. Santa Carolina CV	Holland	-	49,996	-	49,996	99.9920	-	99.9920	No	N/A	June 30, 2010
2.1.1.2.1.1.2.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	99	-	99	99.9800	-	99.9800	-	N/A	June 30, 2010
2.1.1.2.1.1.1. 3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23.6593	24.7279	No	N/A	May 16, 2012
2.1.1.2.1.1.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	99.9920	-	99.9920	-	N/A	December 22, 2011
2.1.1.2.1.1.3.1.1. Alfa T Holding Limited	Jersey	-	100	-	100	100	-	100	-	N/A	December 22, 2011
2.1.1.2.1.1.3.1.1.1. Santa Maria Isabel CV	Holland	-	35,371,743	-	35,371,743	100	-	100	No	N/A	December 22, 2011
2.1.1.2.1.1.3.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91	-	-	-	-	-	100	-	N/A	June 30, 2010
2.1.2 InBev Foundations	Belgium	-	12,483,080		12,483,080	0.7769	-	0.7769	-	N/A	December 20, 2010
2.1.3 BRC Sarl	Luxembourg	-	32,966,462	-	32,966,462	2.0517	-	2.0517	Yes	N/A	February 09, 2012
2.1.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8.3065	-	8.3065	Yes	N/A	December 20, 2010
3. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (FAHZ)	Brazil	60.480.480/0001-67	1,571,796,101	-	1,571,796,101	10.00021988%	-	10.00021988%	Yes	N/A	July 12, 2016
3.1 Others	Brazil		100	-	100	100	-	100	-	N/A	March 27, 2015
4. Other			4,404,786,475	-	4,404,786,475	28.024521	-	28.024521	No	N/A	July 12, 2016
5. Shares held in Treasury			19,150,638	-	19,150,638	0.121842	-	0.121842		N/A	July 12, 2016
Total			15,717,615,419	-	15,717,615,419					N/A

15.3- Capital Distribution

Date of last meeting/Date of last alteration	April 29, 2016
Number of individual shareholders (Units)	48,756
Number of corporate shareholders (Units)	2,019
Number of institutional investors (Units)	1,122

Outstanding Shares

Outstanding shares corresponding to all of the issuer's shares except those held by the controlling shareholder, its related persons, the issuer's directors and shares held in treasury

Quantity of common shares (Units)	4,376,500,804	27.84%
Quantity of preference shares (Units)	0	0
Total	4,376,500,804	27.84%

15.4 – Ownership structure

Ownership structure at December 31, 2015

Bélgica
Inbev Belgium
Abinbev 100,00%
Holanda
AbInBev Nederland
Inbev Belgium 57,30%
Abinbev 42,70%
Holanda
Interbrew
AbInBev Nederland 100,00%
Luxemburgo
Ambrew
Abinbev 100,00%
Brasil
Fahz
Outros 100,00%
Ambev S.A.
Interbrew 53,71%
Ambrew 5,11%
Fahz 9,84%
Outros 28,34%
DAHLEN
Ambev S.A. 100,0%
Lambic SA
Ambev S.A. 87,1%
Skol 12,9%
Lambic Chile
Lambic S.A. 99,99%
Others 0,01%
NCAQ
Lambic Chile 99,99%
Dunvegan 0,01%
Hohneck Arg
Ambev S.A. 50,7%
Skol 49,3%
Hohneck Chile
Hohneck Arg 99,99%
Others 0,01%
DUNVEGAN
Hohneck Chile 47,7%
Hohneck Arg 52,3%
Ambev Lux S a r L
Ambev S.A. 89,8%
Skol 10,2%
AMPAR
Ambev Luxemburgo 100,0%
Labatt Brewing
Ambev Luxemburgo 100,0%
Canada region subsidiaries
Linthal ROU
Ambev Luxemburgo 100,0%
LAS region subsidiaries
Cerbuco
Ambev Luxemburgo 100,00%
Bucanero
Cerbuco 50,0%
Coralsa 50,0%
TENEDORA CND
Ambev S.A 50,80%
ELJ 44,81%
Arosuco 4,39%
CND
Tenedora CND 99,7%
Other 0,3%
R P O
Ambev S.A. 99,99%
CRBS 0,01%
IMPERIAL
Ambev S.A. 99,99%
Skol 0,01%
WALS
Imperial 50,0%
Tiago 25,0%
José Felipe 25,0%
Tropical Juice
WALS 99,99%
Imperial 0,01%
Colorado
Imperial 95,0%
Outros 5,0%
LIZAR
Ambev S.A. 99,99%
Arosuco 0,01%
AROSUCO
Ambev S.A. 99,7%
Eagle 0,3%
SKOL*
Ambev S.A. 100,0%
CRBS
Arosuco 99,66%
Skol 0,27%
Other 0,07%
KGC
CRBS 100,0%
BBC
KGC 100,0%
C&P
KGC 100,0%
CERVECERIA
KGC 100,0%
LA SABANA
Cerveceria 100,0%
EAGLE *
Ambev S.A. 100,0%
JALUA Spain
Eagle 99,99%
Ambev S.A. 0,01%
BRAHMACO
Eagle 99,99%
Other 0,01%
MONTHIERS
Jalua Spain 100,0%
ASPEN
Eagle 99,99%
Skol 0,01%
Ambev Centroamerica
Monthiers 50,0%
Other 50,0%
Ambev Peru
Monthiers 99,99%
Dunvegan 0,01%
Ambev Equador
Monthiers 99,99%
Jalua 0,01%
UBL
Monthiers 100,0%
CYMPAY
Monthiers 99,9%
Outros 0,1%
PAMPA
Ambev S.A. 60,0%
Monthiers 40,0%
MUSA
Malt. Pampa 100,0%
Legenda
Brazilian Companies
Offshore Companies

* Cervejarias Reunidas Skol Caracu S.A. e Eagle Distribuidora de Bebidas S.A. foram incorporadas pela Companhia em 29 de abril de 2016, conforme descrito no item 15.7 deste Formulário de Referência.

Note: Cervejarias Reunidas Skol Caracu S.A and Eagle Distribuidora de Bebidas S.A. and Eagle Distribuidora de Bebidas S.A. were merged into the Company on April 29, 2016, as described in item 15.7 hereof.

15.5 Regarding any shareholders’ agreement filed at the issuer’s head office, or to which the controlling shareholder is a party, and regulating the exercise of voting rights or the transfer of shares issued by the issuer, please inform:

1) Shareholders Agreement in force until 2019

a) Parties

The shareholders’ agreement was entered into by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, InterBrew International B.V., and AmBrew S.A.

b) Execution date

The shareholders’ agreement was executed on April 16, 2013. The Shareholders’ Agreement became effective on July 30, 2013, on the date of approval of the Merger of Shares, as described in item 10.3 above.

c) Term of effectiveness

The Company’s shareholders’ agreement shall remain in force until July 1, 2019.

d) Exercise of voting rights/control

Regarding matters submitted to voting by the shareholders or their representatives on the board of directors of the Company or its subsidiaries, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A, and InterBrew International B.V. shall make efforts to (i) reach a consensus regarding the exercise of their voting rights in the Company and its subsidiaries, and (ii) agree on how to guide their representatives to vote on the matters in question. The Company’s shareholders’ agreement provides that the parties shall hold a preliminary meeting before any general meeting or meeting of board of directors of the Company or its subsidiaries, to discuss and determine a consensus to be adopted by the parties in such meetings.

If the parties do not reach a consensus on a particular issue, the position to be adopted by all parties to the agreement shall be determined by the shareholder or group of shareholders holding the largest number of Company shares with voting right, currently consisting of AmBrew S.A. and InterBrew International B.V. This rule is not applicable in the case of (i) election of members of the board of directors, which shall follow the specific election rule described below, and (ii) voting of issues requiring unanimous approval by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. The issues requiring unanimous approval are as follows:

•              any change in the articles of incorporation of the Company and/or any of its subsidiaries, modifying: (i) the corporate purpose, (ii) the term, and/or (iii) the composition, powers and duties of administrative bodies;

•              approval of the annual investment budget for the Company and/or any of its subsidiaries when the investment amount exceeds 8.7% of the Company’s net sales estimated for the same fiscal year;

•              the Company CEO’s appointment, removal, or replacement;

•              approval or amendment to the remuneration policy for the board of directors and management of the Company and its subsidiaries;

•              approval of stock option plans for the management and employees of the Company and/or its subsidiaries;

•              amendment to the statutory dividend policy for the Company and/or its subsidiaries;

•              capital increases for the Company and/or any of its subsidiaries, with or without preemptive rights, by subscription, creation of a new class of shares or changes in the character of existing shares, as well as capital reduction, issuance of debentures, convertible or not into shares, warrants, and creation of founder’s shares by the Company and/or any of its subsidiaries, except when such legal transactions are carried out between the Company and its subsidiaries or between subsidiaries;

•              consolidations, spin-offs, conversions, mergers, acquisitions, and divestitures involving the Company and/or any of its subsidiaries, in the latter case (i) when it involves a company that is not controlled, directly or indirectly, by the Company and (ii) provided that it results in the reduction of the average dividends paid by the Company in the 5 immediately preceding years, adjusted by the IGP-M variation, as calculated by Fundação Getúlio Vargas from the date of each payment;

•              creation, acquisition, assignment, transfer, placement of encumbrances and/or disposition, in any type or form, of shares, membership interests, and/or any securities issued by any subsidiary, except to the Company itself and/or other subsidiary;

•              contracting, by the Company and/or any of its subsidiaries, of a borrowing operation resulting in a debt/shareholders’ equity ratio greater than 1.5;

•              execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or its subsidiaries;

•              providing loans and guarantees of any kind by the Company and/or any of its subsidiaries, in excess of 1% of the Company’s shareholders’ equity as shown in the last audited balance sheet, to any third party, except on behalf of: (i) employees of the Company and its subsidiaries; (ii) the subsidiaries themselves;

•              election of committee members for the Company’s board of directors;

•              cancellation of the Company’s and/or any of its subsidiaries’ publicly traded company registration;

•              filing for court-supervised reorganization or adjudication of bankruptcy by the Company and/or any of its subsidiaries;

•              liquidation or dissolution of the Company and/or any of its subsidiaries; and

•              appointment of external auditors for the Company and/or its subsidiaries.

The Company’s shareholders’ agreement provides that, whenever the parties fail to reach a consensus in a preliminary meeting on any of the matters listed above, they shall exercise their voting rights to reject such matter. The Company’s shareholders’ agreement shall provide that any vote by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V., or by any member of the Company’s board of directors appointed by each of them, in violation of its provisions shall be null, void, and ineffective.

e) Appointment of Management or statutory committee members

Although each Company common share grants the shareholders the right to one vote in the election of the Company’s board of directors, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. shall be entitled to elect the majority of Company’s directors.

The Company’s shareholders’ agreement provides that each party—Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V.—shall be represented on the board of directors of the Company and of its subsidiaries, and in addition to the members and their alternates, they shall be entitled to appoint up to two observers each, to attend the Company’s board of directors meetings, without voting rights. The board of directors of the Company and its subsidiaries shall be composed of at least three and no more than 15 effective members and the same number of alternates, with a three-year term, with reelection allowed.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have the right to appoint four directors and their respective alternates to the board of directors of the Company and its subsidiaries, provided it remains the holder of a certain minimum number of Company shares. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall not be allowed to appoint more than four directors, even if its interest in the Company’s capital increases in relation to the minimum interest it held at the agreement execution date. AmBrew S.A. and InterBrew International B.V. may appoint members and their substitutes to the board of directors of the Company and its subsidiaries, proportionally to the number of members appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência. Such proportion is based on the relationship between the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência’s interest and the joint interest AmBrew S.A. and InterBrew International B.V. will have in the Company’s voting stock.

The shareholders’ agreement provides that the Company will have two co-chairs on the board of directors, with equal rights and duties, one of them appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the other jointly appointed by AmBrew S.A. and InterBrew International B.V. In the event of a deadlock, neither co-chair shall have the casting vote on matters submitted to the Company’s board of directors.

Each party may remove the director appointed by it to the board of directors of the Company or its subsidiaries, and shall also have the right to appoint its respective alternate or a new alternate, should the originally appointed alternate be confirmed for the open position.

The Company’s shareholders’ agreement provides that shareholders may, by consensus, determine the creation of committees within the Company’s board of directors, with the purpose of analyzing specific matters, when such analysis requires that their members have specific expertise, with the Compliance Antitrust and Related Parties Committee and the Operations, Finance, and Compensation Committee being set up immediately.

The election of the members of the committees of the board of directors indicated above shall depend on the unanimous approval by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V.

f) Transfer of shares and preemptive rights

The shareholders’ agreement contains the following provisions concerning the transfer of Company’s shares related to the agreement:

•                     Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares in private trading, on a stock exchange or the OTC market, including under public, voluntary, or mandatory offers, except for any transfers allowed by the shareholders’ agreement during its term, and (ii) not to place any kind of encumbrance on their shares, without the prior written consent of AmBrew S.A. and InterBrew International B.V., in the case of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, and vice versa.

•                     In case the shares owned by any of the shareholders come to be under provisional attachment, sequestration, judicial levy, or any other constraining measure, and if such constraint on the shares is not raised within 30 days from its effective date, this fact shall be informed by the holder of the shares under constraining measure to the other shareholder by a notice, with a copy to the two co-chairs of the Company’s board of directors, and such notice shall be regarded as an offer to sell the constrained shares to the other shareholder. Regardless of the above notice, if the other shareholder comes to know about the constraining measure, this shall also be considered as an offer to sell the shares under the constraining measure, effective within 30 days from the effective date of the constraining measure, as long as such shares are not released from such constraining measure by that date. Such offer shall remain valid for 30 days, and the Company’s share price shall be the lower of (i) the share book value, as per the last audited balance sheet, with such value adjusted by the IGP-M or any index that replaces it, from the date of such audited balance sheet until the date of application for the raising of the constraining measure; and (ii) the share price quoted on the stock exchange, taking the weighted average of the 20 trading days preceding the date of application for the raising of the constraining measure, on which the shares have been traded (given that, if such shares have not been traded in at least half of these trading days, the timeframe shall be extended to 40 trading days; if they still have not been traded in half or more of these trading days, this procedure will be applied successively). The value that eventually remains, if any, shall be paid to the shareholder with constrained shares. However, if the obligations secured by the judicial constraining measure exceed the price above, the shareholder with constrained shares shall be held liable, to the other shareholder, for the difference in the amount that the other shareholder may have to deposit to purchase the shares.

•                     If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, on the one side, and AmBrew S.A. and InterBrew International B.V., on the other side, intend to dispose of subscription rights relating to Company issued shares they hold, such party shall first offer those rights to the other party, which then can choose to acquire the preemptive right to subscribe for new shares to be issued, within 10 days. If the shareholder that receives the offer chooses not acquire such preemptive right offered, or does not respond by the deadline, the shareholder that offered such preemptive right may dispose of it to third parties, which shall have another 10 days to complete the disposition in question.

The shareholders’ agreement provides that, if the mechanisms described above are not observed, in the event of (i) transfers of shares or subscription rights or (ii) placement of encumbrances on the Company’s shares, such transfer or placement of encumbrance shall be considered null, void, and ineffective, and such event shall not be recorded in the Company’s statutory books.

g) Description of clauses restricting or binding the voting rights of members of the board of directors.

As mentioned in item “d” above, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to have their representatives in the board of directors of the Company and each of the Company’s subsidiaries exercise their voting rights, always in line with the prevailing guidance about the subject matter, as approved in any preliminary meeting held, and in this case, as a block vote with the other shareholder.

Notwithstanding the foregoing, the decisions of a previous meeting shall not bind the vote of the shareholders, or of members appointed by them to the board of directors of the Company or any of its subsidiaries, in matters related to:

•                     taking accounts of the management of the Company and of any of its subsidiaries;

•                     examination, discussion, and resolution on the management report and financial statements of the Company and any of its subsidiaries;

•                     cases defined as abuse of power, as provided for in Article 117, par. 1, of Law No. 6404/76; and

•                     practices inherent to the diligence and loyalty duties and other management duties, as laid down in Articles 153 to 158 of Law No. 6404/76.

2) Shareholders’ Agreement to be in effect as from 2019 (“New Shareholders’ Agreement”)

The new shareholders’ agreement entered into by AmBrew S.A., InterBrew International B.V., and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Parties”) on April 16, 2013, is expected to become effective on July 2, 2019. The effectiveness of the New Shareholders’ Agreement was subject to the approval of the merger of shares, announced on July 30, 2013, as provided for in this Reference Form, being conditional on the ownership by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). The New Shareholders’ Agreement governs, among other matters, the exercise of voting rights arising from the ownership of Company shares, as well as the exercise by the Company of voting rights as a result of the ownership of shares or quotas representing stock in subsidiaries.

a)                  The Parties

The New Shareholders’ Agreement was entered into by AmBrew S.A., InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência.”

b)                  Signing Date

The New Shareholders’ Agreement was entered into on April 16, 2013.

c)                   Term of effectiveness

Provided that the above requirement is met, the New Shareholders’ Agreement will be effective as from July 2, 2019, remaining in force as long as Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência is the owner of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). However, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may rescind the New Shareholders’ Agreement at any time.

d)                  Exercise of voting rights and controlling power

As provided for in the New Shareholders’ Agreement, the Parties must organize a meeting previously to the annual shareholders’ meeting or meeting of the Board of Directors of the Company or its subsidiaries, in order to discuss and establish a consensus among the Parties during these meetings.

In the absence of consensus by the parties regarding a particular subject, the shareholder with the greatest number of voting shares in the Company will resolve on the decision to be adopted by all Parties to the New Shareholders’ Agreement. This provision will not be applicable to decisions regarding the following matters: (i) election of the members of the Board of Directors or members of the committees established by this Board, in compliance with the specific election rule described below; and (ii) voting on the subjects below, which require the unanimous approval of the Parties: (a) changes in the Company’s bylaws and/or the bylaws of its subsidiaries intended to modify: (x) the corporate purpose, in order to interrupt the production, trading and distribution of beverages; (w) the form of allocation of income for each fiscal year, in accordance with the Company's bylaws and the equivalent provisions set forth in the bylaws of subsidiaries that are sponsors of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (y) the minimum mandatory dividends of 40% of the Company’s net income; and/or (z) any other provision that may affect the rights of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, under the terms of the New Shareholders’ Agreement; and (b) the transformation of the Company into another type of corporation.

e)                   Appointment of Managers or members of statutory committees

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two permanent members and their alternates on the Company's Board of Directors, as long as the foundation maintains the ownership of 1,501,432,405 shares issued by the Company (this quantity being adjusted by bonuses, stock splits or reverse splits of shares).

One of the members of the Board of Directors appointed by the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to participate, as observer, in the Operations, Finance and Remuneration Committee and the Compliance Antitrust and Related Parties Committee of the Company, as well as in any other committee to be created by the Board of Directors. Additionally, the Parties to the New Shareholders’ Agreement undertake to use their best efforts to enable the said observer to attend meetings of the Fiscal Council, when and if installed. The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove the directors it has appointed to the Board of Directors, being also entitled to appoint their alternates or new alternates, if the alternate originally appointed is confirmed for the vacant position.

The above rules relating to the Company's management, and provided for in the New Shareholders’ Agreement, are not applicable to management bodies of the Company's subsidiaries.

f)                   Share transfer and preemptive rights

The New Shareholders’ Agreement provides that, upon the occurrence of any of the events indicated below, the shares thus transferred will still be bound by the New Shareholders’ Agreement, and the new buyer must subscribe to the New Shareholders’ Agreement, for the transfer under consideration to be effective: (i) sale of Company shares by AmBrew S.A and/or InterBrew International B.V., resulting in the reduction of these shareholders’ joint interest to less than 50% plus one share of the Company’s voting capital; and/or (ii) sale of Company shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, in a single operation to a single buyer, in a sole block representing a certain minimum number of shares issued by the Company, in compliance with the procedure for sale of shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência described below.

The New Shareholders’ Agreement also provides that Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may, at any time, delink Company shares held by them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as long as: (i) the Fundação maintains a certain minimum number of the Company shares bound by the New Shareholders’ Agreement, and (ii) it observes the procedure to sell the shares described below.

If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência intends to sell Company shares which it owns, or delink them from the New Shareholders’ Agreement, on the terms indicated above, it shall tender the shares under consideration to other parties of the New Shareholders’ Meeting for the weighted average price of the Company shares over the past 20 trading sessions immediately preceding the date of offer on the stock exchange where these shares are most traded (or, in the absence of trading in these shares, in at least half of these trading sessions, over the past 40 trading sessions immediately preceding the date of offer). The tendered parties shall have five days from the date of the first offer to accept or refuse the offer. In the event the offer is expressly or unconditionally rejected (or the tendered parties fail to pay the price promptly), Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have 10 days to conclude the sale of shares to a third party or delink them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as of the end of five-day term mentioned above.

g)                  Description of clauses restricting or binding the voting rights of members of the board of directors

The New Shareholders’ Agreement provides that all Company shareholder that are parties to the agreement undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to instruct their representatives on the Company’s board of directors and those of its subsidiaries to act and vote in these corporate bodies, so as always to ensure compliance with the basic principles and other terms of the New Shareholders’ Agreement, forbidding any act not fully in compliance with the New Shareholders’ Agreement.

Notwithstanding the foregoing, the resolutions at preliminary meetings do not bind the shareholders’ vote, or that of members appointed by them to the Company’s board of directors or those of its subsidiaries, in matters related to:

•                     analysis of the Company’s Management accounts and those of any of its subsidiaries;

•                     analysis, discussion and resolution on the Management report and the financial statements of the Company and any of its subsidiaries;

•                     cases characterized as abusive exercise of power, provided for in Article 117, Paragraph 1 of Law No. 6404/76; and

•                     practices inherent to the duty of diligence and loyalty and other Management duties set forth in Articles 153 to 158 of Law No. 6404/76.

a)

15.6 – Material changes in equity interests held by members of the controlling group and by the issuer’s management

On June 17, 2013, the contribution to the Company’s capital of all the shares issued by Companhia de Bebidas das Américas – Ambev owned by Anheuser-Busch InBev N.V/S.A., held through InterBrew International B.V. and AmBrew S.A., was approved. Accordingly, InterBrew International B.V. increased its interest in the Company’s capital, while Ambrew S.A. is now a shareholder of the Company.

On July 30, 2013, the incorporation by the Company of all the shares issued by Companhia de Bebidas das Américas – Ambev and not previously owned by the Company was approved. As a result of this share merger, Companhia de Bebidas das Américas – Ambev is now a wholly-owned subsidiary of the Company and the former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

15.7 – Main Corporate Transactions

a) Event	Corporate Restructuring of Companhia de Bebidas das Américas – Ambev
b) Main Business Conditions

On December 7, 2012, Companhia de Bebidas das Américas – Ambev announced its intention of proposing to its shareholders a corporate restructuring aimed at changing its current ownership structure, with two types of shares (common and preferred), to a structure with a single type of common share, to streamline the ownership structure and improve Companhia de Bebidas das Américas – Ambev’s governance, with a view to increasing share liquidity and enhance flexibility in order to manage its capital structure. The proposal submitted to shareholders of Companhia de Bebidas das Américas – Ambev, in a Material Fact released on May 10, 2013, estimated that the corporate restructuring would take place by means of the Company’s incorporation of all the shares issued by Companhia de Bebidas das Américas – Ambev not owned by the incorporator, pursuant to the Brazilian Company law (“Share Merger”); whereby all the shares issued and outstanding of Companhia de Bebidas das Américas – Ambev, including the shares in the form of American Depositary Receipts (“ADRs”), except for the shares and ADRs of Companhia de Bebidas das Américas – Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. In view of the Share Merger, each share issued by Companhia de Bebidas das Américas – Ambev, common or preferred share or ADR representing a common or preferred share of Companhia de Bebidas das Américas – Ambev, would entitle its holder to receive five common shares of the Company or five ADRs of the Company, as applicable.

On May 10, 2013, meetings of the board of directors and fiscal council of Companhia de Bebidas das Américas – Ambev and of the Company’s board of directors were held, at which these bodies approved the proposal for the Share Merger, pursuant to the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A.

As a preliminary step to the Share Merger, on June 17, 2013, all the shares issued by Companhia de Bebidas das Américas – Ambev owned by Anheuser-Busch InBev N.V/S.A., held through InterBrew International B.V. and AmBrew S.A., were transferred to the Company as a capital contribution. Accordingly, the Company now holds 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas – Ambev, and is now its parent company. This contribution did not have any effect on the exchange ratio proposed in the Share Merger or cause dilution for Companhia de Bebidas das Américas – Ambev’s shareholders.

On July 30, 2013, extraordinary shareholders’ meetings of Companhia de Bebidas das Américas – Ambev and of the Company approved, amongst other issues, the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A., the share valuation report and the Share Merger, as well as the increase of the Company’s capital stock subscribed by the managers of Companhia de Bebidas das Américas - Ambev and fully paid by means of transfer of all the shares issued by Companhia de Bebidas das Américas – Ambev, excluding those owned by the Company.

As a result of Share Merger, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company and former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

c) Companies Involved	Companhia de Bebidas das Américas – Ambev, Ambev S.A., AmBrew S.A., InterBrew International B.V. and Anheuser-Busch InBev N.V/S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

After the capital contribution, the Company now holds 74.0432% of the voting capital and 61.8818% of the total capital of Companhia de Bebidas das Américas – Ambev. In addition, AmBrew S.A. now holds 13.03% of the Company’s capital stock.

After the Share Merger, Companhia de Bebidas das Américas – Ambev now is a wholly-owned subsidiary of the Company and all current shareholders of Companhia de Bebidas das Américas - Ambev are now the Company’s shareholders.

e) Ownership Structure Before and After the Operation

Before the operation: (i) the Company held 0.476% interest in the capital stock of Companhia de Bebidas das Américas – Ambev; (ii) the Company’s sole shareholder was InterBrew International B.V.; and (iii) InterBrew International B.V. and AmBrew S.A. were shareholders of Companhia de Bebidas das Américas – Ambev.

After completion of the operation: (i) the Company now holds 100% of shares issued by Companhia de Bebidas das Américas – Ambev; and (ii) former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders

Both minority common and preferred shareholders of shares issued by Companhia de Bebidas das Américas - Ambev took part in the deliberations on the Share Merger. At the extraordinary shareholders’ meeting which resolved on the Share Merger, the minority preferred shareholders had the opportunity to express their views separately.

The votes of AmBrew S.A., Interbrew International B.V. and Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência and of the Company at the extraordinary shareholders’ meeting which resolved on the Share Merger were aligned with the position expressed separately by other common and preferred shareholders of Companhia de Bebidas das Américas – Ambev, so that the implementation of the Share Merger derived from the favorable opinion of both the common and preferred minority shareholders.

a) Event	Publicly-held company registration obtained
b) Main Business Conditions	On October 30, 2013, the Brazilian Securities Commission - CVM granted the Company’s registration as securities issuer under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009.
c) Companies Involved	Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation	No alteration in the ownership structure.
f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the publicly-held company registration obtained did not cause any impact on the Company’s shareholders.

a) Event	Merger of Companhia de Bebidas das Américas – Ambev with the Company
b) Main Business Conditions

The material fact released on December 3, 2013 announced the proposal for the Company’s incorporation of Companhia de Bebidas das Américas – Ambev. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and no longer only through its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Companhia de Bebidas das Américas – Ambev were held which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Companhia de Bebidas das Américas – Ambev, which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas – Ambev was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since it was a wholly-owned subsidiary of the Company.

c) Companies Involved	Companhia de Bebidas das Américas – Ambev and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation the Company held a direct interest representing 100% of the capital stock of Companhia de Bebidas das Américas – Ambev and an indirect interest in the subsidiaries of Companhia de Bebidas das Américas – Ambev.

After completion of the operation, Companhia de Bebidas das Américas – Ambev was dissolved, so that the Company now holds a direct interest in the former subsidiaries of Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock of Companhia de Bebidas da América – Ambev.

a) Event	Merger of Ambev Brasil Bebidas S.A. with the Company
b) Main Business Conditions

The material fact released on December 3, 2013, announced the Company’s proposal to incorporate Ambev Brasil Bebidas S.A. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and not only by means of its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Ambev Brasil Bebidas S.A. were held, which approved the merger mentioned above. As a result of the merger, the Company received at their respective book values, all the assets, rights and obligations of Ambev Brasil Bebidas S.A., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Ambev Brasil Bebidas S.A. resulted in an increase of the Company’s capital stock in an amount equivalent to the shareholders’ equity of Ambev Brasil Bebidas S.A. corresponding to the investment of minority shareholders of Ambev Brasil Bebidas S.A., i.e., by R$156,566.05.

c) Companies Involved	Ambev Brasil Bebidas S.A. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

As a result of the operation, 62,596 new common shares of the Company were issued in favor of minority shareholders of Ambev Brasil Bebidas S.A., in replacement of the common shares of Ambev Brasil Bebidas S.A. held by them, and these shares were fully subscribed by the managers of Ambev Brasil Bebidas S.A., on account of the respective shareholders, who became shareholders in the Company.

e) Ownership Structure Before and After the Operation

Before the operation, the Company directly held a 99% interest in the capital stock of Ambev Brasil Bebidas S.A. and an indirect interest in the subsidiaries of Ambev Brasil Bebidas S.A.

After completion of the operation, Ambev Brasil Bebidas S.A. was dissolved, and the Company succeeded Ambev Brasil Bebidas S.A. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable since the operation did not cause impact on minority shareholders.

a) Event	Acquisition of 50% in the capital stock of Bucanero S.A.
b) Main Business Conditions

On January 28, 2014 AmBev Luxembourg, the Company’s wholly-owned subsidiary, acquired the interest indirectly held by Anheuser-Busch InBev S.A./N.V. in Cerbuco Brewing Inc., which holds 50% in Bucanero S.A., the leading company in the Cuban beer market.

c) Companies Involved	Anheuser-Busch InBev S.A./N.V., AmBev Luxembourg, Cerbuco Brewing Inc. and Bucanero S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation	The Company, before the operation, did not hold any direct or indirect interest in Bucanero S.A. After completion of the operation, the Company now holds an indirect interest of 50% in Bucanero S.A.
f) Mechanisms adopted to ensure fair treatment amongst shareholders

A Fairness Opinion was obtained from N M Rothschild & Sons (Brasil) Ltda. confirming Cerbuco’s financial valuation prepared by the Company. Referring to the approval of the acquisition of Interbrew International B.V. (“IIBV”)’s interest in Cerbuco, in order to ensure independence, members of the Board of Directors with any conflict of interests did not take part in the resolutions related to this operation. In addition, compliance with U.S. policy on Cuba (the “Policy To Assist U.S. Persons In Complying with their Obligations under U.S. Sanctions Regarding Cuba”) was approved, and this was filed at the Company’s headquarters. The Legal Officer and Chief Financial and Investor Relations Officer of the Company were granted authority jointly, after consulting the Compliance Antitrust and Related Parties Committee, to resolve on any and all matters related to any possible direct or indirect activities of the Company in Cuba.

a) Event	Merger of Londrina Bebidas Ltda. with the Company
b) Main Business Conditions

A Management proposal released on September 2, 2014, recommended the Company’s incorporation of Londrina Bebidas Ltda., a wholly-owned subsidiary of the Company. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses.

The Company’s Extraordinary Shareholders’ Meeting was held on October 1, 2014 as well as a Partner’s Resolution of Londrina Bebidas Ltda., which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Londrina Bebidas Ltda., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Londrina Bebidas Ltda. was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since Londrina Bebidas Ltda. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Londrina Bebidas Ltda. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Londrina Bebidas Ltda.

After completion of the operation, Londrina Bebidas Ltda. was dissolved and the Company succeeded Londrina Bebidas Ltda. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the operation did not cause any impact on the Company’s shareholders, since the Company held a 100% interest in the capital stock of Londrina Bebidas Ltda.

Event	Merger of Cervejarias Reunidas Skol Caracu S.A. into the Company
b) Main Business Conditions

The management’s proposal disclosed on March 29, 2016, detailed the proposal for the merger of Cervejarias Reunidas Skol Caracu S.A., a wholly-owned subsidiary of the Company, into the Company. The merger aimed at simplifying the group’s ownership structure and reducing operational and administrative costs.

On April 29, 2016, the Annual and Extraordinary Shareholders’ Meetings of the Company, and the Annual and Extraordinary Shareholders’ Meetings of Cervejarias Reunidas Skol Caracu S.A. approved the merger mentioned above. As a result of the merger, the Company received, at their respective book values, all the assets, rights, and obligations of Cervejarias Reunidas Skol Caracu S.A., which was extinguished, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Cervejarias Reunidas Skol Caracu S.A. was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since Cervejarias Reunidas Skol Caracu S.A. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Cervejarias Reunidas Skol Caracu S.A. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure, especially on the interest of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership structure before and after the operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Cervejarias Reunidas Skol Caracu S.A.

After the operation, Cervejarias Reunidas Skol Caracu S.A. was extinguished, being succeeded by the Company regarding all rights and obrigations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock in Cervejarias Reunidas Skol Caracu S.A.

Event	Merger of Eagle Distribuidora de Bebidas S.A. into the Company,
b) Main Business Conditions

The management’s proposal disclosed on March 29, 2016, detailed the merger of Eagle Distribuidora de Bebidas S.A., a wholly-owned subsidiary of the Company, into the Company. The merger aimed at simplifying the group’s ownership structure and reducing operational and administrative costs.

On April 29, 2016, the Annual and Extraordinary Shareholders’ Meetings of the Company, and the Annual and Extraordinary Shareholders’ Meetings of Eagle Distribuidora de Bebidas S.A. approved the merger mentioned above. As a result of the merger, the Company received, at their respective book values, all the assets, rights, and obligations of Eagle Distribuidora de Bebidas S.A., which was extinguished, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Eagle Distribuidora de Bebidas S.A. was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since Eagle Distribuidora de Bebidas S.A. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Eagle Distribuidora de Bebidas S.A. and Ambev S.A.

d)Effects of the Operation on the Ownership Structure, especially on the interest of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership structure before and after the operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Eagle Distribuidora de Bebidas S.A.

After the operation, Eagle Distribuidora de Bebidas S.A. was extinguished, being succeeded by the Company regarding all rights and obrigations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect the Company’s shareholders, since the Company was holder of 100% of the capital stock in Eagle Distribuidora de Bebidas S.A.

15.8 - Other material information

Due to the merger of all the shares issued by Companhia de Bebidas das Américas – Ambev, as described in this Reference Form, the shareholders and holders of American Depositary Receipts (“ADRs”) of Companhia de Bebidas das Américas – Ambev now became holders, respectively, of (i) five common shares issued by the Company for each common or preferred share issued by Companhia de Bebidas das Américas – Ambev outstanding in the market, and (ii) five ADRs of the Company for each ADR of Companhia de Bebidas das Américas – Ambev, representing its common or preferred shares.

On October 30, 2013, the Brazilian Securities Commission (“CVM”) registered the Company as an issuer of securities under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009, as amended. The Company shares and American Depositary Receipts began to be traded, respectively, on the Securities, Commodities and Futures Exchange - BM&FBOVESPA S.A. and on the New York Stock Exchange, on November 11, 2013.

An Extraordinary Shareholders’ Meeting of Companhia de Bebidas das Américas – Ambev was held on October 31, 2013, where the Company, in the capacity of sole shareholder of Companhia de Bebidas das Américas – Ambev, approved the request for deregistering of Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A”, pursuant to Article 50 of CVM Instruction No. 480 of December 7, 2009, as amended, and the request for cancellation of American Depositary Receipts Programs Level 2 of Companhia de Bebidas das Américas - Ambev. The request for deregistering Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A” was granted by CVM on December 12, 2013, by means of the Official Letter/CVM/SEP/GEA-2/Nº 388/2013.

16.1 – Description of the issuer’s rules, policies and practices regarding transactions with related parties, indicating if there is a formal policy in place, and the locations where this can be consulted

The Company adopts the corporate governance practices provided for in applicable legislation.

According to the Company’s bylaws and the internal regulations of the Compliance Antitrust and Related Parties Committee, the board of directors, after the analysis by said Committee, is responsible for approving any trades or agreements entered into between the Company and/or its subsidiaries (except for wholly-owned subsidiaries), its managers and/or shareholders (including direct or indirect partners of Company shareholders).

Managers are not allowed to interfere in any transaction in which interests, even generally speaking, are in conflict with those of the Company. Additionally, in accordance with the Company’s bylaws, directors should not have access to information, or participate in the resolutions of the Board of Directors regarding issues in which there are or may represent conflicting interests.

According to the Company’s bylaws, transactions with related parties must follow reasonable or fair conditions similar to those prevailing on the market, or conditions that the Company would otherwise negotiate with third parties. Also, such transactions must be clearly reflected in the Company’s financial statements.

16.2 - Except for the transactions carried out between the issuer and the companies in which it directly or indirectly holds total capital stock, inform the transactions held with related parties which, according to the accounting standards, should be disclosed in the individual or consolidated financial statements of the issuer, and which have been performed in the last fiscal year, or are still in force in the current fiscal year.

a) Name of related parties	b) Relationship between the Parties and the Company	c) Transaction Date	d) Subject-matter of the Agreement	e) Is the issuer a creditor or a debtor?	f) Amount Involved (in Reais)	g) Balance as of 12/31/2015 (in Reais)	h) Amount of the interest held by the party in the business, if measurable	i) Warranties and insurance	j) Term	k) Termination or cancellation conditions	l) Loans and debts
											i. Nature and Reasons	ii. Interest Rate
Anheuser-Busch Inbev USA LLC	Related party	12/31/15	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	47,748,000	47,748,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Inbev USA LLC	Related party	12/31/15	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	165,324,000	165,324,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch InBev N.V.	Parent Company	12/31/15	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	86,055,000	86,055,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch InBev N.V.	Parent Company	12/31/15	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	159,627,000	159,627,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cervecería Modelo de Guadalajara S.A.	Related party	12/31/15	Accounts Receivable – Rendering of Reciprocal Services	Creditor	814,000	814,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cervecería Modelo de Guadalajara S.A.	Related party	12/31/15	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	148,506,000	148,506,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cervecería Modelo de Mexico S. de R.L. de C.V.	Related party	12/31/15	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	582,000	582,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cervecería Modelo de Mexico S. de R.L. de C.V.	Related party	12/31/15	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	246,370,000	246,370,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Packaging Group Inc.	Related party	12/31/15	Accounts Payable – Rendering of Reciprocal Services	Debtor	48,787,000	48,787,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Inbev Belgium N.V.	Related party	12/31/15	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	19,486,000	19,486,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Inbev Belgium N.V.	Related party	12/31/15	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	14,067,000	14,067,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Interbrew International B.V.	Shareholder	12/31/15	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	256,365,000	256,365,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cervecería Nacional Dominicana, S.A.	Related party	12/31/15	Accounts Receivable – Rendering of Reciprocal Services – Export of Products	Creditor	4,193,000	4,193,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cervecería Nacional Dominicana, S.A.	Related party	12/31/15	Accounts Payable – Rendering of Reciprocal Services – Import of Products	Debtor	819,000	819,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch InBev N.V.	Parent Company	12/31/15	Royalties Expense	Debtor	35,440,000	35,440,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch Inbev USA LLC	Related party	12/31/15	Royalties Expense	Debtor	288,100,000	288,100,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Cervecería Modelo de Mexico S. de R.L. de C.V.	Related party	12/31/15	Royalties Expense	Debtor	52,940,000	52,940,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Ambrew S.à r.l.	Shareholder	12/31/15	Dividends Payable	Creditor	686,000	686,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Anheuser-Busch InBev N.V.	Parent Company	07/01/05	Due to the merger of InBev Brasil into the Company in July 2005, the Company has obtained tax benefits arising from the partial amortization of the special goodwill reserve, according to article 7 of CVM Normative Ruling No. 319/99	Creditor	2,883,268	2,048,380	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	Shareholder	06/01/08	Lease of assets (10-year agreement entered into on Jun. 1, 2008)	Debtor	63,328,000	8,411,104	N/A	N/A	03/31/2018	According to applicable legislation	N/A	N/A
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	Shareholder	01/29/08	Lease of 3rd and 4th floors of the Corporate Park Building, occupied by the Company’s Central Administration	Debtor	15,316,788	4,522,000	N/A	N/A	01/31/2018	According to applicable legislation	N/A	N/A
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	Shareholder	12/31/15	Health and dental care for the employees and managers (and their dependents) at the Company and its subsidiaries	Debtor	5,139,000	5,139,000	N/A	N/A	Indefinite	According to applicable legislation	N/A	N/A
B2W - Companhia Digital S.A.	Related party	10/29/13	B2W engaged to manage the Company’s e-commerce platform named “Parceiro Ambev”. The subject-matter of the agreement is the trading of the Company’s products through websites.	Debtor	25,691,779	25,691,779	N/A	N/A	2 years (being negotiated)

Non-fulfillment of contractual obligations; judicial or extrajudicial recovery, or bankruptcy of a party; change in control or corporate purpose of B2W; and force majeure. Additionally, after the first year, the agreement may be terminated by any of the parties upon notice given 45 days in advance.

											N/A	N/A

16.3 - In regard to each transaction or set of transactions mentioned in section 16.2 above that occurred in the last fiscal year:

a) identify the measures taken to deal with conflicts of interest

In regard to the transactions mentioned in section 16.2 of this Reference Form, the Company informs that managers are not allowed to interfere in any corporate transactions in which their interests may be in conflict with those of the Company, as well as in the resolutions adopted by the other managers, being responsible for making the managers aware of their impediment and ensuring that their non-participation in a decision has been recorded in the minutes of the meeting of the board of directors or the board of executive officers.

The board of directors will only approve transactions with related parties after the analysis by the Compliance Antitrust and Related Parties Committee, and provided that such transactions are performed according to usual market conditions.

In the last fiscal year ended December 31, 2015, the Company did not grant loans, neither has it entered into any financial agreements with its executive officers or members of the board of directors.

b) show the strictly commutative nature of the conditions agreed or the adequate compensation payments

The Company only performs transactions with related parties in accordance with the conditions adopted by the market at that time.

The essential conditions set forth in the agreements currently in force are highlighted in item 16.2 herein.

16.4 - Provide other information deemed as relevant by the issuer

In the material fact disclosed on May 12, 2016, the Company, in accordance with article 157, paragraph 4, of Law No. 6404, of December 15, 1976, and Instruction No. 357 of the Brazilian Securities Commission, dated January 3, 2002, informed that, on that date, after the approval by the Compliance Antitrust and Related Parties Committee and the Board of Directors, the Company and its controlling shareholder, Anheuser-Busch InBev SA/NV (“AB InBev”) entered into an agreement according to which the Company transfers its operations in Colombia, Peru and Ecuador to AB InBev, while AB InBev transfers to the Company its current operations in SABMiller plc (“SABMiller”) in Panama (“Transaction”). As a result of the Transaction, the Company will no longer operate in the markets of Ecuador, Peru and Colombia, and will start to operate in Panama’s beverage market.   The completion of the Transaction will depend on the prior implementation of the proposal on the merger of activities of SABMiller and AB InBev, as announced on November 11, 2015, as well as on usual closing conditions. Rothschild acted as the exclusive financial advisor to the Company.

17.1 - Information on capital stock

a) Issued Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/27/2015	57,614,139,847.33	Fully paid-in	15,717,615,419	-	15,717,615,419

Subscribed Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/27/2015	57,614,139,847.33	Fully paid-in	15,717,615,419	-	15,717,615,419

 Paid-in Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/27/2015	57,614,139,847.33	Fully paid-in	15,717,615,419	-	15,717,615,419

Authorized capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/01/2013	-	-	19,000,000,000	-	19,000,000,000

Securities Convertible into shares and conversion conditions

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
N/A	-	-	-	-	-

17.2 – Increase in capital stock

Date of resolution: 03/27/2015

Body that resolved on the increase:  Board of Directors

Issue date: 27/03/2015

Total amount of the increase: R$11,621,474.73

Number of securities issued: 631,373

Issue price: R$18.40667043 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0201752%

Date of resolution: 02/23/2015

Body that resolved on the increase:  Board of Directors

Issue date: 02/23/2015

Total amount of the increase: R$20,169,142.02

Number of securities issued: 4,364,791

Issue price: R$4.62087234 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0350266%

Date of resolution: 12/22/2014

Body that resolved on the increase:  Board of Directors

Issue date: 12/22/2014

Total amount of the increase: R$7,135,452.85

Number of securities issued: 1,224,720

Issue price: R$5.82619117 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0123933%

Date of resolution: 12/01/2014

Body that resolved on the increase:  Board of Directors

Issue date: 12/01/2014

Total amount of the increase: R$18,968,607.98

Number of securities issued: 2,296,939

Issue price: R$8.258211 per share

Payment conditions: capitalization of amount of the Share-Based Payment Reserve.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0329566%

Date of resolution: 10/15/2014

Body that resolved on the increase:  Board of Directors

Issue date: 10/15/2014

Total amount of the increase: R$47,405,828.30

Number of securities issued: 9,589,195

Issue price: R$4.94367132 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0824322%

Date of resolution: 09/17/2014

Body that resolved on the increase:  Board of Directors

Issue date: 09/17/2014

Total amount of the increase: R$18,129,871.22

Number of securities issued: 4,991,736

Issue price: R$3.631977 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0315353%

Date of resolution: 08/27/2014

Body that resolved on the increase:  Board of Directors

Issue date: 08/27/2014

Total amount of the increase: R$6,739,282.12

Number of securities issued: 1,714,631

Issue price: R$3.930456 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.0117238%

Date of resolution: 07/14/2014

Body that resolved on the increase:  Board of Directors

Issue date: 07/14/2014

Total amount of the increase: R$352,684,594.10

Number of securities issued: 21,919,490

Issue price: R$16.09 per share

Payment conditions: capitalization of 70% of the tax benefit earned by the Company due to the partial amortization of the special goodwill reserve in the fiscal year 2013 in local currency.

Criterion used for determining the issue amount: closing price on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros on January 31, 2014, or the date of realization of the tax benefit arising from the partial amortization of the special goodwill reserve in 2013, as provided for in article 170, paragraph 1, item III, of Law 6404/76.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0,61732305%

Date of resolution: 05/14/2014

Body that resolved on the increase:  Board of Directors

Issue date: 05/14/2014

Total amount of the increase: R$11,060,735.67

Number of securities issued: 4,712,662

Issue price: R$2.347025 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.019364%

Date of resolution: 04/28/2014

Body that resolved on the increase:  Extraordinary Shareholders’ Meeting

Issue date: 04/28/2014

Total amount of the increase: R$93,547,390.11

Number of securities issued: 0 (capital increase without the issue of new shares)

Issue price: Not applicable (capital increase without the issue of new shares)

Payment conditions: capitalization of 30% of the tax benefit earned by the Company due to the partial amortization of the special goodwill reserve in the fiscal year 2013 without the issue of new shares.

Criterion used for determining the issue amount: Not applicable.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.164041%

Date of resolution: 03/25/2014

Body that resolved on the increase:  Board of Directors

Issue date: 25/03/2014

Total amount of the increase: R$25,731,223.58

Number of securities issued: 1,827,676 common shares.

Issue price: R$14.079 per share

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.045142%

Date of resolution: 01/02/2014

Body that resolved on the increase:  Annual Shareholders’ Meeting

Issue date: 01/02/2014

Total amount of the increase: R$156,566.05

Number of securities issued: 62,596 common shares.

Issue price: R$2.501214

Payment conditions: Merger of Ambev Brasil Bebidas S.A. into the Company, resulting in the increase in the Company’s capital stock in an amount equivalent to the portion of shareholders’ equity of Ambev Brasil Bebidas S.A. that corresponded to the investment of minority shareholders in Ambev Brasil Bebidas S.A.

Criterion used for determining the issue amount: Amount of capital increase divided by the number of shares issued by the Company.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.000275%

Date of resolution: 12/19/2013

Body that resolved on the increase:  Board of Directors

Issue date: 12/19/2013

Total amount of the increase: R$12,701,716.27

Number of securities issued: 1,688,940  common shares.

Issue price: R$7.52  per share.

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.022288%.

Date of resolution: 10/17/2013

Body that resolved on the increase:  Board of Directors

Issue date: 10/17/2013

Total amount of the increase: R$4,747,183.55

Number of securities issued: 1,154,550 common shares.

Issue price: R$4.1117 per share.

Payment conditions: Local currency.

Criterion used for determining the issue amount: Stock Options Plan approved on July 30, 2013. Said capital increase was made within the authorized capital limit.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 0.008330.

Date of resolution: 07/30/2013

Body that resolved on the increase:  Extraordinary Shareholders’ Meeting

Issue date: 07/30/2013

Total amount of the increase: R$48,527,400,788.78

Number of securities issued: 5,967,838,305 common shares

Issue price: R$16.2629

Payment conditions: Transfer, at economic value, based on market value, of total outstanding shares issued by Companhia de Bebidas das Américas – Ambev, except for those already owned by the Company, due to the merger of its shares into the Company.

Criterion used for determining the issue amount: Economic value, based on market value, of total outstanding shares issued by Companhia de Bebidas das Américas – Ambev, except for those already owned by the Company.

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 537.8853%

Date of resolution: 06/17/2013

Body that resolved on the increase:  Extraordinary Shareholders’ Meeting

Issue date: 06/17/2013

Total amount of the increase: R$7,844,117,875.00

Number of securities issued: 8,715,686,528 common shares

Issue price: R$1.800

Payment conditions: Contribution of 1,669,193,464 shares issued by Companhia de Bebidas das Américas – Ambev.

Criterion used for determining the issue amount: NA

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 3149.4727%

Date of resolution: 06/17/2013

Body that resolved on the increase:  Extraordinary Shareholders’ Meeting

Issue date: 06/17/2013

Total amount of the increase: R$362,760,813.00

Number of securities issued: 1,343,558,569 common shares

Issue price:

Payment conditions: Contribution of 254,551,331 shares issued by Companhia de Bebidas das Américas – Ambev.

Criterion used for determining the issue amount: NA

Private or public subscription: Private.

Percentage that the increase represents compared to the capital stock immediately prior to the capital increase: 4.4823%

17.3 – Information on share splits, groupings and bonuses

Date of resolution: 06/17/2013

Number of shares before the approval, by class and type: 10,308,306,399 common shares

Number of shares after the approval, by class and type: 9,693,597,815 common shares

17.4 - Decrease in capital stock

Not applicable, since the Company did not record any capital decrease in the last three fiscal years.

17.5 – Other material information

In July 30, as a result of the Merger of Shares, the Company’s capital stock was increased upon issue of 5,967,838,305 common, registered shares with no par value, for a total issue price of R$97,054,801,577.56, of which R$48,527,400,788.78 was allocated to capital stock, while the remaining amount of R$48,527,400,788.78 was allocated for recording of the capital reserve, through transfer of the total shares issued by Companhia de Bebida das Américas – Ambev to the Company, except for those owned by the Company.

18.1 – Share Rights

Type of shares or CDA	Common Shares
Right to dividends

Pursuant to Law No. 6404/76, holders of the Company’s shares are entitled to receive dividends or other distributions related to said shares in proportion to their interest.

The Company’s bylaws establish that a minimum of 40% of adjusted net income should distributed to the shareholders on a yearly basis as mandatory dividends, in accordance with article 202 of Law 6404/76.

Voting rights	Full
Convertibility	No
Capital reimbursement rights

Yes

If the Company goes into liquidation, shareholders shall be reimbursed in proportion to their equity interest, after the payment of all Company liabilities.

Shareholders who do not agree with certain resolutions adopted by the annual shareholders’ meeting may withdraw from the Company, in accordance with Law No. 6404/76. For purposes of reimbursement, the value of the shares will be determined based on the value of shareholders’ equity recorded in the last balance sheet approved by the annual shareholders' meeting, except for their right to request preparation of a special balance sheet.

Tag along

As provided for in Law No. 6404/76, in case of direct or indirect disposal of the Company’s control, the buyer must hold a public offering for acquisition of shares with voting rights owned by the other shareholders, and ensure them a minimum price equal to 80% of the amount paid per share with voting rights held by the controlling shareholders.

Circulation restrictions

The Manual on Disclosure and Use of Information and the Policy on the Trading of Securities Issued by Ambev S.A., approved by the board of directors, contain restrictions on the trading of securities issued by the Company by the persons and as described therein.

For further information on the Company’s Manual on Disclosure and Use of Information and the Policy on the Trading of Securities Issued by Ambev S.A., the persons connected to it, and its main provisions, see section 20 of this Reference Form.

Conditions for changing the rights guaranteed by the securities

According to Law No. 6404/76, neither the Company’ bylaws, nor the resolutions adopted by the annual shareholders meeting can deprive the shareholders of the following rights: (i) share in profits; (ii) share in the distribution of any assets in case of liquidation; (iii) supervise the Company’s management, in accordance with Law 6404/76; (iv) exercise preemptive rights on the subscritption of shares, convertible debentures, and warrants, as provided for in Law 6404/76; and (v) withdraw from the Company in the situations provided for in Law 6404/76.

Possibility of redemption of shares	This is not applicable, as there are no situations of redemption of shares issued by the Company other than those provided for in the law.
Other material characteristics	-

18.2 - Description of any statutory rules limiting the voting rights of significant shareholders or requiring them to hold a public offering

The Company’s bylaws do not establish any specific rule limiting the voting rights of significant shareholders or requiring them to hold a public offering.

18.3 - Description of exceptions and suspensive clauses relating to equity or political rights set forth in the by-laws

This is not applicable, as there are no exceptions and suspensive clauses relating to equity or political rights set forth in the Company’s bylaws.

18.4 - Trading volume and highest and lowest price quotes of securities traded

Quarter	Security	Type/Class	Market	Administrative Body	Financial volume traded (in reais)	Highest quote (in reais)	Lowest quote (in reais)	Daily average of quotes (in reais)	Quote factor
12/31/13	Shares	Common	Organized Over-the-Counter Market	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	9,120,159,000	16.07	14.95	15.52	R$ per Unit
03/31/14	Shares	Common	Organized Over-the-Counter Market	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	9,800,344,000	15.94	14.27	15.33	R$ per Unit
06/30/14	Shares	Common	Organized Over-the-Counter Market	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	10,758,282,000	16.61	14.45	15.39	R$ per Unit
09/30/14	Shares	Common	Organized Over-the-Counter Market	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	12,286,827,000	15.66	14.42	15.11	R$ per Unit
12/31/14	Shares	Common	Organized Over-the-Counter Market	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	13,795,095,000	16.34	14.30	15.24	R$ per Unit
03/31/15	Shares	Common	Organized Over-the-Counter Market	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	11,982,275,000	18.27	15.06	17.14	R$ per Unit
06/30/15	Shares	Common	Organized Over-the-Counter Market	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	12,101,488,000	19.29	17.88	18.50	R$ per Unit
09/30/15	Shares	Common	Organized Over-the-Counter Market	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	15,937,647,000	19.50	17.55	18.79	R$ per Unit
12/31/15	Shares	Common	Organized Over-the-Counter Market	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros	14,018,211,000	20.04	17.53	18.66	R$ per Unit

18.5 – Description of other securities issued in Brazil, rather than shares, which are not overdue or redeemed.

a. security identification	First (1st) issue of unsecured non-convertible debentures, in a single series, of Ambev S.A, (“Issuer”).
b. quantity	One thousand (1,000) debentures
c. global par value	Total issue amount: One billion reais (R$1,000,000,000.00) on the Issue Date.
d. Issue date	October 30, 2015
e. debt balance outstanding on the closing date of the last fiscal year	R$1,023,539,210.00
f. circulation restrictions

The debentures should only be traded among qualified investors, as defined in article 9-B of CVM Instruction 539, after ninety (90) days as from the date of subscription or acquisition by Professional Investors, in accordance with articles 13 and 15 of CVM Instruction 476, and the Issuer must comply with article 17 of said instruction, while the trading of Debentures should always comply with applicable legal and regulatory provisions.

g. Convertibility into shares, or granting of rights to subscribe or purchase issuer’s shares giving: (i) the conditions; and (ii) the effects on capital stock	N/A
h. possibility of redemption, giving (i) redemption circumstances; and (ii) calculation of redemption amount

The Issuer may, at its own discretion and at any time, and as long as legally allowed, hold an offering for early redemption, in whole or in part, with subsequent cancellation of such Debentures, and addressed to all debenture holders, with no distinction and ensuring equal conditions to all debenture holders, for them to accept the early redemption of the Debentures they hold, pursuant to the terms and conditions set forth in section 6.16 of the Deed of Issue (“Early Redemption Offering”). The amount to be paid for each Debenture indicated by their respective holders in response to the Early Redemption Offering will be equivalent to the outstanding balance of the Par Value per Unit, plus (a) earnings, calculated on a pro rata temporis basis, as from the Date of the First Payment or the immediately preceding Date of Payment of Earnings, as the case may be, until the effective payment date; and (b) as the case may be, an early redemption premium offered to debenture holders, at the sole discretion of the Issuer.

debt securities	Maturity October 30, 2021

Earnings

Debentures will be entitled to compound interest on the Par Value per Unit equivalent to fourteen point four hundred seventy-six thousandths percent (14.476%) per annun, based on two hundred fifty-two (252) Business Days, calculated pro rata temporis, in accordance with the formula defined in section 6.12 of the Deed of Issue (“Earnings”). Should the Debentures rating change, the Interest Rate, as provided for in the Earnings formula, will also be increased or reduced, in accordance with the rating provided for in the most recent risk ratings report, as indicated in the table included in section 6.12.4 of the Deed of Issue, as from the first day of the Capitalization Period subsequent to the Capitalization Period in which the change occurred, and amendment to the Deed of Issue will not be required.

j. Conditions for changing the rights guaranteed by the securities

The resolutions below regarding the characteristics of the Debentures that may be proposed exclusively by the Issuer will depend on the approval by Debenture Holders representing ninety percent (90%) of the Debentures outstanding plus one debenture, whether on first call for the Annual Debenture Holders’ Meeting, or any subsequent meeting: the provisions set forth in section 9.13 of the Deed of Issue; (ii) any of the quorums provided for in the Deed of Issue; (iii) the Earnings on the Debentures; (iv) any payment dates of any amounts provided for in the Deed of Issue; (v) the maturity of Debentures; (vi) the type of Debentures; (vii) the creation of a renegotiation event; (viii) amounts and dates of repayment of the principal of Debentures; (ix) change in any Early Maturity Event provided for in section 6.18 of the Deed of Issue, and (x) change in the additional obligations of the Issuer provided for in Section Seven.

The resolutions regarding the permanent or temporary waiver of Early Maturity Events will depend on the approval by Debenture Holders representing (i) ninety percent (90%) of the Debentures outstanding, plus one debenture, whether on first call for the Annual Debenture Holders’ Meeting, or any subsequent meeting related to Automatic Maturity Events; (ii) ninety percent (90%) of the Debentures outstanding, plus one debenture, whether on first call for the Annual Debenture Holders’ Meeting, or any subsequent meeting related to Non Automatic Maturity Events (a), (b), (e), (f) and (h); and (iii) two thirds (2/3) of the Debentures outstanding, whether on first call for the Annual Debenture Holders' Meeting, or any subsequent meeting related to Non Automatic Maturity Events (c), (d) and (g).

k. Other material characteristics

The Issue complied with article 1 of Law 12431 of June 24, 2011, as amended. In case the Debentures no longer satisfy certain characteristics set forth in Law 12431, there is no assurance that they will continue to receive the special tax treatment provided for in said law. For further information, see section 18.10 of this reference form and the Deed of Issue of Debentures, as amended (“Deed of Issue”), available on the CVM website. The terms in capital letters used in this table 18.5 and not defined herein will have the meaning attributed to them in the Deed of Issue.

18.6 - Brazilian markets where the securities are traded

Common shares issued by the Company have been admitted for trading on Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA S.A. under code ABEV3 since November 11, 2013.

The debentures of the first (1st) issue of the Company are traded on the CETIP 21 - Títulos e Valores Mobiliários module, which has been managed and operated by CETIP S.A. – Mercados Organizados since November 4, 2015.

18.7 - Information on the class and type of security traded on foreign markets

The Company sponsors the American Depositary Receipts Level 2 Program (“ADRs Program”) approved by CVM pursuant to CVM/SRE/GER-2 Official Letter No. 450/2013, of October 31, 2013.

The subject matter of the ADRs Program are deposit certificates representing common, registered, book-entry shares with no par value issued by the Company (“ADRs”). Each ADR represents 1 common share issued by the Company.

ADRs are registered with the entity that regulates the US capital market, that is, the Securities and Exchange Commission (SEC), and they are traded on the New York Stock Exchange – NYSE.

The information below refers to the Company’s ADRs Program:

a.                   Country

United States

b.                   Market

Secondary

c.                   Entity that manages the market where the securities are traded

New York Stock Exchange – NYSE

d.                   Date admitted for trading

November 11, 2013

e.                   Give the trading segment, if any

American Depositary Receipts - ADR Level 2 Program. This is a program listed on a US exchange without the issue of new shares.

f.                    Commencement date of listing on the segment

November 11, 2013

g.                   Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last financial year

In regard to common shares, 42.5% were traded on the BM&FBovespa, while 57.5% were trade on the New York Stock Exchange – NYSE.

h.                   Proportion, if any, of certificates of deposit abroad in relation to each class and type of shares

1 ADR represents 1 common share issued by the Company.

i.                    Depositary bank, if any.

The Bank of New York Mellon

j.         Custodian, if any.

Banco Bradesco S.A.

18.8 - Material securities issued abroad

The Company has no material securities issued abroad.

18.9- – Public offerings for distribution undertaken by the issuer or by third parties, including parent companies, affiliates and subsidiaries, for securities of the issuer

In October 2015, the Company carried out the first (1st) issue of unsecured non-convertible debentures, in a single series, which were publicly distributed with restricted placement efforts, in accordance with CVM Instruction No. 476, as amended, in the amount of R$1 billion.  The Issue was performed in accordance with article 1 of Law 12431 of June 24, 2011, as amended.  For further information on said debentures, see item 18.5 above.

18.10 – Public offerings for distribution of securities

a.            how the proceeds from the offering were used

In October 2015, the Company carried out the first (1st) issue of unsecured non-convertible debentures, in a single series, which were publicly distributed with restricted placement efforts, in accordance with CVM Instruction No. 476, as amended, in the amount of R$1 billion.  The Issue was performed in accordance with article 1 of Law 12431 of June 24, 2011, as amended (“Law 12431”).

Pursuant to the “Private Deed of the 1st Issue of Unsecured Non-convertible Debentures, Single Series, for Public Distribution with Restricted Placement Efforts of Ambev S.A.,” as amended (“Deed of Issue”), and article 1 of Law 12431, the net proceeds obtained by the Company from the issue will be exclusively allocated to investment projects (including reimbursements, pursuant to Law 12431) included in the scope of the Company’s investment plan (capex), as described in Exhibit I to the Deed of Issue.

b.            if there were any material differences between the actual use of the proceeds and the proposed use of the proceeds reported in the applicable offering circulars

Not applicable. The proceeds are being allocated as provided for in the Deed of Issue.

c.             in the event a difference has occurred, the reasons for it

Not applicable.

18.11 - Description of public offerings for acquisition held by the issuer in respect of shares issued by third parties

Not applicable, since there were no public offerings for acquisition held by the issuer in respect of  shares  issued by third parties in the last three fiscal years.

18.12 – Other material information

Additional information regarding the first (1st) issue of unsecured non-convertible debentures, in a single series, of Ambev S.A.  (table 18.5 above)

In the occurrence of the events below, the Trustee should take action according to the terms indicated in the Deed of Issue.

Automatic Early Maturity Events:

a)                  default of the Issuer, regarding monetary obligations due to Debenture Holders pursuant to the Deed of Issue, on the relevant date of payment, and not remedied within two (2) Business Days as from the date of the default;

b)                  assignment, promise to assign, or any form of transfer, or promise to transfer to third parties, in whole or in part, by the Issuer, of the obligations provided for in the Deed of Issue, except when previously authorized by  Debenture Holders, in the Annual Debenture Holders' Meeting (as defined below), representing ninety percent (90%) of the Debentures Outstanding (as defined below) plus one Debenture;

c)                   liquidation, dissolution or winding up of the Issuer, except when the liquidation, dissolution or winding up results from corporate transactions other than Non Automatic Early Maturity Events, as provided for in the Deed of Issue;

d)                  (i) adjudication of bankruptcy of the Issuer and/or any Material Subsidiary; (ii) voluntary bankruptcy requested by the Issuer and/or any Material Subsidiary; (iii) request for bankruptcy by the Issuer and/or any Material Subsidiary, made by third parties, not suppressed in the legal term; or (iv) filing for judicial reorganization or extrajudicial reorganization of the Issuer and/or any Material Subsidiary, regardless of approval; and

e)                   change in the corporate classification of the Issuer, so that it ceases to be a publicly-held company, pursuant to article 220 of the Brazilian Corporate Law.

Non Automatic Early Maturity Events:

a)                  default of the Issuer, regarding the non monetary obligations provided for in the Deed of Issue, and not remedied within sixty (60) days as of the date on which the Issuer has become aware of the default. This term is not applicable to obligations for which a specific remediation term has been specified, or to other Early Maturity Events;

b)                  default or default event by the Issuer or any Material Subsidiary not remedied within the relevant remediation term, as applicable, regarding any contracts, instruments or documents that may evidence Indebtedness (as defined below) in an amount equal to or greater than One hundred, fifty million US dollars (US$ 150,000,000.00) or the equivalent amount in other currencies, to the extent that such default or default event may result in the early maturity of said Indebtedness;

c)                   decrease in the Issuer’s capital, except when (i) previously authorized by the Debenture Holders, during the Annual Debenture Holders Meeting (as defined below), representing at least the majority of Debentures Outstanding (as defined below), as provided for in article 174, paragraph 3, of the Brazilian Corporate Law, or (ii) the capital decrease being carried out with the purpose of lessening the losses accrued;

d)                  change in the corporate purpose of the Issuer, as provided for in the bylaws in force on the Issue Date, in such a way that, as a result of the change, the Issue is unable to develop Investment Projects;

e)                   evidence that the representations made by the Issuer in the Deed of Issue are false or incorrect in any material aspects;

f)                   lack of compliance, by the Issuer, with the obligations arising from final and unappealable court decisions and/or final and unappealable arbitration awards against the Issuer, that may have a Material Adverse Effect (as defined below), except when said obligation is secured by sufficient assets of the Issuer, surety bonds or letters of guarantee, as long as said collaterals are accepted by the relevant courts, or in the scope of the arbitration proceeding; or

g)                  spin-off, merger, consolidation (only when the Issuer is merged into another company) or merger of shares (only when the Issuer’s stock is merged into another company’s), as long as the transaction may result in the lowering by two notches or more of the risk rating of the Debentures, taking into account the last report released by the Risk Ratings Agency, pursuant to the Deed of Issue, except: (i) if previously authorized by the Debenture Holders, in the Annual Debenture Holders Meeting, representing two thirds (2/3) of the Debentures Outstanding; or (ii) if Debenture Holders wishing to do so are assured, during a minimum term of six (6) months as from the date of publication of the minutes of the corporate acts regarding the transaction, the redemption of the Debentures held by them, upon the payment of the Par Value per Unit, or the balance thereof, plus Earnings applicable, calculated pro rata temporis as from the Date of the First Payment or the Date of Payment of the Earnings immediately preceding, as the case may be, until the date of payment; or (iii) if, regarding spin-off, merger or consolidation (including merger of shares), the company that receives the shares (in case of spin-off), the successor (in case of merger or consolidation), or the company into which the shares are merged(in case of merger of shares) is a direct or indirect subsidiary of a company that belongs to the economic group of the Issuer; and

h)                  cancellation of the registration of the Debentures with CETIP, and non obtainment, within thirty (30) days, of a new registration with other market entities that may provide custody and trading services regarding the Debentures.

Collateral

Debentures are not secured by collateral.

Restrictions imposed on the Issuer regarding (i) the distribution of dividends; (ii) the disposal of certain assets; (iii) the contracting of new debts; and (iv) the performance of corporate transactions involving the issuer, the controlling shareholders or the subsidiaries.

There are no other restrictions imposed on the Company pursuant to the Deed of Issue regarding such issues, without prejudice of the aforementioned Automatic and Non Automatic Early Maturity Events.

Trustee

Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

Core activities of the Trustee

In addition to other duties and attributions provided for in the law, in CVM rulings, or in the Deed of Issue, the Trustee’s core activities include:

(a)      protecting the rights and interests of the Debenture Holders, using, in the exercise of their duties, the care and diligence required from all active and honest persons in the management of their own property;

(b)      waiving their functions in case of conflicts of interest or ineptitude;

(c)       safeguarding all books, correspondence and other documents relating to the exercise of their functions;

(d)       checking, upon the acceptance of their duties, the truthfulness of information contained in the Deed of Issue, working on the remediation of any omissions, failures or errors they may be aware of;

(e)       monitoring compliance with the frequency of provision of mandatory information, warning the Debenture Holders about any omissions or untruthfulness of such information;

(f)        calling, pursuant to the Deed of Issue, the Annual Debenture Holders Meeting, by publishing a notice at least three (3) times in the press media in which the Issuer usually publishes its information, at the Issuer’s expense;

(g)      attending the Annual Debenture Holders Meeting to provide the information requested;

(h)      preparing annual reports addressed to the Debenture Holders, pursuant to line (b) of paragraph 1 of article 68 of the Brazilian Corporate Law, regarding the Issuer's fiscal years, pursuant to applicable legislation;

(i)       making available to the Debenture Holders the report mentioned in the above item within no more than four (4) days as from the end of the fiscal year of the Issuer;

(j)       updating the list of Debenture Holders and their addresses, also by requesting information to the Issuer, the Settlement Bank, the Bookkeeper and the CETIP;

(k)      supervising compliance with clauses included in the Deed of Issue and all those imposing affirmative and negative convenants.

(l)       sending an individual notice to all Debenture Holders, no later than two (2) Business Days after the Trustee has been informed about the event, about the Issuer’s non-compliance with any obligations undertaken in the Deed of Issue, informing the place where the interested persons may get further information, and sending a communication with the same content to CVM and CETIP; and

(m)    issuing an opinion about the sufficiency of information in the proposals to change the conditions of the Debentures.

Trustee Compensation

Four-monthly installments paid in arrears, in the amount of three thousand, five hundred reais (R$3,500.00), due until the full settlement of the Debentures.

19.1 - Information on the repurchase of shares by the issuer

In the last three fiscal years, the Company’s Board of Directors approved the following repurchase plans:

Date of Approval of the Plan	02/25/2015
Number of shares estimated in the Plan	up to the limit of 60,000,000 common shares
Number of shares outstanding upon approval of the Plan	4,454,467,634 common shares
Percentage against total shares outstanding upon approval of the Plan	1.35%
Repurchase period established in the Plan	240 days as from the date of approval, maturing on October 23, 2015
Reserves and income available for repurchasing	Capital reserve reported in the balance sheet as of December 31, 2014, up to the total amount of R$850,000,000.00
Other material characteristics of the Plan

The plan to repurchase shares issued by the Company, which will be held in Treasury for possible cancellation or disposal later on, was approved pursuant to Article 21, “u” of the Company’s bylaws; Article 30, paragraph 1, “b”, of Law No. 6404/76; and CVM Instruction No. 10/80, as amended, as a means to maximize the generation of value for shareholders through the efficient management of the Company’s capital structure.

The following financial institutions were authorized to operate as intermediaries in this transaction: (i) Agora CTVM S/A, Praia de Botafogo, 300, Sala 601, E 301, Rio de Janeiro - RJ, CEP 22250-040, (ii) Brasil Plural CCTVM S/A, R. Surubim, 373 Térreo, Conjuntos 01 - Parte e 02 – Parte, São Paulo – SP, CEP 04571-050, (iii) Credit Suisse Brasil S.A. CTVM, R. Leopoldo Couto de Magalhães Junior, 700, 10° andar (Parte) e 12° a 14° andares (Partes), São Paulo – SP, CEP 04542-000, (iv) Deutsche Bank-CV S/A, Av. Brig. Faria Lima, 3900, 13º andar. (Pte), Ed. Birmann, 31, São Paulo – SP, CEP 04538-132, (v) Fator S.A. CV, R. Dr. Renato Paes de Barros, 1.017, 11° e 12° Andares, São Paulo – SP, CEP 04530-001, (vi) Icap Do Brasil CTVM Ltda., Av. das Américas, 3500, Andar 2, Sala 201, 202, 203, 204 Sala 205, 219 e 220, Rio De Janeiro - RJ, CEP 22640-102, (vii) Itaú CV S/A, Av. Faria Lima, 3500, 3º Andar, Parte, São Paulo – SP, CEP 04538-132, (viii) J.P. Morgan CCVM S.A., Av. Brig. Faria Lima, 3.729, 13º Andar (Parte), São Paulo – SP, CEP 04538-905, (ix) Merrill Lynch S/A CTVM, Av. Brig. Faria Lima, 3400, Conjunto 161, Parte A, São Paulo – SP, CEP 04538-132, (x) Renascença DTVM Ltda., Al. Santos, 1940, 12º Andar, São Paulo – SP, CEP 01418-102, (xi) Santander CCVM S/A, Av. Pres. Juscelino Kubitschek, 2041, 2235, Parte, 24º Andar, São Paulo – SP, CEP 04543-011, (xii) UBS Brasil CCTVM S/A, Av. Faria Lima, 4.440 7° Andar Parte, São Paulo – SP,CEP 04538-132, (xiii) XP Investimentos CCTVM S/A, Av. das Américas, 3434, Bloco 7, 2º Andar, Salas 201 a 208, Rio de Janeiro – RJ, CEP 22631-003, (xiv) Itau Securities Inc, 767 Fifth Avenue, 50th Floor, New York - NY 10153, (xv) Agora Securities Corp., Nova Iorque, 110 East 55th Street 18° Andar, New York, Zip Code 10022.

Number of shares purchased	43,710,127
Weighted average purchase price	18.97
Percentage of shares purchased against total shares approved	72.85%

Date of Approval of the Plan	08/28/2015
Number of shares estimated in the Plan	up to the limit of 60,000,000 common shares
Number of shares outstanding upon approval of the Plan	4,353,658,430 common shares
Percentage against total shares outstanding upon approval of the Plan	1.38%
Repurchase period established in the Plan	240 days as from the date of approval, maturing on April 24, 2016
Reserves and income available for repurchasing	Capital reserve reported in the balance sheet as of December 31, 2014, up to the total amount of R$850,000,000.00
Other material characteristics of the Plan

The plan to repurchase shares issued by the Company, which will be held in Treasury for possible cancellation or disposal later on, was approved pursuant to Article 21, “u” of the Company’s bylaws; Article 30, paragraph 1, “b”, of Law No. 6404/76; and CVM Instruction No. 10/80, as amended, as a means to maximize the generation of value for shareholders through the efficient management of the Company’s capital structure.

The following financial institutions were authorized to operate as intermediaries in this transaction: (i) Agora CTVM S/A, Praia de Botafogo, 300, Sala 601, E 301, Rio de Janeiro - RJ, CEP 22250-040, (ii) Brasil Plural CCTVM S/A, R. Surubim, 373 Térreo, Conjuntos 01 - Parte e 02 – Parte, São Paulo – SP, CEP 04571-050, (iii) Credit Suisse Brasil S.A. CTVM, R. Leopoldo Couto de Magalhães Junior, 700, 10° andar (Parte) e 12° a 14° andares (Partes), São Paulo – SP, CEP 04542-000, (iv) Deutsche Bank-CV S/A, Av. Brig. Faria Lima, 3900, 13º andar. (Pte), Ed. Birmann, 31, São Paulo – SP, CEP 04538-132, (v) Fator S.A. CV, R. Dr. Renato Paes De Barros, 1.017, 11° e 12° Andares, São Paulo – SP, CEP 04530-001, (vi) Icap Do Brasil CTVM Ltda., Av. das Américas, 3500, Andar 2, Sala 201, 202, 203, 204 Sala 205, 219 e 220, Rio De Janeiro - RJ, CEP 22640-102, (vii) Itaú CV S/A, Av. Faria Lima, 3500, 3º Andar, Parte, São Paulo – SP, CEP 04538-132, (viii) J.P. Morgan CCVM S.A., Av. Brig. Faria Lima, 3.729, 13º Andar (Parte), São Paulo – SP, CEP 04538-905, (ix) Merrill Lynch S/A CTVM, Av. Brig. Faria Lima, 3400, Conjunto 161, Parte A, São Paulo – SP, CEP 04538-132, (x) Renascença DTVM Ltda., Al. Santos, 1940, 12º Andar, São Paulo – SP, CEP 01418-102, (xi) Santander CCVM S/A, Av. Pres. Juscelino Kubitschek, 2041, 2235, Parte, 24º Andar, São Paulo – SP, CEP 04543-011, (xii) UBS Brasil CCTVM S/A, Av. Faria Lima, 4.440 7° Andar Parte, São Paulo – SP,CEP 04538-132, (xiii) XP Investimentos CCTVM S/A, Av. das Américas, 3434, Bloco 7, 2º Andar, Salas 201 a 208, Rio de Janeiro – RJ, CEP 22631-003, (xiv) Itau Securities Inc, 767 Fifth Avenue, 50th Floor, New York - NY 10153, (xv) Agora Securities Corp., New York, 110 East 55th Street 18° floor, New York, Zip Code 10022.

Number of shares purchased	5,454,202
Weighted average acquisition price	18.87
Percentage of shares purchased against total shares approved	9.09%

19.2 – In relation to the shares held in Treasury, give, in table form, and segregated by type, class and nature:

Fiscal Year: 01/01/2015 to 12/31/2015

Security: Share

Nature: Common

Initial Quantity	Quantity	417,420
Shares purchased	Quantity	48,949,937
	Weighted Average Price (R$)	18.96
Shares Sold	Quantity	16,846,377
	Weighted Average Price (R$)	18.84
Cancellations	Quantity	0
Final Quantity	Quantity	32,520,980
	Percentage against the securities outstanding of the same class and nature	0.2073%

Fiscal Year: 01/01/2014 to 12/31/2014

Security: Share

Nature: Common

Initial Quantity	Quantity	1,353,637
Shares purchased	Quantity	11,630,364
	Weighted Average Price (R$)	15.89
Shares Sold	Quantity	12,566,581
	Weighted Average Price (R$)	16.00
Cancellations	Quantity	0
Final Quantity	Quantity	417,420
	Percentage against the securities outstanding of the same class and nature	0.0027%

Fiscal Year: 01/01/2013 to 12/31/2013

Security: Share

Nature: Common

Initial Quantity	Quantity	0
Shares purchased	Quantity	1,758,022
	Weighted Average Price (R$)	17.00
Shares Sold	Quantity	404,385
	Weighted Average Price (R$)	17.15
Cancellations	Quantity	0
Final Quantity	Quantity	1,353,637
	Percentage against the securities outstanding of the same class and nature	0.0086%

19.3 – Other material information

Not applicable, since all material information was already provided in the other items.

20.1 – Information about the securities trading policy

a.  Date of approval

Board of Directors’ Meeting held on March 1, 2013; amended on August 27, 2014 and March 28, 2016.

b. Connected Persons

In respect to securities trading (“Trading Policy”), the “Manual of Disclosure and Use of Information and Policy on the Trading of Securities Issued by Ambev S.A.” (“Manual”) binds the following persons, who must sign a Deed of Commitment to the Manual: the Company itself; (ii) the managers, controlling shareholders, members of the fiscal council, employees and officers who have access to material information and are members of other bodies with technical or advisory functions; (iii) the subsidiaries; (iv) anyone who, by virtue of their office, function or position in the Company’s controlling shareholder, or in its subsidiaries or affiliates, has knowledge about information on material acts or facts involving the Company, until such act or fact is disclosed to the market; and (v) former managers of the Company, under the conditions provided for in the item below (“Persons”).

c. Main characteristics

Previous Authorization

Despite the provisions set forth in the Trading Policy, the trading of securities issued by the Company by Connected Persons must be previously authorized by the Company’s Investor Relations Officer and the Legal Counsel.  This procedure is not applicable to the trading of shares issued by the Company under the individual investment plans provided for in the Trading Policy The Company must keep the records of all correspondences regarding requests received, as well as the responses for such requests, for a period of 5 years as from the receipt of a trade request.

Individual Investment Plans

For further information about these plans, see item 20.2 herein.

Accredited Brokers

All trades involving securities issued by the Company or its subsidiaries (which are publicly held companies), conducted by the Company or the Persons, must be intermediated by the brokers accredited by the Company to trade its securities on the part of the Persons.

d. Black-out period and description of supervision procedures

Black-out

Persons who have adhered to the Trading Policy must refrain from trading shares, directly or indirectly, in all periods in which, by operation of communications issued by the Company's Investor Relations Officer, a Black-out Period has been determined.

Other prohibitions, exceptions and additional information are described in item 20.2 of this Reference Form.

e. Places where the policy is available

The Trading Policy is available at the following electronic address: http://ri.ambev.com.br, in the field “Governança Corporativa,” “Políticas e Códigos,” “Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Ambev.”

20.2 – Other material information

Prohibitions

Persons who have adhered to the Trading Policy must refrain from trading shares, directly or indirectly, in all periods in which, by force of communication issued by the Company’s Investor Relations Officer, a Black-out Period has been determined.

Additionally, the trading of Company securities by the controlling shareholders and the following persons is not allowed: Managers, members of the fiscal council, and members of other bodies with technical or advisory functions; (b) controllership and tax managers, legal counsels, treasury manager and employees, investor relations manager and employees, mergers and acquisitions manager and employees; new business manager, and internal audit manager; (c) employees and officers with access to material information; (d) anyone who, by virtue of their office, function or position in the Company’s controlling shareholders, or in its subsidiaries or affiliates, has knowledge about information on material acts or facts involving the Company; and (e) persons having the following relationships with the persons indicated in item (a) above: (i) spouse, not judicially separated; (ii) companion; (iii) dependents included in the annual tax return; and (iv) business directly or indirectly controlled by the managers and the like, or the persons listed in item (e) (collectively, “Connected Persons”) in the following situations:

(a)            preceding the disclosure to the market of a material act or fact relating to the Company’s business.

This prohibition is equally applicable to:

(i)                   any person with knowledge about any material information, and aware of the fact that the information has not yet been disclosed to the market, particularly persons holding a commercial or professional relationship, or a relationship of trust with the Company, such as independent auditors, securities analysts, consultants and securities distributors; and

(ii)                 former managers who have left management positions in the Company right before the disclosure of material acts or facts originated during their terms of office, until: (1) six (6) months after the date on which the manager left the company; or (2) the public disclosure of the material fact;

(b)            whenever an option or mandate is in course or has been granted for purposes of acquisition or disposal of Company shares by the Company itself, its subsidiaries or affiliates, or other business under common control, considering that this restriction is applicable to transactions with Company securities carried out by the controlling shareholders and Connected Persons; and by the controlling shareholders and Connected Persons exclusively on the dates on which the Company trades, or informs the Accredited Brokers (as defined below) that it will trade its own shares;

(c)            whenever a consolidation, total or partial spin-off, merger, transformation or material corporate restructuring is being planned; and

(d)            for a period of 15 days preceding the disclosure or publication, as the case may be, of the Company’s quarterly information (ITR) and the standard financial statements (DFP). This same restriction applies to the period of fifteen (15) days preceding an early disclosure of the financial statements.

Regarding the events set forth in items (i) and (iii), even after the disclosure of a material act or fact, the Black-out period should still prevail in case a transaction may interfere – according to the Company’s opinion – in the conditions of trades made with Company shares, and result in loss for the Company and its shareholders (CVM Instruction No. 358/02, article 13, paragraph 5), while such additional restriction should be informed by the Investor Relations Officer.

Exceptions

The trading restriction provided for in item (a) above is not applicable to private transactions with treasury shares linked to the exercise of purchase options under the stock options plan approved by the Company’s annual shareholders meeting, or to the granting of shares to managers, employees or service providers as part of their compensation, as previously approved in the annual shareholders meeting.

The trading restrictions provided for in items (a), (b) and (c) above are not applicable to transactions conducted by the controlling shareholders and Connected Persons based on individual investment plans, as defined in the Trading Policy, provided  that, if the additional requirements described therein are met, the restriction described in item (d) above can also be ignored.

Trading in own shares

The Trading Policy also determines that the Board of Directors is not entitled to resolve on the acquisition or disposal of Company shares before the public disclosure, through a material act or fact, of information regarding:  any covenants or agreements aiming at transferring the Company’s share control; or (ii) the granting of options or mandate regarding the completion of the transfer of share control; or (iii) the intention to promote a consolidation, total or partial spin-off, merger, transformation or corporate restructuring. If, after approval of the repurchase program, one of the situations above arises, the Company should immediately interrupt the transactions with its own shares until the disclosure of the relevant act or fact.

Individual Investment Plans

Individual Investment Plans should observe the following requirements, among other provided for in the Trading Policy:

(a)            be formalized in writing with the Investor Relations Officer, prior to any trades;

(b)            irrevocably and irreversibly establish the dates and amounts or quantities of trades to be conducted by the participants, the use being permitted of algorithms and formulas that, once applied to a concrete case, will determine whether the trades should or should not be conducted, and, if so, the dates and financial amounts involved;

(c)            consider a minimum term of six (6) months for the plan itself, any changes therein or possible cancellations to produce effects;

(d)            nonexistence of another investment plan simultaneously in force for the same Person; and

(e)            no transactions are carried out that may offset or mitigate the economic effects of the transactions provided for in the investment plan.

The Board of Directors must verify, at least on a half-yearly basis the compliance of the trades conducted by the participants with the investment plans formalized by them whenever these plans are intended to enable the conduction of trades in Black-out periods, taking into account the other requirements set forth in the Trading Policy.

Trade Policy Monitoring

It is the responsibility of the Investor Relations Officer to ensure the conduction and follow-up of the Trading Policy and Individual Investment Plans.

Without prejudice to the penalties provided for in the law, non-compliance with the provisions set forth in the Trading Policy will result in disciplinary sanctions, according to the Company’s internal rules, including, for example, as the case may be: warning, suspension or dismissal with cause, according to the seriousness of the violation; and (ii) termination of the agreement entered into with the Company, which may require, in any case, as long as this is due, full compensation for all losses directly or indirectly incurred by the Company as a result of non-compliance.

21.1 - Description of internal rules, regulations or procedures for disclosing information

The Company’s “Manual of Disclosure and Use of Information and Securities Trading Policy” was approved by the Board of Directors’ meeting held on March 1, 2013, and reviewed by the Board of Directors’ meetings held on August 27, 2014 and March 28, 2016 (“Manual”), as mentioned above, regarding the Trading Policy. In respect to the disclosure and use of information (“Policy on Disclosure and Use of Information”), the Manual provides guidance about the disclosure of material information and maintenance of secrecy before the disclosure of information to the public.

21.2 - Description of the policy for disclosure of material acts or facts, giving the communication channel(s) used for disseminating the information on material acts and facts, and the procedures for maintaining secrecy about relevant information not disclosed; and the location where the policy can be found

The Policy on Disclosure and Use of Information binds the following persons, who must sign a deed of commitment to the Manual:

•           managers, controlling shareholders, members of the Fiscal Council and members of other bodies with technical or advisory functions within the Company;

•           employees and offices with access to material information; and

•           anyone who, by virtue of their office, function or position in the Company or in the Company’s subsidiaries or affiliates, has knowledge about information on material acts or facts involving the Company (only regarding the obligation to keep the secrecy of confidential information, as mentioned below).

Said persons with personal knowledge of material acts or facts must inform the Investor Relations Officer in this regard. The Investor Relations Office is responsible for submitting the information to the relevant bodies and disclosing it to the press.  Said persons also have a duty to keep the secrecy of all material information to which they may have privileged access, until it is disclosed to the market, and to ensure that subordinates and third parties close to them do the same, being jointly responsible with them in case of non-compliance with the secrecy obligation. If, after a communication (and if the decision to keep secrecy is be configured, according to article 6 of CVM Instruction 358/02), said persons notice any omission by the Investor Relations Officer regarding fulfillment of his communication obligations, they must inform the material fact immediately to the Brazilian Securities Commission (CVM), under penalty of liability.

In case of doubt regarding materiality of the confidential information, the Connected Persons should contact the Investor Relations Officer in order to clarify the doubt.

As a rule, the Policy on Disclosure and Use of Information provides for the immediate communication and simultaneous disclosure of any material act or fact to CVM, the stock exchanges in which the Company’s securities are listed, and the organized over-the-counter markets on which the Company’s securities are traded.

The disclosure of material acts or facts should occur, if possible, before the opening or after the closing of business in Stock Exchanges the Country or abroad on which the Company trades its securities, although this should preferably occur after the closing of the trading section. In case a disclosure is required before the opening of the trading section, it must be made, if possible, at least 1 hour before the opening, in order to avoid any delays in opening of trades.

The Company’s material acts or facts will be disclosed on the news portal of the “Valor Econômico” newspaper on the Internet (www.valor.com.br/fatosrelevantes), where the full text of Material Acts or Facts will be made available to the market at no cost.  The disclosure of material acts or facts in any communication means, including information to the press, or during meetings with professional organizations, investors, analysts or other specific audiences, in Brazil or abroad, should be made simultaneously to the whole market.

If the disclosure of a material act or fact must take place during trading hours, the Investor Relations Officers will be responsible for analyzing the request - which must be made to domestic and foreign stock exchanges simultaneously - to interrupt the trading of Company securities for the time required for the dissemination of the material information.

According to the Policy on Disclosure and Use of Information, material information may not be published in case  the disclosure thereof may put the legitimate interests of the Company at stake.

Non-disclosure of information must be resolved by the Company’s controlling shareholders or managers, as the case may be.   At any rate, even in exceptional cases of non-disclosure, the controlling shareholders and/or managers, as the case may be, are responsible for releasing the material act or fact immediately, directly or through the Investor Relations Officer, in the event that the information is beyond control, or in case of uncommon variations in the quotations, prices or the quantity of Company securities traded.

The Policy on Disclosure and Use of Information is available at the following electronic address: http://ri.ambev.com.br, in the field “Governança Corporativa,” “Políticas e Códigos,” “Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários da Ambev.”

21.3 - Managers in charge of implementing, maintaining, assessing and inspecting the information disclosure policy

The Investor Relations Officer is primarily responsible for communication and disclosure of material acts or facts involving the Company, although the persons listed in 21.2 above are responsible for informing any material acts or facts to the Investor Relations Officer.  Also, it is the responsibility of the Investor Relations Officer to ensure the enforcement and follow-up of the Policy on Disclosure and Use of Information. However, all persons who adhere to the Manual must honor the commitments assumed therein.

21.4 - Other information the issuer deems relevant

Not applicable, since all material information was supplied in the items above.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer